Confidential Draft No. 3 submitted confidentially with the Securities and Exchange Commission on June 29, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

iFIT Health & Fitness Inc

(Exact name of registrant as specified in its charter)

Delaware	3600	06-1556976
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1500 South 1000 West

Logan, Utah 84321

(435) 786-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Everett Smith, Esq.

Senior Vice President, General Counsel, Secretary

1500 South 1000 West

Logan, Utah 84321

(435) 786-5000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Corey R. Chivers, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Michael Kaplan, Esq. Richard J. Truesdell, Jr., Esq. Jeffrey S. Ramsay, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450 4000 (Phone) (212) 701 5800 (Fax)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common stock, par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(2)	Includes shares of Class A common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated                 , 2021

PRELIMINARY PROSPECTUS

Shares

Class A Common Stock

This is an initial public offering of Class A common stock by iFIT Health & Fitness Inc (the “Company”). We are offering                  shares of our Class A common stock.

We will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately    % of the voting power of our outstanding capital stock immediately following the completion of this offering, with our Chief Executive Officer and certain affiliated stockholders holding approximately    % of the voting power of our outstanding capital stock immediately following the completion of this offering, assuming in each case no exercise of the underwriters’ option to purchase additional shares.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $     and $    . We intend to apply to have our Class A common stock listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IFIT.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of NASDAQ.

See “Risk Factors” beginning on page 17 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting,” beginning on page 164 of this prospectus, for additional information regarding total underwriter compensation.

To the extent that the underwriters sell more than                shares of Class A common stock, the underwriters have an option to purchase up to an additional                shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2021.

Morgan Stanley	BofA Securities	Barclays

UNMATCHED INTEGRATED PLATFORM
OUR MISSION
is to improve people's lives through the power of ***interactive health and fitness***
iFIT
iFIT HEALTH & FITNESS

OUR MEMBERS

With more than ***5 million members***, our community is actively engaged in achieving a variety of health and fitness goals.

"Since my first step on May 20, 2018, I have lost 33 pounds, am no longer pre-diabetic, off of all high blood pressure meds, and my cholesterol is in the normal range. I can honestly say that I am the healthiest I've ever been. Today, I finished the Mt. Kilimanjaro series with iFIT Trainer Zac Marion. When we got to the summit and the guides were singing us in, I cried. ***I raised my arms in victory and I cried. I can't believe I climbed Mt. Kilimanjaro!"***

Summer Watson
iFIT member

iFIT HEALTH & FITNESS

UNMATCHED INTEGRATED PLATFORM
OUR IMPACT
5M+
total members
1M+
interactive fitness subscribers
120
countries
9+
fitness modalities
9M
interactive fitness products sold
in fiscal 2020
$---
gross merchandise value
iFIT HEALTH & FITNESS

UNMATCHED
INTEGRATED
PLATFORM

OUR CONTENT

Explore our library of more than ***17,000 workouts***
including live, global, studio, and on-demand classes.

iFIT

iFIT HEALTH & FITNESS

AND MUCH MORE

Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Basis of Presentation

We have a fiscal year end of May 31. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, fiscal 2020 refers to the fiscal year ended May 31, 2020. Fiscal quarters may be identified by the quarter and fiscal year in which they occur. For example, fiscal Q3 2021 refers to the third fiscal quarter or the nine months ended February 28, 2021. Please see our audited consolidated financial statements and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus for the full description of the basis of presentation. References to “GAAP” are to Generally Accepted Accounting Principles issued by the Financial Accounting Standards Board (“FASB”).

Trademarks and Trade Names

We and our subsidiaries own or have the rights to various trademarks, trade names, service marks and copyrights, including the following brands: iFIT®, NordicTrack®, ProForm®, Freemotion®, Weider® and Weslo®, which are

i

our principal brands, as well as iFIT ActivePulse™, iFIT Mind™, LiveAdjustTM, SmartAdjustTM, SpaceSaver™, FreeStride™, Vue™, Vault™ and various logos used in association with these terms. Solely for convenience, the trademarks, trade names, service marks and copyrights referred to herein may be listed without the ©, ® and ™ symbols, but such references are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent under applicable law, our or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. Other trademarks, trade names, service marks or copyrights appearing in this prospectus are the property of their respective owners.

Market and Industry Information

Unless otherwise indicated, market data and industry information used throughout this prospectus is based on management’s knowledge of the fitness industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications, other publicly available information prepared by a number of sources, including a 2019 report by the Global Wellness Institute and a report by NPD. Market share data, unless otherwise indicated, are provided by TraqLine and are estimated market shares for calendar 2020 based on unit share. The data we provide regarding the NordicTrack brand recognition is based on a survey we commissioned. To determine our Total Addressable Market (“TAM”) and Serviceable Addressable Market (“SAM”), we relied upon management’s review of independent industry surveys and publications as well as a report conducted by         , a third-party research partner. We conducted comprehensive analysis across the supply and demand sides, including primary research with market participants and secondary research on the marketplace on the supply side, and in-depth customer surveys on the demand side. The geographic scope of our study includes North America, Latin America, Europe and Asia Pacific, and we define the segments of the fitness economy as fitness, wellness, nutrition and recovery.

All of the market data and industry information used in this prospectus, including our methodology of determining TAM and SAM, involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information and neither we nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the fitness industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Certain Definitions

For definitions of our key business metrics and additional information regarding how we calculate these key business metrics, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.” Below are definitions of certain of these key business metrics:

“Billings” is an operating measure we use that is equal to total amounts billed for subscription and extended warranty contracts in the period.

“Touchscreen products” means interactive fitness equipment that comes installed with a high-definition touchscreen.

“Gross Merchandise Value” or “GMV” means the total dollar value of the merchandise sold to end consumers in a given period in all distribution channels.

ii

“Interactive Fitness Subscribers” are those subscribers who have full access to all paid iFIT content, which is available on the digital app, TV app and on equipment, who are either in an active paid account or a trial and are the primary account holder.

“Interactive Fitness Products,” when referring to units, includes units of interactive fitness equipment, together with units of ancillary products including weights, apparel, nutrition products and other accessories.

“Subscription Contribution” is a non-GAAP measure that is defined as subscription revenue less cost of subscription revenue, adjusted to exclude depreciation and amortization expense from cost of subscription revenue.

“Subscription Contribution Margin” is a non-GAAP measure that is calculated by dividing Subscription Contribution by subscription revenue.

“Total Members” means all individuals who have an active iFIT account, which includes Interactive Fitness Subscribers, their respective secondary members and members who consume free content.

iii

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to participate in the offering. You should carefully read the entire prospectus, including the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes related thereto included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references to “our Company,” “we,” “us,” “our” and “iFIT” refer to iFIT Health & Fitness Inc and its direct and indirect subsidiaries on a consolidated basis.

Our Mission and Vision

Our mission is to improve people’s lives through the power of interactive health and fitness.

Our vision is to create the world’s most comprehensive health and fitness platform which integrates the primary elements of health and fitness into a seamless interactive solution for our members.

Who We Are

We are a health and fitness technology company, fueled by our passion to innovate, grow and provide meaningful solutions for our members. iFIT is an integrated health and fitness platform, designed to connect our proprietary software, experiential content and interactive hardware to deliver an unmatched connected fitness experience.

We are a growing community of over 5 million Total Members and 1 million Interactive Fitness Subscribers with a primary member base in the United States, and expanding with members in over 120 countries. We deliver our patented interactive experiences on a broad range of fitness modalities including treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment and accessories.

Driven by the adoption of our iFIT platform, we are the #1 provider of large fitness equipment in the United States. In fiscal 2020, we sold approximately 9 million Interactive Fitness Products with a Gross Merchandise Value of $    million. Our brands, including iFIT, NordicTrack, ProForm and Freemotion, are leaders in the fitness equipment industry.

Our iFIT operating system provides interactive experiences on all of our brands, allowing members to gain access to our full library of live and on-demand content for $15/month for individuals or $39/month for families of up to five (or $396 when paid annually). We believe the combination of our proprietary software and experiential content connected with our interactive hardware creates a compelling value proposition for our rapidly growing member base and generates attractive recurring subscription revenue.

Proprietary Software

Our innovative iFIT software is the common operating system that unites our experiential content and interactive hardware into one integrated platform. Our software is the connective tissue that provides members with a unique two-way experience with iFIT’s authentic trainers. Through iFIT’s patented software, biometric data is monitored and workout variables including speed, incline, resistance and digital weight are dynamically adjusted in real time. Our interactive software optimizes our members’ workout experience by removing the guesswork and providing personalized training. We further personalize workouts with our patent-pending SmartAdjustTM and ActivePulseTM technologies, which automatically adjust our equipment based on members’ real-time fitness levels and heart rates. Our distinctive leaderboard allows members to connect and interact with a global community of like-minded people.

Experiential Content

We strive to create the most compelling interactive content in the health and fitness industry. Our highly differentiated content seamlessly integrates with our proprietary software and interactive hardware, delivering a unique media form that we call “experiential content.” Our members enjoy patented live interactive studio and outdoor workouts. Further, our members can access iconic fitness experiences with workouts filmed in more than 50 countries across seven continents. Our experiential content creates multi-sensory experiences that allow our members to see, hear and feel interactive workouts. Our content is developed and led by a team of over 180 world-class trainers in more than 60 categories including running, cycling, high-intensity interval training (HIIT), strength, boot camp and yoga, as well as new categories including mindfulness, nutrition and active recovery.

During fiscal 2020, we streamed 34 million live and on-demand interactive workouts across our fitness products. We have begun offering content in seven different languages including Mandarin Chinese, Spanish and French. Our expanding mindfulness, nutrition and recovery content provides a complete experience for our members. In fiscal 2021 through fiscal Q3, our members participated in more than 80 million workouts, reflecting growth of 358% year over year. Our community has given our experiential content more than 3.2 million member reviews with an average rating of 4.7 stars out of 5.

Interactive Fitness Hardware

We generate recurring subscription revenue on the industry’s broadest range of connected fitness hardware, including treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment and accessories. Our interactive hardware is intelligent—specifically designed and engineered to respond to our proprietary software and experiential content. This unique combination allows our members to have an immersive experience that can only be found on our hardware. For example, when our content streams the trail to the summit of Mt. Kilimanjaro, our interactive drive systems automatically adjust the speed and incline in sync with our content. Our hardware and technology are protected by over 400 issued and pending patents.

Our Brands

We market our iFIT platform with our industry-leading brands: NordicTrack, ProForm and Freemotion. We intentionally segment our brands across a wide range of channels, products and price points to attract consumers from a variety of fitness and income levels. Our research indicates that NordicTrack enjoys market leading awareness among fitness equipment brands, with over 91% aided brand awareness in the United States. The breadth of our product portfolio and multi-brand strategy provides us with the largest addressable market in the fitness industry, and creates a broad funnel to acquire interactive fitness members at scale.

Our Direct-to-Consumer and Multi-Channel Distribution Model

Our global distribution model is unmatched in our industry, combining both domestic and international direct-to-consumer capabilities with wholesale distribution. In fiscal 2020, we generated 42% of revenue through our own direct-to-consumer channels, 53% through our wholesale channel with more than 50 select retailers globally and 5% through our strategic partnerships in the commercial channel. Our multi-channel distribution mitigates our dependence on any single channel and allows us to meet consumers wherever they want to shop. We also have a first-mover advantage globally, with 19% of our fiscal 2020 revenue coming from international markets.

Our Growth, Revenue and Scale

Our ability to connect with our community of health and fitness members through our cutting-edge iFIT technology and immersive experiences has fueled our growth as one of the largest connected health and fitness platforms in the world.

Our strong financial performance is underpinned by the rapid growth in our member base and consistent increase in member engagement on our platform, as seen through:

•	Total Interactive Fitness Subscribers growing from approximately 103 thousand to 1.07 million between February 28, 2017 and February 28, 2021, representing a CAGR of 79.6%; and

•

Total number of workouts on our platform growing from 12.1 million during fiscal 2019 to 34.1 million during fiscal 2020, representing 181% growth. In fiscal 2021 through fiscal Q3, our members participated in more than 80 million workouts, reflecting growth of 358% year over year.

•

We generated total revenue of $700.0 million and $851.7 million during fiscal 2019 and fiscal 2020, respectively, representing an increase of 21.7%, and $574.5 million and $1,300.4 million in the nine months through fiscal Q3 2020 and fiscal Q3 2021, respectively, representing an increase of 126.4%;

•

We generated net income of $56.6 million and incurred a net loss of $98.5 million during fiscal 2019 and fiscal 2020, respectively, and net losses of $65.4 million and $386.3 million in the nine months through fiscal Q3 2020 and fiscal Q3 2021, respectively; and

•

We generated Billings of $92.7 million and $183.7 million during fiscal 2019 and fiscal 2020, respectively, representing an increase of 98.2%, and $107.8 million and $304.6 million in the nine months through fiscal Q3 2020 and fiscal Q3 2021, respectively, representing an increase of 182.6%.

The Global Wellness Economy

We operate in the global wellness industry which has demonstrated sustained, consistent growth through a range of economic cycles over many years. In 2020, spend on the wellness industry was $         trillion globally and has grown at a         % CAGR since 20    .

We believe the breadth of our equipment range across modalities, brands, price points and distribution channels gives us the largest Serviceable Addressable Market (SAM) among our primary competitors in the fitness industry. We believe we are the only provider delivering a seamless solution of software, content and hardware with offerings across treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment and accessories in the global market. We have a growing international presence with distribution in over 120 countries.

Our Competitive Differentiators

Seamlessly Integrated Health and Fitness Platform

iFIT is a global health and fitness platform which seamlessly integrates our proprietary software, experiential content and interactive hardware to deliver an unmatched connected fitness experience.

We design and develop our own software, content, and hardware to ensure these elements work in harmony across our portfolio of brands and products. Our software utilizes biometric inputs (including heart rate), adaptive fitness technology, artificial intelligence (AI) and scalable cloud-based infrastructure to create an unmatched user experience that is highly engaging and valued by our members. Our content is delivered by our patented streaming technology that connects our wide range of connected devices. This comprehensive technology stack allows our devices to seamlessly connect to our network of products and members. This network effect of interactive fitness devices drives high engagement, retention, and social interaction. We believe our member-centric platform is difficult to replicate and highly scalable into adjacent categories and verticals.

Differentiated Experiential Content

We have invented experiential content, creating a new media form that is highly differentiated from passive streaming. We believe we create the best interactive content in the fitness industry, which includes live and on-demand studio classes and digital outdoor experiences. Our world-class production teams, including Emmy award-winning talent and cinematographers, film iFIT experiential content in more than 50 countries across seven continents, led by more than 180 iFIT trainers, including Olympians and other elite athletes. iFIT members can trek to Mt. Everest base camp or walk with elephants on safari in South Africa on their treadmills and ellipticals. They can join live studio cycle classes or ride the Swiss Alps on their bikes. iFIT members can row the River Thames on their rowers or join a studio boot camp class from their fitness mirrors. Our constantly growing library includes more than 17,000 interactive workouts in more than 60 categories including running, cycling, HIIT, strength, boot camp class and yoga, as well as new categories including mindfulness, nutrition and active recovery, allowing iFIT members to benefit from a complete content solution. Our proprietary LiveAdjustTM streaming technology allows iFIT trainers to control members’ equipment variables including speed, incline, resistance and digital weight which creates an authentic interactive workout.

Innovation Pipeline That Drives Growth

We are innovators—and consider ourselves the original pioneers—of connected health and fitness technology. We have compiled a portfolio of more than 400 issued and pending patents in areas ranging from interactive streaming to adaptive fitness technology. These patents provide a competitive moat to our business. Our vertically integrated software, content and hardware teams launch new innovative products and services in multiple categories each year with industry-leading speed to market. This multidisciplinary team of over 2,000 employees includes more than 500 research and development professionals, with engineering teams across three continents, focusing on improving the user experience. Our robust innovation pipeline is unique in the fitness industry and positions us to stay at the forefront of health and fitness technology.

Advantaged Business Model

We believe our multi-brand, multi-product and multi-channel business model provides us with the largest addressable market in the fitness industry and creates a broad funnel to acquire subscribers, generating highly attractive recurring revenue. We believe our strategy is highly scalable and difficult to replicate. Our proven approach delivers a compelling financial model.

Our brands—We market iFIT subscriptions on our interactive hardware through our industry-leading brands. We address the premium at-home market with NordicTrack, the mass market with ProForm, and commercial verticals with Freemotion. We intentionally segment our brands across a wide range of channels, products and price points to attract members from a variety of fitness and income levels.

Our research indicates that NordicTrack enjoys market leading awareness among fitness equipment brands, with over 91% aided brand awareness in the United States. ProForm is the number one volume brand at retail. Our portfolio of valuable brands enables us to bring our iFIT platform to as many members as possible, while also providing a flexible and sustainable model for long-term growth.

Our product portfolio—All of the products in our portfolio are connected by the iFIT operating system, enabling our members to have a unified user experience on every product they purchase from us. We deliver our interactive experiences on the fitness industry’s broadest range of fitness modalities, including treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment and accessories. During 2020, we ranked #1 in overall market share in the United States in total large exercise equipment units. The breadth of our product and technology portfolio helps insulate us from consumer trends, creating valuable opportunities for expansion and an unrivalled Serviceable Addressable Market.

Our distribution channels—We have an established presence across all major distribution channels to meet our consumers wherever they want to shop. In fiscal 2020, we generated 42% of revenue through our direct-to-consumer channel via our owned websites. We generated 53% of revenue through our wholesale channel globally through major partners including Amazon, Best Buy, Dick’s Sporting Goods and Costco. We generated 5% of revenue through our key relationships in the commercial channel including Planet Fitness and Orangetheory Fitness. We also have a first-mover advantage globally, with 19% of our fiscal 2020 revenue coming from international markets. We believe the breadth of our omnichannel distribution is unmatched in the fitness industry and provides multiple avenues for future growth.

Global Member Community with High Engagement

We have amassed a fast-growing, connected community of over 5 million Total Members and 1 million Interactive Fitness Subscribers in over 120 countries. Our business is characterized by high growth and strong engagement. Our growth is driven by our efficient customer acquisition and the core value proposition of our proprietary combination of software, content and hardware which have driven substantial expansion in the number of our Interactive Fitness Subscribers and total workouts participated in on our platform. We offset customer acquisition costs with the gross profit earned on our interactive fitness equipment, generating highly compelling unit economics. In fiscal 2020, total workouts participated in on our platform increased 181% over fiscal 2019. In fiscal 2021 through fiscal Q3, our members participated in more than 80 million workouts, reflecting growth of 358% year over year.

Well-Established Global Supply Chain with Attractive Speed to Market

We have a robust and resilient supply chain with attractive speed-to-market capabilities. We manufacture both domestically and internationally in seven countries, and maintain 30+ year relationships with long-term strategic partners, with direct purchasing relationships down to the component level. Our in-house engineering expertise allows us to quickly create and adjust designs to streamline production and minimize supply bottlenecks. This network of partnerships combined with our experience, provides us with a considerable competitive advantage and allows us to flexibly respond to fluctuations in market demand. In fiscal 2020, the breadth of our scaled distribution network allowed us to ship 8,600 containers delivering approximately 9 million units of Interactive Fitness Products globally—more than anyone in our industry. This capability allowed us to respond quickly and grow during periods of surge demand since the onset of the outbreak of COVID-19 (the “global pandemic”).

Visionary Founder and Experienced Team

Our visionary co-founder and CEO Scott R. Watterson has combined his passions for fitness, technology, design and engineering to make interactive fitness products that positively affect people’s lives. His passion and leadership inspires our entire company, resulting in game-changing innovations. Our senior management team consists of industry veterans with an average of 23 years of experience in our company. Our entrepreneurial culture encourages our multidisciplinary team of over 2,000 employees to push for path-breaking developments across software, content and hardware. All of our efforts are guided by our core desire to provide the most immersive and interactive experiences to our members to guide them on their personal journeys for self-improvement.

Our Growth Strategies

Our goal is to grow our recurring subscriber base globally through the sale of our Interactive Fitness Products. We will continue to drive member engagement and retention by providing immersive and interactive experiences through our integrated platform.

Scale Marketing to Accelerate Growth

We market our products through a unique combination of performance, brand marketing and retail partnerships, resulting in a best-in-class customer acquisition cost and highly efficient media campaigns. Our low customer acquisition cost allows us to invest more in brand marketing to acquire additional customers. As we significantly scale our marketing efforts in the United States and internationally, we believe we can drive sustainable growth across our subscriber base and product portfolio.

Continuously Improve Members’ Experience

We are constantly improving and expanding our members’ experience which ensures high subscriber engagement, retention and satisfaction. We will continue to enhance our members’ experience by developing new content, deploying new software and continually personalizing the ways our members engage with iFIT. Whether consumers are at home, outside or in commercial facilities, iFIT will provide experiential content on our expanding platform of interactive equipment, mobile apps and digital TV apps.

Continue to Launch New and Disruptive Products

We will continue to launch new products and disrupt existing product categories by innovating software, content and hardware. We invest considerable resources in our research and development, with more than 500 professionals and engineering teams across three continents. We maintain an extensive multi-year innovation pipeline driving advancements across our entire portfolio, as well as emerging verticals, allowing us to continually launch new products embraced by the market.

Leverage Installed Consumer Base to Increase Hardware Sales and Subscription Revenues

Since fiscal 2017 through fiscal 2020, we have sold over 43 million units of fitness products to consumers around the world. Our large and growing installed base of members, and our relationship with them, represents distinct opportunities to accelerate additional sales of hardware and conversion to Interactive Fitness Subscriptions. As we increase marketing efforts to our existing base and drive brand awareness of the iFIT platform, we anticipate meaningful adoption of our interactive fitness subscription and additional hardware purchases.

Grow Commercial Sales and Expand Strategic Partnerships

By expanding our premium commercial brand of Freemotion, we see significant growth opportunities to bring more of our interactive hardware and membership offerings into all verticals in the commercial channel. We have established relationships with best-in-class commercial operators including Planet Fitness and Orangetheory Fitness. Orangetheory Fitness uses our patented technologies in their commercial fitness facilities nationwide. Through our exclusive partnership with Planet Fitness, we have made the iFIT experience available to their base of more than 13.5 million Planet Fitness members nationally by providing select iFIT content through the Planet Fitness app.

Accelerate Global Growth by Leveraging Our International Presence

By leveraging our established international presence, we see substantial opportunities to accelerate sales of our iFIT interactive products and services in global markets. With minimal marketing spend in fiscal 2020, our existing direct-to-consumer business experienced high double digit growth in the UK, France and Australia. In addition to growing our international direct-to-consumer sales, we will enhance our worldwide network of strategic retail partners including Decathlon, Rebel Sports and others. We believe we have significant runway to expand market share, and grow iFIT membership as we meet increasing global demand through our multi-channel distribution strategy.

Expand the iFIT Platform into Adjacent Categories

We will expand our proven iFIT subscription services and hardware into categories naturally adjacent to fitness, such as mindfulness, nutrition and recovery. Recently we have brought innovation to mindfulness with iFIT MindTM, creating multi-series workouts on our interactive hardware guided by experts in mental health. Our members responded quickly and positively, adding iFIT MindTM to their iFIT routine, further enhancing the retention of our platform and providing an excellent tool to attract new members. We recently acquired “29029,” a premium ultra-endurance event and community, which will accelerate our expansion into wellness tourism as we plan to leverage and build on existing offerings to create additional regional and national events to engage with our members. We believe this platform will also help us further expand into corporate wellness, creating large-scale mental health and wellness events for companies and businesses, and serving as an additional avenue to grow our iFIT community. Additional initiatives we are further developing are our current nutritional and recovery product and content offerings. As we expand into adjacent categories which we believe are currently underserved, we will create more on-ramps into the iFIT ecosystem.

Corporate Information

Scott R. Watterson and Gary E. Stevenson founded Weslo, Inc. in 1977 and acquired ProForm Fitness Inc. in 1987. When these entities were sold to Bain Capital Inc. in 1994, they were renamed ICON Health & Fitness, Inc. The parent entity of ICON Health & Fitness, Inc., HF Holdings, Inc., was incorporated in Delaware in 1999 and changed its name to iFIT Health & Fitness Inc in March 2021. Our principal executive offices are located at 1500 South 1000 West, Logan, Utah 84321, and our telephone number is (435) 786-5000. Our corporate website address is www.ifit.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our Class A common stock.

Controlled Company

Prior to the completion of this offering, we will amend our amended and restated certificate of incorporation to redesignate our outstanding common stock as Class A common stock and issue Class B common stock in exchange for certain outstanding shares of Class A common stock. Following the offering, our Co-Founder and Chief Executive Officer, Scott R. Watterson and certain affiliated stockholders (which we refer to as the “Scott R. Watterson holders”) will hold                 shares of our Class B common stock. The dual class structure of our common stock will have the effect of concentrating voting control with the Scott R. Watterson holders. The Scott R. Watterson holders will hold in the aggregate approximately                % of the voting power of our outstanding capital stock immediately following this offering. This will limit or preclude your ability to influence corporate matters.

Summary of Risk Factors

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	changes in the fitness industry as well as developments in consumer demand for and preferences in fitness content;

•	failure to anticipate consumer preferences in products and services;

•	changes or developments in our relationships with or the businesses of third-party suppliers, manufacturers, logistics partners and retail partners, and our reliance on these parties;

•	damage to our brands and reputation;

•	inability to manage our growth and failure to execute our continued growth strategy;

•	inability to attract and retain subscribers;

•	the highly competitive nature of our industry;

•	inability to maintain profitability in the future;

•	the seasonality of our business and short product life cycles;

•	inability to manage increases in raw materials and component costs, long lead times, supply shortages or transportation and logistical issues;

•	changes in the socioeconomic, political and environmental landscape;

•	unfavorable or otherwise costly outcomes of lawsuits, claims, regulatory disputes and governmental inquiries that arise from our products and services;

•	reputational harm or liabilities relating to our products or their use or misuse or defects;

•	import and export controls, tariffs, import or customs duties, international taxation, economic sanctions and changes in income tax laws or enforcement;

•	failure to comply with applicable anti-corruption and anti-money laundering laws;

•	failure to comply with applicable privacy, security, and data laws, regulations, and standards;

•	the occurrence of cyberattacks, privacy or data breaches or any disruption or interference with our computing, storage, processing and similar services;

•	adverse changes to or loss of our intellectual property rights, including our licenses, trademarks and trade names; and

•	adverse publicity or other adverse consequences related to our dual class structure or “controlled company” status.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

•	requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•

exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering unless, prior to that time, we have more than $1.07 billion in annual gross revenue, have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year and a determination is made that we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or issue more than $1.0 billion of non-convertible debt over a three-year period, whether or not issued in a registered offering. We have availed ourselves of the reduced reporting obligations with respect to audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations and executive compensation disclosure in this prospectus and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. We expect that following the completion of this offering we will no longer qualify as an emerging growth company due to our expected fiscal 2021 annual gross revenue.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company will take advantage of its status as an emerging growth company to defer the adoption of certain accounting standards.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you may hold an equity interest. In addition, it is possible that some investors will find our Class A common stock less attractive as a result of our elections, which may cause a less active trading market for our Class A common stock and more volatility in our stock price.

THE OFFERING

Issuer	iFIT Health & Fitness Inc

Class A common stock offered by us	shares of Class A common stock ( shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of Class A common stock	The underwriters have an option to purchase an additional shares of Class A common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Class A common stock to be outstanding after this offering	shares of Class A common stock ( shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding after this offering	shares of Class B common stock, all of which will be held by the Scott R. Watterson holders.

Total Class A and Class B common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full).

Voting Rights	Shares of Class A common stock are entitled to one vote per share.

Shares of Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Following the completion of this offering, each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon transfers (other than certain permitted transfers) and upon the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the then outstanding shares of Class B common stock and (ii) the date the shares of Class B common stock cease to represent at least 15% of all outstanding shares of our common stock. The Scott R. Watterson holders, as holders of our outstanding Class B common stock, will hold % of the voting power of our outstanding capital stock immediately following this offering. The Scott R. Watterson holders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Use of proceeds	We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use (a) approximately $300 million of the proceeds to repay in full a promissory note (the “2019 Note”) issued in the 2019 Financing Transaction (as defined herein) and (b) approximately $ million of the proceeds, together with shares of our newly issued Class A common stock, to repay our Series A preferred stock issued in the 2020 Financing Transaction (as defined herein).

The remaining net proceeds will be used for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to a number of factors and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

Our ability to pay dividends is currently restricted by the terms of our Senior ABL Revolving Credit Facility (as defined herein) and may be further restricted by any future indebtedness we incur.

In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Listing	We intend to apply to have our common stock listed on NASDAQ under the symbol “IFIT.”

Except as otherwise indicated, the number of shares of our Class A common stock and Class B common stock outstanding after this offering:

•	excludes shares of our Class A common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share;

•	excludes warrants to purchase shares of Class A common stock at an exercise price of $ ;

•	excludes an aggregate of shares of our Class A common stock that will be available for future equity awards under the iFIT 2021 Equity Incentive Plan, that we plan to adopt (the “2021 Plan”);

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering;

•

gives effect to the issuance of                 shares of our Class A common stock in connection with the repayment of our Series A and Series B preferred stock in connection with the completion of this offering (which shares are not being registered in connection with this offering); and

•	assumes no exercise of the underwriters’ option to purchase additional shares.

Except as otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus);

•

the amendment to our amended and restated certificate of incorporation to redesignate our outstanding common stock as Class A common stock, and the exchange of certain Class A common stock for Class B common stock;

•

the repayment of (a) our Series A preferred stock with                 shares of our Class A common stock and $                 million in cash, and (b) our Series B preferred stock with                 shares of our Class A common, which will occur upon the completion of this offering (which shares are not being registered in connection with this offering);

•	no exercise of outstanding stock options or the outstanding warrants after , 2021;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock in this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present summary historical financial and other data for our business. We derived the summary consolidated statements of operations data for fiscal 2019 and 2020 and the summary consolidated balance sheet data as of May 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the nine months ended fiscal Q3 2020 and fiscal Q3 2021 and the summary consolidated balance sheet data as of February 28, 2021 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands, except for share and per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Interactive fitness products	$626,189	$727,703	$497,991	$1,137,974
Subscription	73,776	123,977	76,466	162,433

Total revenue	699,965	851,680	574,457	1,300,407

Cost of revenue:
Interactive fitness products(1)	444,908	503,353	354,276	721,264
Subscription(1)	13,226	19,362	13,764	19,085

Total cost of revenue	458,134	522,715	368,040	740,349

Gross profit	241,831	328,965	206,417	560,058
Operating expenses:
Sales and marketing	193,173	278,492	194,251	437,465
Research and development(2)	20,898	23,122	16,540	25,067
General and administrative(1)	48,892	77,105	46,096	98,926

Total operating expenses	262,963	378,719	256,887	561,458

Loss from operations	(21,132)	(49,754)	(50,470)	(1,400)
Other expense (income):
Gain on sale of subsidiary	(111,800)	—	—	—
Other expense, net(3)	13,368	46,320	14,765	384,699

Total other expense (income)	(98,432)	46,320	14,765	384,699

Income (loss) before provision for income taxes	77,300	(96,074)	(65,235)	(386,099)
Provision for income taxes	20,733	2,469	162	243

Net income (loss)	$56,567	$(98,543)	$(65,397)	$(386,342)

Undistributed earnings allocated to participating securities	(7,496)	—	—	—

Net Income (loss) attributable to common shareholders	$49,071	$(98,543)	$(65,397)	$(386,342)

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands, except for share and per share amounts)
Net income (loss) per share
Basic	$8.68	$(17.48)	$(11.60)	$(64.52)

Diluted	$8.68	$(17.48)	$(11.60)	$(64.52)

Weighted-average common shares outstanding
Basic	5,652,236	5,637,872	5,638,137	5,988,375

Diluted	5,652,236	5,637,872	5,638,137	5,988,375

(1)	Includes depreciation and amortization expense as follows:

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands)
Cost of revenue
Interactive fitness products	$7,337	$6,189	$4,691	$1,371
Subscription	5,468	7,833	5,733	4,224

Total cost of revenue	12,805	14,022	10,424	5,595
General and administrative	3,915	4,009	3,031	5,455

Total	$16,720	$18,031	$13,455	$11,050

(2)

In fiscal 2019 and 2020, we invested $35.8 million and $45.1 million, respectively, in research and development and to enhance our iFIT platform, develop new products, content and features, and improve our platform infrastructure, a portion of which was capitalized. In the nine months ended fiscal Q3 2020 and fiscal Q3 2021, respectively, these amounts were $35.6 million and $62.8 million.

(3)

Includes a loss in the nine months ended fiscal Q3 2021 of $173.4 million related to the issuance of the Series A preferred stock and the 2020 Warrants. The loss is due to the excess of the fair value of the instruments issued over the proceeds received. We also incurred losses of $152.5 million and $37.2 million related to the change in fair value of our warrant liabilities and embedded derivative liabilities, respectively, in the nine months ended fiscal Q3 2021.

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(dollars in thousands)
Certain Business Metrics and Non-GAAP Financial Measures:(1)
Interactive fitness subscribers (at period end)(2)	262,181	530,490	391,561	1,072,514
Total members (at period end)(3)	2,474,504	3,456,816	3,000,049	5,006,673
Total workouts on platform(4)	12,132,471	34,098,117	21,860,987	80,099,658
Subscription gross profit	$60,550	$104,615	$62,702	$143,348
Subscription gross margin	82.1%	84.4%	82.0%	88.3%
Subscription contribution(5)	$66,018	$112,448	$68,435	$147,572
Subscription contribution margin(5)	89.5%	90.7%	89.5%	90.9%
Billings(6)	$92,720	$183,727	$107,811	$304,562

(1)	See “Management’s Discussion and Analysis—Key Business Metrics and Non-GAAP Financial Measures” for more information.

(2)

Interactive Fitness Subscribers are defined as those who have full access to all paid content, which is available on the digital app, TV app and on equipment, who are either in an active paid account or a trial and are the primary account holder. Our digital-only members and trial members each represent less than 5% of our Interactive Fitness Subscriber base for all periods presented.

(3)	We define Total Members as all individuals who have an active iFIT account, which includes Interactive Fitness Subscribers, their respective secondary members and members who consume free content.
(4)	We define a workout as a single program participated in by our members across our entire platform.
(5)

Subscription Contribution and Subscription Contribution Margin are non-GAAP financial measures. We define Subscription Contribution as subscription revenue less cost of subscription revenue, adjusted to exclude depreciation and amortization expense from cost of subscription revenue. Subscription Contribution Margin is calculated by dividing Subscription Contribution by subscription revenue. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of Subscription Contribution and Subscription Contribution Margin and a reconciliation of Subscription Contribution to subscription gross profit.

(6)

We use billings as a key operating metric in evaluating the performance of our business because it enables an analysis of performance based on the timing of actual transactions with our customers and may be seen as an early indicator of trends in our operating results. See “Management’s Discussion and Analysis—Key Business Metrics and Non-GAAP Financial Measures” for how we calculate billings.

	May 31, 2019	May 31, 2020	February 28, 2021
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$23,771	$100,321	$380,465
Working capital (deficit)(1)	(23,772)	16,197	188,626
Total assets	305,825	372,129	1,075,698
Long-term debt, net	102,500	139,842	152,268
Deferred revenue, current and non-current	101,990	161,739	303,869
Mandatorily redeemable preferred stock	8,956	—	204,730
Warrant liabilities	—	54,349	337,686
Embedded derivative liabilities	—	31,600	113,700
Total stockholders’ deficit	$(99,694)	$(181,156)	$(586,918)

(1)	Working capital (deficit) is total current assets less total current liabilities

RISK FACTORS

Risks Related to Our Business, Our Brands, Our Products and Our Industry

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products and services in a timely manner or effectively manage the introduction of new or enhanced products and services, our business may be adversely affected.

Our success in maintaining and increasing our subscriber base and product sales depends on our ability to identify and originate trends as well as to anticipate and react to changing consumer demands in a timely manner. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new or enhanced offerings in a timely manner, or our new or enhanced offerings are not accepted by our members, our competitors may introduce similar offerings faster than us, or that are preferred by consumers, which could negatively affect our rate of growth. In addition, the success of new or enhanced offerings may depend on a number of other factors including, the success of our sales and marketing efforts, timely and successful research and development, effective forecasting and management of product demand, purchase commitments, and inventory levels, effective management of manufacturing and supply costs, and the quality of or defects in our products. The development of our products and services is complex and costly. Unanticipated problems in developing products and services could also divert substantial research and development resources, which may impair our ability to develop new products and services and enhancements of existing products and services, and could substantially increase our costs.

Our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of health and fitness offerings or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower iFIT subscription rates, lower sales, pricing pressure, lower gross margins, discounting of our existing products, and excess inventory levels. Further, if new or enhanced product and service introductions are delayed or not successful, we may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected.

Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality offerings. Development of new or enhanced products and services may require significant time and financial investment, which could result in increased costs and a reduction in our profit margins. For example, we have historically incurred higher levels of sales and marketing expenses accompanying each product and service introduction. Further, negative reviews online or via social media or otherwise of new or enhanced products and services could have a negative impact on our business, which, particularly during the initial phase of a new or enhanced product launch, could take time or significant expense to counteract and address, or could otherwise delay or impede consumer take up of the new or enhanced products and services.

Moreover, while we have experienced a significant increase in our member base since the start of the global pandemic, it remains uncertain how the global pandemic will impact consumer demand for our products and services and consumer preferences generally and the effect on demand following the pandemic. In addition, we have experienced and may continue to experience delays in the development and introduction of new, updated or enhanced products and services due to the effects of the current global pandemic. We must successfully manage introductions of new, updated and enhanced products and services, which could adversely impact the sales of our existing products and services. For instance, consumers may decide to purchase new, updated or enhanced products and services instead of our existing products and services, which could lead to excess product inventory and discounting of our existing products and services.

Additionally, our relationships with our retail partners are important to our business. If we are unable to introduce differentiated offerings for our retail partners, our relationships with those partners may suffer, which may cause us to lose key retail partnerships, or have difficulty developing new retail partnerships.

We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

Our products and services are offered in a highly competitive market. We face significant competition in every aspect of our business, including at-home fitness equipment and content, fitness clubs, in-studio fitness classes, fitness travel and events, and health and wellness apps as well as, with respect to our iFIT technology, specialized consumer electronic device companies. The market for every aspect of our business has multiple participants. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that compete with ours. Further, as we expand our product offerings in the health and wellness category, we will face additional competitors within the overall health market, including from participants in the medical, nutritional health, healthcare and pharmaceutical industries. Our competitors may develop, and have already developed, products, features, content, services, or technologies that are similar to ours or that achieve greater acceptance, may undertake more successful product development efforts, create more compelling employment opportunities, or marketing campaigns, or may adopt more aggressive pricing policies. Our competitors may develop or acquire, or have already developed or acquired, intellectual property or other proprietary rights that significantly limit or prevent our ability to compete effectively in the public marketplace. In addition, our competitors may have significantly greater resources than us, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, quickly transition and adapt their products and services, devote greater resources to marketing and advertising, or be better positioned to withstand substantial price competition. Some of our competitors may even aggressively discount their products and services in order to gain market share, which could result in pricing pressures, reduced profit margins, lost market share, or a failure to grow market share for us. Additionally, our retail partners may develop direct relationships with suppliers and begin to market private label fitness equipment products under their own brand names in competition with our products. If we are not able to compete effectively against our competitors, they may acquire and engage customers or generate revenue at the expense of our efforts, which could have an adverse effect on our business, financial condition, and results of operations.

The market for subscription-based interactive health and fitness services such as those delivered through our iFIT platform is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business, financial condition, and results of operations may be adversely affected.

The market for subscription-based interactive health and fitness services is relatively new and rapidly growing, and it is uncertain whether it will sustain high levels of demand and achieve wide market acceptance. Our success depends substantially on the willingness of consumers to widely adopt our products and services. In part, adoption of our products and services will depend on an increased profile of both the market as a whole and our own platform. To be successful, we will have to educate consumers about our products and services through investment, and provide quality content that is superior to the content and experiences provided by our competitors. With respect to our iFIT platform, some individuals may be reluctant or unwilling to use connected health and fitness devices because they have concerns regarding the risks associated with data privacy and security. If the wider public does not perceive the benefits of our connected health and fitness devices or chooses not to adopt them as a result of concerns regarding data privacy and security or for other reasons, this could limit our growth potential and adversely affect our results of operations. The development and growth of this relatively new market may also prove to be a short-term trend. Additionally, the health and fitness market at large is highly competitive, and the demand for and market acceptance of new products and services in the market is uncertain. It is difficult to predict the future growth rates, if any, and size of our market. We cannot assure you that our market will develop, that the public’s interest in connected health and fitness will continue, or that our products and services will be widely adopted. In particular, our subscribers obtain annual memberships in bundles with equipment purchases and may not renew. If our market does not develop, develops more slowly than expected, or becomes saturated with competitors with whom we cannot remain competitive, or if our products and services do not achieve market acceptance, our business, financial condition, and results of operations could be adversely affected.

We may be unable to attract and retain subscribers, which could have an adverse effect on our rate of growth, business and results of operations.

Our continued business and revenue growth is dependent on our ability to attract and retain subscribers and grow product sales, and we may not be successful in these efforts, or member retention levels may materially decline. A purchase of iFIT equipment may be bundled with a purchase of an annual iFIT subscription; however, these members may not renew their iFIT subscriptions after the first year, and a decline in the rate of renewals would have an adverse effect on our business. While our subscriptions generally provide for renewal, our customers may opt-out of automatic renewal and customers have no obligation to renew a subscription after its expiration. Further, new laws and regulations by states, the federal government, or international authorities, that are being considered or that have been recently enacted, related to automatic renewal practices, which in some cases may not allow for automatic renewal and would require customers to opt-in to each month, could impact the rate of renewal by our customers and certain of our business practices, and therefore our revenues. There are a number of factors that could lead to a decline in subscriber levels or that could prevent us from increasing our subscriber levels or product sales, including, but not limited to:

•	our inability to deliver quality products or content;

•	a potential reversal of the trend toward in-home fitness following the global pandemic;

•	harm to our brands and reputation;

•	pricing and perceived value of our offerings;

•	the success of our sales and marketing efforts;

•	concerns by consumers or members regarding privacy or data security;

•	our members engaging with competitive products and services;

•	technical or other problems preventing members from accessing our content and services in a rapid and reliable manner or otherwise affecting the member experience;

•	interruptions in our ability to sell or deliver our products or to create content and services for our members as a result of the global pandemic; and

•	deteriorating general economic conditions or a change in consumer spending preferences or buying trends including available product financing, whether as a result of the global pandemic or otherwise.

A decline in subscriber levels or product sales could have an adverse effect on our business, financial condition, and results of operations.

We rely on a limited number of suppliers, manufacturers, and logistics partners for our products. A loss of any of these partners could negatively affect our business.

We rely on a limited number of suppliers, manufacturers, and logistics partners, including in some cases only a single supplier for some of our products, components and raw materials. While we own and operate our own manufacturing facilities for certain of our products, we depend upon independent contract manufacturers to manufacture a majority of the products we sell. Further, we have a significant concentration with one contract manufacturer. Our reliance on a limited number of manufacturers, in particular with our main contract manufacturer, increases our risks, since we may face timing delays or difficulties transferring to or finding alternate or replacement manufacturers, and we do not currently have alternative or replacement manufacturers beyond these key parties. In the event of interruption from any of our manufacturers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Additionally, if our contract manufacturers fail to make timely shipments, do not meet our quality standards, or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations.

Our interactive fitness equipment is finished in multiple facilities located in seven countries, but the majority of our top suppliers are located in China. Our business could be adversely affected if one or more of our suppliers is impacted by adverse political developments, a natural or man-made disaster, including climate change, or other interruption at a particular location. In the past we have experienced some disruptions from suppliers due to natural disasters and labor disruptions. Our business is experiencing shortages of shipping containers, lack of available space on transport ships, and the disruption of global logistics and supply chains that may result in a material adverse effect on our operations including increased lead times. The costs and lead times of steel, cast iron, aluminum, and plastics have increased substantially. Consequently, we are seeing shortages and longer lead times in our acquisition of components necessary in the manufacture of our products. In addition, we have begun experiencing difficulty in ordering integrated circuits (“ICs”) for future use and that difficulty is continuing. The global shortage of ICs and increasing costs and lead times of raw materials and components is affecting a multitude of industries. While we are identifying other sources and taking other production and inventory control steps in order to mitigate the effects caused by these shortages, we cannot guarantee that we will find alternative sources to meet our short and longer-term needs and/or without experiencing increases in the prices we pay for these components. If we are not able to find these alternative sources or are not able to purchase sufficient quantities from our current and alternative suppliers, we may not be able to produce sufficient quantities of products to meet our customers’ demands.

As our ability to meet our customers’ needs depends on our ability to maintain a steady supply of products from our independent contract manufacturers, if one or more of our suppliers or vendors were to close or sever their relationship with us or significantly alter the terms of our relationship, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business, financial condition, and results of operations. Additionally, if we experience significantly increased demand, or if we need to replace an existing supplier, manufacturer or logistics partner for any reason, we may be unable to supplement or replace them on terms that are acceptable to us, which may undermine our ability to deliver our products to members in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build our products to our specifications in sufficient volume. Identifying suitable suppliers, manufacturers, and logistics partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory and legal compliance, and labor and other ethical practices. Even if we are able to find a new supplier, manufacturer or logistics partner on terms that are acceptable to us, we may be required to incur higher, or additional costs, which may be long-term, which may have an adverse effect on our subscription levels, financial condition and results of operations. In addition, in the absence of exclusivity arrangements, our suppliers, contract manufacturers, and logistics providers may have or may seek at any time to have relationships with our competitors and potential competitors, and as a result of such relationships, such suppliers, contract manufacturers, and logistics providers may choose to limit or terminate their relationship with us. Accordingly, a loss of any of our significant suppliers, manufacturers, or logistics partners could have an adverse effect on our business, financial condition and results of operations.

We have limited control over our suppliers, manufacturers, and logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain or produce quality products and services on a timely basis or in sufficient quantity.

We have limited control over our suppliers, manufacturers, and logistics partners, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects us to risks, such as the following:

•	inability to satisfy demand for our products;

•	reduced control over delivery timing and product reliability;

•	reduced ability to oversee or monitor the manufacturing process and components used in our products;

•	limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;

•	variance in the manufacturing capability of our third-party manufacturers;

•	price increases;

•	failure of a significant supplier, manufacturer, or logistics partner to perform its obligations to us for technical, market, regulatory, or other reasons;

•	variance in the quality of last mile services provided by our third-party logistics partners;

•	difficulties in establishing additional supplier, manufacturer, or logistics partner relationships if we experience difficulties with our existing suppliers, manufacturers, or logistics partners;

•	shortages of materials or components;

•	shortages of shipping containers and the disruption of global logistics and supply chains;

•	infringement, misappropriation or other violation of our intellectual property or proprietary rights;

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exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured or the raw materials/components thereof are sourced;

•	changes in local economic conditions in the jurisdictions where our suppliers, manufacturers, and logistics partners are located;

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the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, environmental, health and safety, imports, duties, tariffs, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

•	insufficient warranties and indemnities on raw materials or components supplied to our manufacturers or performance by our partners.

If there are defects in the manufacture of our products by our contract manufacturers, we may face negative publicity, government investigations, and litigation and we may not be fully compensated by our contract manufacturers for any financial or other liability that we suffer as a result. Further, we also rely on our logistics partners, including last mile warehouse and delivery partners, to complete substantially all of our deliveries to customers, with the rest of the deliveries handled by our own last mile team. Our primary last mile partners rely on a network of independent contractors to perform last mile services for us in many markets. If any of these independent contractors, or the last mile partners as a whole, do not perform their obligations or meet the expectations of us or our members, our reputation, brands and business could suffer. The occurrence of any of these risks, especially during seasons of peak demand, could cause us to experience a significant disruption in our ability to produce and deliver our products to our members, which could have an adverse effect on our subscriptions, business, financial condition and results of operations.

Increases in raw materials and component costs, long lead times, supply shortages, transportation and logistical issues and supply changes could disrupt our supply chain and have an adverse effect on our business, financial condition, and results of operations.

Meeting customer demand partially depends on our ability to obtain timely and adequate delivery of raw materials and components for our products. We generally procure certain key electronic components for our products. We are therefore subject to the risk of holding these components in our inventory. Some of these components come from limited or sole sources of supply. In addition, we rely on manufacturers to assemble such components into our final end products. In addition, the lead times associated with certain raw materials and components or the manufacturing of such various components into our final end products are lengthy and preclude rapid changes in design, quantities, and delivery schedules. Our business is experiencing shortages of shipping containers, lack of available space on transport ships, and the disruption of global logistics and supply chains that may result in a material adverse effect on our operations including increased lead times. The costs and lead times of steel, cast iron, aluminum, and plastics have increased substantially. Consequently, we are seeing shortages and longer lead times in our acquisition of components necessary in the manufacture of our products. In addition, we have begun experiencing difficulty in ordering integrated circuits (“ICs”) for future use and that difficulty is continuing. The global shortage of ICs and increasing costs and lead times of raw materials and components is affecting a multitude of industries. While we are identifying other sources and taking other production and inventory control steps in order to mitigate the effects caused by these shortages, we cannot guarantee that we will find alternative sources to meet our short and longer-term needs and/or without experiencing increases in the prices we pay for these components. If we are not able to find these alternative sources or are not able to purchase sufficient quantities from our current and alternative suppliers, we may not be able to produce sufficient quantities of products to meet our customers’ demands. We may continue to and in the future experience component shortages, and the predictability of the availability of these raw materials and components is and may be limited. In the event of a component shortage, we may not be able to develop alternate sources in a timely manner. Developing alternate sources of supply for these raw materials and components may be time-consuming, difficult, and costly and we may not be able to source these raw materials and components on terms that are acceptable to us, or at all, which may undermine our ability to fill our orders in a timely manner. Any interruption or delay in the supply of any of these raw materials or components, or the inability to obtain these raw materials or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to meet our scheduled product deliveries to our customers. Moreover, volatile economic conditions may make it more likely that our suppliers may be unable to timely deliver supplies, or at all, and there is no guarantee that we will be able to timely locate alternative suppliers of comparable quality at an acceptable price. Several of the raw materials or components that go into the manufacturing of our products are sourced internationally, including from China, where the United States has imposed tariffs on specified products imported therefrom following the U.S. Trade Representative Section 301 Investigation. These issues have been exacerbated by the global pandemic. These tariffs have an impact on our raw materials and component costs and have the potential to have an even greater impact depending on the outcome of the current trade negotiations, which have been protracted and recently resulted in increases in U.S. tariff rates on specified products from China.

We have seen, and may continue to see, an increase in transportation and logistical issues, including strikes, congestion and new import/export restrictions implemented at ports that we rely on for our business, as well as union action, trucker and transportation strikes, and other obstacles affecting transportation infrastructure. In many cases, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs to run our supply chain. Increases in our raw materials or component costs, or delays or disruptions or increased costs relating to transportation and logistics, could have a material effect on our gross margins. The loss of a significant supplier, an increase in raw material or component costs, or delays or disruptions in the delivery of raw materials or components or finished goods, could adversely impact our ability to generate future revenue and have an adverse effect on our business, financial condition, and results of operations.

Our success depends on our ability to maintain our brands. If events occur that damage our brands, our business and financial results may be harmed.

Our success depends on our ability to maintain the value of the “iFIT” brand as well as other key product brands like “NordicTrack,” “ProForm,” “Freemotion,” “Weider” and “29029” as well as other brands that we may acquire or develop in the future. The “iFIT” name and our product brands are integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting, and positioning our brands will depend largely on the success of our marketing efforts, our ability to provide consistent, high-quality, reliable products, services, features, content, and customer support, our ability to maintain our customers’ trust, our ability to successfully differentiate our services and platform capabilities from competitive products and services, and our ability to successfully obtain, maintain, and protect our rights to use the “iFIT” name and other trademarks that are important to our business. We believe that the importance of our brands will increase as competition further intensifies and brand promotion activities may require substantial expenditures. Our brands could be harmed if we fail to achieve these objectives or if our public image, reputation or brands were to be tarnished by negative publicity, including negative online reviews or any viral negative publicity on social media or otherwise. Unfavorable publicity about us, our products or our trainers could diminish confidence in, and the use of, our products and services. Obtaining, maintaining, protecting, defending and enhancing our brands may require us to make substantial investments, and these investments may not be successful. If we fail to successfully promote our brands and protect our reputation or if we incur significant expenses in this effort, our business, financial condition and results of operations may be adversely affected and it also could have an adverse effect on subscription and retention rates and the size, engagement and loyalty of our member base.

We track certain operational and business metrics internally and our members use our products, iFIT subscriptions, and fitness accessories to track and record other certain metrics, including their workouts, and any real or perceived inaccuracies in such metrics and data may harm our reputation and negatively affect our business and ability to retain our members.

We track certain operational and business metrics, including workouts per user per month and total number of workouts on our platform, with internal methods, which are not independently verified by any third party and are often reliant upon an interface with mobile operating systems, networks and standards that we do not control. Similarly, our members use our products, iFIT subscriptions, and fitness accessories, such as our heart rate monitor, to track and record certain metrics related to their workouts.

Our internal methods have limitations and our process for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal methods we use under-count or over-count metrics related to our workouts per user per month and total number of workouts on our platform or other metrics as a result of algorithm or other technical errors, the operational and business metrics that we report may not be accurate. Furthermore, if the software used in our products or on our platform malfunctions and fails to accurately track, display, or record member workouts and metrics, we could face claims alleging that our products and services do not operate as advertised. Such reports and claims could result in negative publicity, product liability claims, and, in some cases, may require us to expend time and resources to refute such claims and defend against potential litigation. In addition, limitations or errors with respect to how we measure certain operational, business and user metrics may affect our understanding of certain details of our business, which could affect our longer term strategies. If our operational and business metrics are not accurate representations of our business, market penetration, retention or engagement; if we discover material inaccuracies in our metrics; if the metrics we rely on to track our performance do not provide an accurate measurement of our business; if our products and services fail to provide accurate metrics and data to our members; or if there are reports or claims of inaccurate metrics and data or claims of inaccuracy regarding the overall health benefits of our products and services in the future, our reputation may be harmed, we may become the subject of negative publicity, litigation, regulatory proceedings, and warranty claims, and our results of operations could be adversely affected. Further, while we disclose that our heart rate monitor is not a medical device, and that certain of our metrics, such as estimated calories burned, are only estimates, any real or perceived inaccuracies in any metrics we provide, or the undue reliance by members on such metrics, could result in the loss of members, negative publicity or litigation.

Finally, despite our efforts and processes to prevent breaches and other security incidents, our devices, as well as our servers, computer systems, and those of third parties that we use in our operations to track such metrics are vulnerable to cybersecurity risks. Despite our efforts to create security barriers to such threats, any breach or security incident may result in negative publicity, adversely affect our brand, decrease demand for our products and services, negatively impact consumer confidence, cause us to incur significant costs and liabilities and adversely affect our business, financial condition and results of operations. See “—Any cybersecurity attack, disruption or failure of our or our third-party service providers’ information technology systems, or our failure to successfully implement upgrades and new technology effectively, could adversely affect our business and operations.”

Changes in our marketing approach could increase our marketing expenses and potentially decrease subscription levels, and our marketing campaigns may not be successful.

We employ a range of marketing and other brand-building measures to reach and retain members. We use traditional television, broadcast and online advertising, as well as third-party social media platforms such as Facebook, Twitter, and Instagram, as marketing tools. As television advertising, online, and social media platforms continue to evolve or grow more competitive, we must maintain a presence on these platforms and establish a presence on any new or emerging social media, advertising and marketing platforms. We also rely on third-party marketing service providers to communicate with our customers by methods such as email, SMS text messages and mobile push notifications. Any delay or errors in the delivery of such emails or other messaging we send may occur and be beyond our control, which could damage our reputation or harm our business, financial condition and results of operations. We additionally market and run promotions with our retail partners. If we cannot employ these and new marketing tools in a cost-effective way, or if we fail to promote our products and services efficiently and effectively, our member acquisition and, therefore our financial condition, may be negatively impacted. In addition, an increase in the use of television, online, and social media for product promotion and marketing may increase the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations or be placed near other content that harms our brand. Online and social media advertising platforms also may restrict our use of cookies and similar technologies for advertising purpose or significantly increase the level of compliance or requirements necessary to use those platforms, which could reduce the effectiveness of our marketing efforts. Additionally, if any consumers have a negative reaction to any of our advertising, whether or not intended, this could result in negative publicity, which could harm our reputation and brand, and could result in additional expense to counteract any such negative reaction or publicity. Further, if for any reason any of our advertising campaigns prove less successful than anticipated in attracting new members or retaining existing members, we may not be able to recover our advertising spend, and our member acquisition rate may fail to meet market expectations, either of which could negatively impact our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products and services.

We sell our products through multiple channels and a significant reduction in orders from any major customer in our third-party channels could adversely affect our financial results.

We sell our products through multiple channels, and the loss of, or reduction in orders from, any major customer for any reason (including, for example, changes in a retailer’s strategy, claims or allegations that our products or products we market on behalf of third parties are unsafe, a decline in consumer demand, regulatory, legal or other external pressures or a change in marketing strategy) could have a material adverse effect on our business, financial condition, results of operations and cash flows, as could customer disputes regarding shipments, fees, merchandise condition or related matters. Our inability to collect accounts receivable from one of our major customers, or a significant deterioration in the financial condition of one of these customers, including a bankruptcy filing or a liquidation, could also have a material adverse effect on our financial condition, results of operations and cash flows.

We do not have long-term sales agreements with, or other contractual assurances as to future sales to, any of our major retail partners. In addition, continued consolidation in the retail industry has resulted in an increasingly concentrated retail base, and as a result, we are significantly dependent upon sales to key retailers who have significant bargaining strength. To the extent such concentration continues to occur, our net sales and income from operations may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments involving our relationship with, one or more of our major customers. In addition, our business may be negatively affected by changes in the policies of our retailers, such as inventory destocking, limitations on access to shelf space, price demands and other conditions.

We have grown rapidly in recent periods. If we are unable to manage our growth effectively, our brands, company and financial performance may suffer.

We recently have grown our sales rapidly. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing, continue to focus on innovative product and content development, continue to improve and update our software and technology and upgrade our management information systems and other processes. Moreover, the vertically integrated nature of our business, where we design our own products, conduct research and development, develop our own software and technology, produce original health and fitness programming and deliver and service our products, exposes us to risk and disruption at many points that are critical to successfully operating our business. If we do not adapt to meet these evolving challenges, we may experience erosion to our brands, and the quality of our products and services may suffer. Further, as we continue to grow, we may face challenges acquiring adequate and timely supplies of our products to satisfy the levels of demand, which may negatively affect our revenue, and this risk may be exacerbated by the fact that we may not carry sufficient levels of inventory, either directly or with our manufacturers or logistics partners to satisfy demand increases. The rapidly evolving nature of the market in which we sell our products and services, substantial uncertainty concerning how these markets may develop, and other factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have an adverse effect on our business, financial condition, and results of operations.

Our profitability may suffer as a result of competitive pricing, the price sensitive nature of our sales and other pressures.

The introduction of lower-priced alternative products or services by other companies can hurt our competitive position in all of our businesses. We are constantly subject to competitive pressures in which other manufacturers may pursue a strategy of aggressive pricing, particularly during periods when their local currency weakens versus the U.S. dollar. We may set product prices at a different time from when we purchase raw materials and components. After we have established prices, we may be unable to pass cost increases along to our customers, or to compete as effectively if we seek to pass such costs along, which could have a material adverse effect on us. Such pricing pressures may limit our ability to increase prices for our products in response to raw material and other cost increases and negatively affect our profit margins. Further, due to competitive pressure or otherwise, we may choose to reduce our pricing and sell certain of our products at a loss, including, for example, to increase the volume of products sold, remain competitive or for other strategic reasons. Any price compression in the market could have an adverse effect on our profit margin, financial condition and results of operations.

We face risks, such as unforeseen costs and potential liability, in connection with content we produce, license, and distribute through our iFIT platform.

As a producer and distributor of content, we face potential liability for negligence, copyright, and trademark infringement, or other claims based on the nature and content of materials that we acquire, produce, license, and/or distribute through our iFIT platform. We also may face potential liability for content used in promoting our service, including marketing materials. We produce interactive original content. We believe that original content can help differentiate our service from other offerings, enhance our brands and otherwise attract and retain members. To the extent our original content does not meet our expectations, in particular, in terms of costs, viewing and popularity, our business, our brands and results of operations, may be adversely impacted. This risk may be exacerbated for new content we create for our international markets. We also may decide to remove content from our platform, not to place certain content on our platform, or to discontinue or alter our production of certain types of content if we believe such content might not be well received by our members or could be damaging to our brands and business. To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain or produce, but that ultimately does not appear on or is removed from our platform, or if we become liable for content we acquire, produce, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly, could divert management’s attention, and the expenses and damages arising from any liability could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

Our products and services may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation.

We offer a wide variety of complex hardware and software products and services that can be affected by design and manufacturing defects. Product defects can occur through either our own or third-party product development, design and manufacturing processes. Sophisticated operating system software and applications, such as those offered by us, often have issues that can unexpectedly interfere with the intended operation of hardware or software products. Although we extensively and rigorously test new and enhanced products and services before their release, there can be no assurance we will be able to detect, prevent, or fix all defects. Defects may also exist in raw materials, components and products that we source from third parties. Any such defects could make our products and services unsafe, create a risk of personal injury, property damage and subject us to the hazards and uncertainties of product liability claims and related litigation. In addition, from time to time we may experience outages, service slowdowns, or errors that affect our content streaming. As a result, our services may not perform as anticipated and may not meet customer expectations. Failure to detect or prevent these issues could result in technical and performance issues affecting our products and services, a greater number of returns of products than expected from members and retailers, regulatory proceedings, product recalls, and litigation, which could harm our business, financial condition and results of operation. Quality problems could adversely affect the experience for users of our products and services, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products and services, delay in new product and service introductions, and lost revenue. Further, the occurrence of real or material defects or even just perceived quality problems in our current and future products could create negative publicity related to the perceived quality and safety of our products, which could affect our brands and decrease demand for our products and services, and adversely affect our business, financial condition and results of operations.

We maintain general liability and product liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we have in the past and may in the future be exposed to recalls, product replacements or modifications, write-offs of inventory, property, plant and equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our business, financial condition and results of operations could be adversely impacted.

We incur various expenses related to product defects, including product warranty costs, product recall and retrofit costs and product liability costs, which can have an adverse impact on our results of operations. In addition, the reputation of our brands may be diminished by product defects and recalls, in particular with respect to any negative publicity associated with the product defects or recalls. Our inability to cure a product defect could result in the failure of a product line or the temporary or permanent withdrawal from a product category or market.

We maintain a reserve for our product warranty costs based on certain estimates and our knowledge of current events and actions, but our actual warranty costs may exceed our reserve, resulting in a need to increase our reserves for warranty charges. We purchase insurance coverage to reduce our exposure to significant levels of product liability claims and maintain a reserve for our self-insured losses based upon estimates of the aggregate liability using claims experience and actuarial assumptions. Incorrect estimates or any significant increase in the rate of our product defect expenses could have a material adverse effect on our results of operations. Further, our assumptions for new types of products may also be less reliable, and therefore there may be an increased risk of incorrect estimates anytime we launch a new product. Given our focus on our research and development efforts on building new software and hardware products, a launch of any new product may increase the risk that our estimates are incorrect, and increase the rate of our product defect expenses, which could have a material adverse effect on our results of operations.

Due to the global pandemic, we may experience higher product returns as consumer discretionary spending decreases. Moreover, in light of changes we have made to our delivery procedures in connection with the current global pandemic, it is possible that warranty claims may increase above historical rates, and we may be unable to satisfactorily validate and resolve warranty claims where the global pandemic prevents us from performing in-home service appointments. For example, because the global pandemic may prevent us from entering purchasers’ homes, if a customer wants to return a product, we require such customer to move their product to their door, so we can collect such product without direct physical interaction, which may negatively impact customer satisfaction. Additionally, if we are unable to resolve warranty claims through in-home service appointments, in some cases, we have sent the member a replacement product and have requested that they hold the impaired product until a later date when we can safely retrieve it.

Short product life cycles can make it difficult to maintain continued interest in our products.

Product life cycles can be short in the fitness industry and innovation is an important component of competition. While we emphasize new product innovation and product repositioning (i.e., design changes or revised marketing strategies), we may be unable to continue to develop competitive products in a timely manner or to respond adequately to market trends. In addition, we may not be able to ensure that repositioned products will gain initial market acceptance, that interest in our products will be sustained, or that significant start-up costs with respect to new products will be recouped. Moreover, although our management believes that fitness and health activities have become important for consumers, we cannot ensure that interest in any particular fitness modality will be sustained.

Although we offer a range of fitness modalities, certain modalities, including treadmills, constitute a substantial portion of our interactive equipment sales. We could be adversely affected if we were to experience a significant decline in the popularity of treadmills these modalities and were unable to replace any decline with growth in the other modalities we offer or may offer in the future.

We have been and may be subject to claims resulting from injuries experienced by our customers, which could damage our reputation and have other adverse effects on our business.

As we offer a variety of interactive fitness equipment, we face an inherent business risk of exposure to product liability claims or reputational risk in the event that our products result in injury and we are currently subject to such claims. As with any fitness equipment, there are health and safety issues, which include injuries that could result from misuse of our fitness equipment by our customers, failure of users to properly assemble equipment, the failure by users to follow safety protocols, including the use or misuse of our equipment by children, and defects in the manufacture of our equipment. While the safety of our customers is important to us, the safety protocols we have in place may not be sufficient, and, due to the interactive nature of many of our products, which allows for the automatic adjustment to the speed, resistance and incline of iFIT-enabled equipment in sync with certain of our content, or the adjustment to the speed, resistance and incline of iFIT-enabled equipment by our trainers, if one of our subscribers experiences a serious injury or harm while following a trainer recommended protocol, or as a result of engaging in content that automatically makes such adjustments, they could initiate a product liability or other claim against us. Injury may also occur if an individual uses our equipment for purposes such as cardio or heart rate training at a level that is not appropriate for that individual in light of underlying health conditions or fitness levels. Any such claims, whether meritless or not, could harm our reputation and brand and result in losses as a result of expenses incurred in defending claims or the award of damages. And while we maintain general liability and product liability insurance, we cannot make assurances that they will be sufficient to cover all claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all.

Our results of operations could be materially harmed if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers and contract manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products and services could be affected by many factors, including an increase or decrease in customer demand for our products and services or for products and services of our competitors, product and service introductions by competitors, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. Due to the recent rapid growth in demand for our interactive health and fitness devices, we face challenges acquiring adequate and timely supplies of our products to satisfy the levels of demand, which we believe negatively affects our revenue. This risk may be exacerbated by the fact that we may not carry a significant amount of final end products inventory, either directly or with our contract manufacturers or logistics providers to satisfy short-term demand increases. For example, we have experienced an unexpected increase in demand for our products as a result of government shelter-in-place orders and other stay-at-home dynamics in response to the global pandemic, which has resulted in inventory shortages, delayed delivery timelines and delays in fulfilling support requests. We are in particular subject to raw material inventory risk as well; we or our contract manufacturers may not hold enough raw material inventory, or may hold too much raw material inventory, at any point in time. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength of our brand. Conversely, if we underestimate customer demand for our products and services, our contract manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our brands and customer relationships and adversely affect our revenue and results of operations.

We rely on the skills and capabilities, as well as the creativity, of our trainers to generate our experiential content. If we are unable to attract and retain high-quality trainers, we may not be able to generate interesting and attractive content for our workouts.

Production of the health and fitness content on our platform is reliant on the skills and capabilities, as well as creativity, of our trainers who, with the support of our production team, plan and lead our live and on-demand content. Our standard independent contractor agreement with our trainers is for specific projects and time periods. If we are unable to attract or retain creative and experienced trainers, we may not be able to generate content on a scale or of a quality sufficient to grow our business. Additionally, if the quality of our trainers comes into question, whether due to discrediting of their credentials, negative publicity regarding their actions or the views they express, whether or not relating to their work for us, our content and our brand could suffer. Also, our trainers have sustained injuries in the past, and if this happens in the future it may impact our ability to produce certain content, and given that some of our members prefer to stream content by certain of our trainers, the temporary or permanent loss of such preferred trainers to stream or record content due to injury could have an adverse effect on our members’ experiences, and therefore our ability to retain our members or attract new members. Our trainers are important to our success, as we rely on them to bring new, innovative health and fitness content to our iFIT platform. If we fail to produce and provide our members with interesting and attractive content led by quality trainers with whom they can relate, then our business, financial condition, and results of operations may be adversely affected.

The insolvency, credit problems, or other financial difficulties and general economic conditions confronting our retail partners, distributors and other purchasers of our products could expose us to financial risk.

Some of our retailers, distributors and other purchasers of our products have experienced financial difficulties in the past. The retail industry in general is changing. More people are shopping online and there is a general consolidation of major brands and a large number of well-known brands are stressed, including former industry giants. Commercial fitness facilities, some of which are our customers, have experienced financial difficulties, in particular recently, as a result of the global pandemic. The insolvency, credit problems, or other financial difficulties and general economic conditions confronting our retail partners, distributors or other purchasers of our products could expose us to financial risk. Financial difficulties of our retail partners, distributors or other purchasers of our products could impede their effectiveness and also expose us to risks if they are unable to pay for the products they purchase from us. The difficulties of retail partners, distributors or other purchasers of our products may also lead to price cuts of our products and adverse effects on our brands and results of operations. Retail businesses may also be adversely affected by unfavorable local, regional or national economic developments which result in reduced consumer spending. We cannot ensure that an economic downturn would not have a material adverse effect on our customers and, therefore, on the retailers with which we work, and on us. Any reduction in sales by our current retail partners, distributors or joint venture partner, loss of large resellers or distributors, or decrease in revenue from our retail partners, distributors and other purchasers of our products could adversely affect our revenue, results of operations, and financial condition.

If we fail to offer high-quality member support, our business and reputation will suffer.

Once our products are purchased, they must be assembled by the purchaser or our white glove delivery team. Our members also rely on our support services to resolve any issues related to the use of our products and content. Providing a high-quality member experience is important to our success in generating word-of-mouth referrals to drive sales and for retaining existing members and in maintaining the strength of our brand. Due to the global pandemic, our ability to provide high-quality member support has been significantly impacted. For example, due to the global pandemic, our ability to provide in-home installation and servicing of our products has been restricted, and delivery procedures for our products are still limited to curbside and threshold delivery. In addition, the closure of our offices has forced some of our member support staff to work from home, which may result in work-productivity issues or a decrease in efficiencies, particularly during times of high call volume as we have seen when delivery lead times get longer. As a result of the global pandemic or otherwise, purchasers may have unsatisfactory experiences with the delivery, installation, or servicing of our products, including due to prolonged delivery timelines and limitations on or the suspension of the in-home installation, return, and warranty servicing processes. Further, the importance of high-quality support will increase as we expand our business and introduce new products and services. If we do not help our members quickly resolve issues and provide effective ongoing support, our reputation may suffer and our ability to retain and attract members, or to sell additional products and services or add-on products or services to existing members, could be harmed.

We depend on key personnel, the loss of whom would harm our business.

Our future success will depend in part on the continued service of key executive officers and personnel. In particular, we are highly dependent on the contributions of members of our management team. The loss of the services of any key individual could harm our business. Our future success also depends on our ability to recruit, retain, and motivate our personnel, as well as ultimately to put in place succession plans, both to maintain our current business and to execute our strategic initiatives. Competition for employees in our industry is intense and we may not be successful in attracting and retaining such personnel. If members of our senior management team become ill, we may not be able to manage our business effectively and, as a result, our business and results of operations could be harmed.

Our business is affected by seasonality which results in fluctuations in our results of operations.

We experience moderate fluctuations in aggregate sales volume during the year. Sales are typically strongest in the second and third fiscal quarters, including the holiday period and new calendar year. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of fitness equipment. Similarly, we have experienced higher churn in iFIT subscriptions during the third and fourth fiscal quarters, following the expiration of annual subscriptions purchased with fitness equipment purchases. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period.

Our quarterly results of operations and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our quarterly results of operations and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. Additionally, our significant growth in sales recently makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	the continued market acceptance of, and the growth of the interactive health and fitness market;

•	our ability to maintain and attract new members;

•	our development and improvement of the quality of the iFIT experience, including, enhancing existing and creating new products, services, technology, features, and content;

•	the continued development and upgrading of our proprietary technology platform;

•	our ability to successfully obtain, maintain and protect our intellectual property and other proprietary rights, including third-party licenses;

•	the timing and success of new product, service, feature, and content introductions by us or our competitors or any other change in the competitive landscape of our market;

•	pricing pressure as a result of competition or otherwise;

•	delays or disruptions in our supply, manufacturing or distribution chain;

•	errors in our forecasting of the demand for our products and services, which could lead to lower revenue or increased costs, or both;

•	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	continued expansion into international markets or variations in our international markets;

•	seasonal fluctuations in subscriptions and usage of our products by our iFIT members, each of which may change as our products and services evolve or as our business grows;

•	the diversification and growth of our revenue sources;

•	our ability to maintain gross margins and operating margins;

•	constraints on the availability of consumer financing or increased down payment requirements to finance purchases of our products;

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system failures, cybersecurity breaches or other security or privacy incidents that may result in unauthorized access to our systems or unauthorized access to or compromise, misuse or loss of personal information;

•	adverse litigation judgments, settlements, or other litigation-related costs, including costs for past use of third-party content;

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changes in the legislative or regulatory environment, including with respect to privacy, information security, consumer product safety, and advertising, or enforcement by government regulators, including fines, orders, or consent decrees;

•	product recalls, regulatory proceedings, or other adverse publicity about our products;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•	changes in our effective tax rate;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	changes in business or macroeconomic conditions, including lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages;

•	insolvency, credit, or other difficulties faced by our distributors and retailers, affecting their ability to purchase or pay for our products;

•	insolvency, credit, or other difficulties confronting our suppliers, contract manufacturers, or logistics providers leading to disruptions in our supply or distribution chain;

•	levels of product returns, stock rotation, and price protection rights; and

•	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations. The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

The growth of the global health and fitness economy may not continue.

Within the global health and fitness industry, while the global physical activity sector has grown to $     in 2020 and the healthy eating, nutrition and weight loss sector has grown to $in 2020, we cannot be certain consumers’ interest in health and fitness will be sufficient to sustain continued growth in the future. If consumers’ interest in health and fitness activity declines, we cannot assure you that such a decline would not have a material adverse effect on our cash flow, financial condition, and results of operations.

Failure of our contractors or our licensees’ contractors to comply with local laws of various countries and jurisdictions and other standards could harm our business.

We work with third-party contractors to manufacture our products, and we also have license agreements that permit unaffiliated parties to manufacture or contract for the manufacture of our products using our intellectual property. From time to time, the contractors that manufacture our products and our licensees that make our products using our intellectual property may not comply or may be perceived to fail to comply with applicable environmental, health, or safety standards, labeling and content requirements relating to our products, or other applicable laws, or our licensees may fail to enforce such standards or applicable laws on their contractors. Significant or continuing noncompliance with such standards and laws by one or more contractors could cause us to fail to meet customer expectations, harm our reputation or result in a product recall or a disruption in our supply chain and, as a result, could have an adverse effect on our sales and financial condition.

We may engage in merger and acquisition activities, joint ventures and other strategic ventures and investments which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our results of operations.

As part of our business strategy we have made and intend to make investments in other companies, products, or technologies in the future, as opportunities rise to the extent we believe they are beneficial to our business. However we may not be able to find suitable acquisition or investment candidates and we may not be able to complete acquisitions or investments on favorable terms, if at all, in the future. If we do complete acquisitions or investments, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions or investments we complete could be viewed negatively by members or investors. In addition, an acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures, particularly if we cannot retain the key personnel of an acquired company, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses, and adversely impacting our business, financial condition, and results of operations. Moreover, we may be exposed to unknown liabilities and the anticipated benefits of any acquisition, investment, or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies or products associated with such acquisitions, into our company. Unforeseen negative impacts of any acquisition could have a negative impact on our brands or reputation. To pay for any such acquisitions, we would have to use cash, incur debt, or issue equity securities, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that could impede our ability to manage our operations and impose restrictions on our capital raising activities, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not successfully evaluate or utilize the acquired business or technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. Additionally, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management, disrupt the ordinary functioning of our business, and could have an adverse effect on our business, financial condition, and results of operations.

We may need additional capital to support the growth of our business and the achievement of our goals, which we may not be able to source on reasonable terms, if at all, and the terms of such additional capital may be disadvantageous to our existing stockholders.

Though we expect the proceeds from this offering, as well as our cash and cash equivalents, will be adequate to meet our anticipated funding needs for the foreseeable future, we may need additional capital to support the growth of our business, achieve our business objectives and respond to competitive challenges. Accordingly, we may need to engage in equity or debt financings to raise additional funds. If we do require additional capital, the terms of such capital may be unduly expensive or burdensome to us or disadvantageous to our existing stockholders, or that funding may not be available at all. Our inability to obtain additional funding when needed could negatively impact our business, financial condition, and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our Class A common stock could suffer significant dilution, and any new shares we issue could have rights, preferences, and privileges superior to those of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We have incurred operating losses in the past, and may not maintain profitability in the future.

We incurred operating losses of $(21.1) million and $(49.8) million for fiscal 2019 and 2020, respectively. We had a total stockholders’ deficit of $(181.2) million at May 31, 2020. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in research and development, expand our operating and retail infrastructure, add content and software features to our iFIT platform, expand into new geographies, and continue to develop our iFIT technology. Further, as a public company, we will incur additional legal, accounting, compensation and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, the impacts to our business from the global pandemic, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to maintain profitability.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot provide assurances that our business will grow at a similar rate, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the health and fitness market, including estimates based on our own internal survey data, may prove to be inaccurate. Even if the market experiences the forecasted growth described in this prospectus, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We are subject to payment processing risk.

Our customers purchase our products and services using a variety of payment methods, including credit and debit cards and online wallets. We depend on internal systems as well as those of third parties to process payments. Payment processing and acceptance of these payment methods are subject to certain rules and regulations, including the Payment Card Industry Data Security Standard, and necessitate payment of interchange and other fees. Any disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, failure to receive or delays in receiving payments from payment processors, and/or modifications to rules or regulations surrounding payment processing could impact our revenue, operating expenses and results of operations adversely. We utilize third-party payment processors to bill members on our behalf. If these third parties become unwilling or unable to continue processing payments for us, we would have to resort to alternative methods of collecting payments, which could negatively impact member acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could negatively impact our results of operations and, if not adequately controlled and managed, could create negative consumer perceptions of our business.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in our or our third-party payment processors’ payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a data breach or other security incident, we may be liable for significant costs incurred by payment card issuing banks and other third parties (including impacted individuals), subject to fines and higher transaction fees, and our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, financial condition and results of operations.

Further, and typically in connection with the goal of reducing fraud, credit card companies may not process renewal charges. Similarly, if a customer has experienced fraud in the past, and has either placed a fraud alert on their credit report, or been placed into a fraud monitoring program, charges from us, including renewal charges, may not initially be accepted. These issues have occurred in the past, and we expect they will continue to occur in the future, and any difficulty in processing such payments, may result in the loss of members, increased costs to resolve such issues, and ultimately could have an adverse effect on our financial condition and results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and stockholders’ equity/deficit, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include, but are not limited to those related to realizability of inventory, sales returns, allowance for doubtful accounts, reserves for advertising discounts, fair value measurements including common stock, embedded derivatives and warrant liability valuations, product warranty, useful lives of property and equipment including internal use software, capitalized iFIT content, and finite-lived intangible assets, accounting for income taxes, impairment analyses of goodwill and other long-lived assets, stock-based compensation expense, standalone selling price for contracts with multiple performance obligations and timing of revenue recognition, and commitments and contingencies. See Note 2 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for additional information. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A common stock.

Our sales in China are conducted by a joint venture.

We share ownership and management responsibilities with a jointly owned company, in which we hold a non-controlling stake, for the sale of our products in China. Our joint venture partners may not have the same goals, strategies, priorities, or resources as we do within this respective territory because they are intended to be operated for the benefit of all co-owners, rather than for the our exclusive benefit. If such a conflict occurred, it could negatively impact our sales or financial results in this territory. While this joint venture is in early stages, the potential for conflicts may increase as the business develops, and the joint venture or we may face or create additional risks relating to competition and the use of intellectual property, including with respect to any licenses or grants of intellectual property we may make to the joint venture.

Risks Related to Socioeconomic, Political and Environmental Factors

Our business is subject to the risk of earthquakes, fire, power outages, floods, typhoons, public health crises, including the current global pandemic, or any other pandemics in the future, and other catastrophic events, and to interruption by manmade problems such as terrorism. A disruption at our production facilities could adversely impact our results of operations, cash flows and financial condition.

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, typhoons, climate change, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, public health crises, including the current global pandemic, or any other pandemics in the future, and similar events. The third-party systems, operations and manufacturers we rely on are subject to similar risks. For example, a significant natural or man-made disaster, such as an earthquake, fire, flood or typhoon, could have an adverse effect on our business, financial condition and results of operations, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’ and manufacturers’ businesses or the economy as a whole. The loss of a substantial amount of inventory—through fire, other natural or man-made disaster, contamination, or otherwise—could result in a significant reduction in supply of the affected product or products and our inability to meet consumer demand for the affected products for a period of time. Similarly, if we experienced a disruption in the supply of our raw materials or components, our business could suffer. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory of our raw materials or products, that house our servers, or from which we generate content. In particular, our live content is currently generated entirely from our Logan, Utah headquarters. As we rely heavily on our computer and communications systems, and the internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ and manufacturers’ businesses, which could have an adverse effect on our business, financial condition, and results of operations.

The start of the global pandemic, or any other pandemics in the future, could have an adverse effect on our business, results of operations, and financial condition.

The global pandemic has caused significant volatility in financial markets and has caused what may be an extended global recession. Public health problems resulting from the global pandemic and precautionary measures instituted by governments and businesses to mitigate its spread, including travel restrictions and quarantines, could contribute to a general slowdown in the global economy, adversely impact our members, third-party suppliers, vendors, contract manufacturers, logistics providers and other business partners, and disrupt our operations. Changes in our operations in response to the global pandemic or employee illnesses resulting from the pandemic has resulted in inefficiencies or delays, including in sales, delivery, and product development efforts, and additional costs related to business continuity initiatives, that cannot be fully mitigated through succession and business continuity planning, employees working remotely or teleconferencing technologies. Moreover, certain occurrences outside of our control may result in the closure of our retail partner’s stores. For example, as a result of the ongoing global pandemic, certain of our retail partners closed all or a subset of their stores, and while many have reopened, it has been under new operating limitations such as shorter operating hours, mask guidelines for employees and customers, and other constraints on their previous retail sales strategies. Certain of our retail partners have also had to temporarily close certain stores due to employee illness, and may need to do so in the future. We are unable to predict whether consumer shopping behaviors will change as our retail partners make these changes to adjust to the global pandemic.

The global pandemic and related governmental reactions have had and may continue to have some negative impacts on our business due to the occurrence of some or all of the following events or circumstances, among others:

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our and our third-party suppliers’, contract manufacturers’, logistics providers’, and other business partners’ inability to operate worksites, including manufacturing facilities, shipping and fulfillment centers, and our retail showrooms and production studios, due to employee illness or reluctance to appear at work, or “stay-at-home” regulations;

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our inability to provide our members with high-quality member support due to delivery delays, changes to the delivery experience and our inability to provide in-home servicing of our products due to safety risks and local government regulations related to the global pandemic;

•	prolonged delivery timelines and the implementation of threshold delivery to the front doorway of customers’ homes, which requires our customers to self-install their machines;

•	increased return rates due to a decrease in consumer discretionary spending;

•	increased IT costs and systems and data security risk related to employees working remotely;

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inventory shortages caused by a combination of increased demand for our products and longer lead-times in the manufacturing of our products, due to work restrictions related to the global pandemic, import/export conditions such as port congestion, and local government orders;

•	interruptions in our ability to produce new content;

•	interruptions in manufacturing (including the sourcing of raw materials) and shipment of our products;

•	disruptions of the operations of our third-party suppliers, which could impact our ability to purchase components at efficient prices and in sufficient amounts; and

•	incurrence of significant increases to employee health care and benefits costs.

The extent of the impact of the global pandemic, or any other pandemics in the future, on our business and financial results will depend largely on future developments, including the duration of the spread of the outbreak, the impact on capital and financial markets, and the related impact on the financial circumstances of our members, all of which are highly uncertain and cannot be predicted. The situation with respect to the global pandemic is changing rapidly, and additional impacts may arise that we are not aware of currently.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit and financing options, levels of unemployment, and tax rates. In particular, we believe that the current global pandemic and its resulting global macroeconomic impact may adversely affect consumer discretionary spending and, though demand for our products and services has remained high due to government shelter-in-place orders and other stay at home trends, may result in decreased demand for our products in the long-term. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain, including due to the global pandemic. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services could have an adverse effect on our business, financial condition, and results of operations.

Our financial performance is subject to risks associated with changes in the value of the U.S. dollar versus local currencies.

Though in the past we have transacted principally in U.S. dollars with the majority of our members and suppliers, we have transacted in some foreign currencies, such as the Canadian Dollar, the Euro and the Renminbi, and may transact in additional foreign currencies in the future. Further, certain of our manufacturing agreements stipulate fixed costs of our products and hardware in foreign currencies but provide for payment in U.S. dollars. Any changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue, expenses and results of operations. For example, in some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the dollar’s strengthening, or at all, which would adversely affect the U.S. dollar value of our foreign currency denominated sales and earnings. Additionally, in some circumstances, where we incur costs, for example, related to manufacturing, if the contracted costs increase due to a change in the strength of the dollar, we may experience increased costs. Further, as a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our Class A common stock could be lowered. We currently are party to various forward purchase contracts to hedge transactional exposures in foreign currencies and in the future, we may continue to use derivative instruments to hedge exposures to fluctuations in foreign currency exchange rates. Such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the time the hedges are in place and may introduce additional risks if we are unable to successfully and effectively structure hedges with such instruments.

Risks Related to Legal and Government Regulation

From time to time, we are subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, financial condition, and results of operations.

From time to time, we are subject to claims, lawsuits, regulatory disputes, government investigations, and other proceedings involving products liability, competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters in the ordinary course of our business. We similarly also face inquiries with respect to the conduct of our business or may be subject to disputes with our suppliers, vendors and manufacturers, which may result in the diversion of management’s attention, and potentially litigation. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries. Litigation and regulatory proceedings, and particularly the intellectual property-related matters that we are currently facing or could face in the future, may be protracted and expensive, and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Further, consumer protection matters have been and may be brought by the Federal Trade Commission (the “FTC”) against us, and we are currently subject to an FTC order. If the FTC determines that any of our promotional claims are false, misleading, not substantiated or not permissible, we may be subject to enforcement action and we may be required to revise our promotional claims and make other corrections or restitutions. Additionally, our litigation and compliance costs could be significant. Adverse outcomes with respect to litigation or any of these legal or regulatory proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, make content unavailable, or require us to stop offering certain features, all of which could negatively affect our membership and revenue growth. The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition, and results of operations.

We collect, store, share, disclose, transfer, use and otherwise process personal information and other member data, which subjects us to legal obligations and laws and regulations related to data security and privacy, and any actual or perceived failure by us or our third-party service providers to meet those obligations could harm our business.

We collect, store, share, disclose, transfer, use and otherwise process a wide variety of data from current and prospective members, including personal information, such as workout statistics, home addresses and geolocation. Federal, state, local and international laws, directives, rules, policies, industry standards and regulations, as well as contractual obligations, relating to privacy, data protection and e-commerce transactions require us to safeguard, and impose a variety of other obligations with respect to, our data, including members’ personal information. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events and the development of evolving technologies often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to change our business operations with respect to how we use, collect, store, transfer or otherwise process certain types of personal information, implement new processes, and incur additional costs to comply with those laws and our members’ exercise of their rights thereunder.

Internationally, many jurisdictions have established their own data security and privacy legal frameworks with which we may need to comply. For example, the European Union (“EU”) has adopted the General Data Protection Regulation (“GDPR”), which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors (i.e., those who process personal information on behalf of a controller) and heavier documentation requirements for data protection compliance programs. The GDPR requires data controllers (i.e., those who determine the purpose and means of data processing) to implement more stringent operational requirements, and to impose more stringent operational requirements on processors. For example, the GDPR requires, among other things, that controllers of personal data ensure that data subjects are provided with transparent and expanded disclosure (in a concise, intelligible and easily accessible form) about how their personal information is to be used and concerning their rights with respect to their data, imposes limitations on retention of information, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Economic Area (“EEA”), including the United States. In 2016, the EU and United States agreed to a transfer framework for data transferred from the EEA to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the EU (“CJEU”). The standard contractual clauses issued by the European Commission for the transfer of personal data, a potential alternative to the Privacy Shield, may be similarly invalidated by the CJEU, and it remains to be seen whether additional means for lawful data transfers will become available. Fines for noncompliance with the GDPR are significant and can be up to the greater of €20 million or 4% of annual global turnover. The GDPR also provides that EU member states may introduce further conditions, including limitations, and make their own laws and regulations further limiting the processing of ‘special categories of personal data,’ including personal data related to health, biometric data, and genetic information, which could limit our ability to collect, use and share EU data, and could cause our compliance costs to increase, ultimately having an adverse impact on our business, and causing harm to our business and financial condition.

Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, following the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the United Kingdom’s Data Protection Act 2018), exposing us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to transfers of personal data to the United Kingdom for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission adopts an ‘adequacy finding’ in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an ‘inadequate third country’ under the GDPR and transfers of data from the EEA to the United Kingdom will require a transfer mechanism, such as the standard contractual clauses. The European Commission issued a draft adequacy decision for the United Kingdom on February 19, 2021, but this has not yet been adopted. Furthermore, following the expiration of this specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.

In the United States, numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and other processing of personal information regarding residents of the respective state. For example, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020, established a new privacy framework for covered businesses such as ours, and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording California residents the right to access and delete their information and to opt out of certain sharing and sales of personal information. The CCPA defines the term “sale” very broadly to include any disclosure of personal information for monetary or other valuable consideration, and therefore in light of this expansive definition, we are deemed to sell certain categories of personal information within the meaning of the CCPA. The law also prohibits covered businesses from discriminating against California residents (for example, by charging more for services) for exercising any of their rights under the CCPA. The CCPA imposes severe civil penalties and statutory damages, and contains a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. However, it remains unclear how various provisions of the CCPA will be interpreted and enforced. Furthermore, in November 2020, California voters passed the California Privacy Rights Act of 2020 (“CPRA”). Effective in most material respects starting on January 1, 2023 (but with a lookback to January 1, 2022), the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA to include additional data privacy compliance requirements that may impact our business. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA. The effects of the CPRA, the CCPA, other similar state or federal laws and other future changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant and may require us to modify our data processing practices and policies and could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in certain jurisdictions in which we currently operate and in which we may operate in the future, and require us to incur significant costs in an effort to comply with such legislation and significant liability in connection with a failure to so comply.

The CCPA and the CPRA may lead other states to pass comparable legislation, with potentially greater penalties and more rigorous compliance requirements relevant to our business, and we cannot yet determine the impact that the CCPA, CPRA or other such future laws, regulations and standards may have on our business. We expect that new industry standards, laws and regulations will continue to be proposed and implemented regarding privacy, data protection and information security in many jurisdictions. For example, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. The laws are not consistent, as certain state laws may be more stringent, broader in scope or offer greater individual rights with respect to sensitive and personal information than federal, international or other state laws, which may complicate compliance efforts. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States may increase our compliance costs and potential legal liability. Such changes in the laws and regulations that govern our collection, use, and disclosure of member data could impose additional requirements with respect to the retention and security of member data, limit our marketing activities, and have an adverse effect on our business, financial condition, and results of operations.

Additionally, depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our member data, we may also have obligations to notify members about the incident, which has occurred in the past and may occur in the future. We may also need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal information. For example, laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises member data. Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure, or refusal to disclose personal data, may result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand, and inability to provide our products and services to consumers in certain jurisdictions.

Failure to comply with federal, state, local and international laws regarding privacy, data protection and information security could expose us to significant penalties under such laws. Any such failure by us or our third-party processors to comply with privacy, data protection and information security laws could result in significant government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, and reputational harm, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which may materially and adversely affect our business, financial condition and results of operations.

Import and export controls or economic sanctions imposed by governmental authorities could subject us to liability and hinder our ability to compete in international markets if we are not in full compliance with applicable laws.

The United States and various foreign governments have imposed, and may in the future impose, controls, export license requirements, duties and restrictions on the import or export of certain technologies. Our products may be subject to U.S. export controls, which may require submission of a product classification and annual or semi-annual reports. The regulatory requirements surrounding the import and export of our products and services impose compliance burdens that may create delays in the introduction of our products and services in international markets, prevent our international members from accessing our products and services, and, in some cases, prevent the export of our products and services to some countries entirely. Furthermore, economic sanctions imposed by the United States may prohibit the provision of products and services to certain countries, governments, and persons targeted by such sanctions. Even though we take reasonable measures to prevent our products from being provided to countries that are the targets of U.S. sanctions, our products and services, including our software and platform updates, could be provided to those targets or provided by our members despite such measures. Any such provision could have negative consequences, including government investigations, penalties, reputational harm. Our failure to obtain required import or export approval for our products and services could harm our international and domestic sales and adversely affect our revenue. We could be subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs, and restrictions on export privileges that could have an adverse effect on our business, financial condition, and results of operations.

Our business could be adversely affected from an accident, safety incident, or workforce disruption.

Our internal manufacturing processes and related activities, as well as our in-house warehousing, could expose us to significant personal injury claims that could subject us to substantial liability. The global pandemic increases our exposure to these risks; for example, various local government orders have been implemented in areas where we operate that require us to secure personal protective equipment, such as face masks and gloves and to implement new methods of monitoring employee health, such as temperature checks. As these government orders have come down, a global shortage of personal protective equipment has resulted, and we have experienced delays and increased costs in obtaining these materials for our teams. Our inability to timely adapt to changing norms and requirements around maintaining a safe workplace during the global pandemic could cause employee illness, accidents, or team discontent if it is perceived that we are failing to protect the health and safety of our employees. While we maintain general liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident or safety incident resulting from our manufacturing or warehousing activities. Additionally, if our employees decide to join or form a labor union, we may become party to a collective bargaining agreement, which could result in higher employee costs and increased risk of work stoppages. It is also possible that a union seeking to organize one subset of our employee population, could also mount a corporate campaign, resulting in negative publicity or other actions that require attention by our management team and our employees. Negative publicity, work stoppages, or strikes by unions could have an adverse effect on our business, prospects, financial condition, and results of operations.

A variety of uncontrollable events may reduce demand for our fitness event services, impair our ability to provide fitness event services or increase the cost of providing fitness event services.

Demand for our fitness event services, particularly our 29029 events, is highly dependent on the general environment for travel and tourism. The environment for travel and tourism can be significantly adversely affected in the U.S. as a result of a variety of factors beyond our control, including: adverse weather conditions arising from short-term weather patterns or long-term change, catastrophic events or natural disasters (such as excessive heat or rain, fire, floods, and earthquakes); health concerns; and terrorist attacks.

There is a risk of accidents occurring at our fitness events or competing fitness events which may reduce attendance and negatively impact our operations.

Our brand and our reputation are among our most important assets. Our ability to attract and retain customers depends, in part, upon the external perceptions of the Company, the quality and safety of our venues, services and our corporate and management integrity. An accident or an injury at any of our fitness events or at fitness events operated by competitors, particularly an accident or injury involving the safety of guests and employees, that receives media attention, could negatively impact our brand or reputation, cause loss of consumer confidence in the Company, reduce attendance at our fitness events, and negatively impact our results of operations. The considerable expansion in the use of social media over recent years has compounded the impact of negative publicity. We obtain insurance against the risk of losses relating to physical damage to property, certain injuries occurring on venue property, and liability for alleged breach of legal responsibilities. When insurance is obtained it is subject to deductibles, exclusions, terms, conditions and limits of liability. The types and levels of coverage we obtain vary from time to time depending on our view of the likelihood of specific types and levels of loss in relation to the cost of obtaining coverage for such types and levels of loss.

Our warranty business is subject to regulatory oversight and changes in industry practice.

As part of our business, we offer extended warranty contracts on some of our fitness products through Universal Technical Services. See “Business—Our Brands and Product Offerings—Warranties”. This business is subject to regulatory oversight in certain jurisdictions where our products are offered. Future changes in such oversight may make it more costly for us to offer extended warranties. Any development that negatively impacts our ability to offer extended warranties or the margins provided by that product in the future could have a material adverse effect on our results of operations.

Failure to comply with anti-corruption and anti-money laundering laws, including the United States Foreign Corrupt Practices Act (“FCPA”) and similar laws associated with our activities outside of the United States, could adversely affect our business, subject us to penalties and have other adverse consequences.

We operate our business on a global scale and may have direct or indirect interactions with government officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act, and possibly other local anti-bribery and anti-money laundering laws in countries where we do business. Such laws generally prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies must maintain records that accurately and fairly represent their transactions and maintain an adequate system of internal accounting controls. In many foreign countries, including countries in which we may do business, it may be a local custom that businesses participate in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws. Governmental authorities in the United States and elsewhere impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations and financial condition. We have begun to implement an anti-corruption compliance program and policies, procedures and training designed to support compliance with these laws, however, our employees, contractors, and agents, and companies to which we outsource certain of our business operations, may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, financial condition and results of operations. Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, including our brand, our business, financial condition and results of operations. In addition, the need to respond to any enforcement action could result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Changes in income tax laws or enforcement could have a material adverse impact on our financial results.

The Tax Cuts and Jobs Act (the “TCJA”), enacted on December 22, 2017, significantly affected U.S. federal tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on a number of tax benefits, including deductions for business interest, deductibility of compensation to certain executives, use of net operating losses (“NOLs”), taxation of foreign income, and the foreign tax credit, among others. The CARES Act, enacted on March 27, 2020, in response to the global pandemic, further altered U.S. federal tax law, including in respect of certain changes that were made by the TCJA, generally on a temporary basis. There can be no assurance that future domestic tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. Further, the Internal Revenue Service (“IRS”) has yet to issue guidance on a number of important issues regarding the changes made by the TCJA and the CARES Act. In addition, other changes in international and domestic tax laws, including the reaction by states to the corporate tax changes in the TCJA or CARES Act, and changes in tax law enforcement or interpretation, could negatively impact our business operations, cash flows, and financial performance. Changes in U.S. tax law will likely have broader implications, including impacts to the economy, currency markets, inflation environment, consumer behavior, and/or competitive dynamics, which are difficult to predict, and may positively or negatively impact the Company and our results.

Various international and domestic tax risks could adversely affect our earnings and cash flows.

We generally conduct our international operations through wholly owned subsidiaries, branches, or representative offices and report our taxable income in various jurisdictions worldwide. As a result, we are subject to international and domestic tax risks. For instance, the intercompany relationships between our legal entities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Moreover, we could be subject to double taxation on income related to operations in certain countries that do not have tax treaties with the country of the trading partner. In addition, we may have a higher effective income tax rate than that of other companies in our industry if losses incurred by one operating company are not available to offset the income of an operating company located in another country. Also, distributions of earnings and other payments received from our subsidiaries may be subject to withholding taxes imposed by the countries where they are operating or are incorporated. If these foreign countries do not have income tax treaties with the United States or the countries where our subsidiaries are incorporated, we could be subject to high rates of withholding taxes on these distributions and payments. Additionally, the amount of the credit that we may claim against our U.S. federal income tax for foreign income taxes paid or accrued is subject to many limitations which may significantly restrict our ability to claim a credit for all of the foreign taxes we pay. Any changes in these laws and rules, may require us to modify our international structure in the future, which will incur costs, may increase our worldwide effective tax rate, and may adversely affect our financial position and results of operations. In addition, significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the relevant tax, accounting, and other laws, regulations and interpretations of the law. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

Our operations also subject us to related risks, such as customs and import duties and tariffs. See “Risks Related to Our Business, Our Brands, Our Products and Our Industry—We derive a portion of our revenue from international sales and are subject to the operational risks of doing business in foreign countries.”

We or our members may be subject to sales and other taxes, and we may be subject to liabilities on past sales and transactions for taxes, surcharges, and fees.

The application of indirect taxes, such as sales and use tax, subscription sales tax, value-added tax, provincial taxes, goods and services tax, business tax, and gross receipt tax, to businesses like ours and to our members is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, the federal government, or other countries may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours that offer subscription services and other health and fitness offerings. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance, and audit requirements could have an adverse effect on our business, financial condition, and results of operations.

We derive a portion of our revenue from international sales and are subject to the operational risks of doing business in foreign countries.

International sales account, and are expected to continue to account, for a portion of our total revenues. In addition, we plan to expand our international sales and operations. Our revenue from non-U.S. ship-to addresses represented approximately 22.7% and 19.0% of our total revenue for fiscal 2019 and 2020, respectively. In addition, the majority of our manufacturing is done in China and Taiwan, and as such, any negative impacts in these specific countries could adversely affect our operations in the future. Our international operations overall are, and will continue to be, subject to a variety of risks associated with conducting business internationally, many of which are beyond our control. These risks, which may adversely affect our ability to achieve and maintain profitability and our ability to sell our products internationally, include:

•	changes in regulatory requirements;

•	legislation and regulation, including tariffs, relating to the import or export of high technology products, compliance with export laws and controls and trade embargoes in multiple jurisdictions;

•	the imposition of government controls;

•

political and economic instability, including the impact of the global pandemic coronavirus, the possibility of an economic recession in certain key markets, international hostilities, acts of terrorism and governmental restrictions, inflation, trade relationships and military and political alliances;

•	costs and risks of deploying systems in foreign countries;

•	limited intellectual property rights and protection;

•	regional limitations placed on internet or server access as well as data consumption, which would limit our services from being provided;

•

the burden of complying with a wide variety of complex foreign laws and treaties, including with respect to data privacy and security such as the EU’s GDPR and Canada’s Personal Information Protection and Electronic Documents Act (“PIPEDA”); and

•	compliance with U.S. and local laws affecting the activities of U.S. companies abroad, including the FCPA, and local anti-bribery laws. See also “—Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.”

The United States has implemented tariffs on certain imported goods. These additional tariffs could include items imported by us from China or other countries. In addition, China has imposed tariffs on a wide range of American products in retaliation for these new American tariffs. There is a concern that the imposition of additional tariffs by the United States, could result in the adoption of additional tariffs by China and other countries as well. Any resulting trade war could negatively impact the global market for health and fitness products and could have a significant adverse effect on our business. The imposition of tariffs on items imported by us from China or other countries could increase our costs and could result in lowering our gross margin on products sold. See also “—Increases in raw materials and component costs, long lead times, supply shortages, and supply changes could disrupt our supply chain and have an adverse effect on our business, financial condition, and results of operations.”

As noted, we must also comply with the GDPR, which became effective as of May 2018. The goal of the GDPR is to increase individual rights with respect to, and protections for, personal data located in or originating from the EU. The GDPR is extraterritorial in that it applies to all business within the EU and any business located outside of the EU that processes personal data of individuals located within the EU. The GDPR regulates a broad array of data relating directly or indirectly to an individual and imposes stringent data protection requirements and grants individuals extensive rights with respect to their personal data. There are significant fines and penalties (including in connection with potential private rights of action) associated with GDPR non-compliance. See also “—We collect, store, share, process, disclose, transfer, use and otherwise process personal information and other member data, which subjects us to legal obligations and laws and regulations related to data security and privacy, and any actual or perceived failure by us or our third-party service providers to meet those obligations could harm our business.”

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our operations in the future.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We will become subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which will require us to conduct due diligence on and disclose whether or not our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the raw materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes, or sources of supply to avoid such materials.

We and our operations are subject to federal, state, local and foreign environmental, health and safety laws and regulations, which could subject the Company to liabilities or increase its costs.

We and our operations are subject to federal, state, local and foreign environmental, health and safety laws and regulations, including those governing climate change, air emissions, water discharges, the use, management, handling, generation, treatment, storage, disposal, and release of, and exposure to, hazardous substances and wastes, investigation and remediation of contamination, labeling and content requirements of our products and employee health and safety. Failure to comply with such laws and regulations could result in liabilities, civil or criminal fines or penalties, enforcement actions, remedial or corrective measures, or other sanctions or actions. In addition, the Company may be subject to joint and several liability for environmental investigations and remediation of contamination, including at properties that we currently or formerly owned, leased or operated, even if such contamination was not caused by us, and we may also be subject to similar liabilities and claims in connection with locations at which hazardous substances or wastes we have generated have been stored, treated, otherwise managed, or disposed. We also may face claims alleging harm to human health and safety or property or natural resource damages arising out of contamination or exposure to hazardous substances.

Compliance with current or future environmental, health and safety laws and regulations, or liabilities arising thereunder, could require us to incur additional costs or adversely affect the Company’s business, financial condition, and results of operations.

Risks Related to Information Technology and Intellectual Property

Any cybersecurity attack, disruption or failure of our or our third-party service providers’ information technology systems, or our failure to successfully implement upgrades and new technology effectively, could adversely affect our business and operations.

In providing products and services to our members, we rely on our ability to collect, manage, use, store, disclose, transfer and otherwise process a large volume of member data, including personal information and other sensitive information. Threats to network and data security are increasingly diverse and sophisticated. We have experienced cybersecurity incidents in the past, and we may experience such incidents in the future. Our devices, as well as our servers, computer systems, and those of third parties that we rely on in our operations have been and may in the future be vulnerable to cybersecurity risks, including viruses and worms, installation of malicious software, ransomware, spam, phishing attacks, denial-of-service attacks, software errors, source code bugs, physical or electronic break-ins, fraud, negligence, misconduct by employees, other internal sources or other third parties, including state-sponsored organizations with significant financial and technological resources, theft, misuse or improper operation, terrorism, data loss, code or configuration errors, credential stuffing, human error, social engineering attacks, unauthorized access to data, accidental technological failure, natural disasters (including fires, floods, wars, earthquakes, hurricanes, tornadoes or similar catastrophic events) and other security breaches. Further, because of the interactive nature of many of our products, some of our hardware, such as the tablets on certain of our equipment, have a camera, and any inadvertent or unauthorized use or breach of security with respect to such hardware, or any software, such as spyware, could result in a breach of privacy, and, whether or not in our control, any actual or perceived breach of privacy could harm our reputation and brand, and therefore our business, financial condition and results of operation could be adversely effected. In addition, we may be the target of email scams that attempt to acquire personal information or company assets. Any of the foregoing could lead to interruptions, delays, loss of or unauthorized access to critical data, including personal information, and loss of consumer confidence.

Although we have established security procedures to protect member data, our or our third-party service providers’ security and testing measures, controls, efforts, policies and processes may not be adequate and may not be able to prevent security breaches or the unauthorized access to personal information. Further, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security, or other developments may result in a compromise or breach of the technology that we or our third-party service providers use to protect member data. Additionally, the increasing sophistication and resources of cyber criminals and other non-state threat actors and increased actions by nation-state actors make keeping up with new threats difficult and could result in a breach of security. We cannot guarantee that inadvertent or unauthorized use or disclosure of such data, including personal information, will not occur, or that third parties will not gain unauthorized access to such information. Any compromise of our security or breach of our members’ privacy could harm our reputation or business, financial condition and results of operations. In addition, a party who circumvents our security measures or exploits inadequacies in our security measures, could, among other effects, misappropriate member data or other proprietary or personal information, cause interruptions in our operations, or expose members to computer viruses or other disruptions. Actual or perceived vulnerabilities may lead to claims against us and we may become subject to costly litigation, member complaints, indemnity obligations, damages for contract breach or penalties for violation of applicable laws or regulations, which could result in significant fines, penalties, or damages and harm to our reputation. In addition, we have in the past and may in the future become subject to data breach notification obligations and regulatory inquires, orders or investigations with respect to cybersecurity incidents. Additionally, we cannot guarantee that our insurance coverage would be sufficient to cover all losses. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel away from our business operations and materially and adversely affect our business, financial condition and results of operations.

Additionally, due to the current global pandemic, there is an increased risk that we may experience cybersecurity related incidents as a result of our employees, third-party service providers and other third parties working remotely on less secure systems. Any cybersecurity attack that attempts to obtain our or our members’ data and assets, disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could be expensive to remedy, decrease demand for our products and services and negatively impact consumer confidence and adversely affect our business, financial condition and results of operations.

As cybersecurity-related threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful or may not be completed in a timely manner. Certain measures that could increase the security of our systems take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. The inability to implement, maintain and upgrade adequate safeguards could have a material and adverse impact on our business, financial condition and results of operations. Moreover, there could be public announcements regarding any cybersecurity related incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock. Consumers are generally concerned with security and privacy of the internet, and any publicized security problems affecting our businesses or those of third parties with whom we are affiliated or otherwise conduct business may discourage consumers from doing business with us, which could have a material and adverse effect on our business, financial condition and results of operations.

Additionally, certain of our information technology systems are designed and maintained by us and are critical for the efficient functioning of our business, including the manufacture and distribution of our products, online sales of our products, and the ability of our members to access content on our platform, and our rapid growth has, in certain instances, strained these systems. As we grow, we continue to implement modifications and upgrades to our systems, and these activities subject us to inherent costs and risks associated with replacing and upgrading these systems, including, but not limited to, impairment of our ability to fulfill member orders and other disruptions in our business operations. Further, our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. If we fail to successfully implement modifications and upgrades or expand the functionality of our information technology systems, we could experience increased costs associated with diminished productivity and operating inefficiencies related to the flow of goods through our supply chain. Additionally, if we are unable to address our members’ needs or preferences in a timely fashion or further develop and enhance our technology solutions, or if a member is not satisfied with the quality of work performed by us or with the technical support services rendered, we could incur additional costs to address the situation and our business may be impaired and members’ dissatisfaction with our technology solutions could damage our ability to maintain or expand our member base.

Any unexpected technological interruptions to our systems or websites would disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain, sell our products online, provide services to our members, and otherwise adequately serve our members. The operation of our direct-to-consumer e-commerce business through our websites depends on our ability to maintain the efficient and uninterrupted operation of online order-taking and fulfillment operations. Any system interruptions or delays could prevent potential members from purchasing our products. Moreover, the ability of our members to access the content on our platforms could be diminished by a number of factors, including members’ inability to access the internet, the failure of our network or software systems, security breaches, variability in member traffic for our platform and other security incidents. Platform failures would be most impactful if they occurred during peak platform use periods, which generally occur before and after standard work hours. During these peak periods, there are a significant number of members concurrently accessing our platform and if we are unable to provide uninterrupted access, our members’ perception of our platform’s reliability may be damaged, our revenue could be reduced, our reputation could be harmed, and we may be required to issue credits or refunds, or risk losing members. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner which could have a material adverse effect on our business, financial condition, and results of operations.

Any disruption of or interference with our computing, storage, processing and similar services, including those provided by third-party service providers, could have an adverse effect on our business, financial condition, and results of operations, and our reliance on such third-party service providers subjects us to additional risks.

We rely heavily on third parties for most of our computing, storage, processing, and similar services. We have outsourced our cloud infrastructure to third-party service providers, and we currently use these providers to host and stream our services and content. We also conduct some of our own processing and similar services. We are vulnerable to service interruptions and other security incidents, including those experienced by our third-party service providers or by our own servers and infrastructure, and we have experienced and expect to experience interruptions, delays, or outages in service availability in the future due to a variety of factors, include human error, hardware or software errors, hosting disruptions, technical failures and capacity constraints. Regular interruptions in that service, could also affect the use of, and our members’ satisfaction with, our products and services and could harm our business and reputation. Frequent or persistent interruptions in our products and services could cause members to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services, and could permanently harm our reputation and business. In addition, hosting costs will increase as membership engagement grows, which could harm our business if we are unable to grow our revenue faster than the cost of using these services or the services of our existing or similar third-party service providers.

The lack of renewal, or termination, of one or more of our agreements with our third-party service providers, or the renewal of an agreement on less favorable terms, also could seriously harm our business. Our third-party service providers may also take actions beyond our control that could seriously harm our business, including limiting our access to one or more services or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current third-party service providers were terminated, we could experience interruptions on our platform and in our ability to make our content available to members, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any of these factors could further harm our reputation, reduce our revenue, subject us to member complaints, significant fines, litigation, disputes, claims, regulatory investigations or inquiries or other legal liability, result in decreased member satisfaction and increased member attrition, and cause our members to decline to renew their subscriptions, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Other third-party risks may include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures may be inadequate, and our ability to monitor our third-party service providers’ data security practices are limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, they are limited in nature and we cannot guarantee that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal information) or enable us to obtain adequate, or any reimbursement, from our third-party service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our third-party service providers as they relate to the information we share with them. A vulnerability in or breach of our or our third-party service providers’ software or systems, a failure of our or our third-party service providers’ safeguards, policies or procedures could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions, including personal information.

We may face claims by others that we infringe, misappropriate or otherwise violate third-party intellectual property rights, and may incur significant expenses as a result of ongoing or future intellectual property-related litigation.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products or services are infringing, misappropriating or otherwise violating third-party intellectual property rights and third parties have in the past and may in the future bring claims alleging such infringement, misappropriation or violation. Third parties may be able to successfully challenge, oppose, invalidate, render unenforceable, dilute, misappropriate or circumvent our patents, trademarks, copyrights, and other intellectual property rights. Companies in the technology industry own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various “non-practicing entities,” and other intellectual property rights holders have in the past and may in the future attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements.

We are currently, and may in the future become, involved in litigation and other disputes relating to alleged infringement, misappropriation or other violation by us of a third party’s patents, confidential information, trade secrets and other intellectual property rights. Additionally, third parties have in the past and may in the future initiate adversarial proceedings, known as an inter partes review, in the United States Patent and Trademark Office to challenge the validity of our patent claims in the United States. We have in the past and may in the future be unsuccessful in such proceedings, resulting in a loss of some portion or all of our patent rights in the United States. Intellectual property litigation is frequently expensive to both the winning and losing parties and could consume significant amounts of management’s time and attention. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such disputes will not have an adverse effect on our business, financial condition, results of operations, cash flows or prospects. Any claims or litigation, even those without merit and regardless of the outcome, could cause us to incur significant expenses and, if successfully asserted against us, could require us to pay substantial costs or damages, significant ongoing royalty payments, settlement or licensing fees, prevent us from offering our products or services or using certain essential technologies, force us to implement expensive work-arounds or re-designs, impose other unfavorable terms, distract management from our business, or satisfy indemnification obligations. For these and other reasons, intellectual property-related disputes could seriously harm our business, financial condition and results of operations.

If any of our technologies, products or services are found to infringe, misappropriate or violate a third party’s intellectual property rights, we may seek to obtain a license under such third party’s intellectual property rights in order to bring an end to certain claims or actions asserted against us to continue commercializing or using such technologies, products and services. However, we may not be able to obtain such a license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments.

In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties, which we have been subject to in the past and may be subject to in the future, could similarly harm our business. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us, such payments, costs or actions could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Our intellectual property rights are valuable, and any failure to adequately obtain, maintain, protect, defend or enforce our intellectual property rights could adversely affect our business, financial condition and results of operations.

Our success and ability to compete depends in part on our ability to obtain, maintain, protect, defend and enforce our intellectual property rights and technology. We rely on, and expect to continue to rely on, a combination of trademark, trade dress, copyright, trade secret and patent laws in the United States and internationally, as well as technological measures and contractual provisions, such as confidentiality agreements with our employees, contractors, consultants, and third parties with whom we have relationships, to establish and protect our brand, maintain our competitive position and protect our intellectual property rights from infringement, misappropriation or other violation. However, despite our efforts to protect our intellectual property rights, various factors outside our control pose a threat to our intellectual property rights.

The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from infringing, misappropriating or otherwise violating our intellectual property or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and competing with our business, and unauthorized parties may attempt to copy aspects of our technology and use information that we consider proprietary. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert, and have in the past asserted, that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.

We seek patent, trade secret and other intellectual property protection for, for example, our trade names, products, manufacturing technologies, services and product features. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Furthermore, others may develop technologies that are similar or superior to our technology or design around the patents we own. There is also a risk that we do not establish an unbroken chain of title from inventors to us. An inventorship or ownership dispute could arise that may permit one or more third parties to practice or enforce our intellectual property rights, including possible efforts to enforce rights against us. Additionally, errors in inventorship or ownership can sometimes also impact priority claims, and if we were to lose our ability to claim priority for certain patent filings, intervening art or other events may preclude us from issuing patents.

Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. As we have grown, we have sought to obtain and protect our intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. We may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in certain foreign countries because effective intellectual property protection may not be available to us in every country in which our products and services are available, and our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States because of the differences in foreign patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights. Further, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors.

In addition to registered intellectual property rights, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. We attempt to protect our intellectual property, technology, and confidential information in part through confidentiality, non-disclosure and invention assignment agreements with our employees, consultants, contractors, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf or with whom we share information. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf or each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may be breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of, our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. Also, others may come to know about or determine our trade secrets through a variety of methods. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements and other third parties may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use, infringement, misappropriation or other violation of our intellectual property rights. Any of our intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes or litigation in the United States or in foreign jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our intellectual property and other proprietary rights.

In order to protect our brands and intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. We have been and may continue to become involved in litigation to enforce our patents or other intellectual property rights, to protect our trade secrets and know-how, to determine the validity or scope of the proprietary rights of others or to defend against claims of invalidity. This type of litigation can be expensive regardless of whether we win or lose. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. An adverse outcome in such litigation or proceedings may expose us to a loss of our competitive position, expose us to significant liabilities or require us to seek licenses that may not be available on commercially acceptable terms, if at all. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to obtain, maintain, defend, protect and enforce our intellectual property rights could seriously damage our brands and our business and could have a materially adverse effect on our business, financial condition and results of operations.

Trademark and trade name protection is critical to our business, and any failure to adequately obtain, maintain and protect our trademark rights could adversely affect our business, financial condition and results of operations.

The market for our products depends to a large extent upon the goodwill associated with our trademarks and trade names, and we believe that the protection of our trademark rights is an important factor in product recognition and the protection of our brand. We own or license the material trademarks and trade names used in connection with the packaging, marketing and sale of our products. Therefore, trademark and trade name protection is critical to our business. Although certain of our trademarks are registered in the United States and in certain foreign countries or an application for such registration is pending, we may not always be successful in asserting trademark or trade name protection. We may be unable to obtain trademark protection for our technologies, logos, slogans and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Further, we may not timely or successfully register our trademarks. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to ours and we could also incur substantial costs to enforce our trademarks and trade names to protect against potential dilution and prevent unauthorized use by third parties. If we do not adequately protect our rights in our trademarks from infringement or unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brands and our business. Additionally, we may not be able to renew our material trademark licenses, and failure to renew our licenses may have a material effect on our business.

Our trademarks may be opposed, contested, circumvented or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them or using similar marks in a manner that causes confusion or dilutes the value or strength of our brand. See also “—Our intellectual property rights are valuable, and any failure to adequately obtain, maintain, protect, defend or enforce our intellectual property rights could adversely affect our business, financial condition and results of operations.”

Our member growth and engagement on mobile devices depends upon effective operation with mobile operating systems, networks, technologies, products, hardware, and standards that we do not control.

A significant and growing portion of our members access our platform through our iFIT application on mobile devices and there is no guarantee that popular mobile devices will continue to support iFIT or that mobile device users will use iFIT rather than competing products. We are dependent on the interoperability of iFIT with popular mobile operating systems, networks, technologies, products, hardware and standards that we do not control, such as Android and iOS. Any changes, bugs or technical issues in such systems, or changes in our relationships with mobile operating system partners, device manufacturers or mobile carriers, or in their terms of service or polices that degrade the functionality of our digital offering, give preferential treatment to competitors, limit our ability to target or measure the effectiveness of applications, or impose fees or other charges related to our delivery of our applications could adversely affect our platform’s usage on mobile devices.

Further, we are subject to the standard policies and terms of service of these operating systems, as well as policies and terms of service of the various application stores that make our applications and experiences available to our developers, creators, and users. These policies and terms of service govern the availability, promotion, distribution, content, and operation generally of applications and experiences on such operating systems and stores. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our platform and those changes may be unfavorable to us and our developers’, creators’, and users’ use of our platform. If we were to violate or if an operating system provider or application store believes that we have violated its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. In some cases, these terms and policies may not be clear or our interpretation of these terms and policies may not align with the interpretation of the operating system provider or application store, which could lead to inconsistent enforcement of these terms of service or policies against us, and could also result in the operating system provider or application store limiting or discontinuing our access to its operating system or store. Any limitation on or discontinuation of our access to any third-party platform or application store could adversely affect our business, financial condition or results of operations. We cannot assure you that the platforms through which we distribute our applications will maintain their current structures or terms of access, that such marketplaces will continue to make our mobile applications available for download, or that such marketplaces will not charge us fees to list our applications for download, or charge us fees to offer products and services through our applications.

Additionally, in order to deliver high-quality mobile content, it is important that our digital offering is designed effectively and works well with a range of mobile technologies, products, systems, networks, hardware and standards that we do not control. We may not be successful in maintaining or developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, hardware or standards. In the event that it is more difficult for our members to access and use our platform on their mobile devices or members find our mobile offerings do not effectively meet their needs, if our competitors develop products and services that are perceived to operate more effectively on mobile devices, or if our members choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our member growth and member engagement could be adversely impacted and our business could be harmed.

We depend upon a number of third-party intellectual property licenses for our business operations, and our licensed intellectual property is an important part of our business. An adverse change to or loss of our intellectual property rights, including our licenses, may have an adverse effect on our business, financial condition, and results of operations.

We license certain of our intellectual property to a number of third parties that manufacture or market fitness equipment, and we receive licenses from third parties for certain intellectual property to develop our products. We believe that our licenses with third parties increase market recognition of our brands, enhance our ability to market our core products and generate attractive, high margin income. We anticipate that we will continue to enter into these kinds of licensing arrangements in the future. It is possible, however, that licenses we desire will not be available to us on commercially reasonable terms or at all. If we lose existing licenses to key technology, or are unable to enter into new licenses that we deem important, our business, financial condition and results of operations could be harmed.

Our relationship with our third-party licensors and our licensees may deteriorate and we cannot guarantee that our agreements with such third parties will continue to be renewed indefinitely. It also is possible that such agreements will not be renewed at all. The rates and terms available to us today under our licensing agreements may not be available to us in the future. Additionally, if we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the applicable licensor or licensee may have the right to terminate the license. Termination by our licensors or licensees would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any of our current or future licenses terminate, if our licensors or licensees fail to abide by the terms of the license, if our licensors fail to enforce the licensed intellectual property rights against infringing third parties, if our licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensors’ rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition, and results of operations.

In particular, the ability to continue to make our content accessible to our members is an important element of our business. While we own the rights to stream most of the fitness and related content produced by us or on our behalf in perpetuity, if this were to be disrupted, it would have an impact on our business and what we are able to provide to our members.

To secure the rights to use music in our content, we have licenses with third-party providers, which allows us to provide music.

The process of obtaining our music licenses with third-party providers involved negotiations. While there are other providers available to provide such content, any change in our music provider would require a substantial amount of time and resources.

Although we expend significant resources to seek to comply with the various statutory, regulatory, and judicial frameworks with respect to music licensing, we cannot guarantee that we currently hold, or will always hold, every necessary right to use all of the music that is used on our service, and we cannot assure you that we are not infringing, misappropriating or otherwise violating any third-party intellectual property rights, or that we will not do so in the future. These challenges, and others concerning the licensing of music on our platform, may subject us to significant liability for copyright infringement, breach of contract, or other claims.

In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These companies may have a competitive advantage over us due to capital resources, development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition, and results of operations could be materially and adversely affected.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.

We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services.

Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of the applicable license could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source license, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous.

From time to time, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software or compliance with open source license terms. We could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

We are in the process of updating our Enterprise Resource Planning (“ERP”) system. Significant additional costs, cost overruns and delays in connection with the implementation of our new ERP system may adversely affect results of operations.

We are in the process of updating our company-wide ERP system. This is a lengthy and expensive process that will result in a diversion of resources from other operations. Any disruptions, delays or deficiencies in the design and/or implementation of the new ERP system, particularly any disruptions, delays or deficiencies that impact operations, could adversely affect our ability to run and manage our business effectively. The implementation of a new ERP system has and will continue to involve substantial expenditures on system hardware and software, as well as design, development and implementation activities. There can be no assurance that other cost overruns relating to the new ERP system will not occur. Our business, financial condition and results of operations may be adversely affected if we experience operating problems, additional costs, or cost overruns during the ERP implementation process.

Risks Related to this Offering and Ownership of Our Class A Common Stock

Future offerings of debt or equity securities by us may have a material adverse effect on the market price of our Class A common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Class A common stock or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock.

Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Moreover, if we issue debt securities, the debt holders would have rights to make claims on our assets senior to the rights of our holders of our Class A common stock. The issuance of additional shares of our Class A common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may have a material adverse effect on the amount, timing, or nature of our future offerings. Thus, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their stockholdings in us.

The dual class structure of our common stock will have the effect of concentrating voting control with the Scott R. Watterson holders who will hold in the aggregate                 % of the voting power of our capital stock following the completion of this offering, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Following this offering, the Scott R. Watterson holders, as holders of our outstanding Class B common stock, will hold                % of the voting power of our outstanding capital stock. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the earlier of (i) the date specified by a vote of the holders of 66 2⁄3% of the then outstanding shares of Class B common stock, and (ii) the date the shares of Class B common stock cease to represent at least 15% of all outstanding shares of our common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. Holders of Class B common stock may have interests that conflict with or are different than the interests of other stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to certain exceptions. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices, including the S&P 500. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. Any exclusion from stock indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

As a controlled company, we will not be subject to all of the corporate governance rules of NASDAQ.

Upon the listing of our common stock on NASDAQ in connection with this offering, we will be considered a “controlled company” under the rules of NASDAQ, as applicable. Controlled companies are exempt from NASDAQ corporate governance rules requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of NASDAQ, as applicable, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting NASDAQ requirements, as applicable and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of NASDAQ, as applicable. Following this offering, we intend to use some or all these exemptions. As a result, we may not have a majority of independent directors, our nomination and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. See “Management.”

We do not anticipate paying any dividends on our Class A common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our Class A common stock. Our Senior ABL Revolving Credit Facility restricts our ability to pay cash dividends on our Class A common stock. We may also enter into other credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our Class A common stock. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. See “Dividend Policy.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our Company downgrade our Class A common stock, our stock price could decline. As a result, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the initial public offering price.

No market currently exists for our Class A common stock, and we cannot assure you that an active market will develop for such stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock has been determined through negotiations among us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock after this offering or to any other established criteria of the value of our business. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on NASDAQ or otherwise or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of our Class A common stock at a price that is attractive to you or at all.

The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our stockholders, and you may lose all or part of your investment.

Shares of our Class A common stock sold in this offering may experience significant volatility on NASDAQ. An active, liquid and orderly market for our Class A common stock may not be sustained, which could depress the trading price of our Class A common stock or cause it to be highly volatile or subject to wide fluctuations. The market price of our Class A common stock may fluctuate or may decline significantly in the future and you could lose all or part of your investment. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A common stock include:

•	variations in our quarterly or annual results of operations;

•	changes in our earnings estimates (if provided) or differences between our actual results of operations and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our Class A common stock;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	legislative or regulatory changes;

•	judicial pronouncements interpreting laws and regulations;

•	changes in government programs;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including local conditions in the markets in which we operate.

These broad market and industry factors may decrease the market price of our Class A common stock, regardless of our actual financial performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

The market price of our Class A common stock could be negatively affected by sales of substantial amounts of our Class A common stock in the public markets.

After this offering, we will have                 shares of Class A common stock outstanding and                  shares of Class B common stock that may be convertible into Class A common stock upon transfer. Of our issued and outstanding shares, all the Class A and Class B common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Following closing of this offering, approximately                % of our outstanding Class A common stock, or                % if the underwriters exercise their option to purchase additional shares in full, will be immediately available for sale in the public market.

We and all directors and officers and holders of substantially all of our outstanding stock and stock options have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act,

•

otherwise dispose of any shares of Class A common stock, options or warrants to acquire shares of Class A common stock, or securities exchangeable or exercisable for or convertible into shares of Class A common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing

for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters.

This restriction terminates after the close of trading of the Class A common stock on and including the 180th day after the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See “Underwriting—No Sales of Similar Securities.”

Immediately following this offering, the holders of                 shares of our Class B common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.

The market price of our Class A common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our Class A common stock might impede our ability to raise capital through the issuance of additional Class A common stock or other equity securities.

The future issuance of additional Class A common stock in connection with any equity plans, acquisitions or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of                shares of Class A common stock authorized but unissued and not reserved for issuance under our equity incentive plans. We may issue all these shares of Class A common stock without any action or approval by our stockholders, subject to certain exceptions. The issuance of any Class A common stock in connection with any equity incentive plan, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

You will incur immediate dilution as a result of this offering.

If you purchase Class A common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $                per share, representing the difference between the assumed initial public offering price of $                per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our pro forma net tangible book value (deficit) per share after giving effect to this offering. See “Dilution.”

We will have broad discretion in the use of the net proceeds we receive in this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price for our Class A common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders. These investments may not yield a favorable return to our investors.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

As a public company, and particularly after we are no longer an emerging growth company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act, the listing requirements of NASDAQ and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Further, if our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and could have a material adversely effect on our business, financial condition and results of operations.

In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may have to choose between reduced coverage or substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

Risks Related to Our Company and Organizational Structure

The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules subsequently implemented by the Securities and Exchange Commission (“SEC”), the rules and regulations of the listing standards of NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations will likely strain our financial and management systems, internal controls, and employees.

The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. If, in the future, we have material weaknesses or deficiencies in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. In addition, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act after we cease to be an emerging growth company and meet the requirements to be an accelerated or large accelerated filer. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, financial condition and results of operations. Although we have already hired additional employees to assist us in complying with these requirements and engaged outside consultants, our finance team is small and we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses. We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

Our current resources may not be sufficient to fulfill our public company obligations.

Following the closing of this offering, we will be subject to various regulatory requirements, including those of the SEC and NASDAQ. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Historically, our management team has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. If our internal infrastructure is inadequate, we are unable to engage outside consultants at a reasonable rate or attract talented employees to perform these functions or are otherwise unable to fulfill our public company obligations, it could have a material adverse effect on our business, financial condition and results of operations.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We may take advantage of some of these exemptions. If we do, we do not know if some investors will find our Class A common stock less attractive as a result. The result may be a less-active trading market for our Class A common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company will take advantage of its status as an emerging growth company to defer the adoption of certain accounting standards.

We could remain an emerging growth company for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities in the preceding three-year period. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. We expect that following the completion of this offering we will no longer qualify as an emerging growth company due to our expected fiscal 2021 annual gross revenue.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering may have the effect of delaying or preventing a merger, acquisition or other change of control of our company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•

provide that only the chairman of our board of directors, our chief executive officer, our president or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	certain litigation against us can only be brought in Delaware;

•	prohibit cumulative voting;

•

provide for a dual class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets (see the section titled “Description of Capital Stock”);

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

•

provide that the vote of holders of a majority of the then outstanding shares of Class B common stock, voting as a separate class, will be required to amend provisions of our amended and restated certificate of incorporation and amended and amended and restated bylaws affecting the rights of holders of Class B common stock, and that any other amendments to our amended and restated certificate of incorporation or amended and amended and restated bylaws will require the approval of the majority of the combined vote of our then-outstanding shares of Class A and Class B common stock.

In addition, Section 203 of the Delaware General Corporation Law (“DGCL”) may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. Our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the DGCL do not apply to us. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL but provides that the Scott R. Watterson holders and any of their permitted successors, and any group as to which such persons are party do not constitute interested stockholders for purposes of these provisions for so long as they collectively own, directly or indirectly, 15% or more of the voting power of our then outstanding shares of voting stock. See the section titled “Description of Capital Stock” for additional information.

In addition, our Senior ABL Revolving Credit Facility imposes, and we anticipate that documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. The occurrence of a change of control transaction could constitute an event of default thereunder permitting acceleration of the indebtedness, thereby impeding our ability to enter into certain transactions.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, agents or other stockholders.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders, (iii) action asserting a claim arising under any provision of the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, except for, as to each of (i) through (iv) above, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims. The federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, the Exchange Act, or the rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, or employees, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to issue preferred stock may deter takeover attempts.

Our Board is empowered to issue, without stockholder approval, preferred stock with dividends, liquidation, conversion, voting or other rights, which could decrease the amount of earnings and assets available for distribution to holders of our Class A common stock and adversely affect the relative voting power or other rights of the holders of our Class A common stock. In the event of issuance, the preferred stock could be used as a method of discouraging, delaying or preventing a change in control. Our certificate of incorporation authorizes the issuance of shares of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Although we have no present intention to issue any shares of our preferred stock, we may do so in the future under appropriate circumstances.

Risks Related to Our Indebtedness

Any default under our debt agreements could have significant consequences.

Our Senior ABL Credit Agreement contains covenants imposing certain restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The Senior ABL Credit Agreement contains restrictive covenants including, with specified exceptions, limitations on our ability to incur debt and liens, pay dividends or make other distributions, enter into affiliate transactions, consolidate, merge or acquire or dispose of assets and make certain investments, acquisitions and loans. The Senior ABL Credit Agreement under certain circumstances also requires us to maintain a minimum consolidated fixed charge coverage ratio.

Our ability to comply with these covenants under the Senior ABL Credit Agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants could result in a default, which would permit the lenders to declare all outstanding debt to be due and payable, together with accrued and unpaid interest. Our obligations under the Senior ABL Credit Agreement are secured by liens on substantially all of our assets, subject to agreed-upon exceptions. Any default by us under the Senior ABL Credit Agreement could have a material adverse effect on our business, financial condition and results of operations.

The transition away from LIBOR may adversely affect our cost to obtain financing.

On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of the 35 London Interbank Offered Rate (“LIBOR”) benchmark settings currently published by ICE Benchmark Administration, immediately after December 31, 2021 for certain Euro settings, and immediately after June 30, 2023 for US dollar LIBOR settings. While there is no consensus on what rate or rates may become accepted alternatives to LIBOR, the Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, selected and the Federal Reserve Bank of New York started in May 2018 to publish the Secured Overnight Finance Rate, or SOFR, as an alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. At this time, it is impossible to predict whether SOFR or another reference rate will become an accepted alternative to LIBOR. The manner and impact of this transition may materially adversely affect the trading market for LIBOR-based securities, which may result in an increase in borrowing costs under our Senior ABL Credit Agreement. Any replacement for LIBOR may result in an effective increase in the applicable interest rate on our current or future debt obligations, including our Senior ABL Credit Agreement, impact our ability to refinance some or all of our existing indebtedness or otherwise have a material adverse impact on our business, financial condition and results of operations.

In addition, we partner with a third-party consumer finance company to offer 0% APR financing programs for certain products, for which we pay a fee to the consumer finance company. These programs allow our qualified customers to pay in monthly payments. To the extent the transition away from LIBOR increases the consumer finance company’s cost of financing or result in increased fees to us, these financing programs may become unavailable, less attractive or more costly to us.

Our level of indebtedness could have a material adverse effect on our business, financial condition and results of operations.

The total principal amount of debt outstanding under our Senior ABL Revolving Credit Facility, excluding unamortized debt issuance costs, as of February 28, 2021 was $                 million. Our indebtedness could have significant effects on our business, such as:

•	limiting our ability to borrow additional amounts to fund capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

•	limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;

•

requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•

making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

•	placing us at a competitive disadvantage compared with our competitors that have less debt; and

•

exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our borrowings as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it could have a material adverse effect on our business, financial condition and results of operation.

Pursuant to our Senior ABL Credit Agreement, under certain circumstances, we are required to maintain, on a consolidated basis, a minimum ratio of consolidated EBITDA (with certain adjustments as set forth in the Senior ABL Credit Agreement) to total fixed charges (as set forth in the Senior ABL Credit Agreement), tested as of the last day of each fiscal quarter. Our ability to borrow under our Senior ABL Revolving Credit Facility depends on our compliance with this financial covenant. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy the financial covenant. We cannot assure you that we will satisfy the financial covenant in the future, or that our lenders will waive any failure to satisfy the financial covenant.

The failure to comply with the covenants under our Senior ABL Credit Agreement or volatility in the credit and capital markets could have a material adverse effect on our business, financial condition and results of operation.

Our ability to manage our debt is dependent on our level of positive cash flow from the sale of our products. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Future volatility or disruption in the credit and capital markets could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Our failure to comply with the covenants under the Senior ABL Credit Agreement or to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which could have a material adverse effect on our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

•	the inability to manage our growth and failure to execute our continued growth strategy;

•	changes in our market opportunity, including our TAM and SAM and forecasts of market growth;

•	failure to retain and expand our Interactive Fitness Subscriber base;

•	decreased perception of or inability to increase sales of our Interactive Fitness Products and services;

•	the effects of the continued pandemic on our business and the global economy;

•	the effects of political and policy changes that could limit our growth opportunities;

•	changes in our beliefs and objectives for future operations;

•	our ability to develop new and enhance existing Interactive Fitness Products and services and bring them to market in a timely manner;

•	the effects of seasonality on our operating results;

•	failure to maintain or enter into new partnerships with third parties;

•	failure to maintain, protect, and enhance our intellectual property;

•	failure to comply with applicable privacy, security, and data laws, regulations, and standards;

•	cybersecurity breaches of our and our partners’ information and technology systems; and

•	the effects of increased competition in our markets and our ability to compete in those markets.

See “Risk Factors” for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of                  shares of Class A common stock in this offering will be approximately $                 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters also have an option to purchase up to an additional                  shares of Class A common stock from us. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of                  additional shares of Class A common stock from us, will be approximately $                 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $                 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

We intend to use approximately $300 million of the proceeds to repay in full a promissory note issued in the 2019 Financing Transaction and approximately $                 million of the proceeds to repay the cash portion payable on our Series A preferred stock issued in the 2020 Financing Transaction. The promissory note and Series A preferred stock accrue interest at 7% per annum and are required to be repaid upon completion of the offering.

We intend to use the remaining net proceeds from this offering for general corporate purposes.

Assuming no exercise of the underwriters’ option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

DIVIDEND POLICY

We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

Our ability to pay dividends is currently restricted by the terms of our Senior ABL Revolving Credit Facility and may be further restricted by any future indebtedness we incur.

In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

•	restrictions in our debt instruments, including our Senior ABL Revolving Credit Facility;

•	general economic business conditions;

•	our earnings, financial condition, and results of operations;

•	our capital requirements;

•	our prospects;

•	legal restrictions; and

•	such other factors as our board of directors may deem relevant.

See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We do not anticipate paying any dividends on our Class A common stock in the foreseeable future,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Description of Material Indebtedness,” and “Description of Capital Stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of February 28, 2021:

•	on an actual basis;

•

a pro forma basis to give effect to (1) the redesignation of our outstanding common stock as Class A common stock and the subsequent exchange of certain Class A common stock for Class B common stock, (2) repayment of the 2019 Note, (3) the repayment of the Series A preferred stock with a combination of Class A common stock and cash, (4) the repayment of the Series B preferred stock with Class A common stock and (5) the filing and effectiveness of our amended and restated certificate of incorporation; and

•

on pro forma as adjusted basis to give effect to the adjustments described above as well as the sale and issuance by us of                  shares of our Class A common stock offered in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses.

The pro forma as adjusted information below is illustrative only, and our cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

As of February 28, 2021
	Actual	Pro Forma		As Adjusted(1)
(unaudited)
(dollars in thousands)
Cash and cash equivalents	$		$	$

Debt:
Long-term debt, net of current portion	$	$		$

Total debt(2)	$	$		$

Stockholders’ equity:
Common stock, $ par value per share, shares authorized, actual issued and outstanding, authorized, as adjusted, shares issued and outstanding, actual and shares issued and outstanding, as adjusted
Class A common stock, $ par value per share, shares authorized, actual, authorized, as adjusted, shares issued and outstanding, actual and shares issued and outstanding, as adjusted
Class B common stock, $ par value per share, shares authorized, actual, authorized, as adjusted, shares issued and outstanding, actual and shares issued and outstanding, as adjusted
Series A Preferred stock, $ par value per share, shares authorized, actual, shares authorized, as adjusted, shares issued and outstanding, actual and as adjusted
Series B Preferred stock, $ par value per share, shares authorized, actual, shares authorized, as adjusted, shares issued and outstanding, actual and as adjusted

Total stockholders’ equity(3)

Total capitalization	$	$		$

(1)

Each $1.00 increase or decrease in the public offering price per share would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $                 million (assuming no exercise of the underwriters’ option to purchase additional shares). Similarly, an increase or decrease of one million shares of Class A common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $                , based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

(2)	For a description of facilities, see “Description of Material Indebtedness.”

(3)

Upon an initial public offering, the Company must pay in full all outstanding shares of Series A and Series B preferred stock. The Series A preferred stock must be paid at a price equal to $         million, which is equal to 125% of the liquidation value of such Series A preferred stock. Of this amount, $         million will be paid in cash with the net proceeds of this offering, and the remaining $         million will be paid with                  shares of Class A common stock (based on the midpoint of the price range set forth on the cover of this prospectus), which number of shares is equal to $         million, divided by 85% of the public offering price of the Class A common stock. The Company will pay in full the $25.0 million liquidation value of the Series B preferred stock with                  shares of Class A common stock (based on the midpoint of the price range set forth on the cover of this prospectus), which number of shares is equal to $25.0 million divided by 80% of the public offering price of the Class A common stock. The shares of Class A common stock being issued to the holders of Series A and Series B preferred stock are not being registered in connection with this offering.

Each $1.00 increase or decrease in the public offering price per share would decrease or increase, as applicable, by                  shares, the number of shares of Class A common stock issued in connection with the repayment of our Series A and Series B preferred stock.

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based upon                 shares of our Class A common stock outstanding and                 shares of our Class B common stock outstanding, in each case, as of February 28, 2021 and does not include:

•

             shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of February 28, 2021, with a weighted-average exercise price of $                 per share;

•

             shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted between February 28, 2021 and                , 2021 with an exercise price of $                 per share;

•	shares of our Class A common stock issuable upon the exercise of warrants to purchase Class A common stock outstanding as of February 28, 2021, with an exercise price of $ per share; and

•

shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (1)                 shares of our Class A common stock reserved for future issuance under our Equity Incentive Plan as of February 28, 2021 (which reserve does not reflect the options to purchase shares of our Class A common stock granted after February 28, 2021) and (2)                 shares of our Class A common stock reserved for future issuance under our 2021 Plan which will become effective on the date immediately prior to the date of this prospectus.

See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our Class A common stock is in excess of the book value per share attributable to new investors.

Our pro forma net tangible book value as of February 28, 2021 was $                , or $                  per share of Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding as of February 28, 2021 after giving effect to (1) the redesignation of our outstanding common stock as Class A common stock and the subsequent exchange of certain Class A common stock for Class B common stock, (2) repayment of our outstanding Series A and Series B preferred stock with a combination of                 shares of our Class A common stock and $                 million in cash and (3) the filing and effectiveness of our amended and restated certificate of incorporation.

After giving effect to (i) the sale of                  shares of Class A common stock in this offering at the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of February 28, 2021 would have been $                 million, or $                 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $                 per share to our existing investors and an immediate dilution in pro forma as adjusted net tangible book value of $                 per share to new investors.

The following table illustrates this dilution on a per share of Class A common stock basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of February 28, 2021

Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) our pro forma as adjusted net tangible book value by $                 million, the pro forma as adjusted net tangible book value per share after this offering by $                 and the dilution per share to new investors by $                 assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of February 28, 2021, after giving effect to this offering, including the repayment of Series A and Series B preferred stock with shares of Class A common stock, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by new investors purchasing shares in this offering, at an assumed initial public offering price of $                 per share, which is the midpoint of the range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%		100.0%	$

If the underwriters were to fully exercise their option to purchase                 additional shares of our Class A common stock, the percentage of shares of our Class A common stock held by existing investors would be                 %, and the percentage of shares of our Class A common stock held by new investors would be                 %.

Assuming the exercise of all outstanding options and warrants as of February 28, 2021, the information set forth in the foregoing table would be as follows:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%			100.0%		$

The above discussion and tables are based on the number of shares outstanding at February 28, 2021. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present selected historical financial and other data for our business. We derived the selected consolidated statements of operations data for fiscal 2019 and 2020 and the selected consolidated balance sheet data as of May 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the nine months ended fiscal Q3 2020 and fiscal Q3 2021 and the summary consolidated balance sheet data as of February 28, 2021 from the unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands, except for share and per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Interactive fitness products	$626,189	$727,703	$497,991	$1,137,974
Subscription(1)	73,776	123,977	76,466	162,433

Total revenue	699,965	851,680	574,457	1,300,407

Cost of revenue:
Interactive fitness products(2)	444,908	503,353	354,276	721,264
Subscription(2)	13,226	19,362	13,764	19,085

Total cost of revenue	458,134	522,715	368,040	740,349

Gross profit	241,831	328,965	206,417	560,058
Operating expenses:
Sales and marketing	193,173	278,492	194,251	437,465
Research and development(3)	20,898	23,122	16,540	25,067
General and administrative(2)	48,892	77,105	46,096	98,926

Total operating expenses	262,963	378,719	256,887	561,458

Loss from operations	(21,132)	(49,754)	(50,470)	(1,400)
Other expense (income):
Gain on sale of subsidiary	(111,800)	—	—	—
Other expense, net(4)	13,368	46,320	14,765	384,699

Total other expense (income)	(98,432)	46,320	14,765	384,699

Income (loss) before provision for income taxes	77,300	(96,074)	(65,235)	(386,099)
Provision for income taxes	20,733	2,469	162	243

Net income (loss)	$56,567	$(98,543)	$(65,397)	$(386,342)

Undistributed earnings allocated to participating securities	(7,496)	—	—	—

Net income (loss) attributable to common shareholders	$49,071	$(98,543)	$(65,397)	$(386,342)

Net income (loss) per share
Basic	$8.68	$(17.48)	$(11.60)	$(64.52)

Diluted	$8.68	$(17.48)	$(11.60)	$(64.52)

Weighted-average common shares outstanding
Basic	5,652,236	5,637,872	5,638,137	5,988,375

Diluted	5,652,236	5,637,872	5,638,137	5,988,375

(1)

We use Billings as a key operating metric in evaluating the performance of our business because it enables an analysis of performance based on the timing of actual transactions with our customers and may be seen as an early indicator of trends in our operating results. See “Management’s Discussion and Analysis—Key Business Metrics and Non-GAAP Financial Measures” for how we calculate Billings.

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands)
Billings	$92,720	$183,727	$107,811	$304,562

(2)	Includes depreciation and amortization expense as follows:

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands)
Cost of revenue
Interactive fitness products	$7,337	$6,189	$4,691	$1,371
Subscription	5,468	7,833	5,733	4,224

Total cost of revenue	12,805	14,022	10,424	5,595
General and administrative	3,915	4,009	3,031	5,455

Total	$16,720	$18,031	$13,455	$11,050

(3)

In fiscal 2019 and 2020, we invested $35.8 million and $45.1 million, respectively, in research and development and to enhance our iFIT platform, develop new products, content and features, and improve our platform infrastructure, a portion of which was capitalized. In the nine months ended fiscal Q3 2020 and fiscal Q3 2021, respectively, these amounts were $35.6 million and $62.8 million.

(4)

Includes a loss in the nine months ended fiscal Q3 2021 of $173.4 million related to the issuance of the Series A preferred stock and the 2020 Warrants. The loss is due to the excess of the fair value of the instruments issued over the proceeds received. We also incurred losses of $152.5 million and $37.2 million related to the change in fair value of our warrant liabilities and embedded derivative liabilities, respectively, in the nine months ended fiscal Q3 2021.

	May 31, 2019	May 31, 2020	February 28, 2021
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$23,771	$100,321	$380,465
Working capital (deficit)(1)	(23,772)	16,197	188,626
Total assets	305,825	372,129	1,075,698
Long-term debt, net	102,500	139,842	152,268
Deferred revenue, current and non-current	101,990	161,739	303,869
Mandatorily redeemable preferred stock	8,956	—	204,730
Warrant liabilities	—	54,349	337,686
Embedded derivative liabilities	—	31,600	113,700
Total stockholders’ deficit	$(99,694)	$(181,156)	$(586,918)

(1)	Working capital is total current assets less total current liabilities

Non-GAAP Financial Measures

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we monitor and consider Adjusted EBITDA and Adjusted EBITDA Margin, and Subscription Contribution and Subscription Contribution Margin, which are non-GAAP financial measures. These non-GAAP financial measures are not based on any standardized methodology prescribed by U.S. GAAP and are not necessarily comparable to similarly-titled measures presented by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income (loss) adjusted to exclude the impact of stock-based compensation expense, the revaluation of our warrant and embedded derivative liabilities, depreciation and amortization, interest expense, gain on sale of subsidiary, other expense (income) and provision for income taxes. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenue.

We use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate our operating performance and trends and make planning decisions. We believe that Adjusted EBITDA and Adjusted EBITDA Margin helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses and other items that we exclude in Adjusted EBITDA and Adjusted EBITDA Margin. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA Margin can provide a useful measure for period-to-period comparisons of our business and we use this measure to evaluate our operating performance and trends and make planning decisions. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to key financial metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and Adjusted EBITDA Margin are not prepared in accordance with U.S. GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures rather than net income (loss), which is the nearest U.S. GAAP equivalent of Adjusted EBITDA and Adjusted EBITDA Margin. Some of these limitations are:

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude stock-based compensation expense, which has recently been, and will continue to be for the foreseeable future, a significant expense for our business and an important part of our compensation strategy;

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us;

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect other expense (income), consisting of gains on sales of securities, the gain on extinguishment of mandatorily redeemable preferred stock, and other non-recurring items, that arise outside of the ordinary course of our business;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect provision for income taxes;

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the gain on sale of subsidiary, the loss on the issuance of the Series A preferred stock and the 2020 Warrants, and the gain or loss related to the revaluation of our warrant liabilities and the embedded derivative liabilities, which are non-recurring and did not arise in the ordinary course of our business. In connection with the initial public offering, the 2019 Note and the Series A preferred stock are required to be settled including the respective embedded derivative liabilities. The classification of the 2019 Warrant will be reassessed and it may no longer be required to be remeasured at fair value as the holder will no longer have the option of cash redemption by the Company. The 2020 Warrants are expected to be redeemable after the initial public offering and will continue to be classified as liabilities and remeasured at fair value; and

•

the expenses and other items that we exclude in our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA and Adjusted EBITDA Margin when they report their operating results.

Because of these limitations, Adjusted EBITDA and Adjusted EBITDA Margin should be considered along with other operating and financial performance measures presented in accordance with U.S. GAAP.

The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA and Adjusted EBITDA Margin:

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands)
Net income (loss)	$56,567	$(98,543)	$(65,397)	$(386,342)
Adjusted to exclude the following:
Stock-based compensation expense	—	18,484	1,215	44,008
Increase in fair value of warrant liabilities(1)	—	9,396	385	152,523
Increase in embedded derivative liabilities(1)	—	20,200	4,600	37,200
Loss on issuance of mandatorily redeemable preferred stock and warrants	—	—	—	173,400
Depreciation and amortization	16,720	18,031	13,455	11,050
Interest expense(2)	15,368	15,496	9,907	20,389
Other expense (income), net(3)	(2,000)	1,228	(127)	1,187
Provision for income taxes	20,733	2,469	162	243
Gain on sale of subsidiary	(111,800)	—	—	—

Adjusted EBITDA	$(4,412)	$(13,239)	$(35,800)	$53,658

Net income (loss) margin	8.1%	(11.6)%	(11.4)%	(29.7)%

Adjusted EBITDA Margin	(0.6)%	(1.6)%	(6.2)%	4.1%

(1)

An initial public offering constitutes a mandatory prepayment event under the terms of the 2019 Note and the Series A preferred stock. Upon the occurrence of the mandatory prepayment event, the Company will redeem the 2019 Note and the Series A preferred stock, including the embedded derivative instruments. Additionally, the redemption features of the 2019 warrant liabilities will not survive the initial public offering. Please see the section “Liquidity and Capital Resources” for further detail on the 2019 Note and the Series A preferred stock.

(2)

Includes amortization of debt discount and issuance costs, including the write-off of deferred financing fees, totaling $5.6 million, $2.7 million, $1.4 million and $3.9 million for fiscal 2019 and 2020 and for the nine months ended fiscal Q3 2020 and fiscal Q3 2021, respectively.

(3)	Includes the gain on extinguishment of mandatorily redeemable preferred stock of $2.2 million for fiscal 2020 and for the nine months ended fiscal Q3 2020.

Subscription Contribution and Subscription Contribution Margin

We define Subscription Contribution as subscription revenue less cost of subscription revenue, adjusted to exclude depreciation and amortization expense from cost of subscription revenue. Subscription Contribution Margin is calculated by dividing Subscription Contribution by subscription revenue.

We use Subscription Contribution and Subscription Contribution Margin to measure our ability to scale and leverage the costs of our subscriptions. We believe that these non-GAAP financial measures are useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results because our management uses Subscription Contribution and Subscription Contribution Margin in conjunction with financial measures prepared in accordance with U.S. GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance.

Subscription Contribution and Subscription Contribution Margin are not prepared in accordance with U.S. GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with U.S. GAAP. Our use of Subscription Contribution and Subscription Contribution Margin have limitations as analytical tools. You should not consider these in isolation or as substitutes for analysis of our financial results as reported under U.S. GAAP. Although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and Subscription Contribution and Subscription Contribution Margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.

Because of these limitations, Subscription Contribution and Subscription Contribution Margin should be considered along with other operating and financial performance measures presented in accordance with U.S. GAAP.

The following table presents a reconciliation of Subscription Contribution to subscription gross profit, the most directly comparable financial measure prepared in accordance with U.S. GAAP, for each of the periods indicated:

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
Subscription revenue	$73,776	$123,977	$76,466	$162,433
Less:
Cost of subscription revenue	13,226	19,362	13,764	19,085

Subscription gross profit	$60,550	$104,615	$62,702	$143,348

Subscription gross margin	82.1%	84.4%	82.0%	88.3%

Add back:
Depreciation and amortization	$5,468	$7,833	$5,733	$4,224

Subscription contribution	$66,018	$112,448	$68,435	$147,572

Subscription contribution margin	89.5%	90.7%	89.5%	90.9%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed above in the section titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Unless the context otherwise requires, references to “fiscal 2019” and “fiscal 2020” in this section are intended to mean our fiscal years ended May 31, 2019 and 2020, respectively, and references to the nine months through “fiscal Q3 2020” and “fiscal Q3 2021” are to the nine months ended February 29, 2020 and February 28, 2021, respectively.

Overview

iFIT is an integrated health and fitness platform, designed to connect our proprietary software, experiential content and interactive hardware to deliver an unmatched connected fitness experience. We believe the combination of our proprietary software and experiential content connected with our interactive hardware creates a compelling value proposition for our rapidly growing member base and generates attractive recurring subscription revenue. Through our platform, we connect with our growing community of over 5 million Total Members and 1 million Interactive Fitness Subscribers in over 120 countries.

How We Generate Revenue

Our financial profile is characterized by strong growth, customer retention, recurring subscription revenue and highly efficient customer acquisition.

Interactive Fitness Hardware

We market our interactive hardware under the fitness industry-leading brands NordicTrack, ProForm and Freemotion. A majority of our large fitness equipment ranges in price from $400 to $12,000 across the primary categories of treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors and yoga equipment. We intentionally segment our brands across a wide range of channels, products and price points to attract consumers from a variety of fitness and income levels and have versions of each major modality in each brand. Our hardware is intelligent—specifically designed and engineered to respond to our proprietary software and experiential content.

We believe that the breadth of our product portfolio and multi-brand strategy provides us with the largest addressable market in our industry and creates a broad funnel to acquire interactive fitness members at scale:

iFIT Member Base

We offer an iFIT membership for $15/month for individuals or $39/month for families of up to five (or $396 when paid annually). The iFIT platform drives interactive experiences on all of our brands, with members gaining access to our full library of live and on-demand content through the membership plan. When a customer purchases select iFIT interactive equipment, they also purchase an annual subscription to iFIT. After the conclusion of the initial subscription period, customers may enter into a monthly or annual subscription arrangement. In addition, we have members that use iFIT on other fitness equipment or without having connected equipment, but utilize the content to achieve their health and fitness goals through our iFIT app on a mobile device or smart TV. We believe the combination of our proprietary software and experiential content connected with our interactive hardware creates a compelling value proposition for our rapidly growing member base and generates attractive recurring subscription revenue.

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Growth in Sales of Interactive Fitness Hardware

We are focused on attracting consumers with function, features, design and modalities that serve as the basis for the engagement of our iFIT members. We have experienced rapid growth of hardware and subscriptions in recent periods and our financial results will continue to be affected by the level of sales of our Interactive Fitness Products. We believe our growth has been driven by an attractive value proposition to our members, our spend on sales and marketing to create awareness of our products and accelerated lifestyle trends in the health and fitness industry toward connected fitness. In addition, unit sales of interactive fitness equipment exceeded our expectations due in part to the global pandemic and an accelerated adoption of connected at-home fitness, particularly in the months of April and May in our fourth quarter of fiscal 2020 and during fiscal 2021 to date. We believe our growth rates will continue to be driven by our ability to create brand and product awareness through additional marketing spend, as well as the continuing lifestyle trend toward connected at-home fitness. If we cannot attract new purchasers of our Interactive Fitness Products as quickly as we expect, our operating results may be adversely affected.

Attracting and Retaining Interactive Fitness Subscribers

A significant portion of our revenue comes from subscriptions to the iFIT platform. We have amassed over 1 million Interactive Fitness Subscribers as of the end of fiscal Q3 2021, and in fiscal 2020 generated subscription revenue from iFIT subscriptions and extended warranty contracts of $124.0 million, representing a 68.0% increase from fiscal 2019. We anticipate that over time, the percentage of our revenue represented by subscription income will increase as we enhance our offerings. In addition, our member experience must be compelling enough to attract and retain Interactive Fitness Subscribers on an ongoing basis. As a result, we expect to continue to invest significantly in our software, experiential content and the related infrastructure. We cannot be sure that we will be successful in attracting and retaining Interactive Fitness Subscribers or that retention levels will not materially decline due to any number of factors, including our ability to engage our members, implement new software features and launch new content.

Driving Repeat and Adjacent Purchases from Our Customers

We anticipate that an increasing portion of our revenue may come from repeat purchases from existing customers as they build out health and fitness portfolios. Our platform creates an incentive for existing customers to purchase items that can leverage the platform content, and our brands drive loyalty in our customers. As of the end of fiscal Q3 2021, 15% of our Interactive Fitness Subscribers that joined the iFIT platform had more than one unit of our interactive fitness equipment. As we further expand the offerings of our platform, we will continue to actively market to our Interactive Fitness Subscribers additional Interactive Fitness Products and adjacent categories of products.

Investing in Technology and Innovation

Technology development has been the hallmark of our success. During fiscal 2020, we invested $45.1 million in research and development and to enhance our iFIT platform, develop new products, content and features, and improve our platform infrastructure, a portion of which was capitalized. Our investment in new initiatives and technologies is critical to our ongoing success, and we intend to continue to invest meaningfully in the future to fuel our growth.

Impact of Global Pandemic

The global pandemic has significantly impacted the global economy. Governments have introduced measures in an effort to control the spread of the virus, including lockdowns, closures, quarantines and travel bans. Demand for at-home health and fitness solutions has increased as a result of gyms and fitness studio closures. While the adoption of at-home connected fitness has been accelerated by the pandemic, it is possible that increased demand levels could decline and churn rates could increase as economies eventually normalize due to vaccine distribution and consumers spending less time at home.

Seasonality

Historically, our revenue has been higher in the second and third fiscal quarters of our year, due in large part to seasonal holiday demand, New Year’s goals and cold weather. As such, we also expect our revenues to generally decline in the fourth fiscal quarter. In 2020, due to the atypical environment driven from the global pandemic, we did not experience our typical seasonality, although we expect seasonality to return in future years. Similarly, we have experienced higher churn in iFIT subscriptions during the third and fourth fiscal quarters, following the expiration of annual subscriptions purchased together with fitness equipment.

Key Business Metrics and Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key operational metrics and non-GAAP financial measures to evaluate our business, measure our performance, develop financial forecasts, and make strategic and budgeting decisions.

(dollars in thousands)	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 28, 2021
Interactive fitness subscribers (at period end)	262,181	530,490	1,072,514
Total members (at period end)	2,474,504	3,456,816	5,006,673
Total workouts on platform	12,132,471	34,098,117	80,105,105
Average monthly workouts(1)	5.5	7.7	12.7
Billings	$92,720	$183,727	$304,562
Net income (loss)	$56,567	$(98,543)	$(386,342)
Net income (loss) margin	8.1%	(11.6)%	(29.7)%
Adjusted EBITDA	$(4,412)	$(13,239)	$53,658
Adjusted EBITDA Margin	(0.6)%	(1.6)%	4.1%
Subscription gross profit	$60,550	$104,615	$143,348
Subscription gross margin	82.1%	84.4%	88.3%
Subscription contribution	$66,018	$112,448	$147,572
Subscription contribution margin	89.5%	90.7%	90.9%

(1)	Average monthly workouts attributable to Touchscreen products priced $1,999 and above, calculated on a trailing twelve month basis.

Interactive Fitness Subscribers. Our number of Interactive Fitness Subscribers indicates our market penetration and growth of our subscription business. Our number of Interactive Fitness Subscribers grew 102% from fiscal 2019 to 2020 and grew 174% from fiscal Q3 2020 to Q3 2021. Interactive Fitness Subscribers are defined as those who have full access to all paid content, which is available on the digital app, TV app and on equipment who are either in an active paid account or a trial and are the primary account holder. Our digital-only members and trial members each represent less than 5% of our Interactive Fitness Subscriber base for all periods presented.

Interactive Fitness Subscribers

(As of fiscal quarter end, in thousands)

Total Members. Our total member count is a key indicator of the size of our global community. Our Total Member count increased at a 46% CAGR from fiscal Q3 2019 to fiscal Q3 2021. We define Total Members as all individuals who have an active iFIT account, which includes Interactive Fitness Subscribers, their respective secondary members and members who consume free content.

Total Workouts on Platform. This metric allows us to measure our member engagement, which indicates overall satisfaction with our iFIT platform, and provides insight into which content is the most popular among our Total Members. The breadth of our iFIT platform enables us to collect usage data as it pertains to modalities, length of workouts, and other information that can inform our decision-making on future content and products. For fiscal 2019 and fiscal 2020, the total number of workouts participated in on our platform was 12.1 million and 34.1 million, respectively, representing 181% growth. In fiscal 2021 through fiscal Q3, our members participated in more than 80 million workouts, reflecting growth of 358% year over year. We define a workout as a single program participated in by any of our members across our entire platform.

Total Workouts on Platform

(Per fiscal quarter, in millions)

Average Monthly Workouts. We view this metric as a way to measure the engagement of our Interactive Fitness Subscribers. Over time, our members become more engaged with our platform, as seen through the average number of workouts per Touchscreen product member at the $1,999+ price point, which was 5.5, 7.7 and 12.7 for fiscal 2019, fiscal 2020 and the twelve months ended fiscal Q3 2021, respectively. For the same time periods, the average monthly workouts for all Touchscreen product members was 5.0, 6.8 and 10.0. We calculate this metric by summing the total number of workouts in the 12 months preceding each respective period end by all

Touchscreen product members (or Touchscreen product members at the $1,999+ price point), divided by the average number of subscribers owning the relevant equipment over same period, divided by 12 months. As we continue to add engaging live and recorded content to our library, we expect this number to continue to increase over time.

Average Monthly Churn. We measure churn on our subscribers who own our interactive fitness equipment with a high-definition touchscreen. Touchscreen product subscribers represent a subset of our total subscriber base, who we believe purchase equipment with the intent of consuming content, giving us a strong indication of member retention and the strength of our content offerings.

We now sell Touchscreen products across every major modality and with price points starting at $499. The number of Touchscreen product subscribers as of the end of fiscal Q3 2021 represented 71% of our Interactive Fitness Subscriber base, up from 26% in fiscal 2018. We plan to continue to invest in shifting our product mix toward Touchscreen products.

As of the end of fiscal Q3 2021, Touchscreen products priced $1,999 and above represented approximately 47% of our Touchscreen product subscribers. The chart below highlights monthly churn for subscribers who purchased Touchscreen product units priced $1,999 and above, based on monthly cohorts 13 months prior to each respective period.

Average Net Monthly Churn by Cohort, Touchscreen $1,999+

(Based on 13-month Retention)

Average Net Monthly Churn is calculated based on the 13-month retention rate of our subscribers who use our Touchscreen products priced $1,999 and above. For fiscal Q3 2021, we calculate this figure based on the number of subscribers that renewed their subscription from the monthly cohorts that joined the platform in the 13 months prior (November 2019, December 2019 and January 2020) and include the subscribers from prior cohorts that reactivated their subscriptions during the period. This reflects a 79% annual retention rate, and converts to a 1.9% monthly churn rate. This figure is 3.6% when calculated for Touchscreen product subscribers at all price points of $499 and higher, who joined the platform in the same months.

Given that our Touchscreen products are typically sold together with an annual iFIT subscription, we focus on our customers’ propensity to renew their subscriptions after their initial year on the platform.

Our iFIT platform enables us to access subscribers who do not have Touchscreen equipment. These additive subscribers have a lower likelihood of renewing their subscriptions than Touchscreen product subscribers. We expect our average monthly churn rates to improve over time as we continue to produce high-quality content, market to existing members on various modalities and continue adding more Touchscreen product subscribers as a percentage of our total Interactive Fitness Subscribers in the future.

Billings. We define billings as the total amounts billed for subscription and extended warranty contracts in the period. Billings consists of iFIT subscription contracts with existing customers (including renewals), iFIT subscription contracts with new customers and contracts for extended warranty. Customers can either purchase an iFIT subscription in connection with the purchase of certain iFIT Interactive Fitness Products or purchase a subscription independently of purchasing iFIT products. Customers may enter into monthly or annual iFIT subscriptions which are billed at the beginning of the contract period and can be renewed at any time during the contract period. Customers typically purchase extended warranty at the time of the iFIT Interactive Fitness Product purchase, or during the limited warranty period (that comes with the product), which are billed to the customer at that time and can range over terms of 1 to 5 years.

We monitor Billings as a key operating metric in evaluating the performance of our business as it drives deferred revenue which is an important indicator of the health of our subscription business and represents a significant percentage of future subscription revenue. It also provides management with a view on the cash flows associated with our subscription business, thereby enabling management to assess continued investment in the business. We believe it is a useful disclosure for our investors as unlike other companies that may be viewed as our peers, our subscription model is largely driven by longer term subscriptions rather than a month-to-month subscription and providing this information allows investors to evaluate the total dollar amount of subscription purchases made by our customers and assess the overall performance of our subscription business.

Unit Economics. When evaluating unit economics for our iFIT subscription offering, we focus on our Touchscreen product line. Our Touchscreen product subscriber lifetime value (“LTV”) is calculated as:

•

Our monthly iFIT subscription fee of approximately $            , blended to account for our subscription plan options, monthly and annual -- as well as our member plan options, individual and family; multiplied by

•	Subscription Contribution Margin; multiplied by

•	Touchscreen product subscribers added in the period; multiplied by

•	Months of subscriber lifetime, calculated as one divided by Average Monthly Churn

Our Touchscreen product subscriber LTV was $             million for the twelve months ended fiscal Q3 2021, or $             per Touchscreen product subscriber added during the period. For the category of Touchscreen products priced $1,999 and above, LTV was $             per subscriber added during the same period.

We evaluate customer acquisition cost on a net basis, offsetting marketing investments associated with customer acquisition with gross profit earned on the sale of our iFIT-enabled equipment, which demonstrates an instant payback of our marketing investment. For the twelve months ended fiscal Q3 2021, our net customer acquisition cost was negative $             per Touchscreen product subscriber added. The gross profit we generate from our Touchscreen products, which was $             million in the twelve months ended fiscal Q3 2021, offsets the marketing spend associated with subscriber acquisition. We believe our unit economics profile will continue to improve as we generate operating leverage and experienced heightened brand awareness.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is a non-GAAP financial measure that represents our performance adjusted for depreciation and amortization, net interest expense, provision for income taxes among other adjustments outlined in the reconciliation referenced below. We calculated Adjusted EBITDA Margin by dividing Adjusted EBITDA by revenue. We use Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with GAAP measures as part of our overall assessment of our performance to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation of Adjusted EBITDA to net income (loss).

Subscription Contribution and Subscription Contribution Margin. Subscription Contribution and Subscription Contribution Margin are non-GAAP financial measures. We define Subscription Contribution as subscription revenue less cost of subscription revenue, adjusted to exclude depreciation and amortization expense from cost of subscription revenue. Subscription Contribution Margin is calculated by dividing Subscription Contribution by subscription revenue. We use Subscription Contribution and Subscription Contribution Margin to measure our ability to scale and leverage the costs of our subscriptions. The continued growth of our subscription base will allow us to improve our Subscription Contribution Margin. While there are variable costs associated with our subscriptions, a significant portion of our content creation costs are fixed given that we operate with a limited number of production studios and personnel. The fixed nature of those expenses should scale over time as we grow our subscription base. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of Subscription Contribution and Subscription Contribution Margin and a reconciliation of Subscription Contribution to subscription gross profit.

Percentage of Multi-Equipment Users by Cohort. We view the Percentage of Multi-Equipment Users as a strong indicator of the breadth of our platform and a validation of our vision to serve our members holistically. We calculate this metric at a given date by dividing the number of Interactive Fitness Subscribers with two or more iFIT-enabled units (excluding our digital app) attached to a single user account as of such date, by the total number of Interactive Fitness Subscribers who joined the platform with at least one iFIT-enabled unit during a specified period (which we refer to as a “cohort”).

As of the end of fiscal Q3 2021, 15% of our Interactive Fitness Subscribers that joined the iFIT platform had more than one unit of our interactive fitness equipment. For cohorts of fiscal years 2018, 2019, 2020 this figure is 20%, 18%, and 13% respectively. Our data supports that the longer members are on our platform, the more likely they are to purchase multiple iFIT-enabled units. We define “units” as items that have iFIT functionality, such as bikes, treadmills, ellipticals, climbers and rowers. This metric is an indicator of our ability to drive retention in our member base and increase the touchpoints we have with consumers. We believe we have a competitive advantage as compared to others in our market due to the breadth of high-quality, iFIT-enabled equipment we offer.

Gross Merchandise Value. We define Gross Merchandise Value as the total dollar value of the merchandise sold to end consumers in a given period in all distribution channels. Gross Merchandise Value is calculated by multiplying the number of units sold of a specific stock-keeping unit (“SKU”) in the period by the estimated retail selling price of that SKU in all distribution channels, prior to the deduction of any discounts, fees or expenses. We monitor Gross Merchandise Value as a key operating metric because it provides insights into the overall growth of our business and strength of our brands with end consumers, while normalizing for different billing conventions across our transactions with our customers through our direct and wholesale channels. We believe GMV is useful to investors as it gives investors a clearer indication of the volume of our business transacted in a period by calculating retail value, regardless of the distribution channel and allows us and investors to make like-for-like sales comparisons to certain competitors who utilize predominantly direct distribution channels.

Components of our Operating Results

We operate and manage our business in two operating and reportable segments: Interactive Fitness Products and Subscription. We identify our reportable segments based on the information used by management to monitor performance and make operating decisions. See Note 21 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our reportable segments.

Revenue

Interactive Fitness Products. We generate most of our revenue from the sale of our interactive fitness equipment, as well as ancillary products including weights, apparel, nutrition products and other accessories. Interactive fitness products revenue is recognized when control transfers to the customer, which can be either at the time of shipping or the time of delivery, depending upon the terms of our contract with the customer, and is recorded net of returns, discounts and customer sales incentives.

Subscription. Subscription revenue consists of revenue generated from month-to-month and annual iFIT subscriptions. When a customer purchases select iFIT Interactive Fitness Products, they also purchase an annual subscription to iFIT. After the initial one-year period, subscriptions are offered on a month-to-month or annual basis. We also occasionally offer discounts on the purchase of additional years of iFIT with the upfront purchase of an interactive fitness product. We also generate a portion of our subscription revenue from our extended warranties. Revenues associated with our subscription products are deferred at the time of sale and recognized ratably over the subscription period, net of customer sales incentives.

Cost of revenue

Interactive Fitness Products. Interactive fitness products cost of revenue consists of inventory and manufacturing costs, excess and obsolete inventory write-downs, tooling costs, duties and import costs, realized cash flow hedge gains and losses, depreciation and amortization, inbound freight, packaging, warranty replacement and servicing costs associated with the manufacturer’s warranty, and certain allocated costs related to management, facilities, and personnel-related expenses. Personnel-related expenses include salaries, bonuses and benefits.

Subscription. Subscription cost of revenue includes costs associated with the creation of iFIT content, including associated personnel related expenses, filming and production costs, other iFIT content specific costs, hosting fees, amortization of iFIT capitalized software development costs, and warranty replacement and servicing costs associated with extended warranty contracts. We expect our variable costs, such as hosting fees and music royalties, to increase and therefore, over time, to incur a higher cost of subscription revenue as a percentage of revenue.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses.

Sales and Marketing. Sales and marketing expenses represent the largest component of our operating expenses and consist primarily of advertising and marketing expenses and personnel-related expenses, as well as sales incentives, distribution and freight-out, payment processing fees, sponsorship costs, consulting and contractor expenses and travel expenses. We expect our sales and marketing expenses to increase in absolute dollars as we continue to actively promote our products and services. Sales and marketing expenses as a percentage of total revenue may fluctuate from period to period based on total revenue and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

Shipping and handling fees billed to customers are recorded gross and included in Interactive Fitness Products revenue with the associated costs reported in sales and marketing. Shipping and handling fees recorded in sales and marketing were $54.1 million, $66.5 million, $42.5 million and $89.9 million for fiscal 2019, fiscal 2020, the nine months ended fiscal Q3 2020 and the nine months ended fiscal Q3 2021, respectively.

Research and Development. Research and development expenses consist primarily of personnel-related expenses, facilities-related expenses, and consulting and contractor expenses. Substantially all of our research and development expenses are related to developing new products and services and improving our existing products and services. We capitalize certain qualified costs incurred in connection with the development of internal-use and iFIT software. We expect our research and development expenses to increase in absolute dollars and vary from period to period as a percentage of total revenue as we continue to make significant investments in developing new products and services and enhancing existing iFIT products and services.

General and Administrative. General and administrative expenses consist of personnel-related expenses, professional service costs, capitalized internal use software amortization expense, and other administrative expenses. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for our administrative, finance, legal, and human resources personnel.

Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance and reporting obligations of public companies and increased costs for insurance, investor relations expenses, professional services and stock-based compensation. As a result, we expect our general and administrative expenses to increase in absolute dollars and vary from period to period as a percentage of revenue.

Other Expense (Income)

Other expense (income), net consists of interest expense, including amortization of debt issuance cost and amortization of debt discount, changes in the fair value of the warrant liabilities and the embedded derivative liabilities, gains and losses on mandatorily redeemable preferred stock and warrants, gain on the sale of a subsidiary, equity-method investment income, gains and losses on investment securities and other miscellaneous income and expense items.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes related to federal, foreign and state jurisdictions in which we conduct business. The foreign jurisdictions have statutory tax rates different from those in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income, the utilization of foreign tax credits, and changes in tax laws. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is more likely than not that our U.S. deferred assets will not be utilized.

Results of Operations

The following tables set forth the components of our consolidated results of operations for each of the periods presented and as a percentage of our revenue for those periods. The period-to-period comparison of operating results is not necessarily indicative of results for future periods.

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Interactive fitness products	$626,189	$727,703	$497,991	$1,137,974
Subscription(1)	73,776	123,977	76,466	162,433

Total revenue	699,965	851,680	574,457	1,300,407

Cost of revenue:
Interactive fitness products(2)	444,908	503,353	354,276	721,264
Subscription(2)	13,226	19,362	13,764	19,085

Total cost of revenue	458,134	522,715	368,040	740,349

Gross profit	241,831	328,965	206,417	560,058
Operating expenses:
Sales and marketing	193,173	278,492	194,251	437,465
Research and development (3)	20,898	23,122	16,540	25,067
General and administrative(2)	48,892	77,105	46,096	98,926

Total operating expenses	262,963	378,719	256,887	561,458

Loss from operations	(21,132)	(49,754)	(50,470)	(1,400)
Other expense (income):
Gain on sale of subsidiary	(111,800)	—	—	—
Other expense, net(4)	13,368	46,320	14,765	384,699

Total other expense (income)	(98,432)	46,320	14,765	384,699

Income (loss) before provision for income taxes	77,300	(96,074)	(65,235)	(386,099)
Provision for income taxes	20,733	2,469	162	243

Net income (loss)	$56,567	$(98,543)	$(65,397)	$(386,342)

(1)

We use Billings as a key operating metric in evaluating the performance of our business because it enables an analysis of performance based on the timing of actual transactions with our customers and may be seen as an early indicator of trends in our operating results. See “Management’s Discussion and Analysis—Key Business Metrics and Non-GAAP Financial Measures” for how we calculate Billings.

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands)
Billings	$92,720	$183,727	$107,811	$304,562

(2)	Includes depreciation and amortization expense as follows:

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands)
Cost of revenue
Interactive fitness products	$7,337	$6,189	$4,691	$1,371
Subscription	5,468	7,833	5,733	4,224

Total cost of revenue	12,805	14,022	10,424	5,595
General and administrative	3,915	4,009	3,031	5,455

Total	$16,720	$18,031	$13,455	$11,050

(3)

In fiscal 2019 and 2020, we invested $35.8 million and $45.1 million, respectively, which represents 5.1% and 5.3% of our total revenues, respectively, in research and development and to enhance our iFIT platform, develop new products, content and features, and improve our platform infrastructure, a portion of which was capitalized. In the nine months ended fiscal Q3 2020 and fiscal Q3 2021, respectively, these amounts were $35.6 million and $62.8 million, which represents 6.2% and 4.8% of our total revenues, respectively.

(4)

Includes a loss in the nine months ended fiscal Q3 2021 of $173.4 million related to the issuance of the Series A preferred stock and the 2020 Warrants. The loss is due to the excess of the fair value of the instruments issued over the proceeds received. We also incurred losses of $152.5 million and $37.2 million related to the change in fair value of our warrant liabilities and embedded derivative liabilities, respectively, in the nine months ended fiscal Q3 2021.

The following table sets forth our consolidated statements of operations data as a percentage of total revenue:

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(as a percentage of total revenue)
Consolidated Statements of Operations Data:
Revenue:
Interactive fitness products	89.5%	85.4%	86.7%	87.5%
Subscription	10.5	14.6	13.3	12.5

Total revenue	100.0	100.0	100.0	100.0

Cost of revenue:
Interactive fitness products	63.6	59.1	61.7	55.5
Subscription	1.9	2.3	2.4	1.5

Total cost of revenue	65.5	61.4	64.1	56.9

Gross profit	34.5	38.6	35.9	43.1
Operating expenses:
Sales and marketing	27.6	32.7	33.8	33.6
Research and development	3.0	2.7	2.9	1.9
General and administrative	7.0	9.1	8.0	7.6

Total operating expenses	37.6	44.5	44.7	43.2

Loss from operations	(3.0)	(5.8)	(8.8)	(0.1)
Other expense (income):
Gain on sale of subsidiary	(16.0)	—	—	—
Other expense, net	1.9	5.4	2.6	29.6

Total other expense (income)	(14.1)	5.4	2.6	29.6

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(as a percentage of total revenue)
Income (loss) before provision for income taxes	11.0	(11.3)	(11.4)	(29.7)
Provision for income taxes	3.0	0.3	—	—

Net income (loss)	8.1%	(11.6)%	(11.4)%	(29.7)%

Comparison of Nine Months Through Fiscal Q3 2020 and Fiscal Q3 2021

Revenue

	Nine Months Ended		Change
(dollars in thousands)	February 29, 2020	February 28, 2021	$	%
Revenue:
Interactive fitness products	$497,991	$1,137,974	$639,983	128.5%
Subscription	76,466	162,433	85,967	112.4

Total revenue	$574,457	$1,300,407	$725,950	126.4%

The $640.0 million increase in the nine months ended fiscal Q3 2021 Interactive Fitness Products revenue was primarily attributable to an increase in the number of Touchscreen product units sold. Additionally, the Company’s investments in advertising and brand awareness in the nine months ended fiscal Q3 2021, as well as a general shift in consumer behavior to health and fitness and increased demand driven by stay-at-home orders issued by governments in response to the global pandemic, contributed to the increase in the number of interactive fitness units sold. During fiscal Q4 2021, we have continued to experience strong demand for our interactive fitness units, although our growth rate reflects our typical seasonality patterns. Our prospective growth rates may also be impacted by the re-openings of fitness center facilities, vaccine distribution and consumers spending less time at home.

The $86.0 million increase in the nine months ended fiscal Q3 2021 subscription revenue was primarily attributable to an increase in demand for our Interactive Fitness Products with an iFIT bundled offering upon purchase of the product. In addition, $0.4 million of the $86.0 million increase was attributable to revenue related to extended warranties within subscription revenue, which increased from $15.2 million in the nine months ended fiscal Q3 2020 to $15.6 million in the nine months ended fiscal Q3 2021.

Cost of revenue

	Nine Months Ended		Change
(dollars in thousands)	February 29, 2020	February 28, 2021	$	%
Cost of revenue:
Interactive fitness products	$354,276	$721,264	$366,988	103.6%
Subscription	13,764	19,085	5,321	38.7

Total cost of revenue	$368,040	$740,349	$372,309	101.2%
Gross profit:
Interactive fitness products	$143,715	$416,710	$272,995	190.0%
Subscription	62,702	143,348	80,646	128.6

Total gross profit	$206,417	$560,058	$353,641	171.3%

Gross margin:
Interactive fitness products	28.9%	36.6%
Subscription	82.0	88.3

Total gross margin	35.9%	43.1%

The $367.0 million increase in Interactive Fitness Products cost of revenue was primarily attributable to the increase in the number of Touchscreen product units sold. The increase in Interactive Fitness Products gross margin from 28.9% in the nine months ended fiscal Q3 2020 to 36.6% in the nine months ended fiscal Q3 2021 was primarily attributable to direct-to-consumer sales increasing (as a percentage of total Interactive Fitness Products sales), which is our higher margin channel.

The $5.3 million increase in subscription cost of revenue during the nine months ended fiscal Q3 2021 was primarily attributable to the increase in the number of Interactive Fitness Subscribers and increases in amortization of capitalized iFIT software and content costs. The increase in subscription gross margin from 82.0% for in the nine months ended fiscal Q3 2020 to 88.3% for the nine months ended fiscal Q3 2021 was primarily attributable to greater growth in our subscribers than in our fixed cost base. Subscription cost of revenue is expected to continue to increase as we continue to invest in video and live fitness content for our Interactive Fitness Subscribers and updates to and development of our iFIT platform.

Operating Expenses

Sales and Marketing

	Nine Months Ended		Change
(dollars in thousands)	February 29, 2020	February 28, 2021	$	%
Sales and marketing	$194,251	$437,465	$243,214	125.2%
As a percentage of total revenue	33.8%	33.6%

The $243.2 million increase in sales and marketing expense during the nine months ended fiscal Q3 2021 was primarily due to a $166.0 million increase in expenses associated with advertising costs and other marketing programs and an increase of $47.4 million in shipping and handling fees. As a percentage of revenues, sales and marketing decreased 0.2%, which was mainly due to increased revenues outpacing the increased advertising and marketing spend in the nine months ended fiscal Q3 2021.

Research and Development

	Nine Months Ended		Change
(dollars in thousands)	February 29, 2020	February 28, 2021	$	%
Research and development	$16,540	$25,067	$8,527	51.6%
As a percentage of total revenue	2.9%	1.9%

The $8.5 million increase in research and development expense during the nine months ended fiscal Q3 2021 was primarily attributable to a $6.8 million increase in personnel-related expenses related to an increase in headcount to support product and software development for the iFIT platform. As a percentage of revenue, research and development expense was 1.0% lower year over year. In addition to our research and development expense, in the nine months ended fiscal Q3, 2020 and the nine months ended fiscal Q3, 2021, we invested $19.0 million and $37.8 million, respectively, to enhance our iFIT platform, develop new products, content and features and improve our platform infrastructure, which was capitalized in each of those years.

General and Administrative

	Nine Months Ended		Change
(dollars in thousands)	February 29, 2020	February 28, 2021	$	%
General and administrative	$46,096	$98,926	$52,830	114.6%
As a percentage of total revenue	8.0%	7.6%

The $52.8 million increase in general and administrative expense during the nine months ended fiscal Q3 2021 was primarily due to a $42.8 million increase in stock-based compensation and a $14.1 million increase in personnel costs. As a percentage of revenue, general and administrative expense decreased slightly.

Other Expense (Income)

	Nine Months Ended		Change
(dollars in thousands)	February 29, 2020	February 28, 2021	$	%
Interest expense	$9,907	$20,389	$10,482	105.8%
Change in fair value of warrant liabilities	385	152,523	152,138	39,516.4
Change in fair value of embedded derivative liabilities	4,600	37,200	32,600	708.7
Loss on issuance of mandatorily redeemable preferred stock and warrants	—	173,400	173,400	—
Other expense, net	(127)	1,187	1,314	1,034.6

Total other expense, net	$14,765	$384,699	$369,934	2,505.5%

The $369.9 million increase in total other expense, net in the nine months ended fiscal Q3, 2021 was primarily due to the $152.1 million and $32.6 million increase in losses due to the change in fair value of the warrant and embedded derivative liabilities, respectively, the $173.4 million loss on the issuance of the Series A preferred stock and 2020 Warrants and the $10.5 million increase in interest expense due to the interest incurred on the 2019 Note and the Series A preferred stock during the nine months ended fiscal Q3 2021.

An initial public offering constitutes a mandatory prepayment event under the terms of the Series A preferred stock and the 2019 Note, at which time the Company will redeem the Series A preferred stock and the 2019 Note, including the underlying embedded derivative instruments. As such, after an initial public offering, we would not expect to recognize fair value changes in the embedded derivative liabilities. Additionally, the classification of the 2019 Warrant will be reassessed and it may no longer be required to be remeasured at fair value as the holder will no longer have the option of cash redemption by the Company. The 2020 Warrants redemption features will survive the initial public offering and continue to be classified as liabilities and remeasured at fair value.

Provision for Income Taxes

	Nine Months Ended		Change
(dollars in thousands)	February 29, 2020	February 28, 2021	$	%
Provision for income taxes	$162	$243	$81	50.0%
As a percentage of total revenue	0.0%	0.0%

Our effective tax rate was (0.3)% and (0.1)% for the nine months ended fiscal Q3 2020 and fiscal Q3 2021, respectively.

Comparison of Fiscal 2019 and 2020

Revenue

	Years Ended		Change
(dollars in thousands)	May 31, 2019	May 31, 2020	$	%
Revenue:
Interactive fitness products	$626,189	$727,703	$101,514	16.2%
Subscription	73,776	123,977	50,201	68.0

Total revenue	$699,965	$851,680	$151,715	21.7%

The $101.5 million increase in fiscal 2020 Interactive Fitness Products revenue was primarily attributable to an increase in the number of Touchscreen product units sold. The Company’s investments in advertising and brand awareness in fiscal 2020, as well as a general shift in consumer behavior to health and fitness, contributed to the increase in the number of interactive fitness units sold.

The $50.2 million increase in fiscal 2020 subscription revenue was primarily attributable to the growth in our Interactive Fitness Subscribers, which increased from 262,181 as of May 31, 2019 to 530,490 as of May 31, 2020. Interactive Fitness Subscribers grew as consumers shifted to at-home workouts due to changes in consumer fitness trends. Included in the $50.2 million increase was a decrease of $1.3 million attributable to revenue related to extended warranties within subscription revenue, which decreased from $21.5 million in fiscal 2019 to $20.2 million in fiscal 2020.

Cost of revenue

	Years Ended		Change
(dollars in thousands)	May 31, 2019	May 31, 2020	$	%
Cost of revenue
Interactive fitness products	$444,908	$503,353	$58,445	13.1%
Subscription	13,226	19,362	6,136	46.4

Total cost of revenue	$458,134	$522,715	$64,581	14.1%

Gross profit
Interactive fitness products	$181,281	$224,350	$43,069	23.8%
Subscription	60,550	104,615	44,065	72.8

Total gross profit	$241,831	$328,965	$87,134	36.0%

Gross margin
Interactive fitness products	28.9%	30.8%
Subscription	82.1	84.4

Total gross margin	34.5%	38.6%

The $58.4 million increase in Interactive Fitness Products cost of revenue was primarily attributable to the increase in the number of Touchscreen product units sold. The increase in Interactive Fitness Products gross margin from 28.9% in fiscal 2019 to 30.8% in fiscal 2020 was primarily attributable to direct-to-consumer sales increasing (as a percentage of total Interactive Fitness Products sales) which is our higher margin channel.

The $6.1 million increase in subscription cost of revenue during fiscal 2020 was primarily attributable to the increase in the number of Interactive Fitness Subscribers and increases in amortization of capitalized iFIT software and content costs. The increase in subscription gross margin from 82.1% for fiscal 2019 to 84.4% for fiscal 2020 was primarily attributable to greater growth in our subscribers than in our fixed cost base. Subscription cost of revenue is expected to continue to increase as we continue to invest in video and live fitness content for our Interactive Fitness Subscribers and updates to and development of our iFIT platform.

Operating Expenses

Sales and Marketing

	Years Ended		Change
(dollars in thousands)	May 31, 2019	May 31, 2020	$	%
Sales and marketing	$193,173	$278,492	$85,319	44.2%
As a percentage of total revenue	27.6%	32.7%

The $85.3 million increase in sales and marketing expense during fiscal 2020 was primarily due to a $62.1 million increase in expenses associated with advertising costs and other marketing programs, an increase of $12.4 million in shipping and handling fees, and a $9.3 million increase in bad debt expense mainly due to the bankruptcy of a major retail partner. As a percentage of revenues, sales and marketing increased 5.1% which was mainly due to the increased advertising and marketing spend in fiscal 2020.

Research and Development

	Years Ended		Change
(dollars in thousands)	May 31, 2019	May 31, 2020	$	%
Research and development	$20,898	$23,122	$2,224	10.6%
As a percentage of total revenue	3.0%	2.7%

The $2.2 million increase in research and development expense during fiscal 2020 was primarily due to a $1.4 million increase in personnel-related expenses. As a percentage of revenue, research and development expense was slightly lower year over year. In addition to our research and development expense, in fiscal 2019 and fiscal 2020, we invested $14.9 million and $22.0 million, respectively, to enhance our iFIT platform, develop new products, content and features and improve our platform infrastructure which was capitalized in each of those years.

General and Administrative

	Years Ended		Change
(dollars in thousands)	May 31, 2019	May 31, 2020	$	%
General and administrative	$48,892	$77,105	$28,213	57.7%
As a percentage of total revenue	7.0%	9.1%

The $28.2 million increase in general and administrative expense during fiscal 2020 was primarily due to a $18.5 million increase in stock-based compensation and to a lesser extent increases in personnel costs and product liability insurance costs. As a percentage of revenue, general and administrative expense increased 2.1% which was mainly due to the increase in stock-based compensation expense in fiscal 2020.

Other Expense (Income)

	Years Ended		Change
(dollars in thousands)	May 31, 2019	May 31, 2020	$	%
Interest expense	$15,368	$15,496	$128	0.8%
Change in fair value of warrant liabilities	—	9,396	9,396	—
Change in fair value of embedded derivative liabilities	—	20,200	20,200	—
Gain on the sale of a subsidiary	(111,800)	—	111,800	(100.0)
Other expense (income), net	(2,000)	1,228	3,228	(161.4)

Total other expense (income), net	$(98,432)	$46,320	$144,752	(147.1)%

The $144.8 million increase in total other expense (income), net in fiscal 2020 was primarily due to the $9.4 million and $20.2 million in losses on the changes in fair value of the warrant and embedded derivative liabilities, respectively, recognized in fiscal 2020 and the $111.8 million gain on the sale of subsidiary, which was completed during fiscal 2019.

After the initial public offering, we do not expect to recognize fair value changes in the embedded derivative liabilities. An initial public offering constitutes a mandatory prepayment event under the terms of the 2019 Note, at which time the Company will redeem the 2019 Note, including the underlying derivative instrument. Additionally, the classification of the 2019 Warrant will be reassessed and it may no longer be required to be remeasured at fair value as the holder will no longer have the option of cash redemption by the Company.

Provision for Income Taxes

	Years Ended		Change
(dollars in thousands)	May 31, 2019	May 31, 2020	$	%
Provision for income taxes	$20,733	$2,469	$(18,264)	(88.1)%
As a percentage of total revenue	3.0%	0.3%

Our effective tax rate was 26.8% and (2.5)% for fiscal 2019 and 2020, respectively. The decrease was mainly due to the gain from the sale of our subsidiary that occurred during fiscal 2019.

Liquidity and Capital Resources

Our operations have been financed primarily through cash flow from operating activities, borrowings under our credit facilities and issuances of the 2019 Notes and the Series A preferred stock. As of February 28, 2021, we had cash and cash equivalents of $380.5 million.

We believe our existing cash and cash equivalents and cash flow from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations and financial condition would be adversely affected.

Debt and Preferred Equity

2016 Credit Agreement

On August 3, 2016, our wholly owned subsidiary ICON Health and Fitness, Inc. (“Icon”) entered into a credit agreement with JP Morgan Chase Bank, N.A. an administrative agent, and a syndicate of financial institutions and institutional lenders (the “2016 Credit Agreement”), which provided for a $175 million term loan and a $125 million revolving line of credit (the “2016 Revolver”). The term loan and the 2016 Revolver mature on August 3, 2021.

On June 26, 2018, Icon fully repaid the outstanding principal amount and accrued but unpaid interest of the term loan for $119.2 million and wrote-off unamortized debt issuance costs of $4.6 million related to the term loan.

As of May 31, 2019, the 2016 Revolver had outstanding borrowings of $102.5 million and an available borrowing capacity of $22.5 million.

2020 Credit Agreement

On April 27, 2020, Icon entered into a credit agreement with JP Morgan Chase Bank, N.A. an administrative agent, and a syndicate of the existing lenders of the 2016 Credit Agreement (the “2020 Credit Agreement”), which provided for a $175.0 million revolving line of credit (the “2020 Revolver”) and a letter of credit. The 2020 Revolver matures on April 24, 2024.

As a condition to closing, the 2020 Credit Agreement required the termination of any security interests and guarantees under the 2016 Credit Agreement and thus Icon repaid all outstanding borrowings under 2016 Revolver. Management determined the loan restructuring would not constitute a troubled debt restructuring. In addition, as the borrowing capacity for each of the continuing lenders increased under the 2020 Revolver compared to that under the 2016 Revolver, the loan restructuring for these lenders are deemed a debt modification. In connection with the execution of the 2020 Credit Agreement, certain lenders of the 2016 Revolver Loan exited the syndicate under the 2020 Credit Agreement. Icon wrote off $1.3 million of unamortized deferred costs attributable to the exit lenders’ 2016 Revolver. Icon capitalized $2.1 million new fees paid to the continuing lenders and third-party as deferred financing fees which will be amortized along with the unamortized deferred costs attributable to these continuing lenders over the term of the 2020 Credit Agreement to interest expense on a straight-line basis.

The 2020 Credit Agreement permits the interest rate to be selected at our option at Adjusted LIBOR, Alternative Base Rate, Canadian Prime Rate, or Canadian Dollar Offered Rate (“CDOR”), plus their respective applicable margin. Adjusted LIBOR is the rate for deposits in U.S. Dollars with a maturity of one month. The Alternate Base Rate is the highest of (i) the administrative agent’s “Prime Rate”, (ii) the Federal Funds Effective Rate calculated by Federal Reserve Bank of New York plus 0.5%, and (iii) Adjusted LIBOR plus 1.0%. Canadian Prime Rate is the higher of (i) the PRIMCAN Index rate and (ii) the average rate for 30 day Canadian Dollar-denominated bankers’ acceptances. CDOR Rate is the rate offered on Canadian deposits for the relevant interest period plus 0.1% per annum. Each of the interest rates is subject to a floor. Additionally, the margin is determined based on total leverage ratio. Total leverage ratio is defined as our total indebtedness over consolidated EBITDA as defined under the 2020 Credit Agreement. As of May 31, 2020 and February 28, 2021, the interest rate was 5.5% for borrowings on the 2020 Credit Agreement.

Under the 2020 Credit Agreement, the lenders have a perfected first priority lien on substantially all our tangible and intangible assets. The 2020 Credit Agreement contained financial covenants, including a minimum fixed charge coverage ratio when a triggering event occurs and limitations on additional indebtedness and dividends. As of May 31, 2020, Icon was in compliance with all of the debt covenants. We expect to remain in compliance with all debt covenants in the 12 months following the issuance date of our consolidated financial statements included in this prospectus.

As of May 31, 2020 and February 28, 2021, the 2020 Revolver had no outstanding borrowings and an available borrowing capacity of $80.9 million and $168.6 million, respectively.

2021 Credit Agreement

On May 12, 2021, Icon entered into a credit agreement with Bank of America, N.A. the administrative agent (the “2021 Credit Agreement”), which provides for a $325.0 million revolving line of credit (the “2021 Revolver”) and a letter of credit facility in the amount of $25.0 million. The 2021 Revolver matures on May 12, 2026.

As a condition to closing, the 2021 Credit Agreement required the termination of any security interests and guarantees under the Credit Agreement, dated as of April 27, 2020, by and among inter alios, Icon and JPMorgan Chase Bank, N.A.

The 2021 Credit Agreement permits the interest rate to be selected at our option at Adjusted LIBOR, Alternative Base Rate, Canadian Prime Rate, or Canadian Dollar Offered Rate (“CDOR”), plus their respective applicable margin. The margin is based on excess availability. Excess availability is defined as the line cap (the lesser of the Borrowing Base and the aggregate commitments) minus total revolving credit exposure. As of                     , the interest rate was     % for LIBO rate revolving loans under the 2021 Credit Agreement.

Under the 2021 Credit Agreement, the lenders have a perfected first priority lien on substantially all our tangible and intangible assets. The 2021 Credit Agreement contained financial covenants, including a minimum fixed charge coverage ratio when a triggering event occurs and limitations on additional indebtedness and dividends.

2019 Note and 2019 Warrant

Pursuant to a securities purchase agreement, on November 29, 2019, we issued a note for an aggregate principal amount of $200.0 million and a warrant to purchase up to 683,964 shares of our common stock (the “2019 Warrant”) to Icon Preferred Holdings, L.P. The 2019 Note matures on November 29, 2029.

Interest on the 2019 Note accrues at a rate of (i) 7.0% per annum prior to and on November 29, 2026, and (ii) thereafter, 10.0% per annum, payable quarterly in cash in arrears on March 31, June 30, September 30 and December 31 of each year commencing on December 31, 2019. At our election, any interest accrued can be paid in kind. If paid-in-kind (“PIK”) interest is elected, such accrued interest should be added to the unpaid principal amount of the 2019 Note outstanding at such time. The discretionary PIK interest should be recorded at the then fair value of the incremental 2019 Note issued when a PIK interest election is made at the applicable contractual interest payment dates. We elected the PIK interest on each of the interest payment dates since issuing the 2019 Notes and recorded the PIK interest at the fair value of the incremental 2019 Note issued on these dates. As described below, an effective interest rate of the 2019 Note was established at the issuance date and thus any resulting difference between the fair value and such assumed cash flows of the PIK interest is recognized through a corresponding adjustment to the amount of interest cost recognized.

We have the option to prepay, at a premium, all or a portion of the outstanding principal amount of the 2019 Note. Any prepayment must include the portion of the original principal amount being prepaid, plus all PIK interest previously added in respect of such portion of the original principal amount. Additionally, if such principal amount of the 2019 Note to be prepaid plus all cash interest paid in respect of the portion to be prepaid is less than 150% of the original principal amount to be prepaid (such difference, the “Make-whole”), then such prepayment shall also include an amount equal to the Make-whole.

Upon the occurrence of (a) our liquidation or the liquidation of our material subsidiaries, (b) an event of default, (c) a change in control, and (d) our initial public offering, we must redeem the 2019 Note at an amount equal to the principal amount to be prepaid plus the Make-whole if applicable. Such redemption features are determined to be accounted for as embedded derivatives pursuant to ASC 815, Derivatives and Hedging. The embedded derivatives were recognized at a fair value of $11.4 million at inception and are subsequently remeasured at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss). The recognition of the embedded derivatives at inception created a discount on the 2019 Note. The fair value of the embedded derivative is $31.6 million and $66.1 million as of May 31, 2020 and February 28, 2021, respectively. The $20.2 million change in fair value during fiscal 2020 and the $4.6 million and $34.5 million changes in fair value during the nine months ended fiscal Q3 2020 and fiscal Q3 2021, respectively, were recorded in change in fair value of embedded derivative liabilities in the consolidated statements of operations and comprehensive income (loss).

The initial recognition of the 2019 Warrant also created a discount on the 2019 Note. The debt discount of $57.9 million (i.e., the sum of $1.5 million transaction costs reimbursed to the lender, the $11.4 million fair value of the embedded derivatives at inception, and the $45.0 million fair value of the 2019 Warrant at inception) and issuance costs of $7.3 million allocated to the 2019 Note are amortized to interest expense using the effective interest method over the term of the 2019 Note. Additionally, the redemption feature of the 2019 Warrant will not survive the initial public offering of the Company. The effective interest rate of the 2019 Note was established at the issuance date incorporating assumed cash flows from the PIK interest.

As of May 31, 2020 and February 28, 2021, the effective interest rate on the 2019 Note was 11.9%.

The Company issued the 2019 Warrant to purchase up to 683,964 shares of the Company’s common stock at an exercise price of $0.001 per share. In the event the 2019 Warrant is exercised on or prior to November 29, 2024, the warrant holder shall be entitled to receive 520,532 shares of the Company’s common stock. Otherwise, the underlying shares of the warrant shall increase on November 30, 2024 and each six month thereafter at an amount equal to (i) 40,858 multiplied by (ii) the outstanding principal amount of the 2019 Note divided by $200.0 million, until the underlying shares of the warrant equal to 683,964. If the Company makes or declares a dividend or any other distribution to its common stockholders, the holder shall receive such dividend or distribution that it would have been entitled to had the warrant been exercised in full into shares on the date of such event. Management determined that the warrant, which expires on November 29, 2034, is a freestanding financial instrument.

The 2019 Warrant grants the holder the right to require the Company to purchase the warrant and the shares issued pursuant to the exercise of the warrant for cash at fair market value from November 29, 2026 to January 28, 2027. Upon a liquidity event, including an initial public offering, the repurchase right will expire. The warrant represents an obligation that is indexed to an obligation to repurchase the shares of the Company’s common stock, and the Company is required to transfer cash. As such, the 2019 Warrant is classified as a liability. The warrant was recorded at fair value at inception and is subsequently remeasured at fair value, with changes in fair value recorded in earnings. The initial fair value of the warrant is estimated to be $45.0 million, which created a discount on the 2019 Note. The discount is amortized using the effective interest method as discussed above. The fair value of the warrants were $54.3 million and $184.9 million as of May 31, 2020 and February 28, 2021, respectively. The $9.4 million, $0.4 million and $130.5 million change in fair value of the warrant liability during fiscal 2020 and the nine months ended fiscal Q3 2020 and fiscal Q3 2021, respectively, was recorded in changes in fair value of warrant liabilities in the consolidated statements of operations and comprehensive income (loss).

Series A Preferred Stock and 2020 Warrants

On October 2, 2020, pursuant to its amended articles of incorporation, we authorized and issued 210 shares of preferred stock (which on March 17, 2021 were designated as Series A preferred stock) (the “Series A”) pursuant to a securities purchase agreement and warrants to purchase up to 499,980 shares of our common stock (the “2020 Warrants”) to LC9 Connected Holdings, LP, (“Catterton”), a new investor in the Company, and Pamplona Capital Management LLC (“Pamplona”) for gross proceeds of $210.0 million (the “2020 Transactions”). We paid Pamplona a $4.8 million advisory fee and reimbursed Catterton and Pamplona $1.3 million and $0.2 million, respectively, of related transaction expenses, which were included in the loss on issuance (see below). As such, we received $203.8 million net proceeds from the 2020 Transactions.

Prior to and in preference to any declaration or payment of any dividend on our common shares, on a pari passu basis, the holders of the Series A preferred stock are entitled to receive cumulative dividends per share at the rate per annum equal to (i) 7% from October 2, 2020 until November 29, 2026 and (ii) 10% thereafter.

Upon any liquidation, dissolution or winding up of the Company, each holder of the Series A preferred stock shall be entitled to be paid, before any distribution or payment is made upon any of our common stock, for each outstanding share of Series A preferred stock, an amount in cash equal to a mandatory payment price which is the greater of (i) $1.0 million plus all accrued but unpaid dividends and (ii) $1.5 million. As of February 28, 2021, the aggregate liquidation preference of the Series A preferred stock was $315.0 million.

The shares of the Series A preferred stock are not convertible into shares of our common stock and they do not have any voting rights.

On November 29, 2030, we are required to redeem the Series A preferred stock at the mandatory payment price, and thus, the Series A preferred stock is accounted for as a mandatorily redeemable financial instrument liability in the consolidated balance sheets. The Series A preferred stock was recorded at fair value at inception and subsequently measured at the present value of the redemption amount to be paid at the mandatory redemption date of November 29, 2030, accruing interest using the rate implicit at inception. The fair value of the Series A preferred stock at inception, including the value of the embedded redemption features, was determined to be $246.4 million.

Upon the occurrence of (a) any liquidation of the Company or its material subsidiaries, (b) an initial public offering of the Company, (c) a change in control, or (d) an event of default, we are required to redeem the Series A preferred stock at the mandatory payment price. However, in the event of the consummation of our initial public offering on or prior to September 30, 2021, we shall redeem the Series A preferred stock at a price equal to $1.25 million per share (the “Minimum IPO Return”) and the Minimum IPO Return shall increase gradually on October 1, 2021 and on each six months thereafter; provided further that in no event shall the Minimum IPO Return exceed $1.5 million per share. Upon our initial public offering, the Minimum IPO Return is to be paid as follows per share: (i) an amount equal to (A) at our option, $0.6 million to $1.0 million paid in cash (provided that, from and after January 1, 2022, we no longer have such option, and such amount shall be equal to $0.6 million) plus (B) at Catterton’s option, up to 50% of any increase in the Minimum IPO Return above $1.25 million shall be paid in cash; and (ii) the remainder of the Minimum IPO Return shall be paid in a number of our common shares at an amount equal to (x) the amount of such remainder of the Minimum IPO Return, divided by (y) 85% of the price per share of our common stock sold in the initial public offering. Such a redemption feature is accounted for as an embedded derivative pursuant to ASC 815, Derivatives and Hedging. The embedded derivative was separately recognized as a liability at an estimated fair value of $44.9 million at inception and is subsequently remeasured to fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss). The recognition of the embedded derivative at inception created a discount on the Series A preferred stock. The fair value of the embedded derivative is $47.6 million as of February 28, 2021.

On or after October 2, 2023, we have the option to prepay all or any portion of the outstanding shares of Series A preferred stock at a price per share equal to the greater of (i) $1.0 million plus all accrued but unpaid dividends, and (ii) $1.5 million; provided, that we shall not consummate an initial public offering within nine months of any such optional payment.

The 2020 Warrants were issued with an exercise price of $0.001 per share with an expiration date of November 29, 2034. If the Company makes or declares a dividend or any other distribution to its common shareholders, holders of the 2020 Warrants shall receive such dividend or distribution that they would have been entitled to had the 2020 Warrants been exercised in full into shares on the date of such event.

The holders have the right to require the Company to purchase the 2020 Warrants (or the shares issued pursuant to the exercise of the 2020 Warrants) at their fair value for cash during the period from November 29, 2026 to January 28, 2027.

The 2020 Warrants can be exercised at the holders’ discretion, at any time prior to the expiration date subject to the following vesting conditions. For the 2020 Warrant held by Catterton, if the warrant is exercised on or prior to November 29, 2024, the number of the underlying shares shall be equal to 304,278; otherwise, the underlying shares of the warrant shall increase on November 30, 2024 and each six-months thereafter at an amount equal to (i) 40,592 plus (ii) 0.49% of any common stock of the Company issued after October 2, 2020, until the underlying shares of the warrant is equal to 5.88% of the sum of (i) 7,762,194 plus (ii) certain common stock of the Company issued after October 2, 2020. For the 2020 Warrant held by Pamplona, if the warrant is exercised prior to November 29, 2024, the number of the underlying shares shall be equal to 21,734; otherwise, the underlying shares of the warrant shall increase on November 30, 2024 and each six-months thereafter at an amount equal to (i) 2,900 plus (ii) 0.035% of any common stock of the Company issued after October 2, 2020, until the underlying shares of the warrant is equal to 0.42% of the sum of (i) 7,762,143 plus (ii) certain common stock of the Company issued after October 2, 2020.

The Series A preferred stock was recorded at its fair value of $246.4 million net of the bifurcated embedded derivative of $44.9 million and allocated issuance costs of $3.9 million, for a net carrying amount at issuance of $197.6 million. The 2020 Warrants were recorded at their fair value of $130.8 million. The aggregate fair value of the Series A preferred stock and 2020 Warrants was $377.2 million as of the issuance date, which is greater than the $203.8 million net cash proceeds. The Company evaluated whether there were any identifiable rights or privileges that require separate accounting as an asset and determined there were none. As a result, the Company recognized a loss for the excess of the aggregate fair value of the Series A preferred stock and the 2020 Warrants over the net cash, amounting to $173.4 million. One of the driving factors for the Company to enter into the 2020 Transactions was due to the extensive experience the investor has in the consumer health segment and depth of IPO experience and relationships. The Company believed that a relationship with Catterton would greatly enhance the Company’s prospects for an effective exit, potentially via an initial public offering.

Series B Preferred Stock

On March 17, 2021, pursuant to a securities purchase agreement, we issued 25 shares of Series B preferred stock for an aggregate purchase price of $25.0 million (the “2021 Transaction”).

Dividends shall accrue on the shares of Series B preferred stock at the rate per annum equal to 7.0% on the sum of (i) the liquidation value of each outstanding share of Series B preferred stock, plus (ii) all previously compounded accrued dividends, accruing from the date of issuance. Series B accrued dividends shall accrue daily, whether or not declared, and shall be cumulative, compounding each quarter.

Upon the occurrence of (a) any liquidation of the Company or its material subsidiaries, (b) an event of default, (c) a change in control, we are required to redeem the outstanding shares of Series B preferred stock at a price per share equal to the sum of (A) $1.0 million of each outstanding share of Series B preferred stock, plus (B) all accrued but unpaid accruing dividends. Upon the occurrence of our initial public offering that is consummated prior to January 1, 2022, we are required to pay in full the $25.0 million liquidation value (without the accrual of any dividends). This payment is required to be made with a number of shares of Class A common stock equal to $25.0 million divided by 80% of the public offering price of the Class A common stock. Upon the occurrence of our initial public offering that is consummated on or after January 1, 2022, we shall pay in full of the outstanding shares of Series B preferred stock at a price per share equal to the sum of (A) $1.0 million plus (B) all accrued but unpaid accruing dividends.

Cash Flows

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
	(in thousands)
Cash and cash equivalents, beginning of period	$18,948	$23,771	$23,771	$100,321
Net cash provided by (used in)
Operating activities	16,032	27,887	(49,532)	186,872
Investing activities	113,178	(26,419)	(16,440)	(38,506)
Financing activities	(124,087)	75,124	116,771	131,164
Effect of exchange rates on cash	(300)	(42)	95	614

Net change in cash and cash equivalents	$4,823	$76,550	$50,894	$280,144

Cash Flows from Operating Activities

Net cash provided by operating activities of $186.9 million for the nine months ended fiscal Q3 2021 was primarily due to the net loss of $386.3 million, which was offset by non-cash adjustments of $456.8 million and an increase in net change in operating assets and liabilities of $116.4 million. Non-cash adjustments primarily consisted of warrant and embedded derivative liabilities revaluations of $152.5 million and $37.2 million, respectively, as well as loss on issuance of the Series A preferred stock and 2020 Warrants of $173.4 million, stock-based compensation expense of $44.0 million, content amortization expense of $6.1 million, bad debt expense of $10.1 million and depreciation and amortization expense of $11.1 million. Operating assets and liabilities increased to support overall business growth and increased demand for the nine months ended fiscal Q3 2021. The increase in net change in operating assets and liabilities was primarily due to a $385.0 million increase in accounts payable and accrued expenses and a $142.1 million increase in deferred revenue offset by a $220.4 million increase in inventories, a $136.4 million increase in accounts receivable, and a $54.3 million increase in prepaid expenses and other assets.

Net cash used in operating activities of $49.5 million for the nine months ended fiscal Q3, 2020 was primarily due to net loss of $65.4 million and a decrease in net change in operating assets and liabilities of $14.8 million, partially offset by non-cash adjustments of $30.6 million. Non-cash adjustments included $13.5 million in depreciation and amortization expense, $3.6 million of amortization of capitalized content costs, a $4.6 million change in the fair value of the embedded derivative liability, and $4.1 million due to the provision for doubtful accounts. The increase in net change in operating assets and liabilities was primarily due to a $23.7 million increase in accounts payable and accrued expenses and a $31.3 million increase in deferred revenue, partially offset by a $11.0 million increase in accounts receivable and a $47.3 million increase in inventories.

Net cash provided by operating activities of $27.9 million for fiscal 2020 was primarily due to the net loss of $98.5 million, which was offset by non-cash adjustments of $92.8 million and an increase in net change in operating assets and liabilities of $33.7 million. Non-cash adjustments primarily consisted of warrant and embedded derivative liabilities revaluations of $9.4 million and $20.2 million, respectively, as well as stock-based compensation expense of $18.1 million, content amortization expense of $5.1 million, provision for doubtful accounts of $10.6 million and depreciation and amortization expense of $18.0 million. The increase in net change in operating assets and liabilities was primarily due to a $20.9 million decrease in inventories, a $59.8 million increase in deferred revenue partially offset by a $24.8 million decrease in accounts payable and accrued expenses, a $11.2 million increase in accounts receivable and a $10.4 million increase in prepaid expenses.

Net cash provided by operating activities of $16.0 million for fiscal 2019 was primarily due to net income of $56.6 million and an increase in net change in operating assets and liabilities of $24.7 million, partially offset by non-cash adjustments of $65.3 million, mostly due to the $111.8 million gain on sale of subsidiary. Non-cash adjustments also included a $1.3 million gain on the disposal of fixed assets, partially offset by $16.7 million in depreciation and amortization expense, $18.5 million change in deferred income taxes, $5.6 million due to the amortization and write-off of deferred financing fees and debt discount, and $1.3 million due to the provision for doubtful accounts. The increase in net change in operating assets and liabilities was primarily due to a $40.5 million increase in accounts payable and accrued expenses and a $18.9 million increase in deferred revenue, partially offset by a $15.9 million increase in accounts receivable and a $11.8 million increase in inventories.

Cash Flows from Investing Activities

Cash used in investing activities of $38.5 million for the nine months ended fiscal Q3 2021 was primarily due to $39.3 million used for purchases of property and equipment driven by significant investment in internally developed software, $3.0 million used for purchases of investment securities, and $1.1 million for intangible assets additions. The cash outflows were partially offset by investment security sales of $4.9 million.

Cash used in investing activities of $16.4 million for the nine months ended fiscal Q3 2020 was primarily due to $14.1 million used for purchases of property and equipment and $2.3 million used for purchases of investment securities.

Cash used in investing activities of $26.4 million for fiscal 2020 was primarily due to $19.9 million used for purchases of property and equipment, $6.3 million for purchases of investment securities, and $0.5 million for intangible assets additions.

Cash provided by investing activities of $113.2 million for fiscal 2019 was primarily due to $128.9 million in proceeds from the sale of the subsidiary partially offset by $16.2 million used for purchases of property and equipment.

Cash Flows from Financing Activities

Cash provided by financing activities of $131.2 million for the nine months ended fiscal Q3 2021 was primarily related to proceeds of $210.0 million from the issuance of the Series A preferred stock and 2020 Warrants. The proceeds were partially offset by $65.8 million for repurchases of common stock and $13.1 million in payments of financing fees, primarily on the Series A preferred stock and 2020 Warrants.

Cash provided by financing activities of $116.8 million for the nine months ended fiscal Q3 2020 was primarily related to proceeds of $114.5 million under our line of credit and $200.0 million from the issuance of the 2019 Note and 2019 Warrant. The proceeds were partially offset by $177.5 million in payments on the line of credit, as well as $10.9 million in payments of financing fees, primarily on the 2019 Note and 2019 Warrant, and $9.3 million in payments on the Series A preferred stock.

Cash provided by financing activities of $75.1 million for fiscal 2020 was primarily related to proceeds of $164.6 million under our line of credit and $200.0 million from the issuance of the 2019 Note and 2019 Warrant. The proceeds were partially offset by $267.1 million in payments on the line of credit, as well as $13.0 million in payments of deferred financing fees, primarily on the 2019 Note and 2019 Warrant, and $9.3 million in payments on the 2020 Mandatorily Redeemable Preferred Stock.

Cash used in financing activities of $124.1 million for fiscal 2019 was primarily related to $141.5 million payments on the line of credit and $118.8 million in payments on long term debt. The payments were partially offset by borrowings of $136.3 million under the line of credit.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s estimates, assumptions, and judgments.

Revenue Recognition

Our primary sources of revenue are from interactive fitness product sales, subscriptions, and extended warranties.

We determine revenue recognition through the following steps:

•	identify the contract, or contracts, with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to the performance obligations in the contract; and

•	recognize revenue when, or as, a performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods or services. Our revenue is reported net of sales returns, discounts, and customer sales incentives, which represent reductions of the transaction price. We estimate our liability for product returns based on historical return trends by product category, impact of seasonality, and an evaluation of current economic and market conditions, and record the expected customer refund liability as a reduction to revenue and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

Some of our contracts with customers contain multiple promises, such as arrangements where we sell Interactive Fitness Products and an iFIT subscription together to the end customer. For customer contracts that include multiple performance obligations, we account for individual performance obligations if they are distinct. The transaction price is then allocated to each performance obligation (i.e. between the Interactive Fitness Products and iFIT subscription) based on their relative standalone selling price. The standalone selling price of each performance obligation is estimated based on an approach that maximizes the use of observable inputs and faithfully depicts the selling price of the promised goods or services if the Company sold those goods or services separately to a similar customer in similar circumstances. We determine the standalone selling price based on prices charged to customers for goods or services on a standalone basis, or a cost-plus margin approach for performance obligations where standalone selling price is not directly observable.

Deferred revenue is recorded for nonrefundable cash payments received for a performance obligation to transfer goods or services in the future. Deferred revenue consists of subscription fees billed and collected that have not been earned, as subscription revenue is recognized over the subscription term.

We account for payments to retailers for customer programs, such as cooperative advertising programs, as a selling expense if we receive a distinct identifiable benefit in exchange. Otherwise, we record such costs as a reduction to revenue.

Product Warranty

We provide a standard product warranty that our fitness products will operate under normal, non-commercial use for a period of time from the date of original delivery. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenue. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies and business practices.

In addition, we also offer the option for customers to purchase extended warranties for an additional fee. These warranty contracts provide coverage on labor and parts beyond the limited warranty period. Unearned warranty premiums represent premiums received from customers related to extended warranty contracts for which revenue has not been earned and are included within deferred revenue. We record premium revenues related to extended warranty contracts ratably over the policy period in subscription revenue in the consolidated statements of operations and comprehensive income (loss).

Inventories

Inventories consist primarily of raw materials (principally parts and supplies) and finished goods. Inventories are valued at the lower of cost or net realizable value, and cost is determined using standard costs which approximate actual cost using the first-in, first-out (FIFO) inventory method. We periodically review our inventories and make a provision as necessary to appropriately value inventories that are excess, slow-moving, obsolete, or damaged. The amount of the provision is equal to the difference between the inventory cost and its net realizable value based upon assumptions about the product, future demand, damages, quality, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination.

Capitalized iFIT Content

Capitalized iFIT content costs include certain expenditures to develop video and live content offered to our customers. The company capitalizes production costs for live and recorded iFIT content in accordance with Accounting Standards Codification (ASC) 926-20, Entertainment-films—Other Assets—Film Costs. We recognize capitalized iFIT content, net of accumulated amortization, within other non-current assets in the consolidated balance sheets and recognize the related amortization expense as a component of cost of revenue for subscription in the consolidated statements of operations and comprehensive income (loss). Costs which qualify for capitalization include production costs, development costs, direct costs, labor costs, and production overhead. Capital expenditures for capitalized iFIT content are included within operating activities in the consolidated statements of cash flows.

Based on factors including historical and estimated viewing patterns, we amortize individual titles within the iFIT content library on a straight-line basis over a three-year useful life. We review factors impacting the amortization of the capitalized iFIT content on an ongoing basis. Estimates related to these factors require considerable management judgment.

Our business model is subscription based as opposed to generating revenues at a specific title level. Therefore, all content assets are monetized as part of a single asset group. The content is assessed at the group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that fair value may be less than unamortized cost. We assess unamortized costs for impairment regardless of whether the produced content is completed. To date, we have not recognized an impairment with regards to the fair value of our content portfolio. If circumstances in the future suggest that an impairment may exist, these aggregated content assets will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off.

Stock-Based Compensation

Stock-based awards granted to employees are measured at fair value upon the grant date and the related expense is recognized over the requisite service period. Forfeitures are recognized as incurred. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation expense recognized once the event is deemed probable to occur.

The Company provided loans to certain members of management that in some instances were secured by shares and options of our common stock that the respective members of management owned which have been treated as the in-substance grant of a stock option to purchase our common stock. For some of the loans, the Company accepted the pledge of a mix of owned shares and unvested options exercisable into common shares of the Company. The Company accounted for the pledge of an option as a cancellation of the old option in exchange for a cash incentive and issuance of a replacement award whose strike price is the cumulative amount of the actual option exercise price and the attributable loan amount. See Note 19 to our annual consolidated financial statements “Stock-Based Compensation” for more information.

We calculate the fair value of stock options using the Black-Scholes option-pricing model. The determination of the grant date fair value of stock option awards is affected by a number of assumptions that require significant judgement, including the fair value of the shares of common stock underlying the stock options, the expected term of the award, our expected common stock price volatility over the term of the option award, the risk-free interest rate, and the expected dividend yield of our common stock.

The estimated grant-date fair value of our equity-based awards was calculated using the Black-Scholes option-pricing model based on the following assumptions for awards granted during fiscal 2020 and the nine months ended fiscal Q3 2021. There were no awards granted in fiscal 2019.

	Year Ended	Nine Months Ended
	May 31, 2020	February 28, 2021
Weighted-average expected term	5 - 10 years	10 years
Weighted-average volatility	75.0% - 80.0%	80.0%
Weighted-average risk-free interest rate	0.4% - 2.0%	0.79%
Weighted-average dividend yield	—	—

Fair Value of Common Stock. The fair value of our common stock has historically been established by our board of directors, which is responsible for these estimates, and has been based in part upon valuations provided by an independent third-party valuation firm. Because there is no public market for our common stock, the board of directors considered this independent valuation and other factors which are detailed further in “Common Stock Valuations” below. The fair value of our common stock will be determined by the board of directors until such time as our common stock is listed on a stock exchange. See below for more information.

Expected Term. The expected term represents the period over which we anticipate our stock-based awards to be outstanding. We estimate the expected term based on prior award history and expectations regarding future exercises.

Volatility. Expected volatility is a measure of the amount by which our stock price is expected to fluctuate. We estimate the expected volatility by taking the average historical volatility of the common stock of a group of comparable publicly traded companies over a period equal to the expected life of the awards.

Risk-Free Interest Rate. The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected term of the awards.

Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Common Stock Valuations

The fair value of our common stock has historically been established by our board of directors, who are responsible for these estimates. In the absence of a public trading market, the board of directors, with input from management, exercises significant judgment and considers numerous objective and subjective factors to determine the fair value of our common stock including:

•	Relevant precedent transactions involving our capital stock;

•	Our actual operating and financial performance;

•	Current business conditions and projections;

•	Any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	The market performance of comparable publicly traded companies;

•	Likelihood of achieving a liquidity event, such as an initial public offering; and

•	U.S. and global capital market conditions.

In addition, the board of directors considers the independent valuations completed by a third-party valuation firm. The valuations of our common stock are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Income Taxes

We recognize income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The provision for income taxes, including the effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances deemed necessary to recognize deferred tax assets at an amount that is more likely than not to be realized. Our tax filings, including the positions taken therein, are subject to audit by various taxing authorities. While we believe we have provided adequately for its income tax liabilities in the consolidated financial statements, adverse determinations by the taxing authorities could have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Fair Value of Financial Instruments

The Company’s primary financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, long-term debt, net, investment securities, deferred compensation assets, warrant liabilities, embedded derivative liabilities, mandatorily redeemable preferred stock, and foreign currency derivative contracts. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short maturities. Financial assets and liabilities measured at fair value on a recurring basis consist primarily of investment securities, deferred compensation assets, warrant liabilities, embedded derivative liabilities, and foreign currency derivative contracts.

In determining fair value, we use various valuation approaches including market, income and cost approaches. FASB Topic 820, Fair Value Measurements, establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from independent sources. Unobservable inputs are those that reflect our expectation of the assumptions that market participants would use in pricing the asset or liability, developed based on the best information available under the circumstances. We estimated the fair value of the warrant liabilities using the discounted cash flow model and the guideline public company method and estimated the fair value of the embedded derivative liabilities using the with and without model. See Note 4 to our annual consolidated financial statements “Fair Value Measurements” for more information.

Emerging Growth Company Accounting Election

We are an “emerging growth company” (“EGC”) as defined in the JOBS Act. As an EGC, the JOBS Act allows us to adopt new or revised accounting pronouncements under private company transition timelines. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. For as long as we continue to be an emerging growth company, we intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Recent Accounting Pronouncements

See Note 2 to our annual consolidated financial statements “Significant Accounting Policies” for more information.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign currency risks as follows:

Interest Rate Risk

As of May 31, 2019 and 2020, and as of February 28, 2021 we had cash and cash equivalents of $23.8 million, $100.3 million and $380.5 million, respectively, which consisted primarily of cash and short-term investments purchased with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. However, historical fluctuations of interest income have not been significant.

A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in foreign currencies and any unfavorable movement in the exchange rate between the U.S. dollar and the currencies in which we conduct our sales and operations in foreign countries could have an adverse impact on our revenues and our operating results. Accordingly, our operating results and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. In addition, our suppliers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margins. However, we believe that the exposure to foreign currency fluctuation from operating expenses is relatively small at this time as the related costs do not constitute a significant portion of our total expenses. We recognized net losses of $2.8 million and $0.6 million from foreign currency translation in fiscal 2019 and fiscal 2020, respectively, and we recognized a net gain from foreign currency translation of $0.1 million and $6.0 million for the nine months ended fiscal Q3 2020 and fiscal Q3 2021, respectively. As we grow our operations, our exposure to foreign currency risk could become more significant. To manage the effects of a foreign currency risk, we entered into foreign currency exchange contracts to hedge our foreign currency risk. It is difficult to predict the effect hedging activities will have on our operating results.

We analyzed our foreign currency exposure to identify assets and liabilities denominated in other currencies and a hypothetical 10% change in exchange rates between those currencies and the U.S. dollar would not materially affect our operating results for fiscal 2019, fiscal 2020, and the nine months ended fiscal Q3 2020 and fiscal Q3 2021.

BUSINESS

Our Mission and Vision

Our mission is to improve people’s lives through the power of interactive health and fitness.

Our vision is to create the world’s most comprehensive health and fitness platform which integrates the primary elements of health and fitness into a seamless interactive solution for our members.

Who We Are

We are a health and fitness technology company, fueled by our passion to innovate, grow and provide meaningful solutions for our members. iFIT is an integrated health and fitness platform, designed to connect our proprietary software, experiential content and interactive hardware to deliver an unmatched connected fitness experience.

We are a growing community of over 5 million Total Members and 1 million Interactive Fitness Subscribers with a primary member base in the United States, and expanding with members in over 120 countries. We deliver our patented interactive experiences on a broad range of fitness modalities including treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment and accessories.

Driven by the adoption of our iFIT platform, we are the #1 provider of large fitness equipment in the United States. In fiscal 2020, we sold approximately 9 million Interactive Fitness Products with a Gross Merchandise Value of $             million. Our brands, including iFIT, NordicTrack, ProForm and Freemotion, are leaders in the fitness equipment industry.

Our iFIT operating system provides interactive experiences on all of our brands, allowing members to gain access to our full library of live and on-demand content for $15/month for individuals or $39/month for families of up to five (or $396 when paid annually). We believe the combination of our proprietary software and experiential content connected with our interactive hardware creates a compelling value proposition for our rapidly growing member base and generates attractive recurring subscription revenue.

Proprietary Software

Our innovative iFIT software is the common operating system that unites our experiential content and interactive hardware into one integrated platform. Our software is the connective tissue that provides members with a unique two-way experience with iFIT’s authentic trainers. Through iFIT’s patented software, biometric data is monitored and workout variables including speed, incline, resistance and digital weight are dynamically adjusted in real time. Our interactive software optimizes our members’ workout experience by removing the guesswork and providing personalized training. We further personalize workouts with our patent-pending SmartAdjustTM and ActivePulseTM technologies, which automatically adjust our equipment based on members’ real-time fitness levels and heart rates. Our distinctive leaderboard allows members to connect and interact with a global community of like-minded people.

Experiential Content

We strive to create the most compelling interactive content in the health and fitness industry. Our highly differentiated content seamlessly integrates with our proprietary software and interactive hardware, delivering a unique media form that we call “experiential content.” Our members enjoy patented live interactive studio and outdoor workouts. Further, our members can access iconic fitness experiences with workouts filmed in more than 50 countries across seven continents. Our experiential content creates multi-sensory experiences that allow our members to see, hear and feel interactive workouts. Our content is developed and led by a team of over 180 world-class trainers in more than 60 categories including running, cycling, HIIT, strength, boot camp and yoga, as well as new categories including mindfulness, nutrition and active recovery.

During fiscal 2020, we streamed 34 million live and on-demand interactive workouts across our fitness products. We have begun offering content in seven different languages including Mandarin Chinese, Spanish and French. Our expanding mindfulness, nutrition and recovery content provides a complete experience for our members. In fiscal 2021 through fiscal Q3, our members participated in more than 80 million workouts, reflecting growth of 358% year over year. Our community has given our experiential content more than 3.2 million member reviews with an average rating of 4.7 stars out of 5.

Interactive Fitness Hardware

We generate recurring subscription revenue on the industry’s broadest range of connected fitness hardware, including treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment and accessories. Our interactive hardware is intelligent—specifically designed and engineered to respond to our proprietary software and experiential content. This unique combination allows our members to have an immersive experience that can only be found on our hardware. For example, when our content streams the trail to the summit of Mt. Kilimanjaro, our interactive drive systems automatically adjust the speed and incline in sync with our content. Our hardware and technology are protected by over 400 issued and pending patents.

Our Brands

We market our iFIT platform with our industry-leading brands: NordicTrack, ProForm and Freemotion. We intentionally segment our brands across a wide range of channels, products and price points to attract consumers from a variety of fitness and income levels. Our research indicates that NordicTrack enjoys market leading awareness among fitness equipment brands, with over 91% aided brand awareness in the United States. The breadth of our product portfolio and multi-brand strategy provides us with the largest addressable market in the fitness industry, and creates a broad funnel to acquire interactive fitness members at scale.

Our Direct-to-Consumer and Multi-Channel Distribution Model

Our global distribution model is unmatched in our industry, combining both domestic and international direct-to-consumer capabilities with wholesale distribution. In fiscal 2020, we generated 42% of revenue through our own direct-to-consumer channels, 53% through our wholesale channel with more than 50 select retailers globally and 5% through our strategic partnerships in the commercial channel. Our multi-channel distribution mitigates our dependence on any single channel and allows us to meet consumers wherever they want to shop. We also have a first-mover advantage globally, with 19% of our fiscal 2020 revenue coming from international markets.

Our Growth, Revenue and Scale

Our ability to connect with our community of health and fitness members through our cutting-edge iFIT technology and immersive experiences has fueled our growth as one of the largest connected health and fitness platforms in the world.

Our strong financial performance is underpinned by the rapid growth in our member base and consistent increase in member engagement on our platform, as seen through:

•	Total Interactive Fitness Subscribers growing from approximately 103 thousand to 1.07 million between February 28, 2017 and February 28, 2021, representing a CAGR of 79.6%; and

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Total number of workouts on our platform growing from 12.1 million during fiscal 2019 to 34.1 million during fiscal 2020, representing 181% growth. In fiscal 2021 through fiscal Q3, our members participated in more than 80 million workouts, reflecting growth of 358% year over year.

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We generated total revenue of $700.0 million and $851.7 million during fiscal 2019 and fiscal 2020, respectively, representing an increase of 21.7%, and $574.5 million and $1,300.4 million in the nine months through fiscal Q3 2020 and fiscal Q3 2021, respectively, representing an increase of 126.4%;

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We generated net income of $56.6 million and incurred a net loss of $98.5 million during fiscal 2019 and fiscal 2020, respectively, and net losses of $65.4 million and $386.3 million in the nine months through fiscal Q3 2020 and fiscal Q3 2021, respectively; and

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We generated Billings of $92.7 million and $183.7 million during fiscal 2019 and fiscal 2020, respectively, representing an increase of 98.2%, and $107.8 million and $304.6 million in the nine months through fiscal Q3 2020 and fiscal Q3 2021, respectively, representing an increase of 182.6%.

The Global Wellness Economy

We operate in the global wellness industry which has demonstrated sustained, consistent growth through a range of economic cycles over many years. In 2020, spend on the wellness industry was $     trillion globally and has grown at a         % CAGR since 20    .

We believe the breadth of our equipment range across modalities, brands, price points and distribution channels gives us the largest Serviceable Addressable Market (SAM) among our primary competitors in the fitness industry. We believe we are the only provider delivering a seamless solution of software, content and hardware with offerings across treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment and accessories in the global market. We have a growing international presence with distribution in over 120 countries.

Our Competitive Differentiators

Seamlessly Integrated Health and Fitness Platform

iFIT is a global health and fitness platform which seamlessly integrates our proprietary software, experiential content and interactive hardware to deliver an unmatched connected fitness experience.

We design and develop our own software, content, and hardware to ensure these elements work in harmony across our portfolio of brands and products. Our software utilizes biometric inputs (including heart rate), adaptive fitness technology, artificial intelligence (AI) and scalable cloud-based infrastructure to create an unmatched user experience that is highly engaging and valued by our members. Our content is delivered by our patented streaming technology that connects our wide range of connected devices. This comprehensive technology stack allows our devices to seamlessly connect to our network of products and members. This network effect of interactive fitness devices drives high engagement, retention, and social interaction. We believe our member-centric platform is difficult to replicate and highly scalable into adjacent categories and verticals.

Differentiated Experiential Content

We have invented experiential content, creating a new media form that is highly differentiated from passive streaming. We believe we create the best interactive content in the fitness industry, which includes live and on-demand studio classes and digital outdoor experiences. Our world-class production teams, including Emmy award-winning talent and cinematographers, film iFIT experiential content in more than 50 countries across seven continents, led by more than 180 iFIT trainers, including Olympians and other elite athletes. iFIT members can trek to Mt. Everest base camp class or walk with elephants on safari in South Africa on their treadmills and ellipticals. They can join live studio cycle classes or ride the Swiss Alps on their bikes. iFIT members can row the River Thames on their rowers or join a studio boot camp from their fitness mirrors. Our constantly growing library includes more than 17,000 interactive workouts in more than 60 categories including running, cycling, HIIT, strength, boot camp and yoga, as well as new categories including mindfulness, nutrition and active recovery, allowing iFIT members to benefit from a complete content solution. Our proprietary LiveAdjustTM streaming technology allows iFIT trainers to control members’ equipment variables including speed, incline, resistance and digital weight which creates an authentic interactive workout.

Innovation Pipeline That Drives Growth

We are innovators—and consider ourselves the original pioneers—of connected health and fitness technology. We have compiled a portfolio of more than 400 issued and pending patents in areas ranging from interactive streaming to adaptive fitness technology. These patents provide a competitive moat to our business. Our vertically integrated software, content and hardware teams launch new innovative products and services in multiple categories each year with industry-leading speed to market. This multidisciplinary team of over 2,000 employees includes more than 500 research and development professionals, with engineering teams across three continents, focusing on improving the user experience. Our robust innovation pipeline is unique in the fitness industry and positions us to stay at the forefront of health and fitness technology.

Advantaged Business Model

We believe our multi-brand, multi-product and multi-channel business model provides us with the largest addressable market in the fitness industry and creates a broad funnel to acquire subscribers, generating highly attractive recurring revenue. We believe our strategy is highly scalable and difficult to replicate. Our proven approach delivers a compelling financial model.

Our brands—We market iFIT subscriptions on our interactive hardware through our industry-leading brands. We address the premium at-home market with NordicTrack, the mass market with ProForm, and commercial verticals with Freemotion. We intentionally segment our brands across a wide range of channels, products and price points to attract members from a variety of fitness and income levels.

Our research indicates that NordicTrack enjoys market leading awareness among fitness equipment brands, with over 91% aided brand awareness in the United States. ProForm is the number one volume brand at retail. Our portfolio of valuable brands enables us to bring our iFIT platform to as many members as possible, while also providing a flexible and sustainable model for long-term growth.

Our product portfolio—All of the products in our portfolio are connected by the iFIT operating system, enabling our members to have a unified user experience on every product they purchase from us. We deliver our interactive experiences on the fitness industry’s broadest range of fitness modalities, including treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment and accessories. During 2020, we ranked #1 in overall market share in the United States in total large exercise equipment units. The breadth of our product and technology portfolio helps insulate us from consumer trends, creating valuable opportunities for expansion and an unrivalled Serviceable Addressable Market.

Our distribution channels—We have an established presence across all major distribution channels to meet our consumers wherever they want to shop. In fiscal 2020, we generated 42% of revenue through our direct-to-consumer channel via our owned websites. We generated 53% of revenue through our wholesale channel globally through major partners including Amazon, Best Buy, Dick’s Sporting Goods and Costco. We generated 5% of revenue through our key relationships in the commercial channel including Planet Fitness and Orangetheory Fitness. We also have a first-mover advantage globally, with 19% of our fiscal 2020 revenue coming from international markets. We believe the breadth of our omnichannel distribution is unmatched in the fitness industry and provides multiple avenues for future growth.

Global Member Community with High Engagement

We have amassed a fast-growing, connected community of over 5 million Total Members and 1 million Interactive Fitness Subscribers in over 120 countries. Our business is characterized by high growth and strong engagement. Our growth is driven by our efficient customer acquisition and the core value proposition of our proprietary combination of software, content and hardware which have driven substantial expansion in the number of our Interactive Fitness Subscribers and total workouts participated in on our platform. We offset customer acquisition costs with the gross profit earned on our interactive fitness equipment, generating highly compelling unit economics. In fiscal 2020, total workouts participated in on our platform increased 181% over fiscal 2019. In fiscal 2021 through fiscal Q3, our members participated in more than 80 million workouts, reflecting growth of 358% year over year.

Well-Established Global Supply Chain with Attractive Speed to Market

We have a robust and resilient supply chain with attractive speed-to-market capabilities. We manufacture both domestically and internationally in seven countries, and maintain 30+ year relationships with long-term strategic partners, with direct purchasing relationships down to the component level. Our in-house engineering expertise, allows us to quickly create and adjust designs to streamline production and minimize supply bottlenecks. This network of partnerships combined with our experience, provides us with a considerable competitive advantage and allows us to flexibly respond to fluctuations in market demand. In fiscal 2020, the breadth of our scaled distribution network allowed us to ship 8,600 containers delivering approximately 9 million units of Interactive Fitness Products globally—more than anyone in our industry. This capability allowed us to respond quickly and grow during periods of surge demand since the onset of the outbreak of COVID-19 (the “global pandemic”).

Visionary Founder and Experienced Team

Our visionary co-founder and CEO Scott R. Watterson has combined his passions for fitness, technology, design and engineering to make interactive fitness products that positively affect people’s lives. His passion and leadership inspires our entire company, resulting in game-changing innovations. Our senior management team consists of industry veterans with an average of 23 years of experience in our company. Our entrepreneurial culture encourages our multidisciplinary team of over 2,000 employees to push for path-breaking developments across software, content and hardware. All of our efforts are guided by our core desire to provide the most immersive and interactive experiences to our members to guide them on their personal journeys for self-improvement.

Our Growth Strategies

Our goal is to grow our recurring subscriber base globally through the sale of our Interactive Fitness Products. We will continue to drive member engagement and retention by providing immersive and interactive experiences through our integrated platform.

Scale Marketing to Accelerate Growth

We market our products through a unique combination of performance, brand marketing and retail partnerships, resulting in a best-in-class customer acquisition cost and highly efficient media campaigns. Our low customer acquisition cost allows us to invest more in brand marketing to acquire additional customers. As we significantly scale our marketing efforts in the United States and internationally, we believe we can drive sustainable growth across our subscriber base and product portfolio.

Continuously Improve Members’ Experience

We are constantly improving and expanding our members’ experience which ensures high subscriber engagement, retention and satisfaction. We will continue to enhance our members’ experience by developing new content, deploying new software and continually personalizing the ways our members engage with iFIT. Whether consumers are at home, outside or in commercial facilities, iFIT will provide experiential content on our expanding platform of interactive equipment, mobile apps and digital TV apps.

Continue to Launch New and Disruptive Products

We will continue to launch new products and disrupt existing product categories by innovating software, content and hardware. We invest considerable resources in our research and development, with more than 500 professionals and engineering teams across three continents. We maintain an extensive multi-year innovation pipeline driving advancements across our entire portfolio, as well as emerging verticals, allowing us to continually launch new products embraced by the market.

Leverage Installed Consumer Base to Increase Hardware Sales and Subscription Revenues

Since fiscal 2017 through fiscal 2020, we have sold over 43 million units of fitness products to consumers around the world. Our large and growing installed base of members, and our relationship with them, represents distinct opportunities to accelerate additional sales of hardware and conversion to Interactive Fitness Subscriptions. As we increase marketing efforts to our existing base and drive brand awareness of the iFIT platform, we anticipate meaningful adoption of our interactive fitness subscription and additional hardware purchases.

Grow Commercial Sales and Expand Strategic Partnerships

By expanding our premium commercial brand of Freemotion, we see significant growth opportunities to bring more of our interactive hardware and membership offerings into all verticals in the commercial channel. We have established relationships with best-in-class commercial operators including Planet Fitness and Orangetheory Fitness. Orangetheory Fitness uses our patented technologies in their commercial fitness facilities nationwide. Through our exclusive partnership with Planet Fitness, we have made the iFIT experience available to their base of more than 13.5 million Planet Fitness members nationally by providing select iFIT content through the Planet Fitness app.

Accelerate Global Growth by Leveraging Our International Presence

By leveraging our established international presence, we see substantial opportunities to accelerate sales of our iFIT interactive products and services in global markets. With minimal marketing spend in fiscal 2020, our existing direct-to-consumer business experienced high double digit growth in the UK, France and Australia. In addition to growing our international direct-to-consumer sales, we will enhance our worldwide network of strategic retail partners including Decathlon, Rebel Sports and others. We believe we have significant runway to expand market share, and grow iFIT membership as we meet increasing global demand through our multi-channel distribution strategy.

Expand the iFIT Platform into Adjacent Categories

We will expand our proven iFIT subscription services and hardware into categories naturally adjacent to fitness, such as mindfulness, nutrition and recovery. Recently we have brought innovation to mindfulness with iFIT Mind™, creating multi-series workouts on our interactive hardware guided by experts in mental health. Our members responded quickly and positively, adding iFIT Mind™ to their iFIT routine, further enhancing the retention of our platform and providing an excellent tool to attract new members. Additional initiatives are expanding our current nutritional and recovery product and content offerings. As we expand into adjacent categories which we believe are currently underserved, we will create more on-ramps into the iFIT ecosystem.

Our Brands and Product Offerings

Our Brands

We market Interactive Fitness Products and services through a portfolio of industry-leading brands. We intentionally segment our brands across a wide range of channels, products and price points to cater to consumers from a variety of fitness and income levels.

Our brands include the following:

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iFIT. Our proprietary iFIT software is the common operating system that connects our experiential content and interactive hardware into one integrated platform to create an unmatched connected fitness experience for our members. iFIT powers our entire portfolio of brands.

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NordicTrack. NordicTrack addresses the at-home market by providing premium connected fitness technology with the majority of large exercise equipment marketed at price points ranging from $1,300 to $5,000. Our research indicates that NordicTrack enjoys market leading awareness among fitness equipment brands, with over 91% aided brand awareness in the United States. NordicTrack ranked #1 in treadmills and ellipticals sold in 2020. NordicTrack is also a market leader for premium interactive bikes, rowers, strength equipment and fitness mirrors.

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ProForm. ProForm addresses the mass market by providing connected fitness technology to at-home consumers at attainable price points, with the majority of large exercise equipment marketed at price points ranging from $400 to $1,800. ProForm ranked #2 in treadmills and ellipticals sold in 2020. ProForm is also a market leader for interactive bikes, rowers, climbers, strength equipment and fitness mirrors at approachable price points.

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Freemotion. Our ultra-premium brand Freemotion provides leading-edge technology to pro sports training facilities, commercial gyms and high-end residential consumers at price points typically ranging from $4,000 to $12,000. Through our Freemotion brand, we deliver a range of professional-grade cardio and strength equipment which pair with our interactive live-streamed and on-demand content.

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Weider. Weider offers a full spectrum of weight-based strength training equipment, including home gyms, benches, weights and kettlebells, all complemented by iFIT training content. Weider is the fastest growing strength brand in retail from 2019 to 2020.

•	Weslo. Weslo delivers iFIT interactive training equipment at value price points, on products including treadmills, bikes and ellipticals.

•	UTS. Universal Technical Services (“UTS”) is our extended warranty offering for our at-home and commercial equipment.

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29029. 29029 is a wellness tourism company focused on restorative endurance and ultra-distance events. Most events last three days with the ultimate goal of hiking the equivalent elevation of Mount Everest’s 29,029 feet. With an NPS score of 98, 29029 has built an incredible community ranging from endurance athletes to everyday individuals looking to find their best self through an intense physical and mental challenge.

iFIT Subscriptions

The iFIT platform is a connected community of over 5 million Total Members and 1 million Interactive Fitness Subscribers in more than 120 countries led by a team of over 180 world-class trainers. By delivering engaging interactive health and fitness experiences, we believe iFIT has become an essential component of many of our members’ lives. As we have added compelling content, features and functionality to the iFIT platform, we have seen a strong increase in member engagement and interaction. In fiscal 2020, total workouts participated in on our platform increased 181% over fiscal 2019. In fiscal 2021 through fiscal Q3, our members participated in more than 80 million workouts, reflecting growth of 358% year over year.

Individuals access the iFIT platform through a subscription plan, either directly through our Interactive Fitness Products, through the iFIT mobile app, or on a smart TV. We also have members that use iFIT on other fitness equipment or without having connected equipment. An iFIT subscription gives members access to our full library of live and on-demand content which includes a growing collection of global workouts, studio classes, cross training workouts and Google Map® workouts.

We offer subscriptions for $15/month for individuals or $39/month for families of up to five (when paid annually $396). When an individual buys select interactive fitness equipment, their purchase may also include the purchase of an annual subscription to iFIT. After the conclusion of the initial subscription period, customers may enter into a monthly or annual subscription arrangement.

Our Experiential Content

We strive to create the most compelling interactive content in the fitness industry. Our content seamlessly integrates with our proprietary software and interactive hardware, delivering a unique media form we call “experiential content.” This content is highly differentiated from passive streaming.

Our experiential content creates multi-sensory experiences that allow our members to see, hear and feel interactive workouts. Through our proprietary LiveAdjustTM video technology, iFIT trainers control members’ equipment variables including speed, incline, resistance and digital weight which creates an authentic interactive workout in sync with our visual media. iFIT streams live bike and treadmill classes throughout the day from the world’s only LiveAdjustTM fitness studios. Our content is developed and led by a team of over 180 iFIT trainers in more than 60 categories including running, cycling, HIIT, strength, boot camp, yoga and meditation. We produce interactive fitness series which use progression-based protocols to increase in intensity as a member’s fitness improves. Our multi-week programs are carefully crafted by our world-class trainers to allow individual progression, teach fitness fundamentals, and provide aspirational and achievable objectives.

Our vison of creating the world’s most complete health and fitness platform drives us to create experiential content filmed in more than 50 countries across seven continents by our industry-leading production teams which include Emmy award-winning talent and cinematographers. Our members can trek to Mt. Everest base camp or walk with elephants on safari in South Africa on their treadmills and ellipticals. They can join live studio cycle classes or ride the Swiss Alps on their bikes. They can row the River Thames on their rowers or join a studio boot camp from their fitness mirrors. Our members are guided on these journeys by our team of world-class trainers who include Olympic champions, elite athletes and PhDs. As we expand globally, we have begun to offer content in Mandarin Chinese, Spanish, Italian, French, Portuguese, Russian and German.

Our highly engaged community of iFIT members have created more than 2 million user-generated workouts, including workouts through our patented technology with Google Maps. We also create nutrition, mindfulness and recovery content to offer a complete health experience for our members. This diversity of experiential content ensures that we can cater to any individual member to keep them engaged and motivated to change their life for the better.

Interactive Fitness Hardware

We deliver our patented interactive experiences on the broadest range of fitness modalities including treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment and accessories. Our interactive hardware is intelligent—it is specifically designed and engineered to respond to our proprietary software and experiential content. This unique combination allows our members to have an immersive experience that can only be found on our hardware. For example, when our content streams the trail to the summit of Mt. Kilimanjaro, our interactive drive systems automatically adjust the speed and incline in sync with our content. Our hardware is powered by our proprietary iFIT operating system which integrates seamlessly with our patented display technology and our proprietary dynamic lift and drive systems.

We offer some of the most technologically advanced interactive fitness hardware in the fitness industry. Our hardware and technology are protected by over 400 issued and pending patents. We continue to pioneer connected and interactive fitness technology across our major modalities including treadmills with a patented interface, bikes with motorized inclines, ellipticals with variable-length strides, rowers that fold for storage, strength with proprietary resistance mechanisms and fitness mirrors with proprietary display technologies.

This allows our members to access the iFIT platform and experiential content through the modality they most prefer, with experiential content that has been designed specifically for that modality. Workouts can be streamed to the member’s fitness equipment and their workout results are automatically uploaded to their iFIT profiles.

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Treadmills. We are the leading provider of interactive treadmills in the at-home and commercial fitness markets. We offer treadmills at a range of price points to make connected fitness accessible to a variety of consumers. Our treadmill line integrates our LiveAdjust™ technology with our proprietary drive systems to deliver an immersive iFIT experience. Our treadmill range offers a variety of premium features, including 32-inch high-definition touchscreens, premium sound systems, incline to 40%, decline to 6%, Bluetooth connectivity and more. Treadmills are a leading category in the at-home fitness market, and we ranked #1 in 2020.

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Bikes. We are leaders in interactive bikes in the at-home and commercial fitness markets. Our interactive studio and recumbent bikes display iFIT experiential content on high-definition touchscreen up to 22 inches. We offer an immersive experience with proprietary LiveAdjust™ technology that integrates iFIT software with the bike’s motorized resistance mechanisms. Our premium bikes are unique in the fitness industry with iFIT-controlled motorized 20% incline and 10% decline to deliver a unique cycling experience that syncs with our iFIT content. We ranked #2 in bikes in 2020.

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Ellipticals. We are leaders in interactive ellipticals in the at-home and commercial fitness markets. Our range of elliptical trainers are all integrated with iFIT to control resistance in interactive workouts displayed on high-definition touchscreen while providing a low-impact, high-intensity exercise. On our premium ellipticals, iFIT adjusts incline and decline on a motorized incline ramp for variety and challenge. Many of our ellipticals also offer our patented SpaceSaver™ folding design. We ranked #1 in ellipticals in 2020.

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Climbers/Steppers. As leaders in the interactive climber/stepper category, our products bring the full iFIT experience to members, controlling both resistance and incline to deliver a short, intense workout. Our FreeStride™ series offers dynamic-adjusting stride and floating suspension, all while providing a low-impact workout. Our members can enjoy experiential content on a range of high-definition touchscreen sizes. We ranked #2 in climbers/steppers in 2020.

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Rowers. As leaders in the interactive rower category, our rowers provide immersive studio based and outdoor workout experiences, with iFIT-controlled Silent Magnetic Resistance. Our rowers have rotating high-definition touchscreens that allow members to seamlessly transition to floor-based workouts. We offer rowers featuring our unique SpaceSaver™ folding design. We ranked #2 in rowers in 2020.

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Interactive Fitness Mirrors. In 2020, we introduced our interactive fitness mirrors to provide products with immediate visual feedback, allowing the member to match the form of their iFIT trainer for a better workout. Our Vault™ offering combines iFIT strength training series through our integrated high-definition touchscreen and a fitness mirror with a compact home gym storage system. Our Vue™ product offers an oversized reflective surface, ideal for iFIT yoga workouts and strength training.

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Smart Home Gyms. We pioneered the smart home gym category with strength equipment such as the Fusion CST, which pairs iFIT interactive training with cabled resistance for functional fitness training. The interactive experience allows members to access strength and cross-training sessions, while iFIT digitally adjusts their resistance in real-time. We ranked #3 in multipurpose home gyms in 2020.

•	Adjustable Weights, Benches and Strength Racks. We offer a broad range of adjustable weights, kettle bells, hand weights, benches, strength racks and weight plates. We ranked #1 in benches in 2020.

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Yoga Products and Fitness Accessories. We offer a full line of fitness accessories, including yoga products, mats, foam rollers percussion massagers, kettlebells, weights, jump ropes and resistance bands.

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Related Product Categories. We will expand our proven iFIT subscription services into categories naturally adjacent to fitness. In addition to the variety of products discussed above, we are constantly focusing on new growth initiatives, and developing enhanced products and subscription services for our members. Current offerings include iFIT Nutrition, such as protein and hydration products, as well as branded iFIT apparel.

Our Vertically Integrated Business

At iFIT, idea generation, engineering, content creation, marketing, distribution, selling and customer care are vertically integrated to create a seamless customer experience that is extremely difficult to replicate. Our multidisciplinary team of over 2,000 employees is at the forefront of health and fitness innovation.

Idea Generation, Innovation and Engineering

We are pioneers in health and fitness technology. We have compiled a portfolio of more than 400 issued and pending patents, in areas ranging from streaming to adaptive fitness technology which provide a competitive moat to our business. We aim to provide premium, leading-edge technology in every fitness modality we offer, and continuously incorporate proprietary software and hardware features that enhance the user experience.

We have built a vertically integrated innovation engine to remain at the forefront of health and fitness technology. Our research and development team has more than 500 professionals, with engineering teams across three continents, continuously deploying new software, launching new hardware products, and introducing new content categories each year.

We have 111,000 square feet of space dedicated to research and development in our Logan, Utah headquarters. This facility includes our live iFIT studios, production and content development, industrial design and mechanical and electrical engineering capabilities used to create proprietary designs, features and products. Our rapid prototype lab allows us to create fully functioning prototypes that incorporate hardware, software and content. We conduct our industrial design in-house across all our brands and categories.

Our research and development organization consists of world-class teams for engineering, product development, design, prototype, product testing, software, UI/UX development, and content. We have an engineering team dedicated to supporting our manufacturing facilities, allowing us to effectively manage quality control and ensure all finished products meet our standards. Our teams have a diverse set of skills and industry experience, including expertise in highly scalable distributed systems and member-centric application engineering.

We evaluate new product concepts in response to consumer desires by frequently introducing new products and repositioning existing products. During fiscal 2020, we invested $45.1 million in research and development and to enhance our iFIT platform, develop new products, content and features, and improve our platform infrastructure, a portion of which was capitalized. These capabilities allow us to assess market interest to maximize efficiency of product rollouts and increase speed to market.

Content Creation

Our vision of creating the world’s most complete health and fitness platform drives us to create experiential content shot on seven continents and more than 50 countries. Our world-class production teams include Emmy award-winning talent and cinematographers. From our six LiveAdjustTM fitness studios, we livestream more than 130 classes a week as well as specialized nutrition and wellness content. We stream using our proprietary LiveAdjustTM video technology to make automatic adjustments to the speed, resistance and incline of interactive fitness equipment in sync with our visual media. We offer live-streamed and on-demand studio and outdoor interactive workouts in more than 60 categories including running, cycling, HIIT, strength, boot camp, yoga and meditation across our full range of fitness modalities. Our on-demand library includes more than 17,000 interactive workouts which pair seamlessly with our equipment.

We have made significant infrastructure investments in our content development capabilities and have six on-location studios, in-house video graphics and editing teams and the ability to distribute content in multiple languages. At our Logan, Utah headquarters, we have 48,000 square feet of facilities dedicated to content production and engineering.

Music and Music Technology

We license music from Feed.fm, to access a large catalogue of curated music that iFIT members can enjoy during cardio, strength, and yoga workouts, as well as live workouts. We also create content in-house with music that we license separately. We provide the opportunity for our members to select from a list of ten curated playlists of popular music, including pop, hip-hop, rock and electronic dance music (EDM). Based on our extensive consumer research, allowing members to choose their own music from a variety of playlists results in more personalized workouts and higher engagement with our content.

Our Trainers

Our team of over 180 professional trainers include Olympic champions, elite athletes and experts with PhDs in exercise physiology, psychology, and nutrition science. Our trainers go through a rigorous selection process before they build comprehensive training plans for our members using dedicated training protocols to take our consumers from one fitness level to the next. Our platform allows our members to interact directly with trainers from all over the globe and to connect and learn from a variety of personality types and training styles. This unique approach allows for a more personalized workout experience for our members.

Multi-Channel Sales and Marketing

We have a highly efficient and scalable marketing model to increase brand awareness, and acquire and retain members on their choice of fitness equipment. We have developed a proprietary marketing model that combines brand and product-specific performance marketing. We drive brand awareness through a combination of direct-to-consumer and retail partnerships. Our research indicates that NordicTrack enjoys market leading awareness among fitness equipment brands, with over 91% aided brand awareness in the United States. We have a robust direct-to-consumer marketing platform that provides a rich brand experience on iFIT.com, NordicTrack.com, ProForm.com and FreemotionFitness.com. We market to consumers through advertising campaigns on social media, digital media, cable and broadcast TV, and over-the-top providers such as Hulu, Roku, and Amazon Prime Video. Our marketing team creates specific messages for different target audiences that match their individual preferences. Our model allows for message testing and optimization, effective promotion and accelerated brand awareness that drives sales at direct-to-consumer and our retail partners.

We have developed a proprietary marketing mix model that is based on a random search algorithm to perform computations on aggregate data to determine and maximize contributions of media channels. This model allows us to efficiently and effectively allocate our marketing resources to drive future membership and revenue growth.

We strive to provide retail touchpoints where consumers can access and purchase our products wherever they shop. Our brands and products are marketed in every channel where fitness products can be purchased. This omni-channel marketing strategy resulted in approximately 9 million customer interactions and purchases of our interactive products during fiscal 2020.

Our marketing model is a highly efficient way to acquire customers across multiple channels of distribution. We believe we have significant opportunity to accelerate sustainable growth as we increase our marketing spend internationally and domestically.

We have multi-disciplinary marketing teams with expertise in performance and brand marketing across all our channels of distribution and geographies, ranging from web development, digital and social ad creation, photo and video marketing asset generation to video content. Our multichannel marketing strategy enables us to reach current and potential customers across a multitude of mediums.

Member Engagement and Support Services

We are focused on keeping our customers engaged from the moment they purchase one of our products. When a customer purchases our interactive fitness hardware, a dedicated team reaches out to onboard that customer into the iFIT platform. This team provides assistance for account sign ups, profile creation, and initial workout and program selection.

After initial onboarding, we have a dedicated member engagement team that stays connected with our members through email, SMS, push notifications and phone calls. Our team promotes engagement with our products and community through monthly, quarterly and flash challenges, incentivizing our members to continuously engage on the iFIT platform. We also host live events on location and in studio to enhance engagement among our member community.

Warranties

We offer a range of warranties for direct-to-consumer purchases, through our strategic retailers and for our commercial equipment sales. Products include a base warranty at no additional charge. With the purchase of our interactive exercise products, we offer consumers an option to purchase an extended warranty contract, which we provide through our wholly owned subsidiary UTS. These warranties are underwritten by a regulated third-party insurer. We offer multiple warranty and maintenance options for our products in the United States and have started pilot programs in Europe.

Financing

We partner with a third-party consumer finance company to offer 0% APR financing programs for certain products. These programs allow our qualified customers to pay in monthly payments. Our financing programs have successfully broadened our member base by attracting consumers from a wider spectrum of ages and income levels.

Manufacturing

To continue to provide our members with our interactive fitness technology, we manufacture both domestically and internationally in eight countries and maintain 40+ year relationships with long-term strategic partners, with direct purchasing relationships down to the component level. This network of partnerships combined with our experience, enables a robust and resilient supply chain with attractive speed-to-market capabilities.

Our in-house engineering expertise allows us to quickly create and adjust designs to streamline production and minimize supply bottlenecks. This provides us with a considerable competitive advantage and allows us to flexibly respond to fluctuations in market demand. This capability allowed us to respond quickly and grow during periods of surge demand since the onset of the current global pandemic.

Our products are primarily designed in-house. We send our designs to our long-standing contract manufacturing partners. This manufacturing model allows us to efficiently deploy our capital and focus on research and development and other areas important to our business. This also allows us to react quickly when making design changes, bring our products to market quickly and ensure we are working with manufacturing partners that are both cost-efficient and maintain the level of quality we require. Though the majority of our manufacturing is done in Asia, we also manufacture domestically in Smithfield, Utah.

We purchase from our primary contract manufacturers on a purchase order basis. Our contract manufacturers must follow our established product design specifications, quality assurance programs and manufacturing standards. Our team manages our supply chain from the initial design phase through to finished product assembly. We have over 40 dedicated production lines.

We source our critical components from over 30 suppliers. Additionally, we qualify alternative suppliers and manufacturers when possible, and develop contingency plans for responding to disruptions, including developing multiple sources of supply for critical components and products. We believe our scale, manufacturing experience and relationships have helped to mitigate the risks of material delays in obtaining our components or products. We have a quality assurance team that is involved throughout the entire development process. We also have an engineering team dedicated to supporting our factories, such that we can effectively manage quality control and ensure finished products meet our standards.

Logistics and Fulfillment

We distribute our products through a global logistics network that serves our multiple channels. We ship products direct-to-consumers, to retailers’ distribution centers and to gyms, universities and other commercial fitness customers. In fiscal 2020, the breadth of our scaled distribution network allowed us to ship 8,600 containers of fitness equipment and sell approximately 9 million units of Interactive Fitness Products – more than anyone in our industry. Our integrated distribution and inventory management system allows us to ensure that all necessary components are onsite for manufacturing production, and is also capable of tracking of finished goods through the distribution chain. Through the effective use of electronic data interchange, we are able to run manufacturing jobs to fill specific customer orders, arrange for shipping from many of our manufacturing facilities and make timely deliveries to our customer locations.

To support sales of our direct-to-consumer home products and commercial fitness products, we have built networks of last mile delivery service centers around the world, including a large network of third-party logistics partners. Our delivery and service team supports delivery, set up and installation of our products with professional high-touch service and ongoing care. Our field specialists are trained on our product and services, offer product education, assistance with account set up, and tips and recommendations for product care. We have relationships with 11 ports across the United States, which allows us to route shipments to the most efficient port depending on conditions. We operate three distribution centers and use flexible, regional third-party logistics centers. Additionally, we maintain relationships with more than 120 local third-party distribution hubs to enable scalable, high touch delivery and service.

Intellectual Property

We are pioneers in health and fitness technology. As of March 1, 2021, we own 199 issued U.S. patents and have 46 U.S. patent applications pending. We also own 154 issued foreign patents and have 48 foreign patent applications pending. Additionally, as of March 1, 2021, we own 43 registered U.S. trademarks, and have 15 U.S. trademark applications pending. We also own 725 registered foreign trademarks and have 174 foreign trademark applications pending. Of our issued patents, 44 expire within 24 months, nine expire within two to five years, and the remainder expire at various dates thereafter.

We rely on a combination of patents, trademarks, service marks, trade secrets, know-how and expertise, registered domain names, license agreements, intellectual property assignment agreements, confidentiality procedures and non-disclosure agreements to establish and protect our intellectual property and proprietary rights. We seek to protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how and brands, by relying on a combination of federal, state, and common law rights in the United States and other countries, as well as contractual measures.

We generally enter into confidentiality, non-disclosure and invention assignment agreements with our employees, consultants, independent contractors and other third parties to control access to, and clarify ownership of, our intellectual property and proprietary information. It is our practice to file applications for U.S. and foreign patents on inventions, designs and improvements and pursue other intellectual property protection that we deem valuable to our business to the extent we believe it would be beneficial and cost effective.

In addition to the intellectual property that we own, we also receive licenses to certain intellectual property from third parties, including third parties that manufacture or market fitness equipment. We strive to ensure that the quality, image and appeal of such licensed products are consistent with the high-quality brands of our products.

Although we seek to protect our intellectual property and proprietary rights, the steps we take and have taken may not be effective to prevent the unauthorized access, use, copying, reverse engineering, infringement, misappropriation or other violation of our intellectual property and proprietary technology and information, including by third parties who may use our intellectual property, proprietary technology or information to develop products and services that compete with ours. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful. Additionally, third parties have in the past and may in the future assert claims of infringement, misappropriation and other violations of their intellectual property rights against us. Successful claims of infringement, misappropriation or other violations by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time, and during which, we could be unable to continue to offer our affected products or solutions, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties, or other fees. Important factors relating to risks associated with our intellectual property include, but are not limited to, those described under “Risk Factors—Risks Related to Information Technology and Intellectual Property” in this prospectus.

Competition

Our global health and fitness platform integrates proprietary software, experiential content and interactive hardware to provide what we believe is an unmatched form of connected fitness. This, in combination with the strength of our global supply chain, innovation pipeline, broad distribution model, leading brands, product diversity, market share and 40+ year history gives us a competitive advantage and is difficult to replicate.

We directly compete with other companies in the highly competitive markets for connected and traditional fitness equipment, health and wellness apps and additional adjacent categories. The fitness equipment market is characterized by frequent introduction of new products, often accompanied by major advertising and promotional programs.

•	Content. We compete for consumers to join and remain in our community by providing compelling and personalized content.

•

Products. We compete with a number of companies with regard to assortment of products, innovative features and competitive product costs in the following spaces: treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment and accessories.

•

Talent. We compete for talent across the spectrum of our company, including across technology, design, engineering, manufacturing, logistics, media production, fitness trainers, marketing, sales, finance, legal and retail. As our platform is highly dependent on technology and software, we require a significant base of engineers and developers to continue innovating. We also rely on world-class trainers to help us create content, which includes creating personalized training plans.

We believe the principal competitive factors affecting our business include price, quality, brand name recognition, product innovation, original content and customer service. More broadly we compete for consumer interest within the larger market for wellness, entertainment, sporting and athletic related activities.

Employees

Our multidisciplinary team of employees are at the forefront of health and fitness innovation. As of March 1, 2021, we employed approximately 2,000 people in the US, 500 employees were engaged in research and development, 200 in sales and marketing, 300 in manufacturing and distribution, and 1000 in other areas, primarily administrative and customer service. None of our U.S. or Canadian employees are unionized.

Our human capital resources objectives include identifying, recruiting, retaining and incentivizing our existing and new employees, including our fitness trainers. As we grow, we are focused on maintaining an entrepreneurial culture that encourages our team members to challenge the status quo and create cutting-edge developments in software, content and hardware. To help us achieve our human capital resources objectives, we maintain equity incentive plans, the principal purposes of which are to attract, retain and motivate selected employees, consultants and directors.

Facilities

Our headquarters are located in Logan, Utah, and we own office buildings, studios, warehouses, light manufacturing facilities and adjacent land for future growth. Additionally, we own office and warehouse space in St. Jerome, Canada. The total square footage of our owned buildings is approximately 560,000 square feet.

We lease additional manufacturing facilities, warehouses and offices in the United States and various foreign countries including the United Kingdom, Mexico, Brazil, China, France and Australia.

These facilities are well maintained, in good operating condition and are adequate for our current needs. We believe that suitable additional or substitute space will be available as needed to accommodate any expansion of our operations.

Cybersecurity and Data Privacy

We share, disclose, transfer, use and otherwise process personal information and other member data, which subjects us to a number of varying laws, rules, regulations, directives, policies and industry standards in the

United States and throughout the world, as well as contractual obligations, related to data privacy, protection and security. These laws, rules, regulations, directives, policies and industry standards are constantly evolving and may be interpreted, applied, created or amended in a manner that could harm our current or future business and operations. We have appointed a Data Protection Officer (DPO) to facilitate compliance with these data privacy, protection and security laws as well as to stay abreast of additional regulations that may come into force. Although we take a variety of technical and organizational security measures and have implemented other procedures and protocols to comply with applicable data privacy, protection and security laws and regulations and to protect our data and information, including personal information and other data pertaining to members and employees, we, from time to time, may not be in technical compliance with all such laws and regulations and we may be unable to anticipate or prevent unauthorized access to personal or other confidential information, and we have in the past and may in the future experience cybersecurity incidents.

In the United States, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, established a new privacy framework for covered businesses such as ours. Among other things, the CCPA requires companies covered by the legislation to provide new disclosures to California residents and afford such residents new rights, including the right to access and delete certain personal information, as well as the right to opt-out of certain sales of personal information. The CCPA provides for significant civil penalties and statutory damages for violations, as well as a private right of action for certain data breach incidents. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In November 2020, California voters passed the California Privacy Rights Act, or CPRA, which will become effective in most material respects beginning on January 1, 2023 (but with a lookback to January 1, 2022). The CPRA further expands the CCPA with additional data privacy compliance requirements and obligations and establishes a regulatory agency dedicated to enforcing the CCPA and CPRA. Certain other state laws impose similar privacy obligations and all 50 states have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected individuals in the event of a data or security breach or compromise, including when their personal information has or may have been accessed by an unauthorized person, and we have in the past and may in the future be subject to such notification obligations.

In the EU, the GDPR became effective on May 25, 2018 and has resulted in and will continue to result in significantly greater compliance burdens and costs for covered entities, which include all businesses established within the European Economic Area, or EEA, and any business located outside of the EEA that processes personal data of individuals located within the EEA. The GDPR created more stringent operational requirements for processors and controllers of personal data, including, for example, requiring enhanced disclosures to data subjects about how personal data is processed (including information about the profiling of individuals and automated individual decision-making), limiting retention periods of personal data, requiring mandatory data breach notification and requiring additional policies and procedures (including to comply with the accountability principle under the GDPR). In addition, data subjects have more robust rights with respect to their personal data. The GDPR also imposes significant fines and penalties for non-compliance and individuals are entitled to bring private rights of action. Following Brexit, as of January 2021, we are required to comply with the GDPR as well as the United Kingdom equivalent to the extent of our operations in the United Kingdom. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear.

Many other jurisdictions are considering or have instituted data privacy, protection and security laws, rules and regulations, and their interpretations continue to develop and may be inconsistent from jurisdiction to jurisdiction, which could increase our risk and compliance costs.

Additionally, we are subject to laws, rules, and regulations (including the GDPR) regarding cross-border transfers of personal data, including laws relating to the transfer of personal data outside the EEA and the United Kingdom. We rely on transfer mechanisms permitted under these laws, including standard contractual clauses, which have been subject to regulatory and judicial scrutiny. If these existing mechanisms for transferring personal data from the EEA, the United Kingdom, or other jurisdictions are unavailable, we may be unable to transfer personal data of employees, members or others in those regions to the United States or elsewhere.

For more information, see “Risk Factors—Risks Related to Legal and Government Regulation—We collect, store, share, disclose, transfer, use and otherwise process personal information and other member data, which subjects us to legal obligations and laws and regulations related to data security and privacy, and any actual or perceived failure by us or our third-party service providers to meet those obligations could harm our business and We derive a portion of our revenue from international sales and are subject to the operational risks of doing business in foreign countries.”

Environmental, Health and Safety Matters

We and our operations are subject to federal, state, local and foreign environmental, health and safety laws and regulations, including relating to climate change, that, among other matters, impose workplace standards and limitations on the discharge of pollutants into the environment and establish standards for the use, management, handling, generation, treatment, storage, disposal, and release of, and exposure to, hazardous substances and wastes. The nature of our manufacturing and assembly operations exposes us to the risk of regulatory compliance and claims with respect to environmental, health and safety matters. Although compliance with such laws and regulations has not had a material adverse effect on capital expenditures, earning and competitive position, there can be no assurance that material costs or liabilities will not be incurred in connection with environmental, health or safety matters in the future. Future events, such as new, or changes in existing laws and regulations or enforcement policies or the discovery of contamination on sites owned, leased or operated by us may give rise to additional compliance costs, liabilities or operational interruptions, which could have a material adverse effect on our results of operations or financial condition.

Legal Proceedings

We are and, from time to time, we may become involved in legal or regulatory proceedings, inquiries or investigations, arising in the ordinary course of our business, including, but not limited to, actions relating to intellectual property and patent infringement, misappropriation or other violation, product liability lawsuits, non-product liability commercial suits involving contract claims, and various product reviews and recalls with the Consumer Product Safety Commission (“CPSC”). We vigorously defend any and all claims and lawsuits brought against us and believe that the ultimate outcome of any currently pending claim, series of claims or lawsuits, review or recalls will not have a material adverse effect on our results of operations, financial position or liquidity. See Note 17 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages, as of the date of this prospectus, and titles of the individuals who will serve as our executive officers and members of our board of directors at the time of the offering.

Name	Age	Position
Scott R. Watterson	66	Co-Founder, Chief Executive Officer and Director
David J. Watterson	62	Executive Vice President, Chief Strategy Officer and Director
Steven J. Barr	55	Executive Vice President, Chief Financial Officer
Everett Smith	65	Senior Vice President, General Counsel, Secretary
Greg Benson	66	Director
Erica Berchtold	45	Director
Karen Boykin-Towns	55	Director
Scott Dahnke	55	Director
Robert C. Gay	69	Director
Alexander Hawkinson	48	Director
Wen-Chung Ko	76	Director
Marc Magliacano	46	Director
Charles Robins	81	Director
Andrew Singer	32	Director
Gary E. Stevenson	65	Director
Abigail Taylor	40	Director

Scott R. Watterson

Mr. Watterson is responsible for setting the overall direction and strategy for iFIT Health & Fitness as the company’s Chairman of the board of directors and Chief Executive Officer. Mr. Watterson has served in both roles since 1988, growing iFIT, formerly known as ICON Health & Fitness, Inc., to a global leader in connected fitness technology. Having co-founded iFIT’s predecessor company, Weslo, Inc., in 1977, Mr. Watterson has over 40 years’ experience in helping people from every demographic, fitness level, and ambition pursue and achieve their health and fitness goals. Mr. Watterson is currently serving on the board of directors for The Employers Council, which serves five western states. Previously, he served on the Board of Trustees at Utah State University, Utah State University Foundation, the Board of Trustees for the Make-A-Wish Foundation of Utah and the Utah Foundation. Mr. Watterson graduated from Utah State University College of Business, in 1979. We believe Mr. S. Watterson is qualified to serve on our board of directors because of his extensive knowledge of the Company and our industry, his operational expertise, leadership and vision, and the continuity that he brings to our board of directors as our Co-Founder and Chief Executive Officer.

David J. Watterson

Mr. D. Watterson has served as our Executive Vice President and Chief Strategy Officer since 1992 and as a director since 2007, overseeing all product and merchandise strategy, planning, and development for the Company. He served as our Chairman of the board of directors and Chief Executive Officer from 2004 to 2007. Mr. D. Watterson has also previously served in key roles at our Company including President of North America and Senior Vice President of Marketing, Research and Development. Mr. D. Watterson graduated from Utah State University with a B.S. in Marketing. We believe Mr. D. Watterson is qualified to serve on our board of directors due to his operational and historical expertise gained from serving in various roles at our Company and his vast knowledge of the fitness industry.

Steven J. Barr

Mr. Barr has served as our Chief Financial Officer since 2020, leading the Company’s financial operations and strategy. From 1998 until 2020 Mr. Barr was a Partner at PricewaterhouseCoopers for 28 years prior to joining iFIT, serving in numerous global and US leadership roles including serving as the Global and U.S. Consumer Markets leader and as the senior partner leading firm relationships for Fortune 100 and Fortune 500 companies. Prior to his admission as a partner at PricewaterhouseCoopers in 1998 Mr. Barr served on the professional staff from 1992 until 1998. From 1988 until 1992 Mr. Barr began his career at KPMG. Mr. Barr currently serves on the board of directors of Biome Capital Partners and University of Mount Union. Mr. Barr is a certified public accountant in the states of Ohio, California and New York and holds a B.S. in Accounting from University of Mount Union.

Everett Smith

Mr. Smith has served as our Senior Vice President and General Counsel since 2006, managing and overseeing the Company’s legal affairs and compliance. Mr. Smith served as our Corporate Controller from 1999 to 2006 and the Director of Tax and SEC Reporting from 1996 to 1999. From 1990 until 1996, Mr. Smith was an attorney with the Securities and Exchange Commission in Washington, D.C. Mr. Smith holds a Juris Doctor degree from the University of Idaho College of Law and a L.L.M. from Georgetown University Law Center. Mr. Smith is also a certified public accountant and holds a Master of Accountancy from Brigham Young University. He is a member of the Utah and Idaho State Bar Associations.

Greg Benson

Mr. Benson has served as a Director since 1999. In 2008, Mr. Benson co-founded Huntsman Gay Capital Partners (“HGGC”) and is an Executive Director. Mr. Benson has served as a member of the board of directors for the firm’s Fund II investment in Pearl Holding Group and for the firm’s Fund I investments in iQor and Sandbox. Prior to the inception of HGGC, Mr. Benson joined Bain Capital (“Bain”) in 1996 and was an Executive Vice President and senior member of the London-based team starting up Bain’s European private equity business. At Bain, Mr. Benson worked with a number of Bain’s portfolio companies in various capacities. Prior to joining Bain, he served as the Chief Financial Officer of American Pad and Paper Company. Mr. Benson began his business career in with General Electric where he served in senior management positions with a wide variety of responsibilities including Head of Merchant Banking for GE Financial Services. Mr. Benson graduated from the University of Minnesota with a B.S. in Business Administration. We believe that Mr. Benson is qualified to serve on our board of directors due to his experience in the private equity industry and experience serving in executive and senior management roles.

Erica Berchtold

Erica Berchtold has served as a Director since 2021. Ms. Berchtold is currently the Chief Executive Officer of THE ICONIC, an online fashion and sports retailer based in Sydney, Australia, and has held that position since 2019. Prior to joining THE ICONIC, Ms. Berchtold held the position of Managing Director of the Sports Division (Rebel, AMART Sports, Infinite Retail and Goldcross Cycles) at Super Retail Group for over seven years from 2011 to 2019. Ms. Berchtold holds a diploma in Journalism from Macleay College. We believe that Ms. Berchtold is qualified to serve on our board of directors due to her significant international experience and business experience in the retail and consumer industry in an executive role.

Karen Boykin-Towns

Karen Boykin-Towns has served as a Director since 2021. Ms. Boykin-Towns is the founder of Encore Strategies, a boutique consultancy established in 2019, focused on providing strategic counsel for businesses with complex challenges. She also joined Sard Verbinnen & Company a leading communications firm as Senior Counselor in 2019. Prior to founding Encore Strategies, Ms. Boykin-Towns served as the Vice President of

Corporate Affairs for Pfizer Inc’s $34 billion innovative medicines business from 2015 until 2019. Earlier in her 22-year tenure at Pfizer, she served as the company’s first Chief Diversity Officer. Ms. Boykin-Towns serves on several boards including as Vice Chair of the National Association for the Advancement of Colored People (NAACP) National Board of Directors, Visiting Nurse Services of New York (VNSNY), Brewster Academy, American Airlines Community Council, and L’Oréal USA Diversity & Inclusion Advisory Board. Ms. Boykin-Towns holds an MBA from the Zicklin School of Business at Baruch College of the City University of New York (CUNY), and earned a B.A. from The College of Mount Saint Vincent. Ms. Boykin-Towns’ awards include Savoy Magazine’s “Top Influential Women in Corporate America” and “Woman of the Year” by Seeds of Fortune. We believe Ms. Boykin-Towns is qualified to serve on our board of directors due to her experience in executive and advisory roles and her experience on the boards of directors of other organizations.

Scott Dahnke

Mr. Dahnke has served as a Director since 2020. Mr. Dahnke currently serves as the Global co-Chief Executive Officer of L Catterton, the world’s largest consumer-focused private equity firm, and has been employed with the firm since 2003. L Catterton has approximately $27 billion of equity capital across seven fund strategies in 17 offices globally. He has a broad range of business experience in private equity, consulting, management, and finance. At L Catterton, Mr. Dahnke has completed more than 30 investments in companies, including: Peloton, Restoration Hardware, The Honest Company, Zarbee’s Naturals, Kettle Chips, Equinox, Wellness Pet Food, Heartland RV, YoCrunch, Nature’s Variety, Edible Arrangements, Ferrara Candy, Rachael Ray Nutrish, Vroom, Leslie’s Pool Supplies, and Noodles & Company. Mr. Dahnke also serves the Chair of the Board of Directors of Williams-Sonoma, Inc. (NYSE:WSM) and serves on the Board of Directors of Vroom (NASDAQ:VRM). Prior to joining L Catterton in 2003, Mr. Dahnke was a Managing Director at Deutsche Bank Capital Partners and at AEA Investors, where he led AEA’s consumer products investing effort. Earlier in his career, he served consumer-focused clients on a wide array of strategic and operational matters as a Partner at McKinsey & Company, and worked in the Merger Department of Goldman, Sachs & Co. and with General Motors. He received a B.S. in Mechanical Engineering from the University of Notre Dame and earned academic honors while receiving an MBA from the Harvard Business School. We believe that Mr. Dahnke is qualified to serve on our board of directors due to his experience in building brand equity, in leading consumer brands, and his expertise in the global retail and consumer industry.

Robert C. Gay

Dr. Gay, has served as a Director and Vice Chairman of our board of directors since 1994. In 2008, he co-founded HGGC, and served as the Chief Executive Officer until 2012. He was formerly a Managing Director of Bain Capital from 1988–2004, a global private investment firm which he helped build. Prior to that, Dr. Gay served as an Executive Vice President of General Electric Credit Corporation Capital Markets Group. Dr. Gay serves on the board of directors of The Gymboree Corporation and Sunquest Information Systems, Inc. Dr. Gay holds a Ph.D. in business economics from Harvard Business School and an A.B. from the University of Utah. In addition to his private equity experience, Dr. Gay has served as a director of numerous business organizations which serve the health and wellness industry, as well as, the manufacturing and retailing industries. We believe that Dr. Gay is qualified to serve on our board of directors due to his educational qualifications and his broad industry experience in business management, financing and development, as well as the unique perspective he brings from the range of executive positions and directorships that he has held and currently holds.

Alexander Hawkinson

Mr. Hawkinson has served as a Director since 2019. From 2005 to 2010, Mr. Hawkinson served as Chairman and, beginning in 2009, as Chief Executive Officer of SMB:LIVE, a developer of digital presence and reputation management solutions for small and medium-sized businesses. Mr. Hawkinson is the founder and operator of multiple companies, including Bright.AI and One Tap Away. Mr. Hawkinson serves on the boards of directors of CSC ServiceWorks, Latham Pools, Mural Advisors, Mural 365, and the Advisory Council of the College of

Electrical and Computer Engineering at Carnegie Mellon University. His deep expertise spans artificial intelligence, IoT, AI, cloud-based software, and mobile applications in both consumer and enterprise technologies. He graduated from Carnegie Mellon University with a B.S. in Cognitive Science in 1994. We believe Mr. Hawkinson is qualified to serve on our board of directors due to his experience in executive roles and his experience on the boards of directors of other companies.

Wen-Chung Ko

Mr. Ko has served as a Director since 2015. Mr. Ko founded Chang Chen Instrument Co., LTD. and Gentech Instrument Electronic LTD in 1975 and 2000, respectively. He has served as the President of Chang Chen Instrument Co., LTD. and Gentech Instrument Electronic LTD since 1975 and 2000, respectively. Mr. Ko is also a board member of Chang Qun Development Co., LTD., a land development corporation in Taiwan. Mr. Ko was named to The New Millennium’s Prominent Figures in Taiwan (Finance and Economics) list published in 1999 by the International Trade Association of Taiwan Republic of China. We believe Mr. Ko is qualified to serve on our board of directors due to his prior experience on the boards of directors of other companies.

Marc Magliacano

Mr. Magliacano has served as a Director since 2020. Mr. Magliacano currently serves as a Managing Partner for L Catterton’s Flagship Buyout Fund. L Catterton is the world’s largest consumer-focused private equity firm, with approximately $27 billion of equity capital across seven fund strategies in 17 offices globally. Mr. Magliacano has been a senior investment professional at L Catterton since May 2006. Prior to joining L Catterton, from 1999 to 2006, Mr. Magliacano was a Principal at North Castle Partners, a private equity firm focused on making consumer growth investments that benefit from healthy living and aging trends. While at North Castle, Mr. Magliacano originated and executed investments in the consumer health and wellness sectors. Prior to joining North Castle, Mr. Magliacano worked at NMS Capital, the merchant bank of NationsBanc Montgomery Securities, making growth investments in early stage consumer and retail businesses. Mr. Magliacano has served on the boards of directors of a variety of private and public companies, including Peloton, Leslie’s Pool Supplies, and Restoration Hardware. Mr. Magliacano received a BS in Economics from the University of Pennsylvania’s Wharton School of Business with dual degrees in Finance and Operations and Information Management and received an MBA from Columbia Business School. We believe Mr. Magliacano is qualified to serve on our board of directors due to his prior experience on a variety of private and public company boards.

Charles Robins

Charles W. Robins has served as a Director since 2009. Mr. Robins was most recently a Partner at Weil, Gotshal & Manges in their Private Equity Group before he retired in 2008, and served as senior counsel from 2008 to 2017. Prior to joining Weil, Mr. Robins spent more than 30 years with the Boston firm of Hutchins & Wheeler (later Hutchins, Wheeler & Dittmar), where he established and built that firm’s private equity practice. Mr. Robins began his career with the office of the Chief Counsel, Internal Revenue Service in Washington, D.C., where he analyzed and developed policy issues regarding redemptive buyouts, the precursor of the modern leveraged buyout. He is a member of the American, Massachusetts and Boston Bar Associations and an overseer at the Beth Israel Deaconess Hospital in Boston. Mr. Robins graduated from Bates College with a B.A., and from Columbia Law School with an LLB. We believe Mr. Robins is qualified to serve on our board of directors due to the continuity he brings due to his extensive prior service on our board of directors and his significant legal, corporate and advisory experience.

Andrew Singer

Andrew Singer has served as a Director since 2021. Mr. Singer is a principal at Pamplona, having joined the firm in 2013. Prior to this role, Mr. Singer worked in the mergers and acquisitions practice at Merrill Lynch with a focus on branded consumer products. During his time at Pamplona, he served on the board of several companies, including Latham Pool, a leading consumer-focused manufacturer and marketer of in-ground swimming pools, Calyx, a tech-enabled clinical development business, Parexel, a global clinical research organization (“CRO”) and Spreemo, a radiology intelligence platform. Mr. Singer holds a Bachelor of Science degree in business and enterprise management from the Calloway School of Business and Accountancy at Wake Forest University. We believe Mr. Singer is qualified to serve as a member of our board of directors because of his extensive financial services experience and consumer products knowledge.

Gary E. Stevenson

Gary E. Stevenson co-founded iFIT’s predecessor company, Weslo, Inc., with Scott R. Watterson and has served as a Director since 1988. Mr. Stevenson previously served as President and Chief Operating Officer of iFIT from 1988 to 2008. In 2008, Mr. Stevenson resigned as an employee and officer of the Company after accepting a full-time assignment from The Church of Jesus Christ of Latter-day Saints, and between 2012 and 2015, served as the Presiding Bishop. Elder Stevenson currently serves as a member of the Quorum of the Twelve Apostles of The Church of Jesus Christ of Latter-day Saints Mr. Stevenson’s current and past affiliations include Utah State University President’s National Advisory Council, Utah State University College of Business and Engineering Advisory Board, Marriott School, Brigham Young University National Advisory Council, among others. Mr. Stevenson graduated from Utah State University College of Business in 1979 with a B.S. in Business Administration and a minor in Japanese. We believe Mr. Stevenson is qualified to serve as a member of our board of directors because of his extensive knowledge of the Company and our industry, his leadership in global organizations, and the continuity that he brings to our board of directors as a co-founder of our Company.

Abigail Taylor

Abigail Taylor has served as a Director since 2021. Ms. Taylor is the General Manager of Asurion’s Retail business segment, overseeing 40 clients as well as the Chief Operations Leader for the company’s Strategic Portfolio, which includes select North and South American wireless carriers and cable providers in seven countries. In this role, Ms. Taylor has led the business in winning key new accounts, serving 130 million customers, and transforming operations to a digital-first service model. Previously, Ms. Taylor built Asurion’s Customer Experience & Brand organization where she had responsibility for leading the company’s end-to-end customer experience efforts across both the Wireless Carrier and Retail businesses. Ms. Taylor joined Asurion in 2013 after spending her early career at Bain & Co, PepsiCo and The Parthenon Group in Strategy and Finance roles. Ms. Taylor holds a B.A., in Economics from Duke University and an MBA from Harvard Business School. We believe that Ms. Taylor is qualified to serve on our board of directors due to her extensive leadership experience in the retail and consumer industries.

Family Relationships

Scott R. Watterson, who is our Co-Founder, Chief Executive Officer and one of our directors, and David J. Watterson, who is our Chief Strategy Officer and one of our directors, are brothers. There are no other family relationships among any of our executive officers or directors named herein.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation will provide that our board of directors consist of between                  and                  directors. Contemporaneously with this offering, our board of directors will be composed of                  directors.

Our amended and restated certificate of incorporation will provide that our directors will be elected annually.

Director Independence and Controlled Company Exemption

We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of NASDAQ. Accordingly, we will not be required to have a majority of “independent directors” on our board of directors as defined under the rules of NASDAQ nor will we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and NASDAQ, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our Class A common stock, a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of listing.

If at any time we cease to be a “controlled company” under the rules of NASDAQ, our board of directors will take all action necessary to comply with NASDAQ corporate governance rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board Committees

Prior to the completion of this offering, our board of directors will establish an audit committee, a compensation committee and nominating and corporate governance committee. Each committee will operate under a charter that has been approved by our board of directors and will have the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. The charter of each committee will be available on our website.

Audit Committee

The primary purposes of our audit committee are to assist the board of directors’ oversight of:

•	audits of our financial statements;

•	the integrity of our financial statements;

•	our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence and performance of our independent auditor;

•	the performance of our internal audit function; and

•	certain conflicts and related person transactions.

The audit committee is currently composed of                 ,                  and                  . Upon the consummation of this offering, and prior to the listing of our Class A common stock, our audit committee will be composed of                 ,                  and                 .                  will serve as chair of the audit committee.                  qualifies as an “audit committee financial expert” as such term has been defined by the Securities and Exchange Commission in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that                  and                  meet the definition of an “independent director” for the purposes of serving on the audit committee under applicable NASDAQ rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of NASDAQ.

Compensation Committee

The primary purposes of our compensation committee are to assist the board of directors in overseeing our management compensation policies and practices, including:

•	determining and approving the compensation of our executive officers; and

•	reviewing and approving incentive compensation and equity compensation policies and programs.

The compensation committee is currently composed of                 ,                 ,                  and                 . Upon the consummation of this offering, and prior to the listing of our Class A common stock, our compensation committee will be composed of                  and                 .                  will serve as chair of the compensation committee. We intend to avail ourselves of the “controlled company” exemption under the rules of NASDAQ, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. The compensation committee will be governed by a charter that complies with the rules of NASDAQ.

Nominating and Corporate Governance Committee

The primary purposes of our nominating and corporate governance committee are to recommend candidates for appointment to the board of directors and to review the corporate governance guidelines of the Company, including:

•	identifying and screening individuals qualified to serve as directors;

•	developing, recommending to the board of directors and reviewing the Company’s corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors and its committees; and

•	reviewing on a regular basis the overall corporate governance of the Company and recommending improvements to the board of directors where appropriate.

The nominating and corporate governance committee is currently composed of                 ,                  and                .                  will serve as the chair of the nominating and corporate governance committee. We intend to avail ourselves of the “controlled company” exemption under the rules of NASDAQ, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. The nominating and corporate governance committee will be governed by a charter that complies with the rules of NASDAQ.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during fiscal 2020.

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

We intend to enter into indemnification agreements with each of our directors prior to the completion of this offering. The indemnification agreements will provide the directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will amend our code of business conduct and ethics that applies to our employees, officers and directors. The full text of our code will be available on our website located at www.ifit.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, to our code will be disclosed on our Internet website promptly following the date of such amendment or waiver.

Corporate Governance Guidelines

Our Board will adopt corporate governance guidelines in accordance with the corporate governance rules of NASDAQ that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the duties and responsibilities of the board of directors, director independence, Board leadership structure, executive sessions, CEO evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, Board agenda, materials, information and presentations, director access to company employees and independent advisers, Board communication with stockholders and others, director compensation and annual board and committee performance evaluations. A copy of our corporate governance guidelines will be posted on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to certain of our executive officers during fiscal years end May 31, 2021 and May 31, 2020. These executive officers, who consist of our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of May 31, 2021, the end of our last completed fiscal year, were:

•	Scott R. Watterson, Co-Founder, Chief Executive Officer

•	David J. Watterson, Executive Vice President, Chief Strategy Officer

•	Steven J. Barr, Executive Vice President, Chief Financial Officer

We refer to these individuals in this section as our “NEOs” or “named executive officers.”

Summary Compensation Table

The following table sets forth certain information regarding the total compensation awarded to, earned by or paid to our named executive officers for services rendered in all capacities in respect of fiscal years ended May 31, 2021 and May 31, 2020.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)(3)	Nonequity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)(4)	Total ($)
Scott R. Watterson Co-Founder, Chief Executive Officer	2021	853,635	1,440,000	—	51,015,854	—	—	1,396,770	54,706,259
	2020	744,540	2,190,000	—	—	—	—	79,001	3,013,541
David J. Watterson Executive Vice President, Chief Strategy Officer	2021	669,250	600,000	—	—	—	—	78,099	1,347,349
	2020	577,407	862,500	—	17,269,093	—	—	48,460	18,757,460
Steven J. Barr Executive Vice President, Chief Financial Officer(5)	2021	270,833	1,000,000	—	4,883,129	—	—	133,562	6,287,524

(1)	Base salary amounts represent the amount earned during the applicable fiscal year.

(2)

These amounts represents the bonuses paid for fiscal years 2021 and 2020. Cash bonus payments are generally paid in two tranches at mid-year and year-end. Bonuses are based on a percentage of the annual Adjusted EBITDA. For 2021, represents the first tranche of the annual bonus paid based on a percentage of an anticipated Adjusted EBITDA for fiscal year 2021 with the second tranche to be paid once results are determined. For Mr. S. Watterson, fiscal year 2021 includes $1,440,000 cash bonus paid on December 11, 2020. For Mr. D. Watterson, fiscal year 2021 includes $600,000 cash bonus paid on December 11, 2020. For Mr. Barr, fiscal year 2021 includes $1,000,000 cash bonus paid on April 17, 2021. For 2020, also includes bonus payments made to Messrs. S. Watterson and D. Watterson on January 22, 2020 in connection with the successful completion of the 2019 Financing Transaction. For Mr. S. Watterson, fiscal year 2020 includes $300,000 cash bonus paid on January 3, 2020, $690,000 cash bonus paid on September 9, 2020, and $1,200,000 cash bonus earned in connection with the 2019 Financing Transaction. For Mr. D. Watterson, fiscal year 2020 includes $126,000 cash bonus paid on January 3, 2020, $286,500 cash bonus paid on September 9, 2020, and $450,000 cash bonus earned in connection with the 2019 Financing Transaction.

(3)

The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to our NEOs during fiscal years 2021 and 2020 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option

Awards column are set forth in Note 19 of the notes to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our NEOs from the stock options. For Mr. D. Watterson, includes (1) the grant date fair value of an aggregate of 76,845 options in three stock option grants made on May 4, 2020, all of which were immediately exercisable and (2) the incremental fair value of an aggregate of 92,437 options previously granted to Mr. D. Watterson in 2014, which were modified in May 2020 to eliminate a performance condition related to a liquidity event, which resulted in all of such options being immediately exercisable. On June 10, 2020 after the end of the fiscal year 2020, Mr. D. Watterson exercised all of his outstanding options. For Mr. S. Watterson includes a grant date fair value of an aggregate of 282,079 stock options award on May 28, 2021, which are immediately exercisable. For Mr. Barr includes a grant date fair value of an aggregate of 27,000 stock options awarded on May 28, 2021, which vest in equal monthly installments over a two-year vesting period, with the vesting period commencing on November 1, 2020. 50% of any stock options granted to Mr. Barr that are outstanding but not yet vested and exercisable at any given time shall vest and become exercisable upon a liquidity event.

(4)

For Mr. S. Watterson, reflects $31,368 and $37,444, respectively, for fiscal year 2021 and 2020 for the personal use of a Company-provided vehicle and $10,812 and $41,557, respectively, for fiscal year 2021 and 2020 as the aggregate cost of premiums for life, welfare, and health insurance plans for senior executives and other medical expenses.

For Mr. D. Watterson, reflects $35,587 and $26,502, respectively, for fiscal year 2021 and 2020 for the personal use of a Company-provided vehicle and $16,262 and $21,958, respectively, for fiscal year 2021 and 2020 as the aggregate cost of premiums for insurance plans for senior executives and other medical expenses.

For Mr. Barr, reflects $104,170 as reimbursement for automobile purchase and $29,392 for moving expense and as the aggregate cost of premiums for insurance plans for senior executives and other medical expenses.

For Messrs. S. Watterson and D. Watterson, in fiscal year 2021, $145,250 and $26,250, respectively, of below market-loan interest based on the federal funds rate for loans that the Company extended to Messrs. S. Watterson and D. Watterson. For Mr. S. Watterson, includes $1,209,340 loan from the Company that was forgiven in fiscal year 2021. See “Certain Relationships and Related Party Transactions – Executive Loans” for a further description of the loans.

The cost of the Company-provided vehicle was determined based on the personal use of the vehicle as a percentage of total usage compared to the lease value of the vehicle.

(5)	Mr. Barr commenced service as our Chief Financial Officer on November 1, 2020.

Cash Compensation

In fiscal years 2021 and 2020, cash compensation for our NEOs was a combination of base salary and cash bonuses. Base salaries pair or earned by each of Messrs. S. Watterson, D. Watterson, and Barr are set forth in the Summary Compensation Table above in the “Salary” column. Annual cash bonuses were paid to our NEOs in two tranches at mid-year and year-end. Bonuses are based on a percentage of the annual Adjusted EBITDA. For 2021, the first tranche of the annual bonus was paid based on a percentage of an anticipated Adjusted EBITDA for fiscal year 2021 with the second tranche to be paid once results are determined. For 2021, Mr. Barr received a discretionary cash bonus of $1 million for service provided to the Company.

Equity Compensation

From time to time, we have granted equity awards in the form of qualified and nonqualified stock options to our NEOs, which may vest on the grant date or in equal installments over a three year-period and in some cases subject to a performance condition subject to a liquidity event. As described in the footnote to the Summary Compensation Table above, in May 2021, Messrs. S. Watterson and Barr were granted options to purchase an aggregate of 282,079 and 27,000 shares of our common stock, respectively. Stock options granted to Mr. Watterson were immediately vested. Stock option granted to Mr. Barr vest in equal monthly installments over a two-year vesting period, with the vesting period commencing on November 1, 2020. 50% of any stock options granted to Mr. Barr that are outstanding but not yet vested and exercisable at any given time shall vest and become exercisable upon a liquidity event. Our NEOs currently hold outstanding stock options to purchase shares of our Class A common stock that were granted under our 2014 Stock Option Plan, as set forth in the “Outstanding Equity Awards at Fiscal Year-End Table” below.

Deferred Compensation Plan

Our named executive officers are eligible to participate in the Deferred Compensation Plan for ICON Health & Fitness, Inc., which we sometimes refer to as the Deferred Compensation Plan, which permits eligible participants to make elective deferrals of up to 100% of the participant’s annual base salary, up to 100% of the participant’s annual short-term cash incentive compensation or other discretionary bonuses and up to 100% of the participant’s commissions. Deferred amounts credited to a participant’s account are generally distributed following the participant’s retirement or disability, in a lump sum or up to five annual installments, as elected by the participant. In addition, participants have the option of electing to receive in-service distributions on such date specified by the participant. Further under the Deferred Compensation Plan, a participant’s Deferred Compensation Plan account is deemed to be invested in one or more alternate investment options, such as a mutual fund, for purposes of tracking the deemed investment gain or loss on the participant’s account. The Deferred Compensation Plan is non-funded and unsecured in that it represents only a contractual promise by us to make benefit payments in the future and participants in the Deferred Compensation Plan have the status of general unsecured creditors of our Company. The Deferred Compensation Plan will continue to operate following this offering.

Offer Letters and Employment Arrangements

In connection with this offering we expect to enter into employment agreements with certain of our executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards held by our named executive officers as of May 31, 2021.

			Option Awards(1)
Name	Grant Date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Scott R. Watterson	5/28/2021	(2)	282,079	—	—	342.35	5/28/2031
David J. Watterson	—		—	—	—	—	—
Steven J. Barr	5/28/2021	(3)	6,750	20,250	—	342.35	5/28/2031

(1)	All outstanding stock option awards were granted under the 2014 Stock Option Plan and are for shares of Class A common stock.

(2)	Represents stock options granted to Mr. S. Watterson. Options granted in 2021 were immediately vested and exercisable.

(3)

Represents stock options granted to Mr. Barr. Options granted in 2021 vest in equal monthly installments over a two-year vesting period, with the vesting period commencing on November 1, 2020. 50% of any stock options granted to Mr. Barr that are outstanding but not yet vested and exercisable at any given time shall vest and become exercisable upon a liquidity event.

Employment Benefit Plans

2014 Stock Option Plan

In fiscal 2014, the Company established a stock option plan (“2014 Plan”). The 2014 Plan included a total reserved amount of 730,000 shares subject to options, stock appreciation rights, restricted stock, and other stock-based awards. On May 28, 2021, our Board of Directors approved an amendment to the 2014 Plan to increase the maximum shares available for issuance from 730,000 to 1,068,830. The Company has granted options in fiscal years 2014, 2017, 2020 and 2021 under the 2014 Plan. Options generally have a contractual term of 10 years from the grant date.

Potential Payments Upon Termination or Change-In-Control

We do not have any termination or change in control arrangements.

Non-Employee Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors for fiscal year 2021. Compensation information for Messrs. S. Watterson and D. Watterson is included in the “Summary Compensation Table” above. In fiscal year 2021, the non-employee directors as indicated below received an annual cash retainer of $40,000, payable in equal quarterly installments. Other than as set forth in the table and described herein, during fiscal year 2021, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors. We also reimburse each of our directors for all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)		Total ($)
Greg Benson	40,000	—		40,000
Karen Boykin-Towns	—	—		—
Scott Dahnke	—	—		—
Robert C. Gay	—	—		—
Alexander Hawkinson	—	—		—
Wen-Chung Ko	40,000	—		40,000
Marc Magliacano	—	—		—
Charles Robins	40,000	—		40,000
Andrew Singer	—	—		—
Gary E. Stevenson	40,000	1,793,891	(1)	1,833,891

(1)	Includes a loan initially extended in 1999 to Mr. Stevenson amounting to $990,660 and related payments of $803,231 in connection with the forgiveness of such loan in fiscal year 2021.

PRINCIPAL STOCKHOLDERS

The following table shows information as of                 , 2021 regarding the beneficial ownership of our common stock as adjusted to give effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock, by:

•	each person or group who is known by us to own beneficially more than 5% of our Class A or Class B common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on                  shares of Class A common stock and                  shares of Class B common stock outstanding as of                 , 2021 and                  shares of Class A common stock and                  shares of Class B common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or                  shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of Class A or Class B common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 1500 South West 1000, Logan, Utah, 84321.

	Shares Beneficially Owned Before this Offering				Percentage of Total Voting Power Before this Offering	Shares Beneficially Owned After this Offering				Percentage of Total Voting Power After this Offering
	Class A		Class B			Class A		Class B
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares		Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:
Scott R. Watterson
Gary E. Stevenson
Wen-Chung Ko
Robert C. Gay
Pamplona
L. Catterton

Named executive officers and directors:
Scott R. Watterson
David J. Watterson
Steven J. Barr
Everett Smith
Greg Benson
Karen Boykin-Towns
Scott Dahnke
Robert C. Gay
Alexander Hawkinson
Wen-Chung Ko
Marc Magliacano
Charles Robins
Andrew Singer
All directors and executive officers as a group (persons)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our voting securities.

2019 Financing Transaction

On November 8, 2019, we entered into a securities purchase agreement with Icon Preferred Holdings, L.P., an entity managed by Pamplona (a beneficial holder of more than 5% of our Class A common stock), pursuant to which Pamplona purchased a subordinated promissory note of the Company, with an initial $200,000,000 principal amount, and a warrant for 520,532 shares of Class A common stock of the Company (subject to vesting and adjustment), for an aggregate purchase price of $200,000,000 in cash.

The 2019 Note bears interest that accrues at a rate per annum equal to 7.0% to and including November 29, 2026, and thereafter at a rate of 10.0%. The 2019 Note must be repaid upon an initial public offering at a price equal to 150% of the principal amount thereof. In the event that Pamplona does not exercise the 2019 Warrant on or before November 29, 2024, then Pamplona’s shares under 2019 Warrant increase on each successive six month anniversary thereof, until the maximum amount of shares available is 683,964 shares of common stock of the Company; however, because the 2019 Note is expected to be repaid in full upon closing of the initial public offering, these increases will not vest. The number of shares issuable upon exercise of 2019 Warrant is subject to certain anti-dilution rights. We have made no payments pursuant to the 2019 Note, and we expect to pay approximately $300,000,000 in connection with repayment of the 2019 Note upon closing of the initial public offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Preferred Stock—2019 Note and Warrants.”

2020 Financing Transactions

On October 2, 2020, we entered into a securities purchase agreement with LC9 Connected Holdings, L.P., an entity managed by L Catterton (a beneficial holder of more than 5% of our Class A common stock) and Pamplona, pursuant to which L Catterton purchased 196 shares of Series A preferred stock of the Company and a warrant for 304,278 shares of common stock of the Company (“2020 Warrant No. 1”), for an aggregate purchase price of $196,000,000, and Pamplona purchased 14 shares of Series A preferred stock of the Company and a warrant for 21,724 shares of common stock of the Company (“2020 Warrant No. 2”), for an aggregate purchase price of $14,000,000.

Upon an initial public offering, the Company must pay in full all outstanding shares of Series A preferred stock at a price per share equal to the greater of (i) the sum of (a) the liquidation value of each outstanding share of Series A preferred stock, plus (b) all accrued but unpaid dividends and (ii) 150% of the liquidation value of such outstanding share of Series A preferred stock. We are required to pay the Company’s Series A preferred stockholders a price equal to 125% of the liquidation value of such Series A preferred stock, if an initial public offering occurs prior to September 30, 2021. Therefore, in connection with the closing of this offering, this mandatory payment will be required to be made at a price equal to 125% of the liquidation value, and at the Company’s option 50% to 80% of the 125% purchase price must be paid in cash, and the remainder of the payment is required to be made with a number of shares of Class A common stock equal to the amount of the remainder divided by 85% of the public offering price of the Class A common stock.

In the event that L Catterton does not exercise 2020 Warrant No. 1 on or before November 29, 2024, then L Catterton’s shares under 2020 Warrant No. 1 increase on each successive six month anniversary thereof, until the maximum amount of shares available is 466,646 shares of common stock of the Company. Similarly, if Pamplona does not exercise 2020 Warrant No. 2 on or before November 29, 2024, then Pamplona’s shares under 2020 Warrant No. 2 increase on each successive six month anniversary thereof, until the maximum amount of shares available is 33,334 shares of common stock of the Company. The number of shares issuable upon exercise of 2020 Warrant No. 1 and 2020 Warrant No. 2 is subject to certain anti-dilution rights. See “Management’s

Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Preferred Stock—Series A Preferred Stock and 2020 Warrants.”

Stock Redemption

During November 2020 through January 2021, the Company offered to redeem from its existing stockholders common stock, subject to certain limitations. The offer was extended to all stockholders on the same terms. Certain of the Company’s existing stockholders, including 5% stockholders and directors, agreed to participate in respect of all or a portion of their outstanding shares. In aggregate, the Company redeemed 331,088.729 shares of common stock for aggregate consideration of $13,786,534.68. The following directors and/or beneficial holders of more than 5% of our Class A common stock received the following payments for their corresponding portion of that redemption: Gary E. Stevenson ($3,000,037), Wen-Chung Ko ($3,000,358) and Robert C. Gay ($2,000,011).

Executive Loans

In October 2020, the Company extended a loan to Scott R. Watterson, our Co-Founder and Chief Executive Officer and a director, in a principal amount of $44 million. This loan matures on October 2, 2030 and bears interest at a rate of 1.12% per annum. The Company has also extended loans to David J. Watterson, our Chief Strategy Officer and a director, consisting of a loan extended in October 2020 in a principal amount of $8 million, maturing on October 2, 2030 and bearing interest at a rate of 1.12% per annum, a loan extended in June 2019 in a principal amount of $250,000, maturing on June 19, 2029 and bearing interest at a rate of 2.73%, a loan extended in August 2017 in a principal amount of $750,000, maturing on August 20, 2027 and bearing interest at a rate of 2.55%, and a loan extended in May 2021 in a principal amount of $9,329,756, maturing on May 17, 2023 and bearing interest at a rate of 0.13%. Immediately prior to the public filing of this registration statement, these loans must be repaid or otherwise terminated. For additional information see Notes 22 and 25 to the notes to our consolidated financial statements.

Employment Arrangements with Immediate Family Members of Our Executive Officers

The Company employs seven immediate family members of Scott R. Watterson (other than David J. Watterson): Blake A. Watterson (son), our Chief Operating Officer; Eric Watterson (son), our Chief Marketing Officer; Mark D. Watterson (son), our Chief Experience Officer; Nick T. Watterson (son), a product manager; Tony L. Ritchie (brother in law), our Director of Member Care; Lisa D. Bybee (sister-in-law), a Supervisor of Direct Sales; and Brian N. Green (son-in-law), a National Account Manager. The aggregate compensation paid to these immediate family members of Scott R. Watterson was $1,665,298 during the period from June 1, 2020 to February 28, 2021, $1,620,765 in fiscal 2020, $991,596 in fiscal 2019 and $1,013,184 in fiscal 2018. In addition, the Company has granted stock options to these immediate family members over             shares of stock, with a weighted average exercise price of $             per share.

The Company employs three immediate family members of David J. Watterson: Tony Smith (brother-in-law) our Chief Development Officer; David C. Watterson (son), a Marketing Director; and Cade C. Watterson (son), a marketing manager of CRM. The aggregate compensation paid to these immediate family members of David J. Watterson was $1,008,025 during the period from June 1, 2020 to February 28, 2021, $936,142 in fiscal 2020, $545,996 in fiscal 2019 and $640,938 in fiscal 2018. In addition, the Company has granted stock options to these immediate family members over             shares of stock, with a weighted average exercise price of $             per share.

Manufacturing Services Provided by Affiliates of Wen-Chung Ko

The Company obtains certain manufacturing services from affiliates of Wen-Chung Ko, a director and beneficial holder of more than 5% of our Class A common stock. The aggregate purchases of these services were $21.4 million during fiscal 2021 through fiscal Q3 2021, $18.3 million in fiscal 2020, $17.8 million in fiscal 2019 and $18.9 million in fiscal 2018.

Development Services Provided by Affiliates of Alexander Hawkinson

The Company obtains certain development services from a media company affiliated with Alexander Hawkinson, a director. The aggregate payments for these services were $1.3 million during fiscal 2021 through fiscal Q3 2021.

Amended and Restated Stockholders Agreement

Certain of our shareholders, including shareholders affiliated with Gary E. Stevenson, Scott R. Watterson, Robert C. Gay, Wen-Chung Ko, Pamplona and L Catterton have entered into an amended and restated stockholders agreement. The amended and restated stockholders agreement provides the shareholder parties with certain piggyback and demand registration rights.

Policies for Approval of Related Person Transactions

In connection with this offering, our board of directors will adopt a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification by the audit committee of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has or will have a direct or indirect material interest in such transaction. A related person includes (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of the foregoing. In reviewing and approving any related party transaction, the audit committee is tasked to consider all of the relevant facts and circumstances, and consideration of various factors enumerated in the policy.

DESCRIPTION OF MATERIAL INDEBTEDNESS

2021 Credit Agreement

We entered into the Credit Agreement, dated as of May 12, 2021 (the “2021 Credit Agreement” or the “Senior ABL Credit Agreement”), providing for an asset-based revolving credit facility (the “2021 Revolver” or the “Senior ABL Revolving Credit Facility”) with Bank of America, N.A., as administrative agent and collateral agent (in such capacities, the “Administrative Agent”), and the other financial institutions and lenders from time to time party thereto.

General

The Company is and, at the option of the Company, (i) any of the Company’s wholly-owned domestic subsidiaries (subject to certain exclusions for excluded subsidiaries including immaterial subsidiaries and captive insurance subsidiaries) (collectively with the Company, the “U.S. ABL Borrowers”), (ii) any of the Company’s wholly-owned Canadian subsidiaries (collectively, the “Canadian ABL Borrowers”) and (iii) in the sole discretion of the Administrative Agent and each of the lenders, any of the Company’s other wholly-owned foreign subsidiaries (collectively, the “Foreign ABL Borrowers” and, together with the U.S. ABL Borrowers and the Canadian ABL Borrowers, the “ABL Borrowers”) may be, a borrower under the Senior ABL Revolving Credit Facility. The Senior ABL Revolving Credit Facility provides for an asset-based revolving credit facility in the amount of up to $325.0 million, available in U.S. dollars to the U.S. ABL Borrowers and the Canadian ABL Borrowers (the “U.S. Facility”) and Canadian Dollars to the Canadian ABL Borrowers (the “Multicurrency Facility”), subject to (i) U.S. borrowing base availability (the “U.S. Borrowing Base”) and (ii) Canadian borrowing base availability (the “Canadian Borrowing Base” and, together with the U.S. Borrowing Base, the “Borrowing Base”), and includes letter of credit and swingline sub-facilities.

The Senior ABL Revolving Credit Facility matures on May 12, 2026.

Subject to certain conditions, without consent of the existing lenders (but subject to receipt of commitments), the ABL Borrowers are entitled to request additional revolving credit commitments under the Senior ABL Revolving Credit Facility up to an amount not to exceed (i)(x) the greater of $100.0 million and the amount by which the Borrowing Base exceeds the total amount of commitments at such time plus (ii) an unlimited amount with respect to incremental term facilities, (x) if incurred for purposes of a term loan facility, as long as the secured leverage ratio does not exceed 3.00 to 1.00 and (y) if unsecured, as long as the total leverage ratio does not exceed 4.00 to 1.00.

The “U.S. Borrowing Base” is defined in the Senior ABL Credit Agreement as, at any time, the sum of: (i) 100% of eligible cash of each U.S. ABL Borrower, (ii)(a) 90% of the value of all eligible accounts receivable of each U.S. ABL Borrower, (iii) 90% of the value of the eligible credit card accounts receivable of each U.S. ABL Borrower, plus (iv)(a) from June 1 through September 30 of each calendar year, the lesser of (1) 75% of the U.S. ABL Borrowers’ eligible inventory (other than eligible in-transit inventory), at such time, valued at the lower of cost or market value, determined on a first-in-first-out basis and (2) the product of 95% multiplied by the net orderly liquidation value (“NOLV”) percentage identified in the most recent inventory appraisal ordered by the Administrative Agent multiplied by the U.S. ABL Borrowers’ eligible inventory (other than eligible in-transit inventory), valued at the lower of the cost or market value, determined on a first-in-first-out basis and (b) at all other times, the lesser of (1) 75% of the U.S. ABL Borrowers’ eligible inventory (other than eligible in-transit inventory), at such time, valued at the lower the cost or market value, determined on a first-in-first-out basis and (2) the product of 90% multiplied by the NOLV percentage identified in the most recent inventory appraisal ordered by the Administrative Agent multiplied by the U.S. ABL Borrowers’ eligible inventory (other than eligible in-transit inventory), valued at the lower of the cost or market value, determined on a first-in-first-out basis, (v) the least of (a) 70% of the U.S. ABL Borrowers’ eligible in-transit inventory, at such time, valued at the lower of the cost or market value, determined on a first-in-first-out basis, (b) the product of 85% multiplied by the NOLV percentage identified in the most recent inventory appraisal ordered by the Administrative Agent multiplied by the U.S. ABL Borrower’s eligible in-transit inventory, valued at the lower of the cost or market value, determined on a first-in-first-out basis and (c) $80,000,000 or 25% of the Borrowing Base, (vi) the amount of the Canadian Borrowing Base that any U.S. ABL Borrower elects to allocate to the U.S. Borrowing Base minus (vii) the reserves on the U.S. Borrowing Base.

The “Canadian Borrowing Base” is defined in the Senior ABL Credit Agreement as, at any time, the sum of: (i) 100% of the U.S. dollar equivalent of eligible cash of each Canadian ABL Borrower, (ii)(a) 90% of the U.S. dollar value of all eligible accounts receivable of each Canadian ABL Borrower, (iii) 90% of the U.S. dollar value of the eligible credit card accounts receivable of each Canadian ABL Borrower, plus (iv)(a) from June 1 through September 30 of each calendar year, the lesser of (1) 75% of the Canadian ABL Borrowers’ eligible inventory (other than eligible in-transit inventory), at such time, valued at the lower of the U.S. dollar cost or market value, determined on a first-in-first-out basis and (2) the product of 95% multiplied by the U.S. dollar NOLV percentage identified in the most recent inventory appraisal ordered by the Administrative Agent multiplied by the Canadian ABL Borrowers’ eligible inventory (other than eligible in-transit inventory), valued at the lower of the U.S. dollar cost or market value, determined on a first-in-first-out basis and (b) at all other times, the lesser of (1) 75% of the Canadian ABL Borrowers’ eligible inventory (other than eligible in-transit inventory), at such time, valued at the lower the U.S. dollar of cost or market value, determined on a first-in-first-out basis and (2) the product of 90% multiplied by the U.S. dollar NOLV percentage identified in the most recent inventory appraisal ordered by the Administrative Agent multiplied by the Canadian ABL Borrowers’ eligible inventory (other than eligible in-transit inventory), valued at the lower of the U.S. dollar cost or market value, determined on a first-in-first-out basis, (v) the least of (a) 70% of the Canadian ABL Borrowers’ eligible in-transit inventory, at such time, valued at the lower of the U.S. dollar cost or market value, determined on a first-in-first-out basis, (b) the product of 85% multiplied by the U.S. dollar NOLV percentage identified in the most recent inventory appraisal ordered by the Administrative Agent multiplied by the Canadian ABL Borrower’s eligible in-transit inventory, valued at the lower of the U.S. dollar cost or market value, determined on a first-in-first-out basis and (c) $80,000,000 or 25% of the Borrowing Base minus (vi) the reserves on the Canadian Borrowing Base and (vii) the amount of the Canadian Borrowing Base that any U.S. ABL Borrower elects to allocate to the U.S. Borrowing Base.

Interest Rates and Fees

The revolving credit loans under the Senior ABL Credit Agreement bear interest at the ABL Borrower’s election at a rate equal to (a) in the case of U.S. dollar denominated loans borrowed by any U.S. ABL Borrower or Canadian ABL Borrower, (i) the rate for deposits in U.S. dollars in the London interbank market (adjusted for statutory reserve requirements) for the applicable interest period (“LIBO Rate”), plus an applicable margin based on the average daily excess availability as set forth below, or (ii) the base rate, which will be the highest of (x)(1) except as provided in clause (2), the rate of interest publicly announced by Bank of America, N.A. as its “Prime Rate” in the US in effect at its principal office in New York City and (2) for the purpose of U.S. dollar denominated revolving credit loans to a Canadian ABL Borrower, the rate of interest per annum publicly announced from time to time Bank of America, N.A. (acting through its Canadian branch), as its U.S. “base rate” for U.S. dollar denominated commercial loans), (y) the greater of (1) the federal funds effective rate in effect on such day plus 0.50% per annum and (z) one-month LIBOR plus 1.00% per annum, and (b) in the case of Canadian dollar denominated loans borrowed by any Canadian ABL Borrower, (i) the sum of (x) the arithmetic average of the rates offered for Canadian dollar bankers’ acceptances for the interest period or comparable or successor rates approved by Bank of America, N.A., determined by it at or about 10:00 a.m. (Toronto time) on such day (“CDOR Rate”) and (y) an applicable margin based on the average daily excess availability as set forth below, or (ii) the higher of (x) the variable per annum rate of interest designated by Bank of America, N.A. (acting through its Canadian branch) as its prime rate for commercial loans, as in effect from time to time for Canadian Dollar loans in Canada and (y) one month CDOR Rate plus 1.00% per annum. As used below, “LIBO Rate Loans” are the loans referred to in clause (a)(i) above, “CDOR Rate Loans” are the loans referred to in clause (b)(i) above, “Alternate Base Rate Loans” are the loans referred to in clauses (a)(ii) above, and “Canadian

Prime Rate Loans” are the loans referred to in clause (b)(ii) above. Alternate Base Rate Loans and Canadian Prime Rate Loans are subject to a “floor” of 0.00%, and LIBO Rate Loans and CDOR Loans are subject to a “floor” of 0.00%. The applicable margin as described herein is as follows:

Level	Excess Availability	Applicable Rate for LIBO Rate Loans or CDOR Rate Revolving Loans	Applicable Rate for Alternate Base Rate Loans or Canadian Prime Rate Loans
I	Greater than or equal to 50%	1.15%	0.15%
II	Less than 50%	1.20%	0.20%

The Senior ABL Revolving Credit Facility bears a commitment fee of 0.15% per annum on the average daily undrawn portion of the initial commitments under the Senior ABL Revolving Credit Facility, payable quarterly in arrears. The Senior ABL Revolving Credit Facility bears customary letter of credit fees.

Prepayments

If, at any time, the aggregate amount of outstanding revolving loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit under the Senior ABL Revolving Credit Facility exceeds the lesser of (x) the then total effective commitments under the Senior ABL Revolving Credit Facility and (y) the then applicable Borrowing Base, prepayments of the revolving credit loans and/or swingline borrowings (and after giving effect to such prepayment, the cash collateralization of letters of credit) will be required in an amount equal to such excess. If, at any time, the aggregate amount of outstanding revolving loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit under the U.S. Facility exceeds the then total effective commitments under the U.S. Facility, prepayments of the revolving credit loans and/or swingline borrowings (and after giving effect to such prepayment, the cash collateralization of letters of credit) under the U.S. Facility will be required in an amount equal to such excess. If at any time, the aggregate amount of outstanding revolving loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit of the U.S. ABL Borrowers exceeds the U.S. Borrowing Base minus the aggregate amount of outstanding revolving loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit of the Canadian ABL Borrowers made in reliance on the U.S. Borrowing Base, prepayments of the revolving credit loans and/or swingline borrowings (and after giving effect to such prepayment, the cash collateralization of letters of credit) of the U.S. ABL Borrowers will be required in an amount equal to such excess. If, at any time, the aggregate amount of outstanding revolving loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit under the Multicurrency Facility exceeds the then total effective commitments under the Multicurrency Facility, prepayments of the revolving credit loans and/or swingline borrowings (and after giving effect to such prepayment, the cash collateralization of letters of credit) under the Multicurrency Facility will be required in an amount equal to such excess. If at any time, the aggregate amount of outstanding revolving loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit of the Canadian ABL Borrowers exceeds the Borrowing Base minus the aggregate amount of outstanding revolving loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit of the U.S. ABL Borrowers, prepayments of the revolving credit loans and/or swingline borrowings (and after giving effect to such prepayment, the cash collateralization of letters of credit) of the Canadian ABL Borrowers will be required in an amount equal to such excess. The application of proceeds from mandatory prepayments shall not reduce the aggregate amount of loan commitments under the Senior ABL Revolving Credit Facility and amounts prepaid may be reborrowed, subject to availability and then effective commitments under the Senior ABL Revolving Credit Facility.

After the occurrence and during the continuance of a Cash Dominion Period (defined in the Senior ABL Credit Agreement as (a) specified availability being less than the greater of (i) 10.0% of Line Cap and (ii) $20.0 million or (b) the occurrence of one or more specified events of default, in the case of clause (a) for a period of five consecutive business days and for which the Administrative Agent has delivered notice that such period is in effect), to the date that specified availability shall have been in excess of such thresholds in the definition of Cash Dominion Period for 20 consecutive business days and no specified event of default has existed or been continuing, all amounts deposited in the core concentration account controlled by the administrative agent will be applied on a daily basis to the outstanding loan balances under the Senior ABL Revolving Credit Facility and certain other secured obligations then due and owing.

Voluntary reductions of the unutilized portion of the Senior ABL Revolving Credit Facility commitments and prepayments of borrowings under the Senior ABL Revolving Credit Facility are permitted at any time, in minimum principal amounts in increments of $100,000 or CA$100,000 with respect to borrowings of LIBO Rate Loans and/or CDOR Rate Loans, respectively, without premium or penalty, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period.

Guarantee; Security

All obligations under the Senior ABL Revolving Credit Facility are guaranteed by (i) iFIT Health & Fitness Inc (“Holdings”), (ii) each U.S. ABL Borrower (other than with respect to its own primary obligations) and (iii) each direct and indirect wholly-owned U.S. restricted subsidiary of the Company, other than certain excluded subsidiaries.

All obligations of each ABL Borrower and each guarantor are secured by first-priority security interests in substantially all of the tangible and intangible assets of the U.S. ABL Borrowers and the U.S. subsidiary guarantors, subject to permitted liens and other exceptions.

In addition to the guarantees set forth above, obligations of each Canadian ABL Borrower are also guaranteed by (i) each Canadian ABL Borrower (other than with respect to its own primary obligations) and (ii) each direct and indirect wholly-owned Canadian restricted subsidiary of any Canadian ABL Borrower, other than certain excluded subsidiaries.

All obligations of each Canadian ABL Borrower and each Canadian subsidiary guarantor are secured by a first priority lien on substantially all of the tangible and intangible assets of the Canadian ABL Borrowers and the Canadian subsidiary guarantors, subject to permitted liens and other exceptions.

The Senior ABL Revolving Credit Facility generally requires the security interest in deposit accounts owned by the ABL Borrowers and its subsidiaries to be perfected by control, except for certain immaterial accounts and other exceptions.

Covenants, Representations and Warranties

The Senior ABL Revolving Credit Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants are limited to the following: limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, dispositions, sale and leasebacks, swap agreements, dividends, distributions, redemptions, repurchases and other restricted payments, loans, advances, guarantees acquisitions and other investments, prepayments, redemptions and repurchases of specified indebtedness, burdensome agreements and negative pledge clauses, amendments of material documents, Canadian pension plans, passive holding company and transactions with affiliates. The negative covenants are subject to customary exceptions and permit the payment of dividends and distributions, investments, permitted acquisitions and payments or redemptions of specified junior indebtedness upon satisfaction of certain dollar baskets and a “payment condition.” The payment condition is deemed satisfied upon 30-day specified excess availability exceeding agreed upon thresholds and the absence of specified events of default and, in certain cases, pro forma compliance with a fixed charge coverage ratio of 1.00 to 1.00.

There are not any financial covenants included in the Senior ABL Credit Agreement, other than a springing minimum fixed charge coverage ratio of at least 1.00 to 1.00, which will be tested only when specified excess availability is less than the greater of (i) 10.0% of Line Cap and (ii) $20.0 million for five consecutive business days, and continuing until such time as specified availability has been in excess of such threshold for a period of 20 consecutive calendar days.

Events of Default

Events of default under the Senior ABL Credit Agreement are limited to nonpayment of principal when due, nonpayment of interest or other amounts, inaccuracy of representations or warranties in any material respect, violation of covenants, cross-default and cross-acceleration to other material debt, certain bankruptcy or insolvency events, certain ERISA and Canadian pension events, certain material judgments, actual or asserted invalidity of guarantees and certain other loan documents or security interests, failure to deliver a monthly borrowing base certificate, failure to comply with certain cash management provisions and a change of control, in each case subject to customary threshold, notice and grace period provisions.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt an amended and restated certificate of incorporation and amended and amended and restated bylaws that will become effective upon the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the completion of this offering, our authorized capital stock will consist of                  shares of our Class A common stock, $                 par value per share,                  shares of our Class B common stock, $         par value per share, and                  shares of undesignated preferred stock issued and outstanding. The Series A preferred stock will remain outstanding for so long as the 2020 Warrants remain outstanding but will have no economic, voting or other rights.

Assuming (a) the reclassification of all outstanding shares of our common stock into Class A common stock and the subsequent exchange or conversion of certain shares of Class A common stock for Class B common stock, which will occur in connection with the completion of this offering, (b) repayment of the Series A preferred stock with                  shares of our Class A common stock and cash, and repayment of the Series B preferred stock with                  shares of our Class A common stock, which will occur in connection with the completion of the offering, as of                , 2021, there were outstanding:

•	shares of our Class A common stock outstanding, held by approximately stockholders of record;

•	shares of our Class A common stock issuable upon exercise of outstanding stock options, with a weighted-average exercise price of $ per share;

•	shares of our Class A common stock issuable upon exercise of warrants, with an exercise price of $0.001 per share;

•	shares of our Class B common stock outstanding, held by the Scott R. Watterson holders; and

•	shares of our Class B common stock issuable upon exercise of outstanding stock options, held by the Scott R. Watterson holders, with a weighted-average exercise price of $ per share.

Class A Common Stock and Class B Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Following this offering, Scott R. Watterson, our Co-Founder and Chief Executive Officer, together with certain affiliated stockholders, also referred to as the Scott R. Watterson holders, will hold outstanding Class B common stock, which will represent                 % of the voting power of our outstanding capital stock. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our amended and restated certificate of incorporation will provide for the annual election of our board of directors by our stockholders.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to the prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any shares of preferred stock outstanding at that time.

Change of Control Transactions

In the case of any distribution or payment in respect of the shares of our Class A common stock or Class B common stock upon a merger or consolidation with or into any other entity, or other substantially similar transaction, the holders of our Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to the holder of a share Class B common stock have ten times the voting power of any securities distributed to the holder of a share of Class A common stock (or another difference that corresponds to the differences in rights between Class A and Class B common stock as set forth in the amended and restated certificate of incorporation), or such merger, consolidation, or other transaction is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers and subsequent transfer to family members of the holders, trusts for the benefit of the holders or their family members, and partnerships, corporations, and other entities owned or controlled by the holders or their family members. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the date that is the earlier of (i) the date specified by a vote of the holders of 66 2⁄3% of the then outstanding shares of Class B common stock and (ii) the date the shares of Class B common stock cease to represent at least 15% of all outstanding shares of our common stock. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into Class A common stock, the Class B common stock may not be reissued.

Preferred Stock

Pursuant to the provisions of our amended and restated certificate of incorporation, each currently outstanding share of preferred stock will automatically be converted into shares of Class A common stock effective upon the completion of this offering. Following this offering, no shares of preferred stock will be outstanding.

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of February 28, 2021, we had outstanding options to purchase an aggregate of                  shares of our Class A common stock, with a weighted-average exercise price of $                 per share, and outstanding options to purchase an aggregate of                  shares of our Class B common stock, with a weighted-average exercise price of $                 per share. Since February 28, 2021, we have granted options to purchase an aggregate of                  shares of our Class A common stock, with a weighted-average exercise price of $                 per share, and options to purchase an aggregate of                  shares of our Class B common stock, with a weighted-average exercise price of $                 per share, pursuant to compensation arrangements or our equity plans.

Warrants

As of February 28, 2021, we had outstanding warrants to purchase up to                  shares of our Class A common stock at an exercise price of $0.001. See “Certain Relationships and Related Party Transactions—2019 Financing Transaction; —2020 Financing Transactions.”

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Although we have opted out of DGCL Section 203, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL but provides that the Scott R. Watterson holders and any of their permitted successors and any group as to which such persons are party do not constitute interested stockholders for purposes of these provisions for so long as they collectively own, directly or indirectly, 15% or more of the voting power of our then outstanding shares of voting stock. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•

Dual Class Common Stock. As described above in the section titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our amended and restated certificate of incorporation and amended and amended and restated bylaws will provide that the vote of holders of a majority of the then outstanding shares of Class B common stock, voting as a separate class, will be required to amend provisions of our amended and restated certificate of incorporation and amended and amended and restated bylaws affecting the rights of holders of Class B common stock. Our amended and restated certificate of incorporation will provide that any other amendments to our amended and restated certificate of incorporation will require the approval of the majority of the combined vote of our then-outstanding shares of Class A and Class B common stock. Our amended and amended and restated bylaws will provide that any other amendments to our amended and restated bylaws will require the approval of the board of directors or the majority of the combined vote of our then-outstanding shares of Class A and Class B common stock.

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation and amended and amended and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our president or our chief executive officer. Our amended and restated certificate of incorporation will provide that our stockholders may take action by written consent. When the outstanding shares of Class B common stock represent less than a majority of the combined voting power of our common stock, our stockholders will no longer be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and amended and restated bylaws will not provide for cumulative voting.

•

Issuance of Undesignated Preferred Stock. After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, except for, as to each of (i) through (iv) above, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims. The federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, the Exchange Act, or the rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision.

Listing

We intend to apply to have our Class A common stock listed on NASDAQ under the symbol “IFIT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding stock options in the public market following this offering could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have                  shares of our Class A common stock outstanding (or                  shares, if the underwriters exercise their option to purchase additional shares in full) and                  shares of our Class B common stock outstanding. Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining outstanding shares will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements and Registration Rights

We, each of our directors and executive officers and other shareholders, option holders and warrant holders owning substantially all of our common stock and options or warrants to acquire common stock, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus.

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our Class A common stock outstanding; or

•	the average weekly reported trading volume of our Class A common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately                  shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register                  shares of our Class A common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following summary describes the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of our Class A common stock. This summary applies only to Non-U.S. Holders that purchase our Class A common stock in this offering and hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment purposes). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that that are subject to special treatment under the Code, such as:

•	insurance companies, banks, and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement;

•	non-U.S. governments and international organizations;

•	Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services;

•	dealers and traders in securities and persons that elect mark-to-mark treatment;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than five percent of our Class A common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy; and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly with retroactive effect, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court. This summary does not address the potential application of the alternative minimum tax or the Medicare contribution tax on certain “net investment income” within the meaning of Section 1411 of the Code and does not discuss state or local taxes, U.S. federal gift, and estate tax laws or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Class A common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States,

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof, or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our Class A common stock are urged to consult their own tax advisors.

PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second immediately preceding year, are counted.

Resident aliens generally are subject to U.S. federal income taxation as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock.

Distributions

We do not expect to make any regular cash distributions on our Class A common stock in the foreseeable future. If we do make distributions on our Class A common stock, however, distributions made to a Non-U.S. Holder of our Class A common stock generally will be treated as dividends in respect of our Class A common stock for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits, the excess amount will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our Class A common stock and thereafter as gain realized on the sale or exchange of our Class A common stock as described below under “Gain on Disposition of Our Class A Common Stock.”

Any distribution on our Class A common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form

W-8BEN-E, or other appropriate or successor form, certifying under penalty of perjury the Non-U.S. Holder’s entitlement to benefits under that income tax treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor regarding your entitlement to benefits under any applicable income tax treaty.

Withholding agents generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that the holder maintains in the United States) if certification and disclosure requirements are satisfied and a properly executed IRS Form W-8ECI (or successor form), stating that the dividends are so connected is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis substantially in the same manner as if the Non-U.S. Holder was a United States person. A Non-U.S. Holder that is a corporation for U.S. tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the sections below titled “Backup Withholding and Information Reporting” and “Foreign Accounts” for additional withholding rules that may apply to any dividends paid.

Gain on Disposition of Our Class A Common Stock

Subject to the discussions below under the section titled “Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (1) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that the holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of (A) the five-year period preceding such disposition or (B) the holder’s holding period in the Class A common stock.

If you are a Non-U.S. Holder described in (1) above, you will be subject to U.S. federal income tax on the net gain derived from the sale on a net income basis substantially in the same manner applicable to United States persons. Non-U.S. Holders that are corporations for U.S. federal income tax purposes described in (1) above may also be subject to the additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). If you are an individual Non-U.S. Holder described in (2) above, you will be subject to tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if the fair market value of our “United States real property interests” (as defined in the Code and applicable U.S. Treasury regulations) equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and other assets used or held for use in a trade or business (as determined for U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation depends on the fair market value of our United States real property interests and other business assets, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, or constructively, no more than five percent of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our Class A common stock is “regularly traded” on an established securities market within the meaning of applicable Treasury regulations during such period. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market.

Backup Withholding and Information Reporting

Generally, the applicable withholding agent must report information to the IRS with respect to any distributions made to a Non-U.S. Holder on our Class A common stock, including the amount of any dividends, the name and address of the Non-U.S. Holder, and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in a country in which a Non-U.S. Holder resides or is established.

Dividends paid to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or successor form), as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge, or reason to know, the recipient is a United States person or that the conditions of such other exemption are not, in fact, satisfied.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a Non-U.S. Holder’s disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or successor form), as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, and, depending on the circumstances, backup withholding purposes, certain U.S. related brokers may be treated in a manner similar to U.S. brokers. Additionally, information reporting and backup withholding requirements may apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the recipient is, in fact, a United States person or that the conditions of such other exemption are not, in fact, satisfied.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), on certain types of payments, including dividends on our Class A common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph is generally not reduced under income tax treaties with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of Class A common stock on or after January 1, 2019, recently proposed U.S. Treasury regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of stock entirely.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Barclays Capital Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock listed on NASDAQ under the symbol “IFIT.”

We and all directors and officers and holders of substantially all our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, subject to limited exceptions during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Morgan Stanley & Co. LLC and BofA Securities, Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no securities have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

In relation to the United Kingdom, no shares of Class A common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression ‘‘UK Prospectus Regulation’’ means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are ‘‘qualified investors’’ (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as ‘‘relevant persons’’) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (‘‘Companies (Winding Up and Miscellaneous Provisions) Ordinance’’) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (‘‘Securities and Futures Ordinance’’), or (ii) to ‘‘professional investors’’ as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a ‘‘prospectus’’ as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (‘‘Regulation 32’’).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (‘‘CMP Regulations’’)) that the shares of Class A common stock are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the ‘‘Corporations Act’’);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (‘‘ASIC’’), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (‘‘Exempt Investors’’).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within twelve months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of twelve months from the date of issuance and sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Dubai International Financial Centre (‘‘DIFC’’)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (‘‘DFSA’’). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (‘‘SIX’’) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (‘‘FINMA’’), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (‘‘CISA’’). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the Class A common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements as of May 31, 2019 and 2020, and for each of the two years in the period ended May 31, 2020, included in this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

This registration statement, including its exhibits and schedules, will be filed with the SEC. The SEC maintains a website at (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iFIT Health & Fitness Inc and subsidiaries (the “Company”) as of May 31, 2019 and 2020, the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit, and cash flows, for each of the two years in the period ended May 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Salt Lake City, Utah

March 26, 2021

We have served as the Company’s auditor since 2021.

iFIT Health & Fitness Inc

Consolidated Balance Sheets

(expressed in thousands, except share and per share amounts)

	May 31, 2019	May 31, 2020	February 28, 2021
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$23,771	$100,321	$380,465
Accounts receivable, net	73,160	73,828	200,100
Inventories	105,387	81,581	300,575
Prepaid expenses	3,641	4,258	10,519
Other current assets	13,524	17,573	43,861

Total current assets	219,483	277,561	935,520

Property and equipment, net	34,433	37,560	65,292
Goodwill	5,322	5,220	5,678
Intangible assets, net	3,600	2,979	3,524
Deferred income tax assets	615	—	—
Other non-current assets	42,372	48,809	65,684

Total assets	$305,825	$372,129	$1,075,698

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	159,856	113,178	460,280
Accrued expenses and other current liabilities	21,566	42,134	75,718
Current portion of deferred revenue	61,833	106,052	210,896

Total current liabilities	243,255	261,364	746,894

Long-term debt, net	102,500	139,842	152,268
Mandatorily redeemable preferred stock	8,956	—	204,730
Deferred income tax liabilities	888	837	837
Deferred revenue	40,157	55,687	92,973
Warrant liabilities	—	54,349	337,686
Embedded derivative liabilities	—	31,600	113,700
Other non-current liabilities	9,763	9,606	13,528

Total liabilities	$405,519	$553,285	$1,662,616

Commitments and contingencies (see Note 17)

Stockholders’ deficit:
Common stock, $0.001 par value; 12,000,000 authorized shares; 6,515,656 shares issued and outstanding as of May 31, 2019 and 2020, and 6,353,849 shares issued and outstanding as of February 28, 2021 (unaudited), inclusive of treasury stock below	6	6	6
Additional paid-in capital	203,976	223,255	272,224
Accumulated deficit	(281,900)	(380,443)	(778,647)
Accumulated other comprehensive loss	(10,840)	(11,816)	(8,742)
Treasury stock, at cost; 196,720, 211,870 and 407,123 shares as of May 31, 2019 and 2020 and February 28, 2021 (unaudited), respectively	(10,936)	(12,158)	(71,759)

Total stockholders’ deficit	(99,694)	(181,156)	(586,918)

Total liabilities and stockholders’ deficit	$305,825	$372,129	$1,075,698

The accompanying notes are an integral part of the consolidated financial statements.

iFIT Health & Fitness Inc

Consolidated Statements of Operations and Comprehensive Income (Loss)

(expressed in thousands, except share and per share amounts)

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
			(Unaudited)
Revenue:
Interactive fitness products	$626,189	$727,703	$497,991	$1,137,974
Subscription	73,776	123,977	76,466	162,433

Total revenue	699,965	851,680	574,457	1,300,407

Cost of revenue:
Interactive fitness products	444,908	503,353	354,276	721,264
Subscription	13,226	19,362	13,764	19,085

Total cost of revenue	458,134	522,715	368,040	740,349

Gross profit	241,831	328,965	206,417	560,058
Operating expenses:
Sales and marketing	193,173	278,492	194,251	437,465
Research and development	20,898	23,122	16,540	25,067
General and administrative	48,892	77,105	46,096	98,926

Total operating expenses	262,963	378,719	256,887	561,458

Loss from operations	(21,132)	(49,754)	(50,470)	(1,400)
Other expense (income):
Interest expense	15,368	15,496	9,907	20,389
Change in fair value of warrant liabilities	—	9,396	385	152,523
Change in fair value of embedded derivative liabilities	—	20,200	4,600	37,200
Loss on issuance of mandatorily redeemable preferred stock and warrants	—	—	—	173,400
Gain on the sale of subsidiary	(111,800)	—	—	—
Other expense (income), net	(2,000)	1,228	(127)	1,187

Total other expense (income), net	(98,432)	46,320	14,765	384,699

Income (loss) before provision for income taxes	77,300	(96,074)	(65,235)	(386,099)
Provision for income taxes	20,733	2,469	162	243

Net income (loss)	$56,567	$(98,543)	$(65,397)	$(386,342)

Undistributed earnings allocated to participating securities	(7,496)	—	—	—

Net income (loss) available to common shareholders	$49,071	$(98,543)	$(65,397)	$(386,342)

Net income (loss) per share attributable to common stockholders:
Basic	$8.68	$(17.48)	$(11.60)	$(64.52)

Diluted	$8.68	$(17.48)	$(11.60)	$(64.52)

Shares used to compute net income (loss) per share attributable to common stockholders:
Basic	5,652,236	5,637,872	5,638,137	5,988,375

Diluted	5,652,236	5,637,872	5,638,137	5,988,375

Other comprehensive income (loss):

Unrealized gain (loss) on foreign currency contract hedges, net of income taxes of $0 and $0 in fiscal 2019 and 2020, respectively, and net of income taxes of $84 and $0 for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively.	253	(343)	202	(2,907)
Foreign currency translation adjustment, net of income taxes of $406 and $15 in fiscal 2019 and 2020, respectively, and net of income taxes of $170 and $0 for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively.	(2,763)	(633)	73	5,981

Comprehensive income (loss)	$54,057	$(99,519)	$(65,122)	$(383,268)

The accompanying notes are an integral part of the consolidated financial statements.

iFIT Health & Fitness Inc

Consolidated Statements of Stockholders’ Deficit

(expressed in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount		Shares	Amount
Balance as of June 1, 2018	6,515,656	$6	$203,976	196,720	$(10,936)	$(342,716)	$(8,330)	$(158,000)
Adoption of ASC 606	—	—	—	—	—	4,249	—	4,249
Net income	—	—	—	—	—	56,567	—	56,567
Other comprehensive loss	—	—	—	—	—	—	(2,510)	(2,510)

Balance as of May 31, 2019	6,515,656	6	203,976	196,720	(10,936)	(281,900)	(10,840)	(99,694)
Stock-based compensation	—	—	18,057	—	—	—	—	18,057
Loans to management	—	—	1,222	15,150	(1,222)	—	—	—
Net loss	—	—	—	—	—	(98,543)	—	(98,543)
Other comprehensive loss	—	—	—	—	—	—	(976)	(976)

Balance as of May 31, 2020	6,515,656	6	223,255	211,870	(12,158)	(380,443)	(11,816)	(181,156)
Stock-based compensation (unaudited)	—	—	43,205	—	—	—	—	43,205
Loans to management (unaudited)	—	—	7,601	195,253	(59,601)	—	—	(52,000)
Common share redemption (unaudited)	(331,089)	(0)	(1,925)	—	—	(11,862)	—	(13,787)
Exercise of common stock options (unaudited)	169,282	0	88	—	—	—	—	88
Net loss (unaudited)	—	—	—	—	—	(386,342)	—	(386,342)
Other comprehensive income (unaudited)	—	—	—	—	—	—	3,074	3,074

Balance as of February 28, 2021 (unaudited)	6,353,849	$6	$272,224	407,123	$(71,759)	$(778,647)	$(8,742)	$(586,918)

Balance as of May 31, 2019	6,515,656	$6	$203,976	196,720	$(10,936)	$(281,900)	$(10,840)	$(99,694)
Stock-based compensation (unaudited)	—	—	790	—	—	—	—	790
Loans to management (unaudited)	—	—	1,222	15,150	(1,222)	—	—	—
Net loss (unaudited)	—	—	—	—	—	(65,397)	—	(65,397)
Other comprehensive income (unaudited)	—	—	—	—	—	—	275	275

Balance as of February 29, 2020 (unaudited)	6,515,656	$6	$205,988	211,870	$(12,158)	$(347,297)	$(10,565)	$(164,026)

The accompanying notes are an integral part of the consolidated financial statements.

iFIT Health & Fitness Inc

Consolidated Statements of Cash Flows

(expressed in thousands)

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
			(Unaudited)
Operating Activities:
Net income (loss)	$56,567	$(98,543)	$(65,397)	$(386,342)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Amortization of debt discount and issuance costs and write-off of deferred financing fees	5,573	2,698	1,388	3,879
Provision for doubtful accounts	1,278	10,562	4,087	10,126
Gain on disposal of property and equipment	(1,257)	(77)	(74)	(51)
Gain on sale of subsidiary	(111,800)	—	—	—
Deferred income taxes	18,496	901	(245)	(1,049)
Stock-based compensation expense	—	18,059	790	44,008
Depreciation and amortization	16,720	18,031	13,455	11,050
Amortization of content costs	2,567	5,065	3,584	6,062
Unrealized loss on investment securities	43	1,428	—	—
Change in fair value of warrant liabilities	—	9,396	385	152,523
Change in fair value of embedded derivative liabilities	—	20,200	4,600	37,200
Warrants issuance costs	—	2,105	2,105	2,070
Paid-in-kind interest	841	3,815	912	16,233
Loss on issuance of mandatorily redeemable preferred stock and warrants	—	—	—	173,400
Gain on extinguishment of mandatorily redeemable preferred stock	—	(2,232)	(2,232)	—
Other non-cash items	2,268	2,829	1,894	1,369
Changes in operating assets and liabilities
Accounts receivable	(15,891)	(11,231)	(11,002)	(136,398)
Inventories	(11,766)	20,905	(47,284)	(220,414)
Prepaid expenses and other assets	(6,689)	(10,426)	(10,923)	(54,335)
Accounts payable, accrued expenses and other current liabilities	40,492	(24,762)	23,722	384,989
Deferred revenue	18,945	59,750	31,345	142,129
Other liabilities	(355)	(586)	(642)	423

Net cash provided by (used in) operating activities	$16,032	$27,887	(49,532)	186,872

Investing Activities:
Purchase of property and equipment	(16,190)	(19,884)	(14,065)	(39,284)
Proceeds from disposal of property and equipment	1,237	77	74	51
Additions to intangible assets	(795)	(511)	(196)	(1,108)
Purchase of investment securities	(3,973)	(6,259)	(2,253)	(3,043)
Sale of investment securities	3,965	158	—	4,878
Proceeds from sale of subsidiary	128,934	—	—	—

Net cash provided by (used in) investing activities	$113,178	$(26,419)	$(16,440)	$(38,506)

Financing Activities:
Proceeds from line of credit	136,252	164,638	114,482	—
Payments on line of credit	(141,502)	(267,138)	(177,482)	—
Proceeds from issuance of note and warrant	—	200,000	200,000	—
Proceeds from issuance of mandatorily redeemable preferred stock and warrants	—	—	—	210,000
Payments on long-term debt	(118,750)	—	—	—
Payments on mandatorily redeemable preferred stock	—	(9,300)	(9,300)
Payments on capital leases	(87)	(87)	(65)	(15)
Payments of financing fees	—	(12,989)	(10,864)	(13,122)
Repurchase of common stock	—	—	—	(65,787)
Proceeds from the exercise of stock options	—	—	—	88

Net cash provided by (used in) financing activities	$(124,087)	$75,124	$116,771	$131,164

Effect of exchange rates on cash	(300)	(42)	95	614
Net increase in cash and cash equivalents	4,823	76,550	50,894	280,144
Cash and cash equivalents, beginning of period	18,948	23,771	23,771	100,321

Cash and cash equivalents, end of period	$23,771	$100,321	$74,665	$380,465

Supplemental disclosures of cash flow:
Cash paid for interest	7,660	6,322	5,695	523
Cash paid for income taxes	1,948	1,694	1,432	7,131
Non-cash treasury stock	—	1,222	—	7,601

The accompanying notes are an integral part of the consolidated financial statements.

iFIT Health & Fitness Inc

Notes to Consolidated Financial Statements

1.	Description of Business

iFIT Health & Fitness Inc and subsidiaries (“iFIT” or the “Company”) is a vertically integrated business in health, fitness, and wellness technology. The Company provides a platform which delivers interactive, personalized training to its users through immersive experiences using a broad array of equipment and products. The Company is principally involved in the development, manufacturing and distribution of home fitness equipment. At the core of the Company’s integrated platform is the patented iFIT® technology which allows users to access a full ecosystem of online workouts, health and wellness content, and digital tracking features from any smart device and location. The Company, through its subsidiary FG Assurance, Inc. (“FG Assurance”), also provides product liability and extended warranty coverages related to the manufacture and sale of exercise equipment.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses from operations of $21.1 million, $49.8 million, $50.5 million and $1.4 million for fiscal 2019 and 2020, and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively. As of May 31, 2019 and 2020, and February 28, 2021 (unaudited), the Company had accumulated deficits of $281.9 million, $380.4 million, and $778.6 million, respectively. However, as of May 31, 2020 and February 28, 2021 (unaudited), the Company had cash and cash equivalents of $100.3 million and $380.5 million, respectively. The Company also had positive operating cash flows of $16.0 million and $27.9 million for fiscal 2019 and 2020, respectively, and operating cash outflows of $49.5 million and operating cash inflows of $186.9 million for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively. Further, the Company had an additional $80.9 million and $168.6 million of available cash under its line of credit as of May 31, 2020 and February 28, 2021 (unaudited), respectively (see Note 13). The Company’s currently available cash and cash equivalents, along with available borrowings, are sufficient to meet the Company’s anticipated cash needs for at least 12 months. Management considers that there are no conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern for a period of at least 12 months from the date the financial statements are issued.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

In preparing its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, the Company makes assumptions, estimates, and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to the realizability of inventory, sales returns, allowance for doubtful accounts, reserves for advertising discounts, fair value measurements including common stock, embedded derivatives and warrant liabilities valuations, product warranty, useful lives of property and equipment including internal use software, capitalized iFIT content, and finite-lived intangible assets, accounting for income taxes, impairment analyses of goodwill and other long-lived assets, stock-based compensation expense, standalone selling price for contracts with multiple performance obligations and timing of revenue recognition, and commitments and contingencies. The Company’s estimates are based on historical experience and on its future expectations that are believed to be reasonable. Actual results may differ from its current estimates and those differences may be material.

During the first quarter of fiscal year 2021, the Company reevaluated the estimated useful life of its capitalized software. As a result, the Company determined that the estimated useful life of its capitalized software should be increased from 2 years as originally estimated to 3 years. The Company accounted for the change in the useful life of the capitalized software as a change in accounting estimate beginning June 1, 2020. For the nine months ended February 28, 2021, the impact of the change in estimate resulted in a reduction of net loss of $4.4 million.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, which include entities in the United States, Canada, Europe and China. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The Company’s subsidiary, FG Assurance, has a fiscal year end of December 31 due to stand-alone statutory reporting requirements. As the fiscal year end for this subsidiary differs from the Company’s fiscal year end by more than three months, the Company has included the financial position and results of operations for this entity as of and for the twelve months ended March 31, 2019 and 2020, and as of and for the nine months ended December 31, 2019 and 2020 in the consolidated financial statements. This represents the dates through which the most recent information for FG Assurance is available when the Company prepares its consolidated financial statements. No events or transactions occurred subsequent to December 31, 2020 that would have materially affected the consolidated financial statements, results of operations, or cash flows.

On March 28, 2019, the Company entered into a joint-venture agreement with Xiamen Cowell Industrial Ltd. (“Cowell”) to jointly establish ICON (Hangzhou) Fitness Equipment Co., Ltd. (the “Joint Venture”). The Joint Venture was formed to sell and distribute certain products as well as to provide after-sale services, technology services, and maintenance services within China, Hong Kong, Macau, and Taiwan. The Company owns 49% of the Joint Venture and does not have the power to make any decision unilaterally in the Joint Venture. The Company also holds a call option for the remaining 51% of the Joint Venture from Cowell that may be exercised any time after April 30, 2023. The day-to-day operations of the Joint Venture are managed by a related party to Cowell.

The Joint Venture is classified as a variable interest entity (“VIE”) as the Joint Venture does not have sufficient equity investment at risk to finance its operating activities without additional financial support. Other than an initial equity contribution, the Company has no further financial obligation to fund the Joint Venture. Cowell is solely obligated for providing all operating capital needs of the Joint Venture. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 810, Consolidation, a VIE is consolidated in the financial statements if the Company has the power to direct activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company has determined the exercise of the call option to be impractical, and combined with the other facts previously described, has concluded the Company does not have the power to direct activities that most significantly impact the economic performance of the VIE. As a result, the Company is not the primary beneficiary of the Joint Venture and does not consolidate the Joint Venture. The investment in the Joint Venture is accounted for using the equity method of accounting and is included within other non-current assets.

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated balance sheet as of February 28, 2021, and the interim consolidated statements of operations and comprehensive income (loss), cash flows and stockholders’ deficit for the nine months ended February 29, 2020 and February 28, 2021 are unaudited. The interim financial statements have been prepared on the same basis as the annual financial statements, and in management’s opinion, include all adjustments of a normal recurring nature for the fair presentation of the Company’s financial position as of February 28, 2021 and its results of operations and cash flows for the nine months ended February 29, 2020 and February 28, 2021. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the nine-month periods are also unaudited. The results of operations for the nine months ended February 28, 2021 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal and other fees related to the Company’s proposed initial public offering. Upon consummation of the initial public offering, the deferred offering costs will be reclassified to stockholders’ deficit and recorded against the proceeds from the offering. In the event the offering is abandoned, deferred offering costs will be expensed. The Company has capitalized $2.1 million of deferred offering costs within other non-current assets in the consolidated balance sheet as of February 28, 2021 (unaudited). There were no offering costs capitalized as of May 31, 2019 and 2020.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by its chief operating decision maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM of the Company is the chief executive officer. The Company operates in the health and fitness industry and provides a platform which delivers an interactive, personalized, training to its users and determined that it has two reportable segments: Interactive Fitness Products and Subscription. Refer to Note 21 for further discussion of the Company’s segment reporting structure.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and derivative instruments. Cash and cash equivalents are deposited with high quality financial institutions and may, at times, exceed federally insured limits. Management believes that the financial institutions that hold the Company’s deposits are financially credit worthy and, accordingly, minimal credit risk exists with respect to those balances. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal interest rate risk.

The Company’s cash flow hedges, which are accounted for as derivative instruments, expose it to credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. The Company seeks to mitigate this risk by limiting counterparties to major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis.

Supplier Concentration

The Company relies on third parties for the supply and manufacture of its products, as well as third-party logistics providers both domestically and internationally. A significant disruption in the operations of these manufacturers would impact the production of the Company’s products for a substantial period of time, which could have a material effect on the Company’s business, financial condition and results of operations. The Company had certain suppliers whose purchases individually represented 10% or more of the Company’s total purchases. Purchases of finished goods from these suppliers amounted to the following percentages of total purchases in the periods presented:

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
			(Unaudited)
Supplier A	27%	28%	28%	20%
Supplier B	11	16	17	27
Supplier C				11

Customer Concentration

The Company has no customers whose revenue individually represented greater than 10% of total revenues for fiscal 2019 and 2020, or for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short-term investments purchased with original maturities of three months or less and money market accounts.

Accounts Receivable, Net

Accounts receivable consist of receivables from retail and commercial customers as well as amounts due from third-party sales processors. Accounts receivable are recorded net of an allowance for doubtful accounts estimated using an analysis of overall receivables aging, specific receivables at risk of not being paid, past collection experience, and current economic trends.

Accounts receivable are also recorded net of a reserve for advertising discounts and a refund liability, which represent a reduction to revenue from retail customers (i.e. credit memos). The credit memos represent the Company’s refund liability for returns from retail customers. The Company estimates its credit memos based on historical sales returns, other known factors, and the Company’s return policy. Estimated sales returns are recorded on a gross basis, as a reduction to revenue, with the expected return recorded as a reduction to accounts receivable. If future sales returns differ from the historical data the Company uses to calculate these estimates, the amount of the credit memos and corresponding revenue are adjusted in the period in which such costs occur. The refund liability for returns from non-retail customers is included within accrued expenses in the consolidated balance sheets.

Inventories

Inventories consist primarily of raw materials (principally parts and supplies) and finished goods. Inventories are valued at the lower of cost or net realizable value, and cost is determined using standard costs which approximate actual cost using the first-in, first-out (FIFO) inventory method. The Company maintains inventory in various distribution centers, manufacturing locations and third-party warehouses. The Company reviews inventories on hand and records allowances for estimated excess, slow moving and obsolete inventory. Inventories are written down that have a carrying value in excess of net realizable value.

Investment Securities

The Company records its investment securities at fair value and records the related gains and losses through other expense (income) in the consolidated statements of operations and comprehensive income (loss). The investment securities have maturities of less than one year and are classified within other current assets in the consolidated balance sheets.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Management periodically evaluates the recoverability of property and equipment, based on estimated future cash flows, and makes provisions, where appropriate, for amounts that will not be recovered. Depreciation expense of property and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets. The Company capitalizes property and equipment costs related to tooling used in the manufacturing of products sold to its customers. Expenditures for upgrades and improvements are capitalized and expenditures for maintenance and repairs are expensed as incurred. For leasehold improvements, the useful life is the lesser of the applicable lease term or the expected asset life. Capital lease assets are included in property and equipment in the Company’s consolidated balance sheets.

The Company capitalizes certain eligible software development costs incurred in connection with its internal use software in accordance with ASC 350-40, Internal-use Software. These capitalized costs also relate to the Company’s iFIT software that is accessed by its customers on a subscription basis as well as certain costs associated with its information systems. Capitalized software costs are amortized over the estimated useful life, which beginning on June 1, 2020, is three years. Capitalization begins once the application development stage begins, management has authorized and committed to funding the project, it is probable the project will be completed, and the software will be used to perform the function intended. Internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. The Company expenses all costs incurred that relate to planning and post-implementation phases of development.

During fiscal 2019 and 2020 and during the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the Company capitalized $11.6 million, $14.1 million, $10.3 million and $19.8 million, respectively, of software development costs. Such costs are included in property and equipment in the consolidated balance sheets. Amortization expense of software developed for internal use is included within general and administrative expense, except amortization expense related to iFIT software which is included in cost of revenue for subscription in the consolidated statements of operations and comprehensive income (loss). As of May 31, 2019 and 2020, February 29, 2020 (unaudited) and February 28, 2021 (unaudited), unamortized internal use software and iFIT development costs totaled $12.2 million, $14.4 million, $13.7 and $23.5 million, respectively, and are included in property and equipment, net.

Capitalized iFIT Content

Capitalized iFIT content costs include certain expenditures to develop video and live content for the Company’s customers. The Company capitalizes production costs for live and recorded iFIT content in accordance with ASC 926-20, Entertainment-Films - Other Assets - Film Costs. The Company recognizes capitalized iFIT content, net of accumulated amortization, within other non-current assets in the consolidated balance sheets and recognizes the related amortization expense as a component of cost of revenue for subscription in the consolidated statements of operations and comprehensive income (loss). Costs which qualify for capitalization include production costs, development costs, direct costs, labor costs, and production overhead. Expenditures for capitalized iFIT content are included within operating activities in the consolidated statements of cash flows.

Based on certain factors, including historical and estimated user viewing patterns, the Company amortizes individual titles within the iFIT content library on a straight-line basis over a three-year useful life. The Company reviews factors impacting the amortization of the capitalized iFIT content on an ongoing basis. Estimates related to these factors require considerable management judgment.

The Company’s business model is subscription based as opposed to generating revenues at a specific title level. Therefore, all content assets are monetized as part of a single asset group. The content is assessed at the group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that fair value may be less than unamortized cost. Unamortized costs are assessed for impairment regardless of whether the produced content is completed. To date, the Company has not recognized an impairment with regards to the fair value of its content portfolio. If circumstances in the future suggest that an impairment may exist, these aggregated content assets will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired in a business combination. Goodwill is tested for impairment annually at the beginning of the fourth quarter or more frequently when a triggering event occurs that indicates that the fair value of the reporting unit to which it is assigned may be below its carrying amount. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If factors indicate that the fair value of the reporting unit is less than its carrying amount, the Company performs a quantitative assessment and the fair value of the reporting unit is determined by analyzing the expected present value of future cash flows. If the carrying amount of the reporting unit is greater than its fair value, the reporting unit’s goodwill is impaired. The goodwill impairment is equal to the difference between the carrying amount of the reporting unit and its fair value, not to exceed the carrying amount of the goodwill.

The Company performed a qualitative assessment at the beginning of the fourth quarter for fiscal 2019 and 2020, and based on this assessment, the Company determined that it was not more-likely-than-not that goodwill was impaired.

Intangible Assets

Intangible assets consist of patents and trademarks. Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. The Company assesses the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated cumulative undiscounted cash flows from that asset are less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset, which is generally based on discounted cash flows. There were no impairments of long-lived assets recorded during fiscal 2019 and 2020, or during the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited).

Reinsurance Deposit

Funds are held on deposit with an unrelated insurance company (ceding insurer) in accordance with the reinsurance agreement between the insurer and FG Assurance in order to provide security for and convenient payment of the Company’s future insurance contract obligations. As of May 31, 2019 and 2020, and February 28, 2021 (unaudited), other non-current assets include $17.2 million, $15.0 million and $15.0 million, respectively, in funds held on deposit with the ceding insurer.

Equity Method Investment

The Company uses the equity method of accounting for the Joint Venture as the Company is able to exercise significant influence, but not control, over the investee. Judgment regarding the level of influence over the Joint Venture is required and includes considering key factors such as our ownership interest, representation on the board of directors, organizational structure, participation in policy-making decisions and material intra-entity transactions.

Under the equity method, the original investment is recorded at cost and subsequently adjusted by the Company’s share of equity in income or losses after the date of acquisition as well as capital contributions to and distributions by the Joint Venture. The proportionate share of the net income or loss of the Joint Venture was $0.0 million and $0.1 million for fiscal 2019 and 2020, respectively, and $0.0 million and $0.0 million for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively, and is included in other expense (income) in the consolidated statements of operations and comprehensive income (loss).

The Company evaluates its equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered when reviewing an equity method investment for impairment include the length of time (duration) and the extent (severity) to which the fair value of the equity method investment has been less than carrying value, the investee’s financial condition and near-term prospects and the intent and ability to hold the investment for a period of time sufficient to allow for anticipated recovery.

Advertising Costs

The Company expenses advertising communication costs as incurred. Production costs of advertising content are recorded in prepaids until the initial run of the ad, at which time such costs are expensed. Advertising and production costs are included in selling and marketing expenses in the consolidated statements of operations and comprehensive income (loss) and totaled $67.2 million, $123.7 million, $90.7 million and $256.7 million for fiscal 2019 and 2020 and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively. As of May 31, 2019 and 2020, and February 28, 2021 (unaudited), the Company recorded $0.1 million, $0.0 million and $0.0 million, respectively, of prepaid advertising costs within prepaid expenses in the consolidated balance sheets.

Revenue Recognition

On June 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) and all subsequent amendments using the modified retrospective approach. The adoption of the new standard did not have a material impact on the measurement or timing of revenue recognition. Refer to Note 3 for additional disclosures regarding Revenue. The Company presents the reserve for returns and the right to recover inventory on a gross basis.

Cost of Revenue

Interactive Fitness Products

Cost of revenue for interactive fitness products consists primarily of inventory and manufacturing costs, tooling costs, royalties, duties and importing costs, realized cash flow hedge gains and losses, depreciation and amortization, inbound freight, packaging, warranty replacement and servicing costs associated with the manufacturer’s warranty, and certain allocated costs related to management, facilities, and personnel.

Subscription

Cost of revenue for subscription consists primarily of costs associated with the creation of iFIT content, including associated payroll, filming and production costs, other iFIT content specific costs, amortization of iFIT capitalized software development costs, and warranty replacement and servicing costs associated with extended warranty contracts.

Shipping and Handling Fee

Shipping and handling fees billed to customers are recorded gross and included in revenue with the associated costs reported in sales and marketing. Shipping and handling fees recorded in sales and marketing expense were

$54.1 million, $66.5 million, $42.5 million and $89.9 million for fiscal 2019 and 2020 and the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively.

Presentation of Certain Taxes

Taxes collected from customers and remitted to governmental authorities are recorded on a net basis and excluded from revenue.

Research and Development Costs

Research and development expenses are related primarily to personnel focused on developing new products and services and improving existing products and services. Research and development include facilities-related expenses, as well as consulting and contractor expenses. Research and product development costs are generally expensed as incurred. We capitalize certain qualified costs incurred in connection with the development of internal-use and iFIT software.

Stock-Based Compensation

Stock-based compensation expense associated with the Company’s equity awards is measured at fair value at the grant date and the related expense is recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation expense recognized once the event is deemed probable to occur. The fair value of equity awards is estimated using the Black-Scholes valuation model. Forfeitures are recognized as incurred.

Common Stock Valuations

The fair value of the shares of common stock underlying stock options has historically been established by the Company’s board of directors, which is responsible for these estimates. In the absence of a public trading market, the board of directors, with input from management, exercises significant judgment and considers numerous objective and subjective factors to determine the fair value of the Company’s common stock as of the date of each stock option grant, including:

•	Relevant precedent transactions involving the Company’s capital stock;

•	The Company’s actual operating and financial performance;

•	Current business conditions and projections;

•	Any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	The market performance of comparable publicly traded companies;

•	Likelihood of achieving a liquidity event, such as an initial public offering; and

•	U.S. and global capital market conditions.

In addition, the board of directors considers the independent valuations completed by a third-party valuation firm. The valuations of the Company’s common stock are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Foreign Currency Translation

The functional currency of the Company is the United States dollar (“US dollar”). Assets and liabilities of the Company’s European, Canadian and Chinese subsidiaries are translated from their functional currencies (Euro,

Canadian dollar and Renminbi, respectively) into U.S. dollars at the applicable rates of exchange at each period end. The Company’s foreign transactions are primarily denominated in Euro, Canadian dollars and Renminbi. Revenues and expenses for these subsidiaries are translated into U. S. dollars at the weighted-average rate of exchange during the period. Gains and losses resulting from foreign currency transactions are recognized in other expense (income) in the consolidated statements of operations and comprehensive income (loss). Assets and liabilities are remeasured into U.S. dollars at exchange rates in effect at the balance sheet date, and equity is translated using historical rates. The impact of changes in exchange rates on the translation of the consolidated balance sheets is reflected in accumulated other comprehensive loss.

Warranty Reserves

The Company’s products carry defined warranties for defects in materials workmanship. The Company provides a standard (limited) product warranty for its fitness equipment. The standard (limited) product warranties generally obligate the Company to pay for the cost of replacement parts and service labor costs for a stated period of time from the date of delivery. The Company also offers additional extended warranties on average for one to five-year terms, which can be purchased separately within the limited warranty period. At the time of sale, the Company records a liability for the estimated costs of fulfilling future limited warranty claims. The estimated warranty expenses are included in cost of revenue, based on historical warranty claim experience and available product quality data. If necessary, the Company adjusts its liability for specific warranty matters when they become known and are reasonably estimable. Warranty expenses are affected by the performance of new products, significant manufacturing or design defects not discovered until after the product is delivered to the customer, product failure rates and variances in expected repair costs. The following table provides a reconciliation of the changes in the Company’s product warranty reserve, which is included in accrued expenses (in thousands):

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 28, 2021
			(Unaudited)
Beginning balance	$3,610	$3,959	$6,248
Additions:
Charges to costs and expenses	19,611	16,818	17,002
Deductions:
Warranty claims	19,262	14,529	10,845

Ending balance	$3,959	$6,248	$12,405

Fair Value of Financial Instruments

Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The Company’s assessment of the significance of a particular input to fair value requires judgment and may affect the fair value of assets and liabilities and their placement within the fair value hierarchy.

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

(a)	quoted prices for similar assets in active markets;

(b)	quoted prices for identical or similar assets in non-active markets;

(c)	pricing models whose inputs are observable for substantially the full term of the asset; and

(d)	pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require unobservable inputs. These inputs reflect management’s own estimates about the assumptions a market participant would use in pricing the asset or liability.

The Company’s primary financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, long-term debt, net, mandatorily redeemable preferred stock, investment securities, deferred compensation assets, warrant liabilities, embedded derivative liabilities, and foreign currency derivative contracts. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short maturities. See Note 4 for further information.

Retirement Plans

The Company has a nonqualified deferred compensation plan that permits certain employees to annually elect to defer a portion of their compensation for their retirement. The amount of deferred compensation and related investment earnings have been placed in an irrevocable rabbi trust and recorded within other non-current assets with the associated liabilities within other non-current liabilities, in the Company’s consolidated balance sheets, as this trust will be available to the Company’s general creditors in the event of insolvency. These assets are measured at fair value with the associated gains and losses included within other expense (income) in the consolidated statements of operations and comprehensive loss. The deferred compensation investments consist primarily of company-owned life insurance policies and mutual funds. The value of the Company’s deferred compensation trust was $8.9 million, $9.4 million and $12.9 million as of May 31, 2019 and 2020, and February 28, 2021 (unaudited), respectively. See Note 4 for disclosures regarding fair value measurements.

An offsetting deferred compensation liability, which equals the total value of the trust at May 31, 2019 and 2020, and February 28, 2021 (unaudited) of $8.9 million, $9.4 million and $12.9 million, respectively, reflects amounts due to employees who contributed to the plan. The Company’s contributions to the deferred compensation plan were immaterial for fiscal 2019 and 2020 and for the nine months ended February 28, 2021 (unaudited).

The Company also has a 401(k) savings plan. All employees who have met minimum age and service requirements are eligible to participate in the 401(k) savings plan. After three years of service, employees are 100% vested in all employer contributions. The Company matches 30% of the first 8% of gross earnings contributed. Company contributions to the plan for fiscal 2019 and 2020 and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited) were $0.8 million, $1.0 million, $0.7 million and $0.9 million, respectively.

Derivative Financial Instruments

The Company uses foreign currency purchase contracts to manage its risk associated with operations in foreign jurisdictions and/or transactions denominated in foreign currencies. These derivatives are recognized as either assets or liabilities in the consolidated balance sheets at fair value and the accounting for changes in their fair value depends on their intended use and resulting hedge designation. For derivative instruments designated as hedges, the changes in fair value are recorded in the consolidated balance sheets as a component of accumulated other comprehensive loss. Changes in the fair value of derivative instruments not designated as hedges are recorded in the consolidated statements of operations and comprehensive income (loss), generally as a component of other expense (income). The Company has various foreign currency purchase contracts outstanding to manage its risk associated with operations in foreign jurisdictions and/or transactions denominated in foreign currencies.

As of May 31, 2019, the Company had 30 outstanding U.S. dollar forward purchase contracts denominated in euros with a notional amount of $7.2 million. Each contract varies between $0.1 million and $0.5 million. These contracts mature between June 10, 2019 and May 14, 2020 with exchange rates varying between 1.15 and 1.25 U.S. dollars per euro.

These outstanding contracts, which were designated as cash flow hedges, using the exchange rates 1.115 U.S. dollars per euro had an immaterial unrealized foreign exchange gain as of May 31, 2019, which has been recorded in other comprehensive income. Any gains or losses under these contracts are expected to be reclassified into earnings in fiscal 2020.

For fiscal 2019, the Company realized a loss of $0.1 million as outstanding U.S. dollar forward purchase contracts matured. Realized gains and losses are recorded as a part of cost of revenue. As of May 31, 2019, all realized net derivative gains and losses were reclassified from accumulated other comprehensive loss to cost of revenue within the consolidated statements of operations and comprehensive income (loss).

As of May 31, 2020, the Company had 8 outstanding U.S. dollar forward purchase contracts denominated in GBP with a notional amount of $2.3 million. Each contract is $0.3 million. These contracts mature between June 30, 2020 and February 28, 2021 with exchange rates varying between 1.15 and 1.29 U.S. dollars per GBP.

These outstanding contracts, which were designated as cash flow hedges, using the exchange rates 1.234 U.S. dollars per GBP had an immaterial unrealized foreign exchange loss as of May 31, 2020, which has been recorded in other comprehensive income (loss). Any gains or losses under these contracts are expected to be reclassified into earnings in fiscal 2021.

As of May 31, 2020, the Company had 16 outstanding U.S. dollar forward purchase contracts denominated in euros with a notional amount of $3.8 million. Each contract varies between $0.1 million and $0.3 million. These contracts mature between June 30, 2020 and September 30, 2021 with exchange rates varying between 1.11 and 1.19 U.S. dollars per euro.

These outstanding contracts, which were designated as cash flow hedges, using the exchange rates 1.11 U.S. dollars per euro had an immaterial unrealized foreign exchange loss as of May 31, 2020, which has been recorded in other comprehensive income (loss). Any gains or losses under these contracts are expected to be reclassified into earnings in fiscal 2021.

For fiscal 2020, the Company realized a gain of $0.2 million as outstanding U.S. dollar forward purchase contracts matured. Realized gains and losses are recorded as a part of cost of revenue. As of May 31, 2020, all realized net derivative gains and losses were reclassified from accumulated other comprehensive loss to cost of revenue within the consolidated statements of operations and comprehensive income (loss).

As of February 28, 2021 (unaudited), the Company had 10 outstanding U.S. dollar forward purchase contracts denominated in GBP with a notional amount of $5.4 million. Each contract varies between $0.5 million and $0.6 million. These contracts mature between December 31, 2020 and February 28, 2022 with exchange rates varying between 1.24 and 1.37 U.S. dollars per GBP.

These outstanding contracts, which were designated as cash flow hedges, using the exchange rates 1.39 U.S. dollars per GBP had an immaterial unrealized foreign exchange loss as of February 28, 2021

(unaudited), which has been recorded in other comprehensive income (loss). Any gains or losses under these contracts are expected to be reclassified into earnings in fiscal 2021.

As of February 28, 2021 (unaudited), the Company had 22 outstanding U.S. dollar forward purchase contracts denominated in euros with a notional amount of $5.5 million. Each contract was for $0.3 million. These contracts mature between December 15, 2020 and July 14, 2022 with exchange rates varying between 1.11 and 1.19 U.S. dollars per euro.

These outstanding contracts, which were designated as cash flow hedges, using the exchange rates 1.21 U.S. dollars per euro had an immaterial unrealized foreign exchange loss as of February 28, 2021 (unaudited), which has been recorded in other comprehensive income (loss). The majority of gains or losses under these contracts are expected to be reclassified into earnings in fiscal 2021.

As of February 28, 2021 (unaudited), the Company had 9 outstanding U.S. dollar forward purchase contracts denominated in Australian dollars with a notional amount of $9.0 million. Each contract was for $1.0 million. These contracts mature between December 31, 2020 and May 28, 2021 with exchange rates of 0.69 U.S. dollars per Australian dollar.

These outstanding contracts, which were designated as cash flow hedges, using the exchange rates 0.78 U.S. dollars per Australian dollar had an immaterial unrealized foreign exchange loss as of February 28, 2021 (unaudited), which has been recorded in other comprehensive income (loss). Any gains or losses under these contracts are expected to be reclassified into earnings in fiscal 2021.

For the nine months ended February 29, 2020 (unaudited), the Company realized a gain of $0.1 million as outstanding U.S. dollar forward purchase contracts matured. Realized gains and losses are recorded as part of cost of revenue. As of February 29, 2020, all realized net derivative gains and losses were reclassified from accumulated other comprehensive loss to cost of revenue in the consolidated statements of operations and comprehensive income (loss).

For the nine months ended February 28, 2021 (unaudited), the Company realized a loss of $0.0 million as outstanding U.S. dollar forward purchase contracts matured. Realized gains and losses are recorded as part of cost of revenue. As of February 28, 2021, all realized net derivative gains and losses were reclassified from accumulated other comprehensive loss to cost of revenue in the consolidated statements of operations and comprehensive income (loss).

Dispositions

During fiscal 2018, the Company entered into an agreement to sell a subsidiary for $135.0 million, net of working capital and other adjustments. The sale, which closed on June 1, 2019, resulted in a gain of $111.8 million and cash inflow of $128.9 million.

Income Taxes

The Company recognizes income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The provision for income taxes, including the effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances deemed necessary to recognize deferred tax assets at an amount that is more likely than not to be realized. The Company’s filings, including the positions taken therein, are subject to audit by various taxing authorities. While the Company believes it has provided adequately for its income tax liabilities in the consolidated financial statements, adverse determinations by these taxing authorities could have a material effect on the consolidated financial condition, results of operations or cash flows.

Earnings (Loss) Per Share

Basic and diluted net income (loss) per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its stock options issued in exchange for non-recourse notes to officers and warrants to be participating securities as the holders of such options and warrants have the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, in periods where the Company incurs a net loss, net losses attributable to common stockholders are not allocated to these options or warrants as the holders do not have a contractual obligation to share in the Company’s losses. In periods where the Company earns net income, participative securities participate in undistributed earnings on an equal basis with common shares. See Note 20 for the amount of undistributed earnings allocated to the participating securities.

Basic earnings (loss) per share is computed using net income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the dilutive effects of stock options and warrants outstanding during the period, to the extent such securities would not be anti-dilutive. Certain stock options granted by the Company vest upon meeting certain performance conditions. If such performance conditions are not met, then the options are excluded from the basic and dilutive earnings (loss) per share calculations.

Treasury Stock

The Company records its purchases of treasury stock at cost as a separate component in the consolidated statements of stockholders’ deficit. See Note 18 for further detail on the Company’s accounting for share repurchases related to loans to certain members of management which have been reflected as treasury stock transactions.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and unrealized gains (losses) on foreign currency contract hedges, net of tax, and is presented in the consolidated statements of operations and comprehensive income (loss).

Recent Accounting Pronouncements

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Accounting Pronouncements Recently Adopted

Revenue Recognition. In May 2014, the FASB issued ASC 606, which outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers. It supersedes prior revenue recognition guidance, including industry-specific guidance, and requires significantly expanded disclosures about revenue recognition. The core principle of ASC 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Effective June 1, 2018, the Company adopted ASC 606 using the modified retrospective transition method. The adoption of ASC 606 had no material impact on the Company’s revenue recognition policies, and therefore no cumulative effect adjustment was recorded. See Note 3 - Revenue for additional detail on revenue.

Goodwill Impairment. In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment, to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The standard is effective for public entities for annual or any interim goodwill impairment tests in annual reporting years beginning after December 15, 2019. For all other entities, including emerging growth companies, the standard is effective for annual or any interim goodwill impairment tests in annual reporting years beginning after December 15, 2021. Early adoption of this standard is permitted. The Company adopted this ASU on June 1, 2019. The adoption of ASU 2017-04 had no impact on the Company’s consolidated financial statements.

Capitalized Content Costs. In March 2019, the FASB issued ASU 2019-02, Entertainment-Films-Other Assets-Film Costs (Subtopic 926-20), which requires production costs of content that is episodic in nature to be capitalized as incurred, which aligns the guidance with the accounting for production of film costs. The new guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU on June 1, 2019. The adoption of ASU 2019-02 did not have a material impact on the Company’s consolidated financial statements.

Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This new standard improves the effectiveness of the disclosure requirements of fair value measurements by removing, modifying, or adding certain disclosures. The new guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU on June 1, 2020. The adoption of ASU 2018-13 did not have a material impact on the Company’s consolidated financial statements (unaudited).

LIBOR. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In response to concerns about structural risks related to interbank exchange rates, the FASB took the initiative to identify alternative reference rates, such as the Secured Overnight Financing Rate (SOFR), that are more observable or transaction based and that are less susceptible to manipulation. The amendments in this update apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. This ASU is effective for all entities as of March 12, 2020 through December 31, 2022. The Company adopted this ASU on June 1, 2020. The adoption of ASU 2020-04 did not have a material impact on the Company’s consolidated financial statements (unaudited).

Income Taxes. In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The amendments in this ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The update is effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. This ASU will be effective for the Company beginning June 1, 2022. Early adoption is permitted. The Company adopted this

ASU on June 1, 2020. The adoption of ASU 2019-12 did not have a material impact on the Company’s consolidated financial statements (unaudited).

Accounting Pronouncements Not Yet Adopted

Leases. In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This new standard requires lessees to recognize assets and liabilities on the balance sheet, initially measured at the present value of the lease payments, for the rights and obligations created by all leases with terms of more than 12 months. This guidance will be effective for the Company beginning June 1, 2022. Early application is permitted. The new guidance will result in the recording of a lease liability and corresponding asset on the statements of financial position. The Company is currently evaluating the effect of this ASU on the Company’s consolidated financial statements.

Internal-use Software. In August 2018, the FASB issued ASU No. 2018-15, Intangible – Goodwill and Others – Internal-use Software (Subtopic 350) – Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for public entities for fiscal years beginning after December 15, 2020, including interim periods within that fiscal year, and can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. This ASU will be effective for the Company beginning June 1, 2021. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Credit Losses. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326) (“ASU 2019-05”). ASU 2019-05 provides relief to certain entities adopting ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The amendments accomplish those objectives by providing entities with an option to irrevocably elect the fair value option in Subtopic 825-10, applied on an instrument-by-instrument basis for eligible instruments, that are within the scope of Subtopic 326-20, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. ASU 2019-05 has the same transition as ASU 2016-13 and is effective for public companies for the periods beginning after December 15, 2019, with adoption permitted after this update. Early adoption is permitted. This ASU will be effective for the Company beginning June 1, 2024. The Company is currently evaluating the effect of this guidance on its consolidated financial statements.

3.	Revenue

The Company determines revenue recognition through the following steps:

•	identify the contract, or contracts, with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to the performance obligations in the contract; and

•	recognize revenue when, or as, a performance obligation is satisfied.

The Company receives revenue from three primary sources including fitness equipment, subscriptions, and extended warranties. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company records sales returns, discounts and third-party financing fees as a reduction of the transaction price. The Company estimates its refund liability for product returns based on historical sales returns, other known factors, and the Company’s return policy. Estimated sales returns are recorded as a reduction to revenue, with the expected inventory right of recovery recorded as a reduction to cost of revenue. If future sales returns differ from the historical data the Company uses to calculate these estimates, the amount of the refund liability and corresponding revenue are adjusted in the period in which such costs occur.

Some of the Company’s contracts with customers contain multiple promises. For these contracts, the Company accounts for individual performance obligations if they are distinct. The transaction price is then allocated to each performance obligation based on its relative standalone selling price. The standalone selling price of each performance obligation is estimated based on an approach that maximizes the use of observable inputs and faithfully depicts the selling price of the promised goods or services if the Company sold those goods or services separately to a similar customer in similar circumstances. We determine standalone selling price based on prices charged to customers for goods or services sold on a standalone basis, or a cost-plus margin approach for performance obligations where standalone selling price is not directly observable.

Deferred revenue is recorded for nonrefundable cash payments received for the Company’s performance obligation to transfer goods or services in the future. Deferred revenue consists of subscription fees billed and collected that have not been earned, as subscription revenue is recognized over the subscription term.

The Company accounts for payments to retailers for customer programs, such as cooperative advertising programs, as a selling expense if it receives a distinct identifiable benefit in exchange. Otherwise, such costs are recorded as a reduction to sales.

Interactive Fitness Products

The Company recognizes revenue from the sale of fitness products, net of sales returns, discounts and customer sales incentives, at the point in time when the Company transfers control of the product to the customer, based on the Company’s shipping terms within the contract. The majority of the Company’s shipping terms are FOB destination, in which title is transferred upon delivery to the customer. Generally, the Company’s return policy for sales to end users sold through retailers is to accept returns for defective products up to 30-days after the date of the retailer’s sale to the end user. If defective products are returned, the Company has agreed with customers to cure the defect and reship the product. With respect to direct-to-consumer sales, the Company offers a “no questions asked, money back guarantee” 30-day return policy, as stated in its return policy.

Payment terms with retail customers are typically 30 to 90 days. Direct customers have the option to pay at order placement by credit card or to finance the order with a third-party financing partner. The Company records fees paid to third-party financing partners in connection with its consumer financing program as a reduction of revenue, as it considers such costs to be a customer sales incentive.

Extended Warranty

The Company provides a standard (limited) product warranty for its fitness equipment. The standard (limited) product warranties generally obligate the Company to pay for the cost of replacement parts and service labor costs for a stated period of time from the date of delivery. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenue interactive fitness products.

In addition, the Company offers the option to purchase extended warranties for an additional fee. These warranty contracts offer additional product warranty coverage on average for one to five-year terms. Unearned warranty premiums represent premiums received from customers related to extended warranty contracts for which revenue has not been earned and are included within deferred revenue. The Company records subscription revenues related to extended warranty contracts ratably over the policy period. For fiscal 2019 and 2020 and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the Company recognized $21.5 million, $20.2 million, $15.2 million and $15.6 million, respectively, of revenue related to extended warranties within subscription revenue. As of May 31, 2019 and 2020, and February 28, 2021 (unaudited), the Company had deferred revenues from warranty premiums of $53.6 million, $55.1 million and $70.8 million, respectively, of which $17.6 million, $16.7 million and $20.9 million, respectively, is included in current portion of deferred revenue and $36.0 million, $38.4 million and $49.9 million, respectively, is included in long-term deferred revenue. The Company will recognize the balance of long-term deferred revenue into revenue as warranty services are provided, with substantially all of the May 31, 2020 long-term deferred revenue expected to be recognized between fiscal 2022 and fiscal 2025 and substantially all of the February 28, 2021 (unaudited) long-term deferred revenue expected to be recognized between fiscal 2022 and fiscal 2026. For fiscal 2019 and 2020, the Company recognized warranty revenue, classified as subscription revenue, of $11.8 million and $12.0 million, that was included in the deferred revenue balance as of May 31, 2018 and 2019, respectively. For the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the Company recognized warranty revenue, classified as subscription revenue, of $9.0 million and $9.4 million that was included in the deferred revenue balance as of May 31, 2019 and 2020, respectively.

iFIT Subscriptions

The Company sells iFIT subscriptions to customers on either a month-to-month or annual basis. In addition, certain fitness equipment sales include a one-year iFIT subscription. After the initial one-year period, subscriptions are offered on a month-to-month or annual basis. Revenues associated with the Company’s subscriptions are deferred at the time of sale and recognized ratably over the subscription period. For fiscal 2019 and 2020 and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the Company recognized $52.3 million, $103.8 million, $61.2 million and $146.8 million, respectively, of revenue related to iFIT subscriptions within subscription revenue. As of May 31, 2019 and 2020, and as of February 28, 2021 (unaudited), the Company had deferred revenues from subscriptions totaling $48.4 million, $106.6 million and $233.0 million, respectively, of which $44.2 million, $89.3 million and $190.0 million, respectively, is included in current portion of deferred revenue and $4.2 million, $17.3 million and $43.0 million, respectively, is included in long-term deferred revenue. The Company will recognize the balance of long-term deferred revenue into revenue as iFIT subscriptions are provided, with a majority of the May 31, 2020 long-term deferred revenue expected to be recognized in fiscal 2022 and substantially all recognized by the end of fiscal 2023, and a majority of the February 28, 2021 (unaudited) long-term deferred revenue expected to be recognized by the end of fiscal 2023 and substantially all recognized by the end of fiscal 2024. For fiscal 2019 and 2020, the Company recognized subscription revenue of $23.5 million and $44.2 million that was included in the deferred revenue balance as of May 31, 2018 and 2019, respectively. For the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the Company recognized subscription revenue of $40.5 million and $78.6 million that was included in the deferred revenue balance as of May 31, 2019 and 2020, respectively.

Contract Costs

The Company incurs incremental costs of obtaining a contract, which primarily consist of commissions paid on sales of extended warranties. The Company capitalizes sales commissions that are direct and incremental to the contract, and are expected to be recovered through revenue generated under the contract.

The current portion and long-term portions of costs to obtain a contract are included in other current assets and other non-current assets, respectively. Costs are amortized in sales and marketing ratably over the policy period.

As of May 31, 2019 and 2020, and as of February 28, 2021 (unaudited), the Company had capitalized costs of obtaining contracts totaling $4.7 million, $5.1 million and $6.0 million, respectively, of which $1.1 million, $1.1 million and $1.3 million, respectively, is included in other current assets and $3.6 million, $4.0 million and $4.7 million, respectively is included in other non-current assets. For fiscal 2019 and 2020, and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the Company recognized commission expense of $1.0 million, $1.0 million, $0.8 million and $0.9 million, respectively, related to the amortization of capitalized commissions.

Exemptions and Elections

The Company has elected the practical expedient to not disclose information related to transaction price allocated to remaining performance obligations for contracts one year or less in duration.

The Company capitalizes and amortizes sales commissions over the customer life when the expected customer life is greater than one year. The Company has elected to use the practical expedient to expense incremental costs of obtaining a contract when the expected customer life is less than one year.

The Company has made an accounting policy election to present sales tax collected from customers and remitted to governmental authorities on a net basis. As such, these taxes are not included in revenue and are reflected as a liability on the consolidated balance sheets.

Disaggregation of Revenue

Our revenues disaggregated by geographic region, based on ship-to address, were as follows (in thousands):

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
			(Unaudited)
United States	$541,330	$689,953	$459,942	$1,105,750
Rest of the World	158,635	161,727	114,515	194,657

Total revenue	$699,965	$851,680	$574,457	$1,300,407

4.	Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables set forth the Company’s financial instruments that were measured at fair value by level within the fair value hierarchy (in thousands):

	May 31, 2019

	Level 1	Level 2	Level 3	Total
Assets:
Cash flow hedges	$—	$487	$—	$487
Investment securities	5,117	—	—	5,117
Deferred compensation assets	—	8,935	—	8,935

Total	$5,117	$9,422	$—	$14,539

	May 31, 2020

	Level 1	Level 2	Level 3	Total
Assets:
Cash flow hedges	$—	$144	$—	$144
Investment securities	9,923	—	—	9,923
Deferred compensation assets	—	9,365	—	9,365

Total	$9,923	$9,509	$—	$19,432

Liabilities:
Warrant liabilities	—	—	54,349	54,349
Embedded derivative liabilities	—	—	31,600	31,600

Total	$—	$—	$85,949	$85,949

	February 28, 2021 (Unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Money market account	$39,988	$—	$—	$39,988
Investment securities	18,123	—	—	18,123
Deferred compensation assets	—	12,865	—	12,865

Total	$58,111	$12,865	$—	$70,976

Liabilities:
Cash flow hedges	$—	$1,618	$—	$1,618
Warrant liabilities[1]	—	—	337,686	337,686
Embedded derivative liabilities[1]	—	—	113,700	113,700

Total	$—	$1,618	$451,386	$453,004

1.

The warrant liabilities balance and the embedded derivative liabilities balance each include the fair value of the warrants and embedded derivatives issued to both Pamplona and Catterton. Refer to Note 14 for additional information

Level 1 assets measured and recorded on a recurring basis as of May 31, 2019 and 2020, and as of February 28, 2021 (unaudited) consist of the money market account and investment securities. The Company records the related gains and losses through other expense (income) on the consolidated statements of operations and comprehensive income (loss). The fair value of the investment securities is obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 assets and liabilities include derivative financial instruments associated with cash flow hedging activity and deferred compensation assets, which are further discussed in Note 2. Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date using inputs such as spot rates, forward rates, and discount rates. There is not an active market for each hedge contract, but the inputs used to calculate the value of the instruments are tied to active markets. The deferred compensation assets consist primarily of company-owned life insurance and mutual funds that transact regularly, but are not included in publicly traded markets. Transaction prices for the deferred compensation assets are based on the prices of identical shares.

The Company’s Level 3 liabilities measured and recorded on a recurring basis as of May 31, 2020 and February 28, 2021 (unaudited) consist of the warrant liabilities and the embedded derivative liabilities. Changes in the fair value of these instruments are recorded in the consolidated statements of operations and comprehensive income (loss). The Company estimated the fair value of the warrant liabilities using the discounted cash flow model and the guideline public company method and estimated the fair value of the embedded derivative liabilities using the with and without model. As the fair value measure is based on significant inputs that are not observable in the market, they are categorized as Level 3. There were no Level 3 financial assets or liabilities as of May 31, 2019. There have been no transfers between fair value measurement levels during fiscal 2019 and 2020, or during the nine months ended February 28, 2021 (unaudited).

Financial Instruments Not Reported at Fair Value

The Company has certain financial instruments that are not carried at fair value. The estimated fair value of the 2019 Note was $207.9 million and $288.4 million as of May 31, 2020 and February 28, 2021 (unaudited), respectively. The estimated fair value of the 2020 Mandatorily Redeemable Preferred Stock was $11.5 million as of May 31, 2019. The estimated fair value of the Series A preferred stock was $260.9 million as of February 28, 2021 (unaudited). The estimated fair value of the line of credit is $102.5 million as of May 31, 2019.

The Company estimates the fair value of its 2019 Note and mandatorily redeemable preferred stock by using discounted cash flow method based on current market inputs for similar types of arrangements. Fluctuations in these input assumptions will result in different estimates of fair value. The carrying amounts of borrowings approximate fair value for the line of credit given its short-term maturity and the floating rate varies with market interest rates and negotiated terms.

5.	Accounts Receivable - Allowance for Doubtful Accounts

Allowance for doubtful accounts consists of the following (in thousands):

	May 31, 2019	May 31, 2020	February 28, 2021
			(Unaudited)
Allowance for doubtful accounts, beginning balance	$1,881	$2,581	$8,265
Provision for doubtful accounts	1,278	10,562	10,126
Write-offs, net of recoveries	(578)	(4,878)	(6,381)

Allowance for doubtful accounts, ending balance	$2,581	$8,265	$12,010

Accounts receivable are also recorded net of a reserve for advertising discounts and a refund liability for retail customer returns (i.e. credit memos). As of May 31, 2019 and 2020, and as of February 28, 2021 (unaudited), the reserve for advertising discounts was $2.1 million, $2.5 million and $13.3 million, respectively, and credit memos were $3.6 million, $4.2 million and $8.7 million, respectively.

6.	Inventories

Inventories consist of the following (in thousands):

	May 31, 2019	May 31, 2020	February 28, 2021
			(Unaudited)
Raw materials (parts and supplies)	$27,498	$26,031	$105,427
Finished goods	77,889	55,550	195,148

Total inventories	$105,387	$81,581	$300,575

7.	Property and Equipment

Property and equipment, net, consist of the following (in thousands):

	Estimated Useful Lives (Years)	May 31, 2019	May 31, 2020	February 28, 2021
				(Unaudited)
Land	—	$2,573	$2,573	$2,601
Buildings	up to 39	19,717	19,840	28,792
Building and leasehold improvements	15*	5,348	5,916	6,159
Equipment	3-10	38,629	40,225	41,019
Tooling	3-10	8,358	8,573	10,410
Capitalized software	3	69,815	83,902	103,681

		144,440	161,029	192,662
Less: accumulated depreciation and amortization		(110,007)	(123,469)	(127,370)

Property and equipment		$34,433	$37,560	$65,292

*	Leasehold improvements are depreciated over the lesser of the life of the asset or remaining lease term.

For fiscal 2019 and 2020, and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the Company recorded depreciation and amortization from property and equipment of $15.0 million $16.9 million, $12.5 million and $10.5 million, respectively. Of the total depreciation and amortization expense for fiscal 2019 and 2020, and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), $12.8 million, $14.0 million, $10.4 million and $5.6 million, respectively, were recorded in cost of revenue and $2.2 million, $2.9 million, $2.1 million and $4.9 million, respectively, were recorded in general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

8.	Goodwill and Intangible Assets

Intangible assets consist of the following (in thousands):

	Estimated Useful Lives (Years)	Balance as of May 31, 2019	Accumulated Amortization as of May 31, 2019	Net Book Value as of May 31, 2019
Patents	5 - 10	39,467	(36,282)	3,185
Trademarks	20	23,428	(23,013)	415

Total		$62,895	$(59,295)	$3,600

	Estimated Useful Lives (Years)	Balance as of May 31, 2020	Accumulated Amortization as of May 31, 2020	Net Book Value as of May 31, 2020
Patents	5 -10	40,035	(37,056)	2,979
Trademarks	20	22,284	(22,284)	—

Total		$62,319	$(59,340)	$2,979

	Estimated Useful Lives (Years)	Balance as of February 28, 2021 (Unaudited)	Accumulated Amortization as of February 28, 2021 (Unaudited)	Net Book Value as of February 28, 2021 (Unaudited)
Patents	5 - 10	41,153	(37,629)	3,524
Trademarks	20	22,284	(22,284)	—

Total		$63,437	$(59,913)	$3,524

The Company capitalizes legal costs that are incurred to acquire and defend patents when the costs and related patents are specifically identifiable. The weighted-average amortization period for patents as presented above are five years. Amortization expense related to intangible assets for fiscal 2019 and 2020 and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited) was $1.7 million, $1.1 million, $0.9 million and $0.6 million, respectively. Amortization expense is recorded in general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Estimated amortization expense for the fiscal years ending after May 31, 2020 is as follows (in thousands):

Years Ending May 31,
2021	$916
2022	730
2023	590
2024	460
2025	283
Thereafter	—

Total	$2,979

Estimated amortization expense after February 28, 2021 (unaudited) is as follows (in thousands):

Years Ending May 31,
2021 (Remaining three months)	$285
2022	963
2023	790
2024	629
2025	412
Thereafter	445

Total	$3,524

The changes in the carrying value of goodwill are as follows (in thousands):

	May 31, 2019	May 31, 2020	February 28, 2021
			(Unaudited)
Goodwill, beginning balance	$5,548	$5,322	$5,220
Foreign currency translation	(226)	(102)	458

Goodwill, ending balance	$5,322	$5,220	$5,678

All of the Company’s goodwill is allocated to the Interactive fitness products segment. Goodwill and intangible assets may be denominated in a foreign currency. Specifically, goodwill is denominated in Canadian dollars; therefore, certain changes to the value from the beginning to ending balance is due to foreign currency translation.

9.	Other Current Assets

Other current assets consist of the following (in thousands):

	May 31, 2019	May 31, 2020	February 28, 2021
			(Unaudited)
Investment securities	$5,117	$9,923	$18,123
Right to recover inventory from sales returns	2,950	4,789	8,048
Other	5,457	2,861	17,690

Total other current assets	$13,524	$17,573	$43,861

10.	Other Non-Current Assets

Other non-current assets consist of the following (in thousands):

	May 31, 2019	May 31, 2020	February 28, 2021
			(Unaudited)
Capitalized iFIT content, net	$8,972	$16,135	$28,112
Deferred financing fees, net	2,332	2,959	2,530
Reinsurance deposit	17,159	14,981	14,987
Deferred compensation	8,935	9,365	12,865
Other	4,974	5,369	7,190

Total other non-current assets	$42,372	$48,809	$65,684

For fiscal 2019 and 2020, and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), capitalized content costs totaled $7.2 million, $12.2 million, $8.8 million and $18.0 million, respectively. Amortization expense related to capitalized content costs totaled $2.6 million, $5.1 million, $3.6 million and $6.1 million for fiscal 2019 and 2020 and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively. As of May 31, 2019 and 2020, and as of February 28, 2021 (unaudited), other non-current assets include $12.1 million, $24.4 million and $42.4 million, respectively, of capitalized iFIT content, net of accumulated amortization of $3.2 million, $8.2 million and $14.3 million, respectively.

As of May 31, 2019 and 2020, and as of February 28, 2021 (unaudited), deferred financing costs are net of accumulated amortization of $2.9 million, $0.3 million and $0.6 million, respectively. Amortization expense related to deferred financing costs for fiscal 2019 and 2020 and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited) was $5.6 million, $1.6 million, $0.8 million and $0.6 million, respectively. Refer to Note 13 for the deferred financing cost amortization associated with the Company’s long-term debt.

11.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	May 31, 2019	May 31, 2020	February 28, 2021
			(Unaudited)
Freight charges	$1,868	$7,569	$13,745
Refund liabilities	1,819	4,933	8,452
Warranty reserves	3,959	6,248	12,405
Product liability reserves	2,027	3,061	3,149
Employee-related liabilities	4,225	6,483	2,802
Accrued sales taxes	849	5,635	18,803
Other	6,819	8,205	16,362

Total accrued expenses	$21,566	$42,134	$75,718

12.	Mandatorily Redeemable Preferred Stock

2020 Mandatorily Redeemable Preferred Stock

The Company had outstanding 930 shares of mandatorily redeemable preferred stock, par value $0.001 per share, outstanding as of May 31, 2019 (the “2020 Mandatorily Redeemable Preferred Stock”).

The 2020 Mandatorily Redeemable Preferred Stock is senior to the Company’s common stock with respect to dissolution, liquidation or winding up of the Company. Each outstanding share of the 2020 Mandatorily Redeemable Preferred Stock accrues cumulative dividends at a rate of 7% of the $10,000 per share liquidation value (the “Accrued Dividends”). The 2020 Mandatorily Redeemable Preferred Stock has an aggregate liquidation preference of $9.3 million, plus all attributable Accrued Dividends. As of May 31, 2019, the aggregate liquidation preference of the 2020 Mandatorily Redeemable Preferred Stock was $11.5 million.

The 2020 Mandatorily Redeemable Preferred Stock has no voting rights and is not convertible into the Company’s common stock. The 2020 Mandatorily Redeemable Preferred Stock is mandatorily redeemable at the earlier of (i) the Company’s initial public offering and (ii) December 31, 2020 (the “Mandatory Redemption Date”). The Company also has the option to prepay all or any portion of the outstanding shares of the 2020 Mandatorily Redeemable Preferred Stock at a price per share equal to $10,000 plus all attributable Accrued Dividends.

The Company accounts for the 2020 Mandatorily Redeemable Preferred Stock as a liability in the consolidated balance sheets as it must be mandatorily redeemed. Therefore, the 2020 Mandatorily Redeemable Preferred Stock was recorded at fair value at inception and subsequently measured at the present value of the redemption amount to be paid at the Mandatory Redemption Date of December 31, 2020, accruing interest using the rate implicit at inception. The periodic accretions (including the cumulative Accrued Dividends) were recognized as interest expense in the consolidated statements of operations and comprehensive income (loss).

In 2019, in anticipation of an investment in the Company made by Icon Preferred Holdings, L.P. (“Pamplona”), the Company and the holder negotiated the redemption of the 2020 Mandatorily Redeemable Preferred Stock. As part of the negotiations, the holder agreed to forgive the Accrued Dividends owed on the 2020 Mandatorily Redeemable Preferred Stock. On November 29, 2019, the Company redeemed all 930 shares of the 2020 Mandatorily Redeemable Preferred Stock for $9.3 million in cash and recognized an extinguishment gain of $2.2 million in other expense (income), net in the consolidated statements of operations and comprehensive income (loss) for fiscal 2020 and for the nine months ended February 29, 2020 (unaudited). There was no 2020 Mandatorily Redeemable Preferred Stock authorized or outstanding as of May 31, 2020.

Series A Preferred Stock (Unaudited)

On October 2, 2020, pursuant to its amended articles of incorporation, the Company authorized and issued 210 shares of preferred stock (which on March 17, 2021 were designated as Series A preferred stock) (the “Series A”) pursuant to a securities purchase agreement and warrants to purchase up to 499,980 shares of the Company’s common stock (the “2020 Warrants”) to LC9 Connected Holdings, LP, (“Catterton”), a new investor in the Company, and Pamplona for gross proceeds of $210.0 million (the “2020 Transactions”). The Company paid Pamplona a $4.8 million advisory fee and reimbursed Catterton and Pamplona $1.3 million and $0.2 million, respectively, of related transaction expenses, which were included in the loss on issuance (see below). As such, the Company received $203.8 million net proceeds from the 2020 Transactions.

In addition, the Company incurred $6.0 million in other transaction and legal fees, of which $3.9 million and $2.1 million were allocated to the Series A preferred stock and 2020 Warrants, respectively, based on their relative fair value. The amount allocated to the Series A preferred stock is presented as a direct deduction from its carrying value in the consolidated balance sheets. The amount allocated to the 2020 Warrants was expensed immediately as such warrants are liability-classified and recognized at fair value.

Prior and in preference to any declaration or payment of any dividend on the Company’s common shares, on a pari passu basis, the holders of the Series A preferred stock are entitled to receive cumulative dividends per share at the rate per annum equal to (i) 7% from October 2, 2020 until November 29, 2026 and (ii) 10% thereafter.

Upon any liquidation, dissolution or winding up of the Company, each holder of Series A preferred stock shall be entitled to be paid, before any distribution or payment is made upon any common stock of the Company, for each outstanding share of Series A preferred stock, an amount in cash equal to a mandatory payment price which is the greater of (i) $1.0 million plus all accrued but unpaid dividends and (ii) $1.5 million. As of February 28, 2021, the aggregate liquidation preference of the Series A preferred stock was $315.0 million.

The shares of the Series A preferred stock are not convertible into shares of the Company’s common stock and they do not have any voting rights.

On November 29, 2030, the Company must redeem the Series A preferred stock at the mandatory payment price, and thus, the Series A preferred stock is accounted for as a mandatorily redeemable financial instrument liability on the accompanying consolidated balance sheets. The Series A preferred stock was recorded at fair value at inception and subsequently measured at the present value of the redemption amount to be paid at the mandatory redemption date of November 29, 2030, accruing interest using the rate implicit at inception. The fair value of the Series A preferred stock at inception, including the value of the embedded redemption features, was determined to be $246.4 million.

Upon the occurrence of (a) any liquidation of the Company or its material subsidiaries, (b) an initial public offering of the Company, (c) a change in control, or (d) an event of default, the Company must redeem the Series A preferred stock at the mandatory payment price. However, in the event of the consummation of the Company’s initial public offering on or prior to September 30, 2021, the Company shall redeem the Series A preferred stock a price equal to $1.25 million per share (the “Minimum IPO Return”) and the Minimum IPO Return shall increase gradually on October 1, 2021 and on each six months thereafter; provided further that in no event shall the Minimum IPO Return exceed $1.5 million per share. Upon the Company’s initial public offering, the Minimum IPO Return is to be paid as follows per share: (i) an amount equal to (A) at the Company’s option, $0.6 million to $1.0 million paid in cash (provided that, from and after January 1, 2022, the Company no longer has such option, and such amount shall be equal to $0.6 million) plus (B) at Catterton’s option, up to 50% of any increase in the Minimum IPO Return above $1.25 million shall be paid in cash; and (ii) the remainder of the Minimum IPO Return shall be paid in a number of the Company’s common shares at an amount equal to (x) the amount of such remainder of the Minimum IPO Return, divided by (y) 85% of the price per share of the Company’s common stock sold in the initial public offering. Such a redemption feature is accounted for as an embedded derivative pursuant to ASC 815, Derivatives and Hedging. The embedded derivative was separately recognized as a liability at an estimated fair value of $44.9 million at inception and is subsequently remeasured at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss). The recognition of the embedded derivative at inception created a discount on the Series A preferred stock. The fair value of the embedded derivative is $47.6 million as of February 28, 2021. The $2.7 million change in fair value during the nine months ended February 28, 2021 was recorded in change in fair value of embedded derivative liabilities in the consolidated statements of operations and comprehensive income (loss).

On or after October 2, 2023, the Company has the option to prepay all or any portion of the outstanding shares of Series A preferred stock at a price per share equal to the mandatory payment price; provided, that the Company shall not consummate an initial public offering within nine months of any such optional payment.

The difference between the redemption value and the initial carrying amount of the Series A preferred stock of $197.6 million, inclusive of the discount of $44.9 million and the issuance costs of $3.9 million allocated to the Series A preferred stock, is amortized through the mandatory redemption date and is recognized as interest expense in the consolidated statements of operations and comprehensive income (loss) using the effective interest method over the term of the Series A preferred stock. As of February 28, 2021 (unaudited) the effective interest rate on Series A preferred stock was 8.73%. For the nine months ended February 28, 2021 (unaudited), the interest expense is $7.1 million, which includes the accruing dividend and amortization of discount and debt issuance costs. As of February 28, 2021 (unaudited), the carrying amount of the Series A preferred stock is $204.7 million.

The Series A preferred stock was recorded at its fair value of $246.4 million net of the bifurcated embedded derivative of $44.9 million and allocated issuance costs of $3.9 million, for a net carrying amount at issuance of $197.6 million. The 2020 Warrants were recorded at their fair value of $130.8 million. The aggregate fair value of the Series A preferred stock and 2020 Warrants was $377.2 million as of the issuance date, which is greater than the $203.8 million net cash proceeds. The Company evaluated whether there were any identifiable rights or privileges that require separate accounting as an asset and determined there were none. As a result, the Company recognized a loss for the excess of the aggregate fair value of the Series A preferred stock and the 2020 Warrants over the net cash proceeds, amounting to $173.4 million. One of the driving factors for the Company to enter into the 2020 Transactions was due to the extensive experience the investor has in the consumer health segment and depth of IPO experience and relationships. The Company believed that a relationship with Catterton would greatly enhance the Company’s prospects for an effective exit, potentially via an initial public offering.

13.	Long-term Debt, Net

2016 Credit Agreement

On August 3, 2016, the Company’s wholly owned subsidiary ICON Health and Fitness, Inc. (“Icon”) entered into a credit agreement with JP Morgan Chase Bank, N.A. an administrative agent, and a syndicate of financial institutions and institutional lenders (the “2016 Credit Agreement”), which provided for a $175 million term loan and a $125 million revolving line of credit (the “2016 Revolver”). The term loan and the 2016 Revolver matures on August 3, 2021.

The 2016 Credit Agreement permits the interest rate to be selected at Icon’s option at either Adjusted LIBOR or Alternative Base Rate plus their respective applicable margin. Adjusted LIBOR is the rate for deposits in U.S. Dollars with a maturity of one month while the Alternate Base Rate is the highest of (i) the administrative agent’s “Prime Rate”, (ii) the Federal Funds Effective Rate calculated by Federal Reserve Bank of New York plus 0.5%, and (iii) Adjusted LIBOR plus 1.0%. Additionally, the margin applied to both the term loan and the revolving line of credit is determined based on total leverage ratio. Total leverage ratio is defined as Icon’s total indebtedness over consolidated EBITDA as defined under the 2016 Credit Agreement. As of May 31, 2019, the interest rate was 5.0% for borrowings under the 2016 Revolver.

Under the 2016 Credit Agreement, the lenders had a perfected first priority lien on substantially all tangible and intangible assets of Icon. The 2016 Credit Agreement contained financial covenants, including a maximum total leverage ratio, minimum fixed charge coverage ratio and limitation on capital expenditures. As of May 31, 2019, the maximum total leverage ratio was 5.00 and the minimum fixed charge coverage ratio was 1.25. As of May 31, 2019, Icon was in compliance with all of the debt covenants.

On June 26, 2018, Icon fully repaid the outstanding principal amount and accrued but unpaid interest on the term loan of $119.2 million and wrote-off unamortized debt issuance costs of $4.6 million related to the term loan.

As of May 31, 2019, the 2016 Revolver had outstanding borrowings of $102.5 million and an available borrowing capacity of $22.5 million.

2020 Credit Agreement

On April 28, 2020, Icon entered into a credit agreement with JP Morgan Chase Bank, N.A. an administrative agent, and a syndicate of the existing lenders of the 2016 Credit Agreement (the “2020 Credit Agreement”), which provided for a $175.0 million revolving line of credit (the “2020 Revolver”) and a letter of credit. The 2020 Revolver matures on April 24, 2024.

As a condition to closing, the 2020 Credit Agreement required the termination of any security interests and guarantees under the 2016 Credit Agreement and thus Icon repaid all outstanding borrowings under 2016 Revolver. Management determined the loan restructuring would not constitute a troubled debt restructuring. In addition, as the borrowing capacity for each of the continuing lenders increased under the 2020 Revolver compared to that under the 2016 Revolver, the loan restructuring for these lenders is deemed a debt modification. In connection with the execution of the 2020 Credit Agreement, certain lenders of the 2016 Revolver Loan exited the syndicate under the 2020 Credit Agreement. Icon wrote off $1.3 million of unamortized deferred costs attributable to the exit lenders’ 2016 Revolver. Icon capitalized $2.1 million in new fees paid to the continuing and third-party lenders as deferred financing fees which will be amortized along with the unamortized deferred costs attributable to these continuing lenders over the term of the 2020 Credit Agreement to interest expense on a straight-line basis.

The 2020 Credit Agreement permits the interest rate to be selected at Icon’s option at Adjusted LIBOR, Alternative Base Rate, Canadian Prime Rate, or Canadian Dollar Offered Rate (CDOR) Rate, plus their respective applicable margin. Adjusted LIBOR is the rate for deposits in U.S. Dollars with a maturity of one month. The Alternate Base Rate is the highest of (i) the administrative agent’s “Prime Rate”, (ii) the Federal Funds Effective Rate calculated by Federal Reserve Bank of New York plus 0.5%, and (iii) Adjusted LIBOR plus 1.0%. Canadian Prime Rate is the higher of (i) the PRIMCAN Index rate and (ii) the average rate for 30 day Canadian Dollar-denominated bankers’ acceptances. CDOR Rate is the rate offered on Canadian deposits for the relevant interest period plus 0.1% per annum. Each of the interest rates is subject to a floor. Additionally, the margin is determined based on total leverage ratio. Total leverage ratio is defined as Icon’s total indebtedness over consolidated EBITDA as defined under the 2020 Credit Agreement. As of May 31, 2020 and February 28, 2021 (unaudited), the interest rate was 5.5% for borrowings under the 2020 Credit Agreement.

Under the 2020 Credit Agreement, the lenders have a perfected first priority lien on substantially all tangible and intangible assets of Icon. The 2020 Credit Agreement contains financial covenants, including a minimum fixed charge coverage ratio when a triggering event occurs and limitations on additional indebtedness and dividends. As of May 31, 2020 and February 28, 2021 (unaudited), Icon was in compliance with all of the debt covenants.

As of May 31, 2020 and February 28, 2021 (unaudited), the 2020 Revolver had no outstanding borrowings and an available borrowing capacity of $80.9 million and $168.6 million, respectively.

2019 Note and 2019 Warrant

Pursuant to a securities purchase agreement, on November 29, 2019, the Company issued a note for an aggregate principal amount of $200.0 million (the “2019 Note”) and a warrant to purchase up to 683,964 shares of the

Company’s common stock (the “2019 Warrant”) to Pamplona. The 2019 Note matures on November 29, 2029. In addition, the Company reimbursed $1.5 million of transaction expenses which were accounted for as a discount on the 2019 Note.

The Company incurred $9.4 million in other transaction, legal and accounting fees in connection with the 2019 Note and 2019 Warrant issuance. At time of the transaction, $7.3 million and $2.1 million in transaction costs were allocated to the 2019 Note and 2019 Warrant, respectively, based on the relative proceeds allocated to both instruments. Deferred financing cost amortization related to the 2019 Note was $0.4 million, $0.2 million and $0.5 million for fiscal 2020 and the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively.

Interest on the 2019 Note accrues at a rate of (i) 7.0% per annum prior to and on November 29, 2026, and (ii) thereafter, 10.0% per annum, payable quarterly in cash in arrears on March 31, June 30, September 30 and December 31 of each year commencing on December 31, 2019. At the election of the Company, any interest accrued can be paid in kind. If paid-in-kind (“PIK”) interest is elected, such accrued interest should be added to the unpaid principal amount of the 2019 Note outstanding at such time. The discretionary PIK interest should be recorded at the then fair value of the incremental 2019 Note issued when a PIK interest election is made at the applicable contractual interest payment dates. The Company elected the PIK interest on each of the interest payment dates since it entered into the 2019 Notes and recorded the PIK interest at the fair value of the incremental 2019 Note issued on these dates. As described below, an effective interest rate of the 2019 Note was established at the issuance date and thus any resulting difference between the fair value and such assumed cash flows of the PIK interest is recognized through a corresponding adjustment to the amount of interest cost recognized.

The Company has the option to prepay, at a premium, all or a portion of the outstanding principal amount of the 2019 Note. Any prepayment must include the portion of the original principal amount being prepaid, plus all PIK interest previously added in respect of such portion of the original principal amount. Additionally, if such principal amount of the 2019 Note to be prepaid plus all cash interest paid in respect of the portion to be prepaid is less than 150% of the original principal amount to be prepaid (such difference, the “Make-whole”), then such prepayment shall also include an amount equal to the Make-whole.

Upon the occurrence of (a) any liquidation of the Company or its material subsidiaries, (b) an event of default, (c) a change in control, or (d) an initial public offering of the Company, the Company must redeem the 2019 Note at an amount equal to the principal amount to be prepaid plus the Make-whole if applicable. Such redemption feature is determined to be accounted for as embedded derivative pursuant to ASC 815, Derivatives and Hedging. The embedded derivative was recognized at a fair value of $11.4 million at inception and is subsequently remeasured at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss). The recognition of the embedded derivative at inception created a discount on the 2019 Note. The fair value of the embedded derivative is $31.6 million and $66.1 million as of May 31, 2020 and February 28, 2021 (unaudited), respectively. The $20.2 million change in fair value during fiscal 2020 and the $4.6 million and $34.5 million changes in fair value during the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively, were recorded in change in fair value of embedded derivative liability in the consolidated statements of operations and comprehensive income (loss).

As discussed in Note 14, the initial recognition of the 2019 Warrant created a discount on the 2019 Note. The debt discount of $57.9 million (i.e., the sum of $1.5 million transaction costs reimbursed, the $11.4 million fair value of the embedded derivative at inception, and the $45.0 million fair value of the 2019 Warrant at inception) and issuance costs of $7.3 million allocated to the 2019 Note are amortized to interest expense using the effective interest method over the term of the 2019 Note. In addition, the effective interest rate of the 2019 Note was established at the issuance date incorporating assumed cash flows from the PIK interest.

As of May 31, 2020 and February 28, 2021 (unaudited) the effective interest rate on the 2019 Note was 11.9%.

For fiscal 2020, and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the interest expense recorded using the effective interest method is $7.3 million, $3.8 million and $12.5 million, respectively, which includes the amortized debt discount costs of the 2019 Note of $0.8 million, $0.4 million and $1.6 million, respectively, and debt issuance costs of the 2019 Note of $0.4 million, $0.2 million and $0.5 million, respectively.

Long-term debt, net consists of the following (in thousands):

	May 31, 2019	May 31, 2020	February 28, 2021
			(Unaudited)
Credit Agreement	$102,500	$—	$—
2019 Note	—	204,733	215,691
Discount on the 2019 Note	—	(57,994)	(57,070)
Debt issuance costs	—	(6,897)	(6,353)

Long-term debt, net	$102,500	$139,842	$152,268

As of May 31, 2020, scheduled maturities of principal on the Company’s long-term debt, net are as follows (in thousands):

Years Ending May 31,	Principal Maturities
2021	$—
2022	—
2023	—
2024	—
2025	—
Thereafter	204,733

Total long-term debt, net	$204,733

As of February 28, 2021 (unaudited), scheduled maturities of principal on the Company’s long-term debt, net for future years ending May 31, are as follows (in thousands):

Years Ending May 31,	Principal Maturities
2021 (Remaining three months)	$—
2022	—
2023	—
2024	—
2025	—
Thereafter	215,691

Total long-term debt, net	$215,691

14.	Warrant Liabilities

2019 Warrant Liability

On November 29, 2019, concurrent with the 2019 Note issuance, the Company issued the 2019 Warrant to purchase up to 683,964 shares of the Company’s common stock at an exercise price of $0.001 per share. In the event the 2019 Warrant is exercised on or prior to November 29, 2024, the warrant holder shall be entitled to receive 520,532 shares of the Company’s common stock. Otherwise, the underlying shares of the warrant shall increase on November 30, 2024 and each six months thereafter at an amount equal to (i) 40,858 multiplied by (ii) the outstanding principal amount of the 2019 Note divided by $200.0 million, until the underlying shares of the warrant equal to 683,964. If the Company makes or declares a dividend or any other distribution to its common stockholders, the holder shall receive such dividend or distribution that it would have been entitled to had the warrant been exercised in full into shares on the date of such event. Management determined that the warrant, which expires on November 29, 2034, is a freestanding financial instrument.

The 2019 Warrant grants the holder the right to require the Company to purchase the warrant and the shares issued pursuant to the exercise of the warrant for cash at fair market value from November 29, 2026 to January 28, 2027. Upon a liquidity event, including an initial public offering, the repurchase right of the holder will expire. The warrant represents an obligation that is indexed to an obligation to repurchase the shares of the Company’s common stock, and the Company is required to transfer cash. As such, the 2019 Warrant is classified as a liability in the consolidated balance sheets as of May 31, 2020 and February 28, 2021 (unaudited). The warrant was recorded at fair value at inception and is subsequently remeasured at fair value, with changes in fair value recorded in earnings. The initial fair value of the warrant is estimated to be $45.0 million, which created a discount on the 2019 Note. The discount is amortized using the effective interest method as discussed above. The fair value of the 2019 Warrant was $54.3 million, $45.3 million and $184.9 million as of May 31, 2020, February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively. The $9.4 million, $0.4 million and $130.5 million change in fair value of the warrant liability during fiscal 2020 and the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively, was recorded in changes in fair value of warrant liabilities in the consolidated statements of operations and comprehensive income (loss).

The $2.1 million in transaction, legal and accounting fees in connection with the 2019 Note and 2019 Warrant issuance allocated to the warrant were expensed immediately within other expense (income) in the consolidated statements to operations and comprehensive income (loss).

2020 Warrant Liability (Unaudited)

On October 2, 2020, as part of the 2020 Transaction, the Company issued to Catterton and Pamplona the 2020 Warrant to purchase up to 466,646 and 33,334 shares, respectively, of the Company’s common stock at an exercise price of $0.001 per share. The 2020 Warrants are exercised at the holders’ discretion subject to the following vesting conditions. For the 2020 Warrant held by Catterton, if the warrant is exercised on or prior to November 29, 2024, the number of the underlying shares shall be equal to 304,278; otherwise, the underlying shares of the warrant shall increase on November 30, 2024 and each six-months thereafter at an amount equal to (i) 40,592 plus (ii) 0.49% of any common stock of the Company issued after October 2, 2020, until the underlying shares of the warrant is equal to 5.88% of the sum of (i) 7,762,194 plus (ii) certain common stock of the Company issued after October 2, 2020. For the 2020 Warrant held by Pamplona, if the warrant is exercised prior to November 29, 2024, the number of the underlying shares shall be equal to 21,734; otherwise, the underlying shares of the warrant shall increase on November 30, 2024 and each six-months thereafter at an amount equal to (i) 2,900 plus (ii) 0.035% of any common stock of the Company issued after October 2, 2020, until the underlying shares of the warrant is equal to 0.42% of the sum of (i) 7,762,143 plus (ii) certain common stock of the Company issued after October 2, 2020.

If the Company makes or declares a dividend or any other distribution to its common shareholders, holders of the 2020 Warrants shall receive such dividend or distribution that they would have been entitled to had the 2020 Warrants been exercised in full into shares on the date of such event. Management determined that the 2020 Warrants, which expire on November 29, 2034, are freestanding financial instruments and participating securities for EPS purposes.

The holders have the right to require the Company to purchase the 2020 Warrants (or the shares issued pursuant to the exercise of the 2020 Warrants) at their fair value for cash during the period from November 29, 2026 to January 28, 2027. As such, the 2020 Warrants are classified as liabilities in the consolidated balance sheet as of February 28, 2021. The 2020 Warrants were recorded at fair value at inception and are subsequently remeasured at fair value, with changes in fair value recorded in earnings. The initial fair value of the 2020 Warrants is estimated to be $130.8 million and the fair value of the 2020 Warrants was $152.8 million as of February 28, 2021 (unaudited). The $22.0 million change in fair value of the warrant liability during the nine months ended February 28, 2021 (unaudited) was recorded in changes in fair value of warrant liabilities in the consolidated statements of operations and comprehensive income (loss).

15.	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following (in thousands):

	Unrealized Gain (Loss) on Foreign Currency Contracts	Foreign Currency Translation Adjustments	Total
Balance at June 1, 2018	$(252)	$(8,078)	$(8,330)
Current period other comprehensive income (loss)	140	(2,763)	(2,623)
Amounts reclassified to net income (loss)	113	—	113

Balance at May 31, 2019	$1	$(10,841)	$(10,840)

	Unrealized Gain (Loss) on Foreign Currency Contracts	Foreign Currency Translation Adjustments	Total
Balance at June 1, 2019	$1	$(10,841)	$(10,840)
Current period other comprehensive income (loss)	(136)	(633)	(769)
Amounts reclassified to net income (loss)	(207)	—	(207)

Balance at May 31, 2020	$(342)	$(11,474)	$(11,816)

	Unrealized Gain (Loss) on Foreign Currency Contracts	Foreign Currency Translation Adjustments	Total
Balance at June 1, 2019	$1	$(10,841)	$(10,840)
Current period other comprehensive income (loss) (Unaudited)	128	73	201
Amounts reclassified to net income (loss) (Unaudited)	74	—	74

Balance at February 29, 2020 (Unaudited)	$203	$(10,768)	$(10,565)

	Unrealized Gain (Loss) on Foreign Currency Contracts	Foreign Currency Translation Adjustments	Total
Balance at June 1, 2020	$(342)	$(11,474)	$(11,816)
Current period other comprehensive income (loss) (Unaudited)	(3,211)	5,981	2,770
Amounts reclassified to net income (loss) (Unaudited)	304	—	304

Balance at February 28, 2021 (Unaudited)	$(3,249)	$(5,493)	$(8,742)

16.	Income Taxes

Income (loss) before provision for income taxes consists of the following (in thousands):

	Years Ended
	May 31, 2019	May 31, 2020
United States	$74,276	$(96,495)
Foreign	3,024	421

Income (loss) before provision for income taxes	$77,300	$(96,074)

The provision for income taxes consists of the following (in thousands):

	Years Ended
	May 31, 2019	May 31, 2020
Current:
Federal	$—	$733
State	363	213
Foreign	1,662	943

Total current	$2,025	$1,889

Deferred:
Federal	$11,205	$(10,837)
State	4,740	(1,618)
Foreign	(528)	(678)
Change in valuation allowance	3,291	13,713

Total deferred	$18,708	$580

Total provision for income taxes	$20,733	$2,469

The provision for income tax differs from the amount computed by applying the statutory federal income tax rate to income before taxes as follows:

	Years Ended
	May 31, 2019	May 31, 2020
Statutory federal income tax rate	21.0%	21.0%
State tax provision	5.1	2.9
Foreign income tax differential	(0.2)	(0.4)
Change in valuation allowance	4.3	(14.3)
Adjustments to federal tax carryforwards	—	(0.6)
Change in Uncertain Tax Positions	5.3	(1.1)
Research credits	(10.9)	2.5
Warrant liability	—	(2.2)
Issuance of debt	—	(9.8)
Sale of subsidiary	2.2	—
Other	—	(0.6)

Provision for income taxes	26.8%	(2.6)%

As of May 31, 2019 and 2020, the net deferred tax asset consisted of the following (in thousands):

	May 31, 2019	May 31, 2020
Deferred tax assets:
Foreign net operating loss carryforwards	$85	$714
Reserves and allowances	4,197	6,518
Domestic net operating loss carryforwards	4,392	19,752
Deferred compensation plan	2,237	2,368
Deferred revenue	14,757	7,771
Uniform capitalization of inventory	1,378	969
Minimum tax credit carryforwards	615	—
Research credit carryforwards	4,059	6,341
Stock-based compensation	—	2,563
Interest	—	3,349
Other	199	940

Total gross deferred tax assets	31,919	51,285
Less valuation allowance	(25,321)	(39,034)

Total deferred tax assets	$6,598	$12,251

Deferred tax liabilities:
Property and equipment	$(3,161)	$(3,757)
Prepaid expenses	(717)	(922)
Debt	—	(4,517)
Intangible assets	(1,096)	(1,891)
Capitalized commissions	(1,175)	(1,293)
Other	(722)	(708)

Total deferred tax liabilities	(6,871)	(13,088)

Net deferred tax asset/(liability)	$(273)	$(837)

On February 15, 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income, which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Act. The ASU is effective for years beginning after December 15, 2018 and can be adopted early. The Company adopted ASU 2018-02 as of June 1, 2018 and elected not to reclassify the income tax effect of the Tax Act from accumulated other comprehensive income to retained earnings. The adoption of ASU 2018-02 resulted in no impact to the Company’s financial statements.

Valuation allowances are established when necessary to reduce deferred tax assets, including temporary differences and net operating loss carryforwards, to the amount expected to be realized in the future. FASB guidance indicates that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. The Company had cumulative losses from continuing operations in the U.S. for the three-year period ended May 31, 2020. The Company considered this negative evidence along with all other available positive and negative evidence and concluded that, as of May 31, 2020, it is more likely than not that the Company’s U.S. deferred tax assets will not be realized. As of May 31, 2020, the Company’s U.S. deferred tax assets were offset in full by a valuation allowance. The Company reviewed all available evidence, both positive and negative, to evaluate the recovery of foreign deferred tax assets. The Company concluded that as of May 31, 2020, it is more likely than not that the Company’s China deferred tax assets will not be realized. The Company’s Canada, U.K., and France deferred tax assets are expected to be realized and no valuation allowance has been established. A reconciliation of the beginning and ending amount of the valuation allowance is as follows (in thousands):

	May 31, 2019	May 31, 2020
Valuation allowance at beginning of year	$22,030	$25,321
Change in valuation allowance	3,291	13,713

Valuation at end of year	$25,321	$39,034

As of May 31, 2020, the Company had a $64.8 million federal net operating loss. This net operating loss has an indefinite carryforward period. This loss carryforward has been offset by a liability for unrecognized tax benefits of $2.0 million.

As of May 31, 2020, the Company had a $7.9 million deferred tax asset related to a federal research and development credit carryforward. This credit has been offset by a liability for unrecognized tax benefits of $3.8 million. If not utilized, the credits will expire beginning in fiscal 2027 through fiscal 2040.

As of May 31, 2020, the Company had state net operating losses of $136.8 million. Of the total state net operating losses, $80.4 million, $18.4 million, $6.0 million and $6.8 million are attributable to Utah, California, Pennsylvania, and Georgia, respectively. $6.7 million of operating losses are carried forward indefinitely and the remaining net loss carryovers will expire beginning in fiscal 2021 through 2038 depending on the state in which the losses were incurred.

As of May 31, 2020, the Company had a $3.6 million deferred tax asset related to a Utah research and development credit carryforward. This credit has been offset by a liability for unrecognized tax benefits of $1.3 million. If not utilized, the credits will expire beginning in fiscal 2021 through fiscal 2034.

As of May 31, 2020, the Company had $2.9 million and $0.7 million in foreign losses from its China and France subsidiaries. The deferred tax asset for the France net operating loss has been fully offset by a liability for unrecognized tax benefits. Net operating loss carryovers in China and France are subject to certain annual limitations on the amount eligible to be utilized. However, any amount that is not utilized due to the limitations is carried forward five years in China, and indefinitely in France.

The Company asserts at the end of the current period that the earnings of its subsidiaries in Europe, China and Dubai are indefinitely reinvested. Accordingly, no deferred tax asset or liability is recorded for basis differences or cumulative other comprehensive income (loss). The Company has not made a determination of the amount of unremitted foreign earnings and the unrecognized deferred tax liability on unremitted foreign earnings, as such determination is not practicable.

ASC Topic 740-10-05 requires that the impact of a tax position be recognized in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. As of May 31, 2020, the Company had a $6.7 million liability for unrecognized tax benefits, of which $5.7 million is netted against deferred tax assets for related carryforward credits. The Company expects no material changes to the liability for unrecognized tax benefits in the next 12 months. Interest and penalties associated with uncertain tax positions are recorded as a component of provision for income taxes. A reconciliation of the beginning and ending amount of unrecognized benefits is as follows (in thousands):

	Years Ended
	May 31, 2019	May 31, 2020
Unrecognized tax benefits at the beginning of year	$340	$5,333
Gross increases – current year tax positions	4,993	326
Gross increases – prior year tax positions	—	1,289
Gross decreases – prior year tax positions	—	(286)

Unrecognized tax benefits at end of year	5,333	6,662

Interest and penalties in year-end balance	$176	$117

The Company files U.S., various foreign and various state tax returns in jurisdictions with various statutes of limitation. As of May 31, 2020, the tax returns for fiscal 2013 through fiscal 2019 remain subject to examination. Annual tax provisions include amounts considered necessary to pay assessments that may result from examination of prior year tax returns; however, the amount ultimately paid upon resolution of issues may differ materially from the amount accrued. As of May 31, 2020, there are no income tax returns currently under audit.

Nine Months Ended February 29, 2020 (Unaudited) and February 28, 2021 (Unaudited)

In order to determine the Company’s quarterly provision for income taxes, the Company used an estimated annual effective tax rate that is based on expected annual income and statutory tax rates in the various jurisdictions in which the Company operates. Certain significant unusual or infrequently occurring items that are separately reported are separately recognized in the quarter during which they occur and can be a source of variability in the effective tax rate from quarter to quarter.

Provision for income taxes for the nine months ended February 28, 2021 (unaudited) was $0.2 million, or approximately (0.1)% of pre-tax loss, compared to an provision for income taxes for the nine months ended February 29, 2020 (unaudited) of $0.2 million, or approximately (0.3)% of pre-tax loss. Provision for income taxes for the nine months ended February 28, 2021 and the nine months ended February 29, 2020 is based on the Company’s estimated annualized effective tax rate for the fiscal years ending May 31, 2021 and May 31, 2020, respectively. For the nine months ended February 28, 2021, the Company’s recognized effective tax rate differs from the U.S. federal statutory rate primarily due to the Company’s U.S. deferred tax assets being offset in full by a valuation allowance, the change in fair value of warrants, and the issuance of Series A preferred stock.

17. Commitments and Contingencies

Operating Leases

The Company has non-cancellable operating leases, primarily for warehouse and production facilities and computer and production equipment. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Future minimum payments under non-cancellable operating leases consist of the following as of May 31, 2020 (in thousands):

Years Ending May 31,
2021	$5,014
2022	2,899
2023	1,977
2024	1,756
2025	1,701
Thereafter	5,226

Total	$18,573

There were no material changes to future minimum lease payments as of February 28, 2021. Rent expense under non-cancellable operating leases was $4.6 million, $5.1 million, $4.4 million and $4.6 million, respectively, for fiscal 2019 and 2020, and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited).

Environmental Issues

The Company and its operations are subject to federal, state, local and foreign environmental, health and safety laws and regulations, including relating to climate change, that, among other matters, impose workplace standards and limitations on the discharge of pollutants into the environment and establish standards for the use, management, handling, generation, treatment, storage, disposal, and release of, and exposure to, hazardous substances and wastes. The nature of the Company’s manufacturing and assembly operations exposes the Company to the risk of regulatory compliance and claims with respect to environmental, health and safety matters. As of the date of these financial statements, the Company was unaware of any material environmental, health or safety violations.

Product Liability

As a manufacturer and distributor of fitness equipment, the Company is inherently subject to the hazards and uncertainties of product liability claims and lawsuits, arising in the ordinary course of its business. These claims include injuries alleged to be sustained by individuals using the Company’s products. The Company has maintained, and expects to continue to maintain, product liability insurance, and it includes reserves for self-insured retention in accrued expenses in the consolidated balance sheets. While the Company believes its insurance coverage is adequate to cover the risks of product liability claims and awards, the Company may be subject to product liability claims which assert damages over the limits of its insurance coverage.

The Company currently carries an occurrence-based product liability insurance policy providing coverage for the period from October 1, 2020 to October 1, 2021 with limits of $2.0 million per occurrence and $4.0 million in the aggregate. The product liability insurance policy for the periods from October 1, 2017 to October 1, 2018, October 1, 2018 to October 1, 2019 and October 1, 2019 to October 1, 2020 was consistent with the policy covering the period from October 1, 2020 to October 1, 2021.

The Company believes that its insurance is generally adequate to cover product liability claims. Nevertheless, currently pending claims and any future claims are subject to the uncertainties related to litigation, and the ultimate outcome of any such proceedings or claims cannot be predicted. Due to uncertainty with respect to the nature and extent of manufacturers’ and distributors’ liability for personal injuries, the Company cannot guarantee that its product liability insurance is or will be adequate to cover such claims. The Company vigorously defends any and all product liability claims brought against it and does not believe that any current pending claims or series of claims will have a material effect on its results of operations, liquidity or financial position. As of May 31, 2019 and 2020, and as of February 28, 2021 (unaudited), the Company had accrued $2.0 million, $3.1 million and $3.1 million, respectively, for known product liability claims and for claims incurred but not reported, which are included in accrued expenses in the consolidated balance sheets.

Other Litigation

Occasionally, the Company has been involved in various product reviews and recalls with the Consumer Product Safety Commission (“CPSC”). The Company believes that resolutions of these reviews and recalls will not have a material effect on its results of operations, financial position or liquidity.

The Company is also involved in several intellectual property and patent infringement claims arising in the ordinary course of its business. The Company believes that the ultimate outcome of these matters will not have a material effect on its results of operations, financial position or liquidity.

The Company is occasionally a party to non-product liability commercial disputes involving contract claims. The Company believes that resolution of these disputes will not have a material effect on its results of operations, financial position, liquidity or cash flows.

18.	Stockholders’ Equity

On July 20, 1999, the Company authorized 1,000 shares of common stock, with a par value of $0.001 per share, in connection with the formation of the Company. On September 22, 1999, the Company increased the total number of authorized shares of common stock to 12,000,000. As of May 31, 2019 and 2020 there were 6,515,656 common stock shares legally issued and outstanding, and as of February 28, 2021 (unaudited) there were 6,353,849 common stock shares legally issued and outstanding. Common stock shares legally issued and outstanding as of May 31, 2019 and 2020 include 666,700 shares issued in 1999, which were issued to members of management and simultaneously pledged as collateral in association with loans to management. The issuance of the common stock was accounted for as a stock option grant, therefore, the shares were not considered outstanding for accounting purposes and are excluded from the calculation of basic earnings per share. These loans were forgiven in October 2020 and as of February 28, 2021 (unaudited) all shares of common stock pledged as collateral associated with the 1999 loans are reflected as outstanding shares of common stock. Common stock shares legally issued and outstanding as of February 28, 2021 include 92,437 shares issued in June 2020. The shares are pledged as collateral under the management loans issued in 2017 and as such, and for accounting purposes they are treated in the same way as the shares previously pledged for the 1999 loans and are not included in treasury stock. Refer to Note 22 for further detail regarding the management loans. The Company’s common stock is entitled to one vote per share. The Company has not declared or paid any dividends with respect to its common stock.

As of May 31, 2020, the Company had 10,000 authorized shares of preferred stock, with a par value of $0.001 per share. On October 2, 2020 (unaudited), in association with the 2020 Transactions (see Note 12), the Company amended its articles of incorporation. The amended articles of incorporation reduced the authorized number of shares of preferred stock to 210. No shares of equity classified preferred stock were issued or outstanding as of May 31, 2019 and 2020 or as of February 28, 2021 (unaudited). Refer to Note 12 for further detail on the Company’s liability-classified mandatorily redeemable preferred stock.

Treasury Stock

On August 21, 2017, June 20, 2019, and October 9, 2020 (unaudited) the Company made loans to certain members of management which were secured solely by the shares of the Company’s common stock and therefore accounted for as a repurchase of the shares previously held by the employees (see Note 22). The repurchase was accounted for as a treasury stock transaction and the excess of the repurchase amount over the fair value of the shares was recognized as compensation cost. The Company repurchased a total of 196,720 shares related to the loans made to management in 2017 for an aggregate repurchase price of $10.9 million. The Company repurchased a total of 15,150 shares related to the loans made to management during fiscal 2020 for an aggregate repurchase price of $1.2 million. The Company repurchased a total of 195,253 shares related to the loans made to management in October 2020 for an aggregate purchase price of $59.6 million (unaudited). For the two loans issued in October 2020, the Company accounted for the original issuances, each secured by shares of common stock, as a repurchase of the shares and the grant of a stock option award in exchange for a non-recourse note with an effective exercise price equal to the borrowings under the loan. See Note 22 for additional detail on the options issued in exchange for the pledged assets on the loans to management.

Per the terms of the agreement signed in accordance with the 2020 Transactions, the Company may use up to $30 million of proceeds from the 2020 Transactions to redeem its stock from certain existing stockholders. As such, stockholders of the Company (other than the Company’s chief executive officer, and his affiliates, Catterton, and Pamplona) were given an opportunity to sell up to 100% of their shares to the Company until April 2, 2021 at a price per share to be determined by its board of directors. As such, during the nine months ended February 28, 2021 (unaudited), the Company redeemed and subsequently retired an aggregate 331,089 shares of its common stock at a price of $41.64 per share for a total consideration price of $13.8 million.

19.	Stock-Based Compensation

Stock Option Plan

In fiscal 2014, the Company established a stock option plan (“2014 Plan”). The 2014 Plan included a total reserved amount of 730,000 shares subject to options, stock appreciation rights, restricted stock, and other stock-based awards. The Company has granted options in fiscal years 2014, 2017, and 2020 under the 2014 Plan and no shares subject to options remain available for issuance at May 31, 2020 and February 28, 2021 (unaudited). Options generally have a contractual term of 10 years from the grant date.

Certain option awards vested immediately and the Company recognized the associated stock-based compensation expense in full upon the grant date. Stock-based compensation expense recognized on immediately vested awards was $0 and $7.9 million for fiscal 2019 and 2020, respectively (excluding the impact of the fiscal 2020 modification discussed below), and no stock-based compensation expense was recognized on immediately vested awards for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively.

In fiscal 2020, the vesting conditions of option awards exercisable into 92,437 shares previously granted to an employee in fiscal 2014 were modified by the Company, resulting in immediate vesting of the awards. Prior to this modification, vesting of the awards was subject to the occurrence of a performance condition and hence no stock-based compensation expense had been recognized as the performance condition was not probable to occur. The total fair value of the modified awards was $9.4 million, which was recognized as an additional expense in fiscal 2020.

All other option awards were granted subject to both service and performance conditions that require an evaluation of whether the performance condition (i.e., liquidity event, such as an initial public offering) is probable. As of May 31, 2019 and 2020 and February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the Company determined that the performance condition is not probable to occur, and, therefore, no stock-based compensation expense has been recognized for such.

Loans to Management

The Company provided loans to certain members of management that in some instances were secured by shares and options of the Company’s common stock that the respective members of management owned which have been treated as the grant of a stock option and are included in the table below. See Note 22 for additional details on Company loans to management. Total stock-based compensation expense associated with Company loans to management was $0 and $1.2 million for fiscal 2019 and 2020, respectively. Total stock-based compensation expense associated with Company loans to management was $1.2 million and $44.0 million for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively.

Stock option activity related to the 2014 Plan and Company loans to management is as follows:

	Options Outstanding
	Number of Shares Subject to Options	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term	Total Fair Value at Grant
		(per share)	(years)	(in thousands)
Outstanding - May 31, 2018	1,201,288	3.31	3.9	$25,191
Granted	—	—	—	—
Exercised	—	—	—	—
Remeasurement	—	—	—	—
Cancelled	—	—	—	—

Outstanding - May 31, 2019	1,201,288	3.31	2.9	$25,191
Granted	367,109	3.86	6.6	34,204
Exercised	—	—	—	—
Remeasurement[1]	—	4.04	8.8	837
Cancelled	(289,845)	4.57	—	(16,178)

Outstanding - May 31, 2020	1,278,552	3.56	8.0	$44,054

Granted (unaudited)	195,253	266.32	9.6	48,606
Exercised[2] (unaudited)	(743,545)	0.12	—	(15,050)
Remeasurement[3] (unaudited)	—	—	8.6	2,200
Cancelled (unaudited)	—	—	—	—

Outstanding - February 28, 2021 (unaudited)	730,260	74.30	6.9	$79,810

Vested and exercisable - May 31, 2020	1,047,852	3.98	8.5	33,875

Unvested awards - May 31, 2020	230,700	1.61	5.9	$10,179

Vested and exercisable - February 28, 2021 (unaudited)	499,560	107.87	7.8	63,831

Unvested awards - February 28, 2021 (unaudited)	230,700	1.61	5.2	$10,179

¹

During fiscal 2020, 666,700 shares subject to options associated with Company loans to management were modified that increased their remaining contractual term. Additionally, 196,720 shares subject to options associated with Company loans to management were modified that increased their exercise price.

[2]

This excludes 92,437 shares issued upon option exercise under the 2014 Plan in June 2020, as the underlying shares remain as collateral for Company loans to management (see Note 22) and as such, do not represent an exercise under ASC 718, Compensation - Stock Compensation.

[3]

During fiscal 2021, 666,700 shares subject to options associated with Company loans to management were remeasured due to the cancellation of the underlying loans, resulting in lowering the exercise price to zero and increasing the fair value of the awards. The cancellation of the loans would likewise represent an exercise of the underlying options.

The fair value associated with unvested awards will be recognized as stock-based compensation expense when the Company determines the occurrence of the performance condition to be probable and recognized over any remaining service periods. The weighted-average grant date fair value of awards granted in fiscal 2020 was $93.17 per share. The weighted-average grant date fair value of awards granted in the nine months ended February 28, 2021 (unaudited) was $248.94 per share. The Company determined that the aggregate intrinsic value of vested and exercisable awards was $105.2 million and $123.5 million as of May 31, 2020 and February 28, 2021 (unaudited), respectively. The aggregate intrinsic value of vested and exercisable awards was calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock as of May 31, 2020 and February 28, 2021 (unaudited), as determined by the board of directors.

Total stock-based compensation expense was $0, $18.5 million, $1.2 million and $44.0 million for fiscal 2019 and 2020 and for the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), respectively, and is recorded in general and administrative expense in the consolidated statements of operations and comprehensive income (loss).

As of February 28, 2021, the Company had $9.2 million of unrecognized stock-based compensation expense related to awards whose vesting is subject to a performance condition which relates to the consummation of an initial public offering of the Company’s stock. We expect to recognize such expense at the time of our initial public offering.

In determining the grant-date fair value of the options, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment. Additionally, the Company elects to account for award forfeitures as they occur.

Fair value of common stock—The fair value of the shares of common stock underlying stock options has historically been established by the Company’s board of directors, which is responsible for these estimates, and has been based in part upon a valuation provided by an independent third-party valuation firm. Because there has been no public market for the Company’s common stock, the board of directors considered this independent valuation and other factors, including, but not limited to, revenue growth, the current status of the technical and commercial success of its operations, its financial condition, stage of development and competition to establish the fair value of the Company’s common stock at the time of grant of the options. The fair value of the underlying common stock will be determined by the board of directors until such time as its common stock is listed on a stock exchange.

Expected term—The expected term represents the period over which the Company anticipates stock-based awards to be outstanding. The Company estimates expected term based on its prior award history and expectations regarding future exercises.

Volatility—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. The Company estimates the expected volatility by taking the average historical volatility of the common stock of a group of comparable publicly traded companies over a period equal to the expected life of the options.

Risk-free rate—The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected term of the awards.

Dividend yield—The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, it used an expected dividend yield of zero.

The following table provides the weighted-average inputs for expected term, volatility, risk-free rate, and dividend yield that were utilized by the Company in its Black-Scholes option pricing model for options granted during fiscal 2020 and the nine months ended February 28, 2021 (unaudited):

	Year Ended	Nine Months Ended
	May 31, 2020	February 28, 2021
		(Unaudited)
Weighted-average expected term	5 - 10 years	10 years
Weighted-average volatility	75.0% - 80.0%	80.0%
Weighted-average risk-free interest rate	0.4% - 2.0%	0.79%
Weighted-average dividend yield	—	—

20.	Earnings Per Share

The following table sets forth the computation of the Company’s basic and diluted net income (loss) per share attributable to common stockholders (in thousands, except share and per share amounts):

	Years Ended		Nine Months Ended,
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
			(Unaudited)
Numerator:
Net income (loss)	$56,567	$(98,543)	$(65,397)	$(386,342)
Less: Earnings allocated to participating securities[1]	(7,496)	—	—	—

Net income (loss) attributable to common stock - basic and diluted	49,071	(98,543)	(65,397)	(386,342)

Denominator:

Weighted average shares of Common stock - basic and diluted	5,652,236	5,637,872	5,638,137	5,988,375

Net income (loss) per share
Basic	$8.68	$(17.48)	$(11.60)	$(64.52)

Diluted	$8.68	$(17.48)	$(11.60)	$(64.52)

[1]

As discussed in Note 22, the pledge of shares in exchange for the non-recourse loans was treated as a repurchase of the common shares, accounted for as a treasury stock transaction, and the grant of vested stock options in exchange for the non-recourse note with an effective exercise price equal to the borrowings under the loan. Holders of the 863,420 total participative options are entitled to the same voting and dividend rights to which they were entitled as holders of shares of common stock, but are not contractually obligated to participate in periods when the Company incurs a net loss. As such, the Company has allocated earnings on a one to one basis with the participating securities. Fiscal 2019 weighted average shares of common stock - basic and diluted have been revised from 6,515,656 as disclosed in our prior financial statements to 5,652,236 to reflect the allocation of earnings to participating securities.

The following common stock equivalents were excluded from the computation of diluted net income (loss) per share for the periods presented because including them would have been antidilutive or they were contingently issuable:

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
			(Unaudited)
Stock options[1]	337,868	1,278,552	1,133,035	637,823
Stock warrants	—	520,532	520,532	846,544

Total	337,868	1,799,084	1,653,567	1,484,367

¹

The stock options outstanding of 337,868 on May 31, 2019 are not included in basic or dilutive earnings per share as they are contingently issuable upon meeting certain performance conditions none of which were met as of the reporting date. For fiscal 2020 and the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the options outstanding include 878,570, 878,570 and 407,123 options, respectively, related to the common shares pledged as collateral for the non-recourse loans issued to management of the Company in addition to 399,982, 254,465 and 230,700 options, respectively, issued and outstanding as part of the 2014 Plan.

21.	Segments

The Company has two operating and reportable segments: Interactive Fitness Products and Subscription. Segment information is presented in the same manner that the CODM reviews the operating results in assessing performance and allocating resources. The CODM reviews revenue, cost of revenue and gross profit for both of the segments. Gross profit is defined as revenue less cost of revenue incurred by the segment.

No operating segments have been aggregated to form the reportable segments. The Company does not allocate assets at the reportable segment level as these are managed on an entity wide group basis and, accordingly, the Company does not report asset information by segment. The Interactive Fitness Products segment derives revenue from sale of the treadmills, bikes, ellipticals, rowers, climbers, strength equipment, fitness mirrors, yoga equipment, and accessories. The Subscription segment derives revenue from monthly and annual iFIT subscriptions and the sale of extended warranties on fitness equipment. There are no intercompany revenue transactions between segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows (in thousands):

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
			(Unaudited)
Interactive fitness products:
Revenue	$626,189	$727,703	$497,991	$1,137,974
Cost of revenue	444,908	503,353	354,276	721,264

Gross profit	$181,281	$224,350	$143,715	$416,710

Subscription:
Revenue	$73,776	$123,977	$76,466	$162,433
Cost of revenue	13,226	19,362	13,764	19,085

Gross profit	$60,550	$104,615	$62,702	$143,348

Consolidated:
Revenue	$699,965	$851,680	$574,457	$1,300,407
Cost of revenue	458,134	522,715	368,040	740,349

Gross profit	$241,831	$328,965	$206,417	$560,058

Reconciliation of Gross Profit

Operating expenditures, other expenses, and taxes are not allocated to individual segments as these are managed on an entity wide group basis. The reconciliation between reportable segment gross profit to consolidated income (loss) before tax is as follows (in thousands):

	Years Ended		Nine Months Ended
	May 31, 2019	May 31, 2020	February 29, 2020	February 28, 2021
			(Unaudited)
Segment gross profit	$241,831	$328,965	$206,417	$560,058
Sales and marketing	193,173	278,492	194,251	437,465
Research and development	20,898	23,122	16,540	25,067
General and administrative	48,892	77,105	46,096	98,926
Total other expense (income)	(98,432)	46,320	14,765	384,699

Income (loss) before provision for income taxes	$77,300	$(96,074)	$(65,235)	$(386,099)

22.	Related-Party Transactions

Loans to Management

On September 27, 1999, the Company made loans to members of management in the amounts of $1.2 million and $1.0 million, respectively (the “1999 loans”). On August 21, 2017, the Company made additional loans to two members of management in the amounts of $0.8 million each and on June 20, 2019 additional loans to two members of management of $0.2 million and $0.3 million, respectively. These loans bore interest on the outstanding principal balance at the applicable federal rate, as published monthly. The Company did not obligate the borrowers to pay the annual interest and reported the uncollected interest annually as taxable income on the employees’ W-2.

In connection with the 2020 Transactions, on October 9, 2020, the Company’s chief executive officer and an affiliate received $44.0 million (unaudited) and $8.0 million (unaudited), respectively, in cash in exchange for non-recourse loans that were secured by 195,253 shares (unaudited) of the Company’s common stock owned by them. These loans bear interest on the outstanding principal balance at the applicable federal rate, to be capitalized into the principal of the loan on a quarterly basis. All of the notes are non-recourse to the borrowers’ assets except for the shares, or in some instances shares and options, of the Company’s common stock the respective persons owned. Each of the loans have terms of 10 years with payment due upon maturity.

Except for the 1999 loans, the Company accounted for the original issuance of these loans that were secured solely by the shares of common stock as a repurchase of the shares previously held by the member of management and the grant of a stock option in exchange for a non-recourse note with an effective exercise price equal to the borrowings under the loan. The repurchase was accounted for as a treasury stock transaction, and the Company recognized compensation cost for any excess of the repurchase amount over the fair value of the shares. The 1999 loans were contemporaneous with the issuance of the stock and accordingly was treated as an option grant without a repurchase as no previously held stock was pledged.

For some of the loans, the Company accepted the pledge of a mix of owned shares and unvested options exercisable into common shares of the Company. The Company accounted for the pledge of an option as a cancellation of the old option in exchange for a cash incentive and issuance of a replacement award whose strike price is the cumulative amount of the actual option exercise price and the attributable loan amount.

On January 1, 2009, and on September 24, 2019, certain loans were scheduled to mature and were extended by the Company, which was deemed as a modification of an option grant to extend exercisability. The loans subject to term extensions are in respect to fully vested shares. As the underlying shares are fully vested, the Company accounted for the modification by immediately recording incremental expense of $1.2 million and $0.8 million in 2009 and 2019, respectively.

One of the members of management who received a loan on June 20, 2019, had already secured the loan received on August 21, 2017 with the same pledged shares now being pledged for the June 2019 loan. Considering that the August 21, 2017 loan is deemed a repurchase and issuance of a new option, the incremental loan, in substance, represents a repricing of the option through the increase of the strike price. While the increase in the strike price did not result in additional expense, the cash payment and the issuance of the loan to the other executive in June 2019 resulted in compensation expense of $0.4 million. Also, upon one of the members of management leaving the Company in fiscal 2020, the pledged options were canceled, but the loan collateralized by such options was not repaid and remained outstanding. The Company accounted for this modification as a probable-to-probable modification of a fully vested option related to the pledged common stock. The Company did not incur additional compensation expense related to the modification.

The Company does not enforce collection of contractual interest payments and these loans do not include periodic amortization payments of principal. Historically, the Company has extended maturity terms. In the event of an initial public offering, the loans to management will need to be extinguished. The Company is evaluating if the loans will be repaid or forgiven at the time of an initial public offering.

Forgiveness of Loans to Management (Unaudited)

In October 2020, the Company forgave the outstanding balances of $2.2 million of the 1999 loans. As discussed above, the loans were non-recourse and the issuance of stock was considered a stock option for accounting purposes. Therefore, the forgiveness of the notes was in effect a repricing of the options’ exercise price to zero. As a result, on the forgiveness date, the Company applied modification accounting as prescribed by ASC 718, Compensation - Stock Compensation in order to calculate any incremental compensation cost to be recognized. The modification calculation reflected assumptions pre-modification representative of the remaining loan maturity and associated assumptions of volatility and interest rate. Following the modification, there was no remaining expected life and the fair value represented the intrinsic value of the award. The forgiveness of the non-recourse loan represented a repricing of the strike price to $0, and the Company recognized incremental compensation expense equal to the principal amount forgiven, which amounted to $2.2 million.

Purchases from Shareholders

During fiscal 2019 and 2020, and during the nine months ended February 29, 2020 (unaudited) and February 28, 2021 (unaudited), the Company purchased certain inventories totaling $17.8 million, $18.3 million, $16.5 million and $21.4 million, respectively, from a company owned by a stockholder and board member.

Services Provided by Shareholders

During the nine months ended February 28, 2021 (unaudited), the Company was provided services totaling $1.3 million from a company owned by a stockholder and board member.

23.	Risks and Uncertainties

COVID-19

During March 2020, a global pandemic was declared by the World Health Organization related to the outbreak of a novel strain of coronavirus (COVID-19). The pandemic has significantly impacted worldwide economic conditions. While the Company experienced an increase in sales during the period since the pandemic was declared, the virus continues to cause significant economic uncertainty within the markets in which the Company operates. As a result, the Company is unable to predict the future impact, both in terms of severity and duration, COVID-19 will have on its operating results, cash flows and financial condition.

24.	Subsequent Events

For the annual financial statements, subsequent events were evaluated from the balance sheet date of May 31, 2020 through March 26, 2021, the date the audited consolidated financial statements were issued. The Company has concluded that no events or transactions have occurred that require disclosure in the accompanying consolidated financial statements, other than the following;

Issuance of Preferred Stock and Warrants

On October 2, 2020, pursuant to a securities purchase agreement, the Company issued 210 shares of preferred stock and warrants to purchase up to 499,980 shares of the Company’s common stock (the “2020 Warrants”) to LC9 Connected Holdings, LP, (“Catterton”) and Pamplona for gross proceeds of $210.0 million (the “2020 Transactions”).

Prior and in preference to any declaration or payment of any dividend on the Company’s common shares, on a pari passu basis, the holders of the Series A preferred stock are entitled to receive cumulative dividends at a rate per annum equal to (i) 7.0% from October 2, 2020 until November 29, 2026 and (ii) thereafter, 10.0%, in each case, on the sum of (a) the liquidation value of each share (i.e. $1.0 million) plus (b) all previously compounded accrued dividends. The shares of the Series A preferred stock are not convertible into shares of the Company’s common stock and they do not have any voting rights.

Upon any liquidation, dissolution, winding up of the Company, or an initial public offering, the Company must pay in full all outstanding shares of Series A preferred stock at a price per share equal to the greater of (i) the sum of (a) the liquidation value of each outstanding share of Series A preferred stock, plus (b) all accrued but unpaid dividends and (ii) 150% of the liquidation value of such outstanding share of Series A preferred stock. The Company is required to pay the Company’s Series A preferred stockholders a price equal to 125% of the liquidation value of such Series A preferred stock, if an initial public offering occurs prior to September 30, 2021. On or after October 2, 2023, the Company has the option to prepay all of any portion of the outstanding shares of preferred stock at a price per share equal to the mandatory payment price.

The 2020 Warrants were issued with an exercise price of $0.001 per share with an expiration date of November 29, 2034. If the Company makes or declares a dividend or any other distribution to its common shareholders, holders of the 2020 Warrants shall receive such dividend or distribution that they would have been entitled to had the 2020 Warrants been exercised in full into shares on the date of such event.

The holders have the right to require the Company to purchase the 2020 Warrants (or the shares issued pursuant to the exercise of the 2020 Warrants) at their fair value for cash during the period from November 29, 2026 to January 28, 2027.

The 2020 Warrants can be exercised at the holders’ discretion, at any time prior to the expiration date subject to the following vesting conditions. For the 2020 Warrants held by Catterton, if the warrant is exercised on or prior to November 29, 2024, the number of the underlying shares shall be equal to 304,278; otherwise, the underlying shares of the warrant shall increase on November 30, 2024 and each six-months thereafter at an amount equal to (i) 40,592 plus (ii) 0.49% of any common stock of the Company issued after October 2, 2020, until the underlying shares of the warrant is equal to 5.88% of the sum of (i) 7,762,194 plus (ii) certain common stock of the Company issued after October 2, 2020. For the 2020 Warrants held by Pamplona, if the warrant is exercised prior to November 29, 2024, the number of the underlying shares shall be equal to 21,734; otherwise, the underlying shares of the warrant shall increase on November 30, 2024 and each six-months thereafter at an amount equal to (i) 2,900 plus (ii) 0.035% of any common stock of the Company issued after October 2, 2020, until the underlying shares of the warrant is equal to 0.42% of the sum of (i) 7,762,143 plus (ii) certain common stock of the Company issued after October 2, 2020.

Forgiveness of Loans to Management

In October 2020, the Company forgave the outstanding loan balances for the amounts of $1.0 million and $1.2 million issued to two members of management in September 1999 (see Note 22).

Distributions

In accordance with the directions of the Company’s board of directors, the Company may use up to $30 million of proceeds from the 2020 Transactions to redeem its stock from certain existing stockholders. As such, stockholders of the Company (other than the Company’s chief executive officer, and his affiliates, Catterton, and Pamplona) were given an opportunity to sell up to 100% of their shares to the Company until April 2, 2021 at a price per share based on an equity valuation of the Company to be determined by its board of directors. As such, in November and December 2020 and January 2021, the Company redeemed an aggregate 331,089 shares of its common stock at a price of $41.64 per share for a total consideration price of $13.8 million.

In connection with the 2020 transaction, on October 9, 2020, the Company’s Chief Executive Officer and an affiliate received $52 million in cash in exchange for non-recourse loans that were secured by shares of the Company’s common stock owned by them.

Issuance of Series B Preferred Stock

On March 17, 2021, pursuant to a securities purchase agreement, the Company amended its articles of incorporation to authorize 25 additional shares of preferred stock which were subsequently issued as Series B preferred stock for an aggregate purchase price of $25,000,000 (the “2021 Transaction”). As part of the amendment to the articles of incorporation, the 210 preferred shares that were issued on October 2, 2020 were designated as Series A preferred stock.

Dividends shall accrue on the shares of Series B preferred stock at the rate per annum equal to 7.0% on the sum of (i) the liquidation value of each outstanding share of Series B preferred stock, plus (ii) all previously compounded accrued dividends, accruing from the date of issuance. Series B accrued dividends shall accrue daily, whether or not declared, and shall be cumulative, compounding each quarter.

Upon the occurrence of an initial public offering that is consummated prior to January 1, 2022, the Company is required to pay in full the $25.0 million liquidation value (without the accrual of any dividends). This payment is required to be made with a number of shares of Class A common stock equal to $25.0 million divided by 80% of the public offering price of the Class A common stock.

25. Subsequent Events (Unaudited)

For the interim financial statements relating to the nine months ended February 28, 2021, subsequent events were evaluated through May 25, 2021, the date on which the unaudited interim consolidated financial statements were issued. The Company has concluded that no events or transactions have occurred that require disclosure in the accompanying consolidated financial statements, other than the following;

Be Boundless (29029) Acquisition

On April 30, 2021, pursuant to a membership interest purchase agreement, the Company acquired all of the outstanding units of membership interests in Be Boundless, LLC for $9.6 million in cash and common stock equal to $11.5 million divided by an amount equal to 80% of the price per share for shares sold in connection with a qualified initial public offering. In the event that a qualified initial public offering does not occur by the third anniversary of the closing date, the Company will instead pay $11.5 million cash, plus interest accruing from the closing date at the applicable federal rate, in lieu of the share consideration.

Oura Investment

On March 19, 2021, the Company invested $9.0 million in Oura Health Oy (“Oura”), a Finnish health technology company focused on wearable health products. The Company received 90,331 shares of Oura’s series C preferred shares. The Company is not entitled to voting rights. However, upon an initial public offering by Oura, the Company’s series C preferred shares will be converted into shares of Oura’s common stock. The Company is entitled to a portion of any dividends declared by Oura.

Loan to Management

On May 17, 2021, the Company made a loan to a member of management in the amount of $9.3 million. In exchange for the loan, the member of management pledged 25,494 shares of the Company’s common stock. The loan bears interest on the outstanding principal at the applicable federal rate, as published monthly. The loan matures on or before the earlier of (i) immediately prior to the initial public offering of the Company or (ii) May 17, 2023. The loan may be prepaid without premium or penalty.

Line of Credit Modification

On May 12, 2021, Icon entered into a credit agreement with Bank of America, N.A. an administrative agent, and a syndicate of the existing lenders of the 2020 Credit Agreement (the “2021 Credit Agreement”), which provided for a $325.0 million revolving line of credit (the “2021 Revolver”) and a letter of credit. The 2021 Revolver matures on May 12, 2026. As a condition to closing, the 2021 Credit Agreement required the termination of any security interests and guarantees under the 2020 Credit Agreement.

The 2021 Credit Agreement permits the interest rate to be selected at Icon’s option at the LIBO Rate, Alternate Base Rate, Canadian Prime Rate, or Canadian Dollar Offered Rate (CDOR), plus their respective applicable margin. The LIBO Rate is the published LIBO Rate, as adjusted to reflect applicable statutory reserves prescribed by governmental authorities. The Alternate Base Rate is the higher of (i) the Federal Funds Rate plus 0.50%, (ii) the Published LIBO Rate plus 1.00% and (iii) the Prime Rate. The Canadian Prime Rate is the higher of (i) the variable interest rate of Bank of America, N.A. and (ii) the 1-month CDOR plus 1.00% per annum. The CDOR Rate is the rate of interest per annum equal to the arithmetic average of the rates applicable to Canadian Dollar bankers’ acceptance rate.

Under the 2021 Credit Agreement, the lenders have a perfected first priority lien on substantially all tangible and intangible assets of Icon. The 2021 Credit Agreement contains financial covenants, including a minimum fixed charge coverage ratio when a triggering event occurs and limitations on additional indebtedness and dividends.

        Shares

Class A Common Stock

Morgan Stanley	BofA Securities	Barclays

                    , 2021

Until                 , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for NASDAQ.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

* To be provided by amendment.

Item 14. Indemnification of Officers and Directors.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold by the Registrant in transactions that were exempt from the requirements of the Securities Act in the last three years:

•	The Registrant has issued shares or options with respect to shares under its 2014 Stock Option Plan.

•	The Registrant has issued shares in connection with the offering.

•

The Registrant issued Warrants and Preferred Shares in connection with the 2019 Financing Transaction and the 2020 Financing Transaction and will issue Class A shares in respect thereof in connection with or following the offering.

•	The Registrant issued Preferred Shares in 2021 and will issue Class A shares in respect thereof in connection with the offering.

The shares of Class A and Class B common stock in all of the transactions listed above were issued or will be issued in reliance upon Section 4(2) or Section 3(a)(9) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as the sale of such securities did not or will not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of iFIT Health & Fitness Inc to be in effect prior to the consummation of the offering made under this Registration Statement.

3.2*	Form of Amended and Restated Bylaws of iFIT Health & Fitness Inc to be in effect prior to the consummation of the offering made under this Registration Statement.

Exhibit No.	Description

3.3*	Certificate of Incorporation of iFIT Health & Fitness Inc, as currently in effect.

3.4*	Bylaws of iFIT Health & Fitness Inc, as currently in effect.

4.1*	Form of Certificate of Class A Common Stock.

4.2*	Form of Amended and Restated Stockholders Agreement, by and among iFIT Health & Fitness Inc and certain stockholders named therein.

5.1*	Opinion of Weil, Gotshal & Manges LLP.

10.1*	Credit Agreement, dated as of April 27, 2020, among HF Holdings, Inc., ICON Health & Fitness, Inc., the Other Borrowers Party Thereto, the Lenders Party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.2*	Form of Indemnification Agreement

21.1*	List of subsidiaries.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Logan, State of Utah, on                 , 2021.

iFIT Health & Fitness Inc

By:
Name Scott R. Watterson
Title: Co-Founder, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Scott R. Watterson, Steven J. Barr and Everett Smith or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                 , 2021.

Signature	Title

Scott R. Watterson	Co-Founder, Chief Executive Officer and Director (Principal Executive Officer and Director)

Steven J. Barr	Executive Vice President, Chief Financial Officer (Principal Financial Officer)

Troy Thornton	Chief Accounting Officer (Principal Accounting Officer)

David J. Watterson	Executive Vice President, Chief Strategy Officer and Director

Greg Benson	Director

Erica Berchtold	Director

Signature	Title

Karen Boykin-Towns	Director

Scott Dahnke	Director

Robert C. Gay	Director

Alexander Hawkinson	Director

Wen-Chung Ko	Director

Marc Magliacano	Director

Charles Robins	Director

Andrew Singer	Director

Gary E. Stevenson	Director

Abigail Taylor	Director